


03024034

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JC Decaux

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FILE NO. 82- 34631 FISCAL YEAR 12-31-02

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DATE : 6/25/03

82-34631

JCDecaux

showcasing the world

JCDecaux bus shelter designed by Robert A.M. Stern Architects, on North Michigan Avenue outside of Tiffany, with Chicago's John Hancock building in the background

2002 ANNUAL REPORT

Document de Référence

FILE 82-5247

TABLE OF CONTENTS

Message from the Chairman 2

Message from our co-Chief Executive Officers 3

COMPANY OVERVIEW 4

Financial highlights 5
The year 2002 6
The outdoor advertising market 8
Our business 11
Our advertisers 20
Sustainable development 22
Research and development 28
Other information about our business 29

FINANCIAL STATEMENTS 33

Management discussion and analysis of Group consolidated financial statements 34
Consolidated financial statements 46
Notes to the consolidated financial statements 50
Management discussion and analysis of corporate financial statements 72
Corporate financial statements 74
Notes to the corporate financial statements 77

LEGAL AND FINANCIAL INFORMATION 93

Corporate Governance 94
Our shareholders 101
Our share capital 103
Stock performance 111
Legal information 113
Organisational chart 120

ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS - MAY 14, 2003 122

Agenda 123
Discussion of proposed resolutions 124
Statutory auditors' reports 125
Proposed resolutions 129
Persons responsible for preparing this document and financial statements 132
Statutory auditors' report on the "Document de Référence" 133

This document is a translation of the 2002 *Document de Référence* published in French by JCDecaux SA which was registered with the *Commission des Opérations de Bourse* under the visa No. R 03-053 on April 16, 2003. Only the French version of the 2002 *Document de Référence* is legally binding.

MESSAGE FROM THE CHAIRMAN

Dear Shareholder,

Our Group, which created the concept of street furniture, is currently the only world-class player to have developed a full range of outdoor advertising activities including street furniture, billboard and transport advertising. Our focus on these core business activities has been central to our strategy over the past 40 years - to strive for excellence in a single business activity, contributing every day to improving the quality of outdoor advertising, to ensure that it meets the changing needs of cities, airports, transport companies and advertisers alike.

In spite of the depressed advertising market conditions for the consecutive second year, our 2002 results demonstrate the success of our strategy. Thanks to the personal commitment and dynamism of the Group's 7,100 employees in the 40 countries where we operate, we have been successful in *outperforming both the outdoor advertising sector and the display advertising industry in general.*

In 2002, we won 85% of the street furniture we tendered for, confirming the quality of our commercial offer and, reinforcing our position as number one worldwide, while continuing to grow the business organically. The rapid and successful integration of acquisitions and partnerships forged in 2001 with Gewista and IGPDecaux has given us additional growth potential, enabling us to further consolidate our leading position in the European outdoor advertising market.

To pursue our growth, we will continue to build on the values that have driven the Company's success. Among these values, I would like to emphasize the professionalism of our employees and our continuous focus on innovation, which lies at the heart of our know-how, as well as the essential qualities that govern our every day relations with our customers, our suppliers, our partners and, of course, the employees of the Group.

Together, we look forward to rising to the new challenges of 2003 with unwavering enthusiasm and determination.

Jean-Claude Decaux
Founder and
Chairman of the Supervisory Board

MESSAGE FROM OUR CO-CHIEF EXECUTIVE OFFICERS

An interview with Jean-Charles Decaux and Jean-François Decaux

2002: strengthening our existing positions

During the year we achieved a stronger rate of growth than both the media sector and the outdoor advertising market, which continues to enjoy a rapid growth in its audience based on changing life styles and on the increasing fragmentation of other of advertising media. In 2002, thanks to this strong growth, we improved the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) margin in our Street Furniture (to 40.5%) and Billboard (to 12.5%) businesses. These results confirm to the quality of our Street Furniture and Billboard assets, and our resilience in a depressed business environment for the second year in succession. Only airport advertising has continued to suffer in the aftermath of September 11, 2001. Nevertheless, we remain committed to this activity, whose large and growing audience represent a fundamental part of the outdoor advertising sector. We have a unique portfolio of 147 airports and 150 advertising concessions in metros and other mass transit systems and remain fully confident in our ability to take advantage of the economic recovery as soon as the geopolitical situation improves. We have also implemented cost-saving measures, which have resulted in annual savings of €20.6 million.

Contracts to drive future growth

Contracts won in 2002 enable us to reinforce our positions as the world's leading street furniture operator, with contracts in 34 of the 50 largest cities in Western Europe. We have won or renewed concessions in Spain, with the cities of Saragossa, Alicante, Mostoles and Cordoba; in France, with Grenoble, Quimper and Arras; in Italy, with Naples; in the United Kingdom, with Leicester; and in Norway, with Oslo. In Asia, we have won a contract for the taxi shelters in Seoul, in partnership with In Poong Inc, the Korean leader in outdoor advertising, and a street furniture contract in Bangkok, Thailand. In North America, we signed a major street furniture contract with the city of Chicago and we were granted, in association with our partner Viacom, our first street furniture concession in Canada, in Vancouver. At the same time, we continued to diversify our range of marketing services and to develop new products in three key areas: the environment, universal accessibility and safety/information.

A development strategy based on organic growth, partnerships and acquisitions

In 2003, we will continue to implement our development strategy based on organic growth, partnerships and acquisitions. The principal opportunities and challenges, are the street furniture contracts to be put out to tender by the cities of New York, London, Rome, Sao Paolo and Taipei. Last year's decision by the city of Naples to award the installation and maintenance of bus shelters to IGPDecaux represents a major step in the development of the Italian street furniture market, which has a high growth potential. We also intend to play a major role in the consolidation of the outdoor advertising market, particularly in Germany and Italy. We will continue to seize opportunities as and when they arise to reinforce our positions, primarily in the European Billboard market.

Creating the largest street furniture network in the United States

Taking account of the specific characteristics of the US market, we are expanding our network from the street furniture already installed in major cities and most prestigious shopping malls. Our successes in Los Angeles and Chicago in 2001-2002, combined with our presence in San Francisco and our contracts with leading operators of shopping malls in the United States, have reinforced our position and created a Street Furniture network.

JCDecaux share performance

In a depressed economic environment, our share price only declined by 8.4% in 2002 while the composite CAC 40 share index fell by 33.7%, the SBF 120 index by 32.4% and the DJ EuroStoxx Media index by 46.5%. This stock market performance highlights the resilience of our business model in a particularly sluggish advertising media market. JCDecaux's management team and all our employees are fully committed to enhance the Group's economic and stock price performance.

COMPANY OVERVIEW

FINANCIAL HIGHLIGHTS 5

THE YEAR 2002 6

Contracts 6
Business alliance 6
Partnerships and investments 7

THE OUTDOOR ADVERTISING MARKET 8

A rapidly growing market 8
JCDecaux reaches over 150 million people every day 9
Outdoor advertising: the last remaining mass medium 10

OUR BUSINESS 11

Street furniture 11
Billboard 15
Transport 17

OUR ADVERTISERS 20

Key advertisers 20
Characteristics of advertising contracts 21

SUSTAINABLE DEVELOPMENT 22

Human resources 22
Relationships with suppliers 24
Community relations 24
Environmental policy 25

RESEARCH AND DEVELOPMENT 28

OTHER INFORMATION ABOUT OUR BUSINESS 29

Regulatory environment 29
Contracts 29
Manufacturing 31
Preparation of posters 31
Competition 32
Cyclicality and seasonality 32
Intellectual property 32
Principal facilities 32

FINANCIAL HIGHLIGHTS

REVENUES BY BUSINESS SEGMENT

(in million euros)



1,417
1,543
1,578
307
384
726
334
411
798
295
443
840
2000
2001
2002

☐ TRANSPORT
☐ BILLBOARD
☐ STREET FURNITURE

REVENUES BY GEOGRAPHIC AREA

(in million euros)



1,417
1,543
1,578
401
213
581
516
221
592
569
232
571
2000
2001
2002

ASIA
AMERICAS
☐ EUROPE
☐ UNITED KINGDOM
☐ FRANCE

EBITDA* BY BUSINESS SEGMENT

(in million euros)



386
377
405
28
66
294
-2
23
48
306
10
55
340
2000
2001
2002
* Earnings before interest, tax, depreciation and amortisation.

☐ TRANSPORT
☐ BILLBOARD
☐ STREET FURNITURE
■ HOLDING

EBIT* BY BUSINESS SEGMENT

(in million euros)



238
201
211
21
45
180
-8
14
18
169
23
189
-1
2000
2001
2002
* Operating income.

☐ TRANSPORT
☐ BILLBOARD
☐ STREET FURNITURE
■ HOLDING

NET INCOME GROUP SHARE

(in million euros)



68
20
87
10
92
26
2000
2001
2002

☐ NET INCOME GROUP SHARE BEFORE AMORTISATION OF GOODWILL AND EXCEPTIONAL ITEMS
☐ NET INCOME GROUP SHARE

FREE CASH FLOW*

(in million euros)



-104
-23
168
2000
2001
2002

* Cash from operations less change in working capital, less net capital investments (tangible and intangible assets).

Note: a breakdown of the total number of employees, by category, is available in the notes to our consolidated financial statements on page 63 of this report.

THE YEAR 2002

In 2002, JCDecaux significantly strengthened its competitive position in Europe, in the Americas, and in the Asia-Pacific by winning and renewing many contracts and by increasing its ownership interest in several outdoor advertising companies.

1. CONTRACTS

AMERICAS

• In the United States, Viacom Decaux, a joint venture with Viacom Outdoor (a subsidiary of Viacom Inc.) and JCDecaux North America, entered into a street furniture contract with the City of Los Angeles. With a population of 3.7 million, Los Angeles is the largest outdoor advertising market in the U.S. This 20-year agreement provides for the installation of 2,500 bus shelters, 700 kiosks and columns, and 150 public toilets and represents estimated revenues of €900 million. We also entered into a street furniture contract with the City of Chicago, the third largest city in the U.S. with 3 million inhabitants. This 20-year agreement provides for the installation of more than 2,000 bus shelters and more than 200 other pieces of street furniture and represents estimated revenues of €850 million.

• In Canada, teaming up with Viacom Outdoor, we won the street furniture tender with the City of Vancouver, Canada's third largest city. This 20-year agreement, which was signed in December 2002, provides for the installation of 900 bus shelters, 235 bicycle racks, 100 newspaper distributors, 210 city map distributors, and more than 1,400 waste bins and should represent estimated revenues of €150 million.

• In Chile, we won the advertising concession for the Santiago metro, which represents an annual audience of more than 200 million passengers. Revenues from this contract are estimated at more than €80 million over 10 years.

EUROPE

• In Spain, we renewed our street furniture contract with the City of Saragossa (population 700,000) and won street furniture contracts with the cities of Alicante (300,000 people), Mostoles (210,000 people), and Cordoba (320,000 people). These contracts represent estimated revenues of €193 million.

• In Norway, we won a contract with the City of Oslo (500,000 people) to operate 300 bus shelters and taxi stands. This contract, lasting 12 years, represents estimated revenues of more than €30 million.

• In Italy, IGPDecaux, our joint venture subsidiary with the Rizzoli Corriere Della Serra group and the N°1 outdoor advertising company in Italy, won the bus shelter contract for Naples, the third largest Italian city (1.1 million people). This 15-year contract represents estimated revenues of €46 million. In early 2003, IGPDecaux also entered into a joint venture with the Rome airport authority to manage the advertising activities of the Rome airport.

• In the United Kingdom, JCDecaux won a street furniture contract for the City of Leicester, the twelfth largest city in the country (390,000 people). This contract includes bus shelters and free-standing information panels and represents estimated revenues of €28 million over 15 years.

• In France, our subsidiary JCDecaux Airport renewed its concessions with the airports of Lyon Saint-Exupéry, Marseille-Provence, and Bordeaux, respectively France's third, fourth, and seventh largest airports.

ASIA-PACIFIC

• In South Korea, together with the In-Poong Inc. group, the leading outdoor advertiser in Korea, we won a contract with the City of Seoul to install taxi shelters. With more than 10 million people, Seoul is one of the world's biggest cities and is the seventh largest advertising market worldwide. The revenues from this contract is estimated at €30 million over 9 years.

• In Hong Kong, we renewed our advertising concession for the four urban lines of the Mass Transit Rapid system. With more than 750 million passengers a year, the Hong Kong subway is one of the largest in the world.

• In Thailand, we signed a contract for refurbishing and commercializing nearly 700 bus shelters in Bangkok for a period of 13 years.

2. BUSINESS ALLIANCE

In April 2002, we signed a pan-European outdoor advertising business alliance with the Unilever group, the world's largest advertiser. As a result of this agreement, we have become Unilever's preferred supplier for advertising its brands and products in 22 European countries in our networks. This business alliance represents estimated revenues in excess of €100 million over five years.

3. PARTNERSHIPS AND INVESTMENTS

• In January 2002, we strengthened our position in the German outdoor advertising market by acquiring the minority interest of the Klett family in KlettDecaux. This gave us 100% control of KlettDecaux, the n°1 outdoor advertising company in Stuttgart.

• In May 2002, JCDecaux SA and Affichage Holding SA, a company in which we have a 30% stake and which ranks n°1 in the Swiss outdoor advertising market, strengthened their relationship in Central Europe through their common venture Europlakat International. In connection with this agreement, the two groups will invest nearly €82 million (120 million Swiss francs, based on an average 2002 exchange rate of €0.681 per Swiss franc) over five years to accelerate the growth of operations in Hungary, Slovenia, Croatia, Bosnia, Macedonia, Bulgaria, and Serbia. The investment of Affichage Holding in Europlakat International also increased from 49% to 50%.

• In October 2002, our Austrian subsidiary Gewista acquired minority interests in two outdoor advertising companies in Czech Republic and Slovakia that manage displays and advertising for transport facilities, in particular the subway, tramway, and bus systems of Prague.

• In November 2002, we acquired an additional 51% interest in Planigrama (Spain), bringing our interest in that company to 100%.

THE OUTDOOR ADVERTISING MARKET

Independent data with respect to outdoor advertising are less available and less consistent than in other fields of advertising. In an attempt to provide the most accurate data possible, we have drawn the following data from a variety of sources. When such sources gave conflicting data, we attempted to reconcile these data in light of our own experience in this market.

1. A RAPIDLY GROWING MARKET

1.1 THREE MAIN SEGMENTS

Outdoor advertising consists of three principal types of activities: advertising on billboards ("Billboard"), advertising on and in public transportation vehicles and stations ("Transport"), and advertising on street furniture ("Street Furniture"). Billboard is the most traditional and continues to be the most utilised form of outdoor advertising. Transport consists of advertising in or on buses or subway cars, inside bus, subway, and train stations, and inside airports and ferry terminals. Advertising on street furniture (bus shelters, free-standing information panels, and multi-service columns) is the newest activity. It is also the fastest growing segment. Other outdoor advertising activities, such as advertising on shopping trolleys, are grouped together as "ambient media".

Based on our knowledge of the market, we estimate that, in 2002, Billboard accounted for more than 48% of worldwide advertising spend, Transport accounted for approximately 26%, Street Furniture accounted for approximately 18%, and ambient media accounted for the remaining 8% (source: JCDecaux).

1.2 GROWTH BY GEOGRAPHIC AREA

After a period when outdoor advertising growth outperformed that of the overall media market, outdoor advertising strengthened its position in the advertising market, which includes other media such as broadcast and cable television, radio, newspapers, magazines, cinema, and the Internet. In 2002, outdoor advertising spend worldwide was approximately €17 billion, representing 5.3% of worldwide advertising spend estimated at €325 billion. In a difficult advertising market, outdoor advertising remained stable compared to 2001, while the worldwide advertising market grew by 0.2% (source: ZenithOptimedia estimates, December 2002, on the basis of an average 2002 exchange rate of €1.061 per US dollar). According to ZenithOptimedia, the growth rate of outdoor advertising suffered, when compared to other media, from the strength of the dollar against the Euro, since outdoor advertising spend is proportionally more significant in countries outside the United States compared to other media. Expressed in local currency, the growth rate of outdoor advertising in countries outside the United States was slightly greater than that indicated by the ZenithOptimedia data. We believe that the 2002 ZenithOptimedia estimates are optimistic, based on our market experience.

Outdoor advertising spend is most significant in the Asia-Pacific region, where it accounted for 9% of such overall market in 2002. Outdoor advertising in North America, Europe, and South America accounted for 4%, 6%, and 2%, respectively, of overall advertising spend in 2002.

During the 2000-2003 period, outdoor advertising showed greater growth than other media in all geographic areas except for South America, where ZenithOptimedia retroactively significantly revised down its estimates of outdoor advertising expenditure. With an average annual growth rate of 0.7% since 2000, outdoor advertising has grown faster than other media, which had an average annual negative growth rate of -1.7% over the period. From 2003 to 2005, ZenithOptimedia estimates that outdoor advertising expenditure should grow at a rate similar to that of the overall advertising market, which it estimates will grow at 4% (source: ZenithOptimedia, December 2002).

1.3 COMPETITIVE ENVIRONMENT

The outdoor advertising market is highly competitive, with several major international companies operate in all three principal market segments and in multiple countries. There are also a variety of local and niche players, particularly in the Billboard activity. In 2002, we estimate that the top three outdoor advertising companies accounted for 30% of the market and that these companies continue to increase their market share.

The nine largest outdoor advertising groups in terms of market share, based on 2002 revenues, are set forth in the following table:

Name	Nationality	Revenues (in million euros)	Geographic Presence
Clear Channel Outdoor	United States	1,971	United States, Europe, Asia South America, Africa
Viacom Outdoor [1]	United States	1,696	United States, Mexico, and Europe
JCDecaux [2]	France	1,528	Europe, United States, South America, Asia
Lamar	United States	822	United States
DSM [3]	Germany	249	Germany
Stroer [4]	Germany	214	Germany, Poland
Affichage Holding	Switzerland	205	Switzerland
Metrobus [5]	France	133	France
Maiden	United Kingdom	130	United Kingdom, Ireland

Sources: Published reports and internet sites of the companies and the JCDecaux Group, with currency translations based on an average 2002 exchange rate of €1.060 per U.S. dollar, €1.590 per British pound, and €0.681 per Swiss franc.
(1) JCDecaux estimate based on analysts' reports, since the Viacom Group does not provide a breakdown of revenues for Viacom Outdoor between radio and outdoor advertising.
(2) This amount does not include revenues generated by Affichage Holding, a company based in Switzerland in which JCDecaux holds a 30% interest.
(3) 2001 revenues, since 2002 revenues were not available.
(4) 2001 gross revenues, since 2002 net revenues were not available.
(5) 2001 revenues.

2. JCDECAUX REACHES OVER 150 MILLION PEOPLE EVERY DAY

Each day more than 150 million people worldwide pass in front of our advertising displays. Our company's strongest presence is Western Europe where we estimate that we have approximately 27% of the outdoor advertising market.

2.1 GROWTH OF OUTDOOR ADVERTISING IN PRINCIPAL MARKETS

According to ZenithOptimedia, annual spend in the outdoor advertising market in Europe and the United States have grown by an average of approximately 6.7% and 5.2% per year, respectively, between 1997 and 2002. These rates are higher than the average growth rate for annual spend in the overall advertising industry in these markets, which was approximately 4.9% in Europe and 5.1% in the United States over the same period and significantly outpace the annual spend growth rate for print media, which grew by an average of only 3.2% and 2.7%, respectively, in Europe and the United States between 1997 and 2002. Annual expenditure in radio advertising between 1997 and 2002 grew at an average of 5.9% in Europe, which was also less than for outdoor advertising spend, and 7.0% in the United States, and annual expenditure in television advertising grew at an average of 6.6% and 4.9%, respectively, in these markets between 1997 and 2002. Figures given by ZenithOptimedia for 2002 are estimates and, therefore, these numbers and the average annual rates for the periods given may differ from those stated by other sources.

In 2002, growth in outdoor advertising was particularly strong in certain markets, such as in the United Kingdom where, in the third quarter of 2002, the market share of outdoor advertising exceeded 9% for the first time ever. Overall, the outdoor advertising market share grew by 2% in the UK in 2002, compared to 2001.

We believe that Street Furniture is the fastest growing segment of the outdoor advertising market, as shown in particular by the strong growth street furniture advertising in the United Kingdom, Europe's second largest advertising market.

Street Furniture is most highly developed in Europe, where we estimate that street furniture advertising spend currently constitute approximately 30% of total outdoor advertising expenditure. Street Furniture is also becoming an increasingly popular advertising medium in the United States, particularly in major urban areas and in shopping malls, which we view as the "downtown" of many cities in the United States. Following the recent public tenders for street furniture contracts made by the cities of Chicago and Los Angeles, we believe that concessions with other large American cities could be put out for bid in the near future, especially in New York.

In the Asia-Pacific region and Latin America, where street furniture remains a relatively new concept, street furniture concessions have been put out to tender in the last few years in major cities such as Sydney, Singapore, Seoul, Bangkok, Montevideo, and Salvador de Bahia.

We believe that the increasing popularity of outdoor advertising and the increasing fragmentation of media in the "in-home" advertising market will continue to support growth in the outdoor advertising market in these regions.

2.2 AUDIENCE GROWTH IN OUTDOOR ADVERTISING

The audience for outdoor advertising has grown significantly during the last five years, with people spending more time outside of their homes, whether driving on the highway or walking on the street, or in trains, railway stations, or airports.

Recent studies issued by the U.S. Department of Transportation show that the time that Americans spent travelling to and from work everyday increased by an average of 14% over the past ten years. The number of miles travelled and the number of car trips taken also increased by 50% over this period. The study found that the length of car trips has increased and that Americans spend an average of one hour per day in their cars (source: US DOT / National Household Travel Survey / CTPP 2000).

In Europe, the average number of vehicles per thousand inhabitants has grown steadily, as has road traffic, which grew an average of 21% between 1990 and 2001 (source: Comité des Constructeurs Français d'Automobiles – Committee of French Car Manufacturers).

According to Airports Council International (ACI), passenger volumes in airports grew by an annual average of 5.5% between 1995 and 2001, totalling approximately 3.4 billion passengers in 2001. Obviously, the impact of the tragic events of September 11, 2001, in the United States on the volume of airline passengers is not fully reflected in the numbers for 2001. However, figures published by individual airports, especially in Europe, indicate that air passenger traffic has returned, since October 2002, to a level comparable to that of October 2000.

In January 2003, scheduled European air travel from British Airport Authority airports was up 13.3% year on year, and transatlantic passengers was up 9.0%, almost back to pre-September 11th levels. Although these tragic events caused a dramatic drop in passenger traffic in U.S. airports and, to a lesser extent, in Europe, we believe this drop is temporary and should not have long-term consequences on air traffic growth, which is forecast to reach 5 billion passengers in 2010 (source: ACI).

According to the International Airport Traffic Association (IATA), worldwide air traffic in 2003 is forecast to grow by 6.4%, and annual average worldwide air traffic is forecast to grow by 3.3% between now and 2006.

3. OUTDOOR ADVERTISING: THE LAST REMAINING MASS MEDIUM

3.1 INCREASING FRAGMENTATION OF "IN-HOME" MEDIA

Outdoor advertising has benefited from the increasing fragmentation of the "in-home" advertising market, where increasing numbers of cable, satellite and broadcast television channels, and internet sites compete for the viewer's attention. In Europe, the total number of channels increased by approximately 24% per year between 1991 and 2000 (source: Screen Digest), while the number of digital television channels and platforms also increased, though at a rate that is difficult to quantify.

3.2 A VERY COMPETITIVE MEDIUM

Despite an extremely competitive environment, due to lower advertising rates on television and in print media reflecting the presently sluggish advertising market, outdoor advertising continues to offer advertisers a cost per contact that is significantly below that of other media.

For example, for €1,000 spent on advertising in the United Kingdom in 2002, outdoor advertising offered 424,757 contacts (source: Outdoor Advertising Association / Postar), compared to 299,353 contacts through radio (source: Universal McCann), 92,041 contacts for broadcast television (source: Billett Consultancy), and 63,371 for newspapers (source: National Readership Survey).

Recent innovations and technological advances in the quality of many outdoor advertising structures, such as scrolling or remote controlled billboards, which were developed by our company, and plasma screens, which we successfully adapted to the needs of the outside advertising market, have improved the efficacy of these displays.

OUR BUSINESS

1. STREET FURNITURE

1.1 THE CONCEPT OF STREET FURNITURE

In 1964, Jean-Claude Decaux invented the concept of "street furniture" around a simple but pioneering idea: to provide well-maintained street furniture free of charge to cities and towns in exchange for the right to place advertising on such structures. From the beginning, street furniture became a very attractive communication medium for advertisers, because it gave them access to advertising space in city centres, in areas where advertising was generally very limited.

Today, we are the world's leading street furniture company, based both on the number of advertising faces and on revenues. In 2002, Street Furniture accounted for 53.3% of our sales. We have an unequalled network of street furniture around the world, including concessions in 34 of the 50 largest cities in Europe. We also have street furniture operations in shopping malls in the United States, Europe, Japan, and in Latin America.

For over 30 years, we have been designing and developing street furniture products that combine design and public service for cities with advertising effectiveness for advertisers. Due to its unequalled know-how, JCDecaux offers equipment that is highly appreciated by cities, as well as by our advertisers.

Our Group:

- designs innovative, high quality products that enhance the quality of urban life, such as: "Abribus" bus shelters, free-standing information panels, automatic public toilets, larger format advertising panels (seniors), multi-service columns ("Morris columns"), kiosks for flowers and newspapers, public trash bins, benches, citylight panels, public information panels, streetlights, street signage, bicycle racks and shelters, recycling bins for glass, batteries or paper, electronic message boards and interactive terminals. Much of our street furniture is designed some of the world's most renowned architects and designers such as Mario Bellini, Philip Cox, Peter Eisenman, Norman Foster, Christophe Pillet, Philippe Starck, Robert Stern, Martin Szekely, and Jean-Michel Wilmotte;

- determines the amount of advertising space and level of advertising revenues needed to finance a city or town's public service needs;

- selects advertising locations and positions its products to maximize the impact of advertising (for example, we position all of advertising space on bus shelters head-on to road traffic) and simplify maintenance and poster installation;

- offers a mix of advertising and public service products that enable us to improve the streetscape, while maximizing the "opportunities to see" our advertising products. We design multi-functional street furniture (bus shelters and multi-service columns integrating a public phone, an automatic public toilet or a point-of-sale transportation ticket vending machine) that blends in with the city landscape, reduces street clutter and provides the highest level of service.

A key aspect of our Street Furniture business is our maintenance service, which we typically provide as part of our street furniture contracts. As of December 31, 2002, approximately two thirds of our Street Furniture employees were responsible for the cleaning and maintenance of our street furniture and for poster management. We require all of our maintenance employees to undergo rigorous training in our in-house facilities to ensure that they will continue our excellent reputation for maintenance service of our street furniture.

1.2 STREET FURNITURE CONTRACTS

Street furniture is installed primarily in city centre locations and along major commuting routes where road traffic is the most significant. We receive, by means of concessions from landowners, the right to display advertising on street furniture structures that we install. Historically, almost all our street furniture concessions were granted by cities or municipal authorities giving us the right to install street furniture on public land. A small but growing portion of our street furniture contracts is with private landowners (shopping malls).

Typically, street furniture contracts require us to provide cities with urban amenities, such as bus shelters, benches, public waste bins, street signage , electronic message boards, and streetlights, as well as advertising space for public use and city maps. Sometimes we also install more traditional street furniture, such as "trièdes" panels. In exchange, we have the right to sell advertising space on such equipment. Approximately 29% of our street furniture contracts (based on 2002 revenues, excluding shopping malls) also required us to pay a fee, calculated as a percentage of our gross advertising revenues, of 5% or more of the gross advertising revenues generated by the contract to the concession grantor.

Over the past several years, we have expanded our street furniture business to include shopping malls in several countries, including in the United States. In 1998, we signed our first contract with the Simon group, the leading US shopping mall operator, which was quickly followed by two contracts with the Taubman and Urban groups. We have further expanded this business into Japan, Singapore, Argentina, as well as into several countries in Europe. Our shopping mall contracts typically require us to pay performance-based fees calculated as a percentage of our net contract revenues (in a minority of cases, these contracts also include a minimum rental payment). These fees are generally offset by the fact that we are generally not required to provide non-advertising street furniture products under our shopping mall contracts, and by lower maintenance costs compared with contracts where street furniture is installed outdoors, along public roads and sidewalks.

Our street furniture contracts have a duration of eight to 25 years, with many of our longest contracts being in new street furniture markets. In France, the historic focus of our business activities and where we continue to have a majority of our street furniture contracts, the term is generally 10 to 15 years.

As of December 31, 2002, our street furniture contracts had an average remaining term of 9 years and 9 months (weighted by 2002 revenues, adjusted to account for projected revenues from newly won street furniture contracts and concessions in shopping malls in the United States). In France, the average remaining term of street furniture contracts is approximately five years and four months (weighted by 2002 revenues). Between January 1, 2003, and December 31, 2005, approximately 13.3% of our street furniture contracts (weighted by 2002 Street Furniture revenues) will come up for renewal. The natural attrition rate of our contract portfolio over the next three years is provided as an indication and does not necessarily imply a potential impact on revenues, nor on the commercial value of advertising faces which are sold as advertising network packages.

We continue to successfully renew our existing contracts through competitive bids and to win a majority of the new contracts that we compete for. In France, in 2002, we successfully renewed 83% of our existing contracts that came up for bid and we won approximately 86% of the public bids for new contracts that we competed for. Overall, in 2002, we won 85% of the street furniture bids (renewals and new contracts) in which we participated. As of January 1, 2003, approximately 64% of our global Street Furniture revenues (based on 2002 revenues) were contractually secured until 2010, including Paris.

1.3 GEOGRAPHIC COVERAGE

As of December 31, 2002, we had street furniture concessions in approximately 1,400 cities of more than 10,000 people, totalling more than 285,000 advertising faces in 34 countries. A majority of our Street Furniture activities are in Europe, and in particular in France, where we have concessions in 661 cities and municipalities, including Paris, Lyon, Marseille, Aix-en-Provence, Lille, Bordeaux, Toulouse, Nice, Toulon, and Grenoble, which are among the largest cities in France by population. Although France remains our largest country for Street Furniture, its relative share of our Street Furniture revenues continues to decline gradually as our international business has grown relatively faster in recent years.

As of December 31, 2002, the geographic coverage of our Street Furniture business was as follows:

Country	Number of Advertising Faces
France	95,100
United Kingdom	14,700
Rest of Europe [1]	145,900
Americas [2]	22,000
Asia-Pacific [3]	7,300
Total	285,000

(1) Includes Germany, the Netherlands, Belgium, Spain, Portugal, Sweden, Norway, Finland, Denmark, Austria, Croatia, Bosnia, Hungary, Italy, Ireland, Slovenia, Iceland, the Czech Republic, and Slovakia.
Among these countries, the majority of faces are in Germany, the Netherlands, Belgium, Sweden, Portugal, and Finland.
(2) Includes Argentina, Brazil, Canada, Uruguay, and the United States. The majority of faces are in the United States.
(3) Includes Australia, Japan, Korea, China, Singapore, and Thailand.

A key strength of our Group is its extensive presence in major cities in Europe. Presently, we have street furniture concessions in 34 of the 50 largest cities in Europe by population. We believe that having street furniture concessions in key cities is essential to our ability to offer attractive national advertising networks to advertisers. We also believe that our network of major European city concessions will enable us to offer attractive pan-European advertising networks to advertisers, which are becoming increasingly sought after by large multi-national advertisers.

The following table shows our presence in 34 of the top 50 largest cities in Europe by population:

City	Country	Population (in millions)	Principal Street Furniture Operators
London	United Kingdom	7.17	JCDecaux/Clear Channel (Adshel)
Berlin	Germany	3.39	Wall [1]
Madrid	Spain	2.94	JCDecaux/Cemusa
Rome	Italy	2.46	
Paris	France	2.13	JCDecaux
Hamburg	Germany	1.73	JCDecaux
Vienna	Austria	1.55	JCDecaux [2]
Barcelona	Spain	1.50	JCDecaux
Milan	Italy	1.18	IGPDecaux [4]
Munich	Germany	1.23	JCDecaux
Naples	Italy	0.99	IGPDecaux [4]
Brussels	Belgium	0.98	JCDecaux
Cologne	Germany	0.97	JCDecaux
Birmingham	United Kingdom	0.96	JCDecaux/Clear Channel (Adshel)
Turin	Italy	0.86	
Marseille	France	0.80	JCDecaux
Athens	Greece	0.75	Alma
Stockholm	Sweden	0.75	JCDecaux/Clear Channel (Adshel)
Valencia	Spain	0.74	JCDecaux/Cemusa
Leeds	United Kingdom	0.73	Clear Channel (Adshel)
Amsterdam	Netherlands	0.73	JCDecaux
Seville	Spain	0.68	JCDecaux [3]/Cemusa
Palermo	Italy	0.65	
Glasgow	United Kingdom	0.66	JCDecaux
Frankfurt	Germany	0.64	DSM
Saragossa	Spain	0.61	JCDecaux
Genoa	Italy	0.60	Cemusa
Essen	Germany	0.59	DSM
Dortmund	Germany	0.59	Wall/Ruhfus
Rotterdam	Netherlands	0.59	Viacom
Stuttgart	Germany	0.59	JCDecaux
Dusseldorf	Germany	0.57	JCDecaux/Wall [1]
Lisbon	Portugal	0.56	JCDecaux/Cemusa
Helsinki	Finland	0.56	JCDecaux
Bremen	Germany	0.54	JCDecaux
Hanover	Germany	0.52	DSM
Malaga	Spain	0.52	Cemusa
Duisburg	Germany	0.51	DSM
Oslo	Norway	0.50	JCDecaux
Copenhagen	Denmark	0.49	JCDecaux
Leipzig	Germany	0.49	JCDecaux
Nuremberg	Germany	0.49	JCDecaux
Dublin	Ireland	0.48	Clear Channel (Adshel)
Liverpool	United Kingdom	0.48	Clear Channel (Adshel)
Dresden	Germany	0.48	JCDecaux
Gothenburg	Sweden	0.47	JCDecaux
Antwerp	Belgium	0.45	JCDecaux
Lyon	France	0.45	JCDecaux
The Hague	Netherlands	0.44	JCDecaux
Sheffield	United Kingdom	0.43	JCDecaux/Clear Channel (Adshel)

Source: Government census reports and T. Brinkhof: The principal agglomerations of the World (December 31, 2002 http://citypopulation.de).
(1) JCDecaux owns 11.1% of the Company Wall. (2) We carry out our activities in Vienna through Gewista, in which we indirectly own a 67% interest.
(3) We carry out our activities in Seville through Planigrama, a wholly-owned subsidiary. (4) We own a 32.35% interest in IGPDecaux.

In 2002, our concessions in these 34 European cities accounted for approximately 40% of our Street Furniture revenues and had an average remaining term of approximately 9 years (weighted by 2002 revenues). The resilience of our Street Furniture business in 2001 and in 2002 can be explained, among other things, by the increasing interest of advertisers for these capital cities.

To further strengthen our global position, we continue to expand our operations internationally. We believe that a number of attractive new concessions will be put out to bid over the next few years, including in New York, London, Milan, Rome, Budapest, Warsaw, Sao Paulo, Beijing, and Taipei, among others.

One of our main focus for future growth is the North American market. Having won significant Street Furniture contracts in San Francisco and Chicago, we won, together with Viacom, a contract with the City of Los Angeles in 2002. We also won our first street furniture contract in Canada in 2002, with the City of Vancouver, Canada's third largest city. There we will succeed Patterson Outdoor, which had held the concession for 26 years.

Providing street furniture to shopping malls is also a key part of our expanding activities in the United States, and a business that grew significantly in 2002. We view shopping malls as the "downtown" of many cities in the United States, offering similar opportunities for street furniture as traditional city centres in Europe. In addition to offering a large audience, shopping malls have a commercial purpose, providing advertisers with an opportunity to advertise close to points of sale. Our shopping mall contracts include some of the most prestigious malls in the United States, including Roosevelt Field (New York), The Mall at Short Hills (New Jersey), Water Tower Place in Chicago (Illinois), and Century City and Beverly Center in Los Angeles (California). As of December 31, 2002, we had installed street furniture in 99 shopping malls in the United States.

We have also successfully launched street furniture advertising in shopping malls in other countries. As of December 31, 2002, we had street furniture panels in approximately 430 shopping malls in nine countries in Europe (Belgium, Finland, France, Hungary, Portugal, Slovenia, Spain, Sweden, and the United Kingdom) and had successfully developed this business in Argentina and Singapore. We have also had significant success introducing this concept in Japan, a notoriously difficult market to penetrate. As of December 31, 2002, we had installed street furniture panels in 40 shopping malls located in Japan's largest cities.

We believe there is significant potential to develop our Street Furniture activities in Asia and Latin America, two geographic areas where this concept is still relatively new. We already have Street Furniture activities in Australia and Singapore and, this year, we significantly expanded our Street Furniture business in Thailand (Bangkok) where we won a contract to install taxi shelters in Seoul, the capital of South Korea. We have street furniture activities in Latin America, with street furniture concessions in Salvador de Bahia in Brazil, Montevideo in Uruguay, and Buenos Aires in Argentina (shopping malls and gas stations). Although the present economic difficulties, especially in Argentina, make progress more difficult in this region, we believe that the key public tenders that are bids expected to take place cities such as Sao Paulo, in 2003, represent significant growth opportunities.

In Europe, we also won major new contracts in Oslo (Norway), Cordoba (Spain), Naples (Italy), and Leicester (United Kingdom) in 2002.

1.4 MARKETING AND SALES

We market our street furniture as a premium quality advertising medium. We have a sophisticated database that enables us to analyse the social and demographic characteristics of the areas where we position our street furniture products. These tools enable us to offer advertisers both "mass media" coverage as well as access to targeted audiences.

We have pioneered major innovations that are now being implemented in several countries to improve audience measurement for outdoor advertising. Using this technology, organizations like POSTAR in the United Kingdom, SUMMO in the Netherlands, Affimétrie in France, and GEOMEX in Spain have recently completed innovative studies that provide both quantitative and qualitative information about advertising audiences. New technology that enables us to track individuals, like the Global Positioning System (GPS), is also being used to measure audiences in several countries, including in the United States, Italy, and Switzerland. Improvements in audience measurement should enable outdoor advertising to enhance its competitiveness compared to other media, in attracting advertising spend from advertisers.

Our audience measurement studies have led us to other short (seven-day) campaigns, a concept that we originated to allow advertisers to maximise their "share of the voice" (advertising coverage) over a given period within a specified area. Seven day advertising allows us to increase the number of faces available for new advertisements at the beginning of each week (amounting to nearly a third of our advertising faces in France) and to give our advertisers the opportunity for maximum advertising coverage.

In 2002, the overall occupancy rate on our street furniture networks was 76%, and was 80% in networks of countries where Street Furniture is a well-established advertising medium (excluding shopping malls in the United States and Japan, and new contracts in Korea and South America). This latter occupancy rate was 85% in 2001. The drop in occupancy rate reflects the Company's decision to pursue its firm pricing strategy in 2002, in spite of a difficult advertising market for the second year in row.

We commercialize all of our own advertising space to advertising agencies or media buyers. Generally, our contracts with advertisers are irrevocable and are made four to six months before the start of the campaign (particularly in France and Germany). Our rates are specified on standard rate cards, and it is our policy not to offer discounts, other than volume discounts. Rates across our network may vary in our main markets according to the size and the commercial attractiveness of the city, the season, or the occurrence of special events, such as the Olympic Games or the World Cup in soccer.

1.5 SALES AND LEASE OF STREET FURNITURE AND RELATED SERVICES

Principally in France and in the UK, we sell, lease, and maintain street furniture in certain localities, which generates revenues that are recorded in the Street Furniture segment of our financial statements. In 2002, such activities generated revenues of €115.6 million, representing 13.8% of our total Street Furniture revenues. The relative portion of Street Furniture revenues attributable to this activity is declining on a regular basis.

2. BILLBOARD

We are the number one Billboard advertising company in Europe in terms of sales, on the basis of our best estimate. As of December 31, 2002, we had almost 192,000 display faces in 23 European countries and two countries in Asia, and in more than 3,000 European cities of more than 10,000 people. In 2002, the number of faces remained stable, compared to 2001, due to our on-going strategy to dismantle panels of lesser quality and, at the best locations, to replace some of these panels with modern, high-quality displays.

In 2002, Billboard accounted for 28% of our consolidated revenues.

Our billboards generally appear prominently near principal commuter routes and permit our advertisers to reach a wide audience. We believe that our billboard networks have leading positions in major cities such as Paris, Brussels, London and Madrid, as well as broad territorial coverage in these respective countries. We sell our Billboard networks under the Avenir brand in several markets, including France and in Spain, and under the JCDecaux trademark in the UK, Ireland, the Netherlands, and in several other European countries. In Central Europe, we conduct our billboard activities under the name Europlakat, in Austria under the name Gewista and in Belgium under the name Belgoposter.

Following the partnership with Gewista, we have become the Billboard leader in Austria and in Central Europe. We are also present in Portugal, Germany, Italy, Sweden, Denmark, Finland, Thailand, and Australia.

Our Billboard activities also include the creation and display of illuminated advertising, consisting of large-format neon signs that are generally mounted on rooftops. Recently, the Group has also started commercializing wall wraps, making our commercial offer more flexible and dynamic. Present in 14 countries with 153 neon signs, we currently cover the major European capitals and aim to become stronger in Asia and Central Europe. In 2002, this activity generated revenues of €11.2 million, representing 2.5% of total Billboard revenues, an increase of 12.9% compared to 2001.

2.1 OUR PRODUCT OFFERING

Our billboard network enables us to offer a broad range of products to our advertisers. These packages range from a general coverage package, offering advertisers a true "mass media" audience, to more specific packages that offer contact with an audience having certain economic, demographic, or social characteristics.

The size and dimension of our billboards vary across our networks, due primarily to local regulation. In all areas, though, our billboards and neon signs are characterized by a high level of quality and visibility, which is essential to attract our advertisers' target audience. Our premium billboards are also illuminated, which we estimate increases their audience size by up to 40%.

Most of our new billboards feature successful street furniture concepts, such as back illumination and scrolling panels, both of which we intend to continue to incorporate into our range of large-format billboards. In 2002, the percentage of illuminated billboards offered in our short-term campaigns reached 37% in France, significantly exceeding that of our competitors' networks in France, which had only 25% of their billboards illuminated on average (source: De Dale and Spass Conseils). In the United Kingdom, 48% of 48 sheet billboards are illuminated, as opposed to an average of 41% for other companies in the industry (source: Postar).

The use of scrolling panels increases the number of faces that can be marketed per display and creates new marketing opportunities, such as time-sharing. Over the last three years, we have invested significantly to improve the quality of our billboard networks, principally in France and in the United Kingdom. At premium locations, we have continued to replace fixed panels with new generation 8, 12, and 18m² scrolling panels, called "Vitrines". Upgrading our billboard inventory enables us to reinforce the attractiveness of our billboards to advertisers. As of December 31, 2002, we had 2,300 Vitrines installed in France and over 200 in the United Kingdom.

We also participate in audience surveys together with Carat, the number one French media group, and POSTAR, an audience survey institute for outdoor advertising in the United Kingdom, designed to compare the impact of advertising campaigns on fixed panels and on scrolling panels, like Vitrines. Results showed that a campaign posted on scrolling panels has as much impact on the audience as a campaign posted on a fixed panel, even though the exposure time is shorter. In fact, the mobility of the panel attracts attention and reinforces its advertising message, making this type of panel particularly attractive to advertisers.

2.2 LAND RENTAL

We lease the sites of our billboards principally from private landowners and, to a lesser extent, from city and railway authorities. In the United Kingdom, we also own certain sites where we install billboards. With private landowners, we typically enter into short-term contracts (usually 6 years) for one or more sites and we pay a rent directly to the landowner. We also have a few large contracts with universities, or with real estate companies.

Contract lengths vary greatly throughout our network, often as a result of local regulation, but generally do not exceed 5 to 6 years and provide for automatic renewal. Municipalities and railway authorities usually contract out certain advertising rights, granting us the right to install display panels on their property for a fixed period of time.

In 2002, in response to the economic downturn, we renegotiated the amount of certain rental payments under our billboard contracts, especially in France and Spain.

2.3 GEOGRAPHIC COVERAGE

We have over 192,000 display faces in 23 European countries and two countries in Asia. The majority of these panels are located along the principal commuter routes that run within and around the major cities in each country. As of December 31, 2002, we had approximately 50,000 large format billboard faces in France. Our most significant city, in terms of business, was Paris where we had 1,762 display faces, representing approximately one-third of the total market share in that city.

Our neon sign advertising activities are principally located in France, but we are also developing this business in other countries, such as Spain, Poland, Hungary, and Belgium.
As of December 31, 2002, the geographic coverage of our Billboard advertising faces was as follows:

Country	Number of faces
France	50,200
United Kingdom	13,200
Rest of Europe [1]	128,200
Asia-Pacific [2]	300
Total	191,900

(1) Includes Germany, Austria, the Netherlands, Belgium, Italy, Spain, Portugal, Ireland, Sweden, Norway, Finland, Denmark, Bosnia, Bulgaria, Serbia and Montenegro, Croatia, Slovakia, Slovenia, the Czech Republic, Hungary, and Poland.
(2) Includes Australia and Thailand

2.4 MARKETING AND SALES

We accommodate the needs of our diverse clientele by offering high quality advertising packages in prime locations that enable them to reach a wide audience or to target a specific audience. Our clients are both national and local advertisers. We also have a strong relationship with media buyers and advertising agencies, which typically serve as intermediaries between our advertisers and us.

A large proportion of our business comes from short-term seven to 15 day advertising campaigns, although in some countries, such as France, long-term packages averaging from one to three years also contribute significantly to our revenues. Long-term packages tend to be purchased in order to provide directions to the location of a particular advertiser or to promote its corporate image. We are able to post a nation-wide campaign in France within 24 hours.

Unlike Street Furniture advertising, prices may be discounted from our standard rate cards, consistent with market practice. With this practice in mind, we have developed a system that allows our sales force to optimise billboard sales. This "yield management" system allows us to follow the evolution of offer and demand for our advertising networks in real time, and permits us to offer discounts to advertisers in order to sell each billboard network at the highest possible price.

Each of our advertising packages is assembled in conjunction with audience measurement techniques that we have helped to develop. These audience measurements for billboard and street furniture are provided by Affimétrie in France, POSTAR in the United Kingdom, GEOMEX in Spain, SUMMO in the Netherlands, and, beginning in 2002, the Norwegian Institute of Outdoor Advertising, which provide audience measurement and analysis similar to that which is available for broadcast media such as radio and television. In 2002, Ireland and Sweden also began using audience measurement techniques, using a methodology similar to the current European model. Studies using the new Global Positioning System (GPS) technology have also been made recently in Germany, Italy, and Switzerland, to measure the number of potential contacts with outdoor advertising displays.

These tools are further complemented by geographic information systems, such as Geo-Logic, a proprietary market analysis tool that we use to study the socio-demographic characteristics of the areas where our structures are located. We use this data to help our clients to tailor their advertising campaigns to the characteristics of their target audience, such as age, income, Internet usage or the proximity of panels to particular retail stores. This statistical information has also helped us in optimising the placement of our panels and selecting new sites.

Based on our market research regarding the audiences that come into contact with our billboards, we offer a variety of short-term advertising packages aimed at meeting our advertisers' various needs and objectives. For example, advertisers can buy display faces that provide them with homogenous national or regional coverage, focused coverage in a key city, or that are located near stores, movie theatres or metro stations.

3.2 METRO AND OTHER TRANSPORT ADVERTISING

At December 31, 2002, we had 150 transport advertising contracts with major metro, train, bus and tramway systems.

In 2002, we renewed the key advertising contract with the Hong Kong metro for the four urban lines of the Mass Transit Rapid (MTR) system. With more than 750 million passengers per year, this system is one of the biggest in the world and gives us a strong base to expand our advertising business in Asia. We also won a ten-year concession for the metro in Santiago in Chile, which represents an average annual audience of more than 200 million passengers. This contract complements our portfolio of existing contracts for the metro systems of Bilbao, Barcelona, Milan, Rome, Vienna, Prague, and Oslo. The concession for the express train airport link that serves the Oslo airport was added to our concession for the Heathrow Express, a business with high potential for growth. We also hold advertising concessions for the Eurostar in London and for the Eurotunnel on both sides of the Channel.

We manage several advertising concessions on buses, trams, and trains throughout the world, including those for Adelaide, Melbourne, Vienna, Prague, Budapest, and, at a national level, in Italy and Sweden.

Metro audiences are similar to Billboard and Street Furniture audiences. We use similar geo-marketing techniques (time-sharing, networks tailored to specific audiences) to maximize the audience of each network and the impact of our advertisers' campaigns.

Through our partnership with Gewista, we are successfully marketing video advertising in the Vienna metro. 34 stations are equipped with the "Infoscreen" system, which involves placing monitors on the metro platforms and in certain trains that show a variety of short programs providing general information, animated programs, weather forecasts, and, of course, advertising. The "Infoscreen" monitors have been enthusiastically received by passengers and reach an audience of 3 million per week.

Metro and Other Transport Advertising Contracts

The term of our metro contracts is typically between three and ten years. As of December 31, 2002, the average remaining term of our metro and other transportation system contracts was four years and five months (weighted for 2002 revenues). As the initial investment and ongoing maintenance expenses required in metro concessions are typically lower than those required in street furniture contracts, we pay the concession grantors a percentage of our revenues.

OUR ADVERTISERS

1. KEY ADVERTISERS

Despite an especially tough advertising market during the past two years, our base of advertising clients has remained remarkably stable. Of our ten top clients in 2001, nine were still among the top ten in 2002. As a result of our five-year pan-European strategic alliance with Unilever Group, this company has become our number one client in 2002.

Our advertisers are well diversified. In 2002, only four of our advertisers accounted for more than 1% of our revenues, and no advertiser accounted for more than 2%. Our ten largest advertisers are: Unilever, Peugeot, Ford, LVMH, Nestlé, Renault/Nissan, L'Oréal, Hennes & Mauritz, Vodafone Group and General Motors. Together, these ten advertisers accounted for 11% of our consolidated revenues.

Companies in the leisure sector are our main advertisers, accounting for over 14.0% of our revenues in 2002 (compared to 12.4% in 2001). This growth reflects not only the growth in advertising expenditures by cinema studios, but also the fact that other media, like television, radio, and print media, continue to use outdoor advertising for their own promotional efforts as the media market becomes increasingly more competitive.

Foodstuff (Nestlé, Kraft, Danone) and household product companies (Unilever, Procter & Gamble) represent our second largest category of advertisers, despite a slight decline in their advertising expenditures. However, after the leisure industry, the second fastest-growing sectors were retail companies (Mulliez/Auchan, Kingfisher) and auto (Peugeot, Ford, Renault/Nissan) companies. As in 2001, these two categories continued to increase their advertising expenditures with us. The largest luxury goods and personal care product companies (L'Oréal, LVMH, and Chanel) maintained a similar level of advertising spend compared to last year, while the fashion industry continued to increase their advertising expenditure with us, reflecting the improved quality of our outdoor advertising displays.

The following table breaks down our advertising revenues by industry in 2001 and 2002:

	% of total	
Industry	2001	2002
Leisure	12.4	**14.1**
Foodstuff	10.3	**9.6**
Retail stores	8.3	**9.4**
Automobile	8.1	**8.9**
Luxury and beauty products	8.7	**8.6**
Fashion	7.0	**7.3**
Finance	7.6	**7.2**
Telecommunications/technology	7.7	**6.5**
Travel	5.9	**5.4**
Services	5.4	**5.4**
Wine and Spirits	3.3	**3.9**
Government	2.2	**2.2**
Beer	2.2	**2.1**
Tobacco	2.3	**2.0**
Internet	1.9	**0.6**
Restaurants and other	6.7	**6.8**
Total	100%	100%

The majority of companies in the telecommunications and technology sector reduced their advertising spend in 2002. Nevertheless, some large telecommunications groups (France Télécom, Vodafone, Nokia) remain among our major advertisers. Although the relative share of the financial services industry in our revenues declined, the overall level of financial services advertising spend remained equal to that in 2001. Advertising spend in the travel industry dropped slightly in 2002, but remained an important contributor to our revenues (5.4% of total revenues).

Time-sharing is the latest example of how our geo-marketing expertise and state-of-the-art network of billboards can work together to serve our advertisers best. With the advent of scrolling billboards and remote control technology, we are now able to manage in a very precise manner the display face that appears on a billboard at a given time. Based upon very careful measurements of the audience likely to come into contact with each scrolling display panel during the course of a day, we now offer our advertisers the option of targeting their potential audience at the times that such audience is most likely to be in the vicinity of a given billboard. Along the Paris périphérique (ring road), for example, we now sell separate advertising packages on our panels during the morning, afternoon and evening hours. In 2002, we more than doubled our time-sharing networks in France.

Finally, in the United Kingdom, we have developed a new, innovative billboard technology called "Chameleon", which makes it possible to put up two completely different displays, night and day, on a single back-illuminated structure. We financed the development of this new technology and own the exclusive marketing rights to use it for our clients.

3. TRANSPORT

Our Transport advertising business includes the world's leading airport advertising business, advertising concessions in metros, trains, buses, trams, and other mass transit systems, as well as the express train terminals serving large international airports around the world. In addition to the 147 concessions we hold in large international airports, we also have over 150 transportation contracts to market advertising in major metros, trains, buses, and tramway systems. These contracts cover 190 cities in Europe, South America, and Asia-Pacific. A significant number of these contracts are in Italy, where we offer advertisers a national coverage for advertising in buses. Altogether, we manage 145,000 advertising faces in transport systems throughout 19 countries, with nearly 21,000 faces in airports. This number excludes approximately 400,000 small-scale advertisements on airport luggage trolleys and in bus, tram, train, and metro interiors.

In 2002, our Transport revenues represented 18.7% of our consolidated revenues. Airport advertising accounted for 63% of our Transport revenues, with advertising in other transport systems accounting for 32% of the remaining revenues. Marginal operations conducted by subsidiaries in our Transport business, like billboard or cinema advertisements, represented the remaining 5%.

3.1 AIRPORT ADVERTISING

Although it is difficult to obtain reliable industry performance sources for airport advertising, we estimate that we have increased our worldwide airport advertising market share to over 35% in 2002, based on our solid performance in the key British international airports where we hold concessions, and that we are the leading airport advertising company in the world.

Geographic Coverage

Under a single trade name, "JCDecaux Airport", we reach 30% of worldwide airport traffic with a presence:

- In Europe, with 90 airports, 3 of which are the largest in Europe: London, Frankfurt, and Paris. We handle the concessions for 44 airports in France, including those for the Aéroports de Paris (Charles-de-Gaulle and Orly), the 7 British airports of the British Airport Authority (BAA) (including Heathrow, Gatwick, and Stansted), the Frankfurt airport (in partnership with the Frankfurt airport authority) in Germany, the Stockholm airport (Arlanda) in Sweden, 17 airports in Spain (including Barcelona, Malaga, and Alicante), the Milan airports (Malpensa and Linate) through IGPDecaux in Italy, as well as all of the airports in Portugal and Poland.
- In Asia, with the concession for the Hong Kong airport (Chek Lap Kok), the major entry point into the region.
- In the United States, with concessions in 47 airports (subsequent to a decision not to renew concessions for some unprofitable regional airports), including New York (JKF and La Guardia), Houston, Philadelphia, Miami, Seattle, and Washington D.C.
- In Mexico, where we won the advertising concession for the 9 airports in Southeastern Mexico, including Cancún, Mérida, and Cozumel, which are managed by our partnership UDC-JCDecaux Airport.

The following table sets forth our activities in the top 10 destinations by international passenger volume in 2001:

City	Passengers (in millions)	Concession holder
London	114	JCDecaux
Tokyo	84	Local company
Chicago	83	Clear Channel (TMI)
New York	82	JCDecaux
Atlanta	76	Clear Channel (TMI)
Paris	71	JCDecaux
Dallas	62	Clear Channel (TMI) / JCDecaux
Los Angeles	62	Upcoming tender
Frankfurt	49	JCDecaux / Fraport [1]
Houston	43	JCDecaux

Source: ACI Traffic Data 2001

(1) We have a 39% interest in a joint venture company with the Frankfurt airport authority, which manages advertising in this airport.

We hold advertising concessions in airports throughout 11 countries, mostly in Europe. In France, our subsidiary JCDecaux Airport renewed concessions in 2002 for the airports of Lyon Saint Exupéry, Marseille-Provence, and Bordeaux, respectively France's third, fourth, and seventh largest airports. JCDecaux Airport also won the advertising concession for the Bâle-Mulhouse airport, a joint Franco-Swiss facility and the fifth largest airport in France, in partnership with the Bercher Group (a subsidiary of Affichage Holding).

As of December 31, 2002, the geographic coverage of advertising faces in airports was as follows:

Country/Region	Number of airports	Number of advertising faces
France	44	4,745
United Kingdom	8	2,446
Rest of Europe [1]	38	5,792
Americas [2]	56	7,538
Asia - Pacific [3]	1	435
Total	147	20,956

(1) Spain, Germany, Italy, Poland, Portugal, and Sweden
(2) United States and Mexico
(3) Hong Kong

Airport Advertising Contracts

We seek to obtain the exclusive right to place advertising in airports under concessions granted by the authorities that operate the airports, most of which are government or quasi-government authorities. Concessions are typically granted through competitive bids, for a term that typically ranges between five and ten years. At December 31, 2002, the average remaining term of our airport advertising concessions was approximately three years and four months (weighted by 2002 revenues), and a majority of our contracts include exclusive advertising rights.

We pay a percentage of our advertising revenues to airport authorities under our concession agreements (varying between 50 to 70%, on average). However, our initial capital investment, which is often shared by the airport, as well as ongoing maintenance expenses, are typically much less than for our open-air street furniture contracts.

Audience and Traffic

Audience in international airports is particularly sought after by advertisers because it typically includes a high percentage of business travellers, who are difficult to reach by another medium, who spend a considerable amount of time waiting for flights and luggage, and who are relatively open to receive an advertiser's message. Airport advertising represents one of the best ways that advertisers can reach this affluent and busy audience.

Between 1995 and 2001, the volume of passengers in airports grew by an average annual rate of 5.5% (source: ACI). Although the terrorist attacks of September 11, 2001 in the United States have had a negative impact on air passenger traffic growth, we believe that this impact is temporary and that the growth of passenger traffic will resume once the geopolitical climate improves.

The most recently published data from Airport Council International (ACI) for all airports covers the year 2001 and does not fully reflect the current conditions which are impacting air passenger traffic negatively, especially in the United States following the September 11 attacks. However, data published by individual airports, especially in Europe, shows that airport passenger traffic has increased since October 2002 back to a level similar to that of October 2000, the last comparable period prior to the tragic events in New York.

Indeed, the British Airport Authority (BAA), which manages seven British airports including Heathrow, the largest international airport in terms of passenger numbers, announced in February 2003 that the number of airplane passengers had increased by 5% for the last nine months of 2002. Growth in air passenger traffic is presently greater in European airports than in the United States, where it is recovering more slowly.

According to IATA, growth in air passenger traffic worldwide should reach 6.4% in 2003 and average annual growth in air passenger traffic worldwide should reach 3.3% between now and 2006.

Marketing and Sales

We design and position our airport advertising structures to blend in with the overall design of airport terminals and to provide our advertisers with the best possible exposure and impact upon their target audience. Our products include wall-mounted panels, dioramas, free-standing panels, presentation stands and trolleys, as well as voice recognition airport directories, plasma screens that display dynamic and interactive advertising. These panels are placed where passengers tend to congregate, such as at check-in areas, passenger lounges, gate areas, passenger corridors, and baggage carousel areas, offering advertisers the opportunity to interact with their target audience close to points of sale and to the commercial areas of the airport.

We also build custom-made structures for our advertisers, such as oversized models of their products, which we design and locate so as to have a maximum impact on incoming and outgoing road traffic. For example, in 2002, JCDecaux Airport built an unprecedented structure for Samsung at Roissy Charles de Gaulle airport (Paris), a giant and highly visible 12 meter-high reproduction of a Samsung mobile cellphone affixed to a hand and resting on a support carrying the brand's colours.

We sell advertising packages for individual airports as well as packages that allow international advertisers to display their advertisements in multiple airports around the world. We also offer our advertisers access to more specific audiences, including packages that focus their campaigns upon first class passengers, domestic passengers, or outgoing international passengers. We were the first airport advertising company to develop a transport audience measurement system, called RADAR, which we use to map the location of our advertising panels by retail proximity and to determine the socio-demographic characteristics of their potential audience.

In 2002, the lengthening of waiting time resulting from increased security allowed JCDecaux Airport to launch several marketing innovations. These actions included presenting, implementing, testing, and gathering information on products by taking advantage of the unique opportunity offered by airports for this particular kind of contact. These targeted advertising campaigns (Vodafone in London, SFR and American Express in Paris, Sixt in Frankfurt) enhance the airport environment and, in some instances, can be considered as a service to passengers.

In 2002, advertising for wine and spirits accounted for 6.0% of consolidated revenues (including 2.1% for beer), as compared to 5.5% in 2001. Tobacco advertising continued its gradual decline (2.0% in 2002 compared to 2.3% in 2001). Because in many countries, including in the United Kingdom, advertising for tobacco products is now banned on all media, including outdoor advertising, it is likely that the portion of advertising spend represented by tobacco in our sales will continue to decline in the coming years.

Advertising for companies in the "new economy" (Internet) represented 0.6% of total revenues in 2002, compared to 1.9% in 2001.

2. CHARACTERISTICS OF ADVERTISING CONTRACTS

- Advertising campaign agreements are generally contracted through advertising space specialists, but may also be entered into directly with advertisers.
- Contracts are generally of two types:

- short-term: for 7 days,
- long term: for 6 to 36 months.

Most often, contracts pertain to one advertising campaign and specify the number of panels reserved, the unit prices and the overall budget, the advertisement schedule, and the applicable taxes. Once the campaign is launched, the actual advertisements posted are checked against the terms of the contract. Billing for the campaign is calculated on the basis of actual advertisements posted.

SUSTAINABLE DEVELOPMENT

1. HUMAN RESOURCES

Present in 40 countries, all our employees share the Company's core values for professionalism, know-how, transparency, and integrity. Human resources are an essential part of the Company's growth and we work hard to create working conditions in which our employees can thrive and fulfil their potential.

GROWTH OF OUR EMPLOYEES

As of December 31, 2002, the Company employed approximately 7,100 people, a reduction of 3.5% compared to 2001. This reduction in work force, which occurred in a difficult economic environment, was spread equally across all of the Group's geographic areas, as the Company endeavoured to further adapt its size and organisation to the needs of the market and to increase its productivity.

In France, the Group employs 3,340 people, representing less than 50% of our total headcount. More than 2,000 employees, or 60% of our French staff, are based in the Paris area and are located in Plaisir, in Neuilly-sur-Seine, in the manufacturing warehouses in Maurepas, and our five Paris sales offices. Nearly 1,400 employees work across our 14 regional offices in France.

ORGANISATION OF WORK TIME IN FRANCE

In June 2002, in connection with the merger of JCDecaux Services and RPMU (*Régie Publicitaire Mobilier Urbain*), we signed a new agreement on the organisation and reduction of working time (*Accord d'Aménagement et Réduction du Temps de Travail*). This agreement makes it possible to harmonise reduction of working time agreements that have been in effect since 1998 throughout the Group and to generate significant productivity gains through the standardisation and maximisation of the Group's subsidiaries. The framework of this agreement includes effective working time on the basis of 35 hours for all itinerant employees, with other staff benefiting from the reduced working schedule. For part-time employees, the organisation of working time is defined on a case-by-case basis by our Department of Human Resources.

WORKING CONDITIONS

Continuous improvement in employee safety and working conditions is a key objective. Since 2001, we have implemented a strategy to minimise risks and have developed a plan to improve workers' safety and health. The plan primarily focuses on increased training and improved workstations and working conditions for our employees. The implementation of this plan was completed in 2002 with, among other things, safety training for 600 employees in France, representing over 7,000 hours of training.

COMPENSATION STRATEGY, CONTRIBUTIONS TO SOCIAL INSURANCE

In 2002, despite a difficult economic environment, the Company passed salary increases of 3 to 7% for non-management staff in France, while managers received salary increases of approximately 1.5% on average.

Employee compensation is based on objective criteria, such as job profile, qualification, and experience.

The Group is in compliance with all legal obligations with respect to contributions to social security related to compensation.

BALANCED EMPLOYEE RELATIONS

We pay significant attention to the views of our employees, which occurs in an organised and centralised institutional framework. We attempt to reach formal agreements that are fair to the parties involved in all circumstances. We benefit from the presence of the five major French unions (CFDT, CGT, CFTC, FO, CGC). Employee relations are conducted through the Local Employee Committees, the Central Workers' Council, and the joint labour/management committees that are dedicated to the employer/employee relationships and cover issues such as employee safety, mutual health insurance, disability insurance, savings plans, and training.

EMPLOYEE PROFIT SHARING

Employees of JCDecaux SA are eligible for a profit sharing plan. Some of the Group's subsidiaries also have profit sharing plans that use different calculation methods, depending on the characteristics of each plan. The Group spent €5.6 million on bonus and profit sharing plans for the period ending December 31, 2002. The following table summarizes employee profit sharing for the past three years:

In thousand euros	2002	2001	2000
Profit sharing	**5,554**	5,231	1,100
Participation	**39**	488	4,058
Contribution	(1)	101	-
Total	5,593	5,820	5,158

(1) this information is not available at this stage as contribution depends on the choice of the employees.

CONTINUING EDUCATION

For many years, employee training and continuing education in outdoor advertising has been one of our key focuses. In 2002, the Group began implementing an ambitious program of continuing education design to pass on specific knowledge to new employees and to develop and further improve the professionalism of all employees on an ongoing basis.

Our training centre offers a wide range of courses covering all aspects of our business relating to the use, display, and maintenance of our advertising structures. The content of these courses covers, among other things, the use of new technologies, which are increasingly present in our various assignments and require an ever-greater level of expertise in order to supply our clients with the highest quality service.

In 2002, more than a thousand employees from all over France and our international subsidiaries received more than 30,000 hours of continuing education, a total educational investment of €1.8 million.

Investing in fostering continuing employee education and training is an integral part of our Human Resources strategy in order to help develop management skills and successful career development.

EMPLOYMENT OF PEOPLE WITH A DISABILITY

The Group complies to all laws regarding employment of people with a disability. In 2003, we intend to further improve the working conditions at our facilities to foster the employment of people with a disability, especially in administrative services.

ATTRACTING TALENTED MANAGERS

To develop a group of high potential young managers, we work closely with universities and institutions for higher education. In 2002, 140 interns from various backgrounds have made an internship at JCDecaux for periods ranging from a few weeks to a year.

Breakdown of Employees by Expertise

December 31	2002	2001
Technical	**4,539**	4,667
Concession Relations	**420**	447
Research and Development	**124**	134
Sales and Marketing	**1,033**	1,042
Administration and Management	**963**	1,046
Total	7,079	7,336
France	**3,340**	3,495
Outside France	**3,739**	3,841



14%
15%
63%
2%
6%
TECHNICAL
CONCESSION RELATIONS
RESEARCH AND DEVELOPMENT
SALES AND MARKETING
ADMINISTRATION AND MANAGEMENT

Breakdown of Employees by Country

December 31	2002	2001
France	**3,340**	3,495
United Kingdom	**679**	701
Rest of Europe	**2,518**	2,583
Americas	**198**	206
Asia-Pacific	**344**	351
Total	7,079	7,336



3%
5%
36%
46%
10%
FRANCE
UNITED KINGDOM
REST OF EUROPE
AMERICAS
ASIA-PACIFIC

Breakdown of Employees by Category (France)

December 31	2002	2001
Senior Executives	5	5
Managers	523	532
Supervisors	230	237
Skilled employees	635	656
Employees	1,947	2,063
Total	3,340	3,495


0,1%
15,7%
6,9%
58,3%
19%
EMPLOYEES
SENIOR EXECUTIVES
MANAGERS
SUPERVISORS
SKILLED EMPLOYEES

2. RELATIONSHIPS WITH SUPPLIERS

A CENTRAL PURCHASING FACILITY FOR THE GROUP

In 2002, our Industrial Department (*Direction Industrielle*) located in Plaisir (*Yvelines, France*) supplied almost 70% of all of our offices and subsidiaries with furniture and spare parts for maintenance. In the Americas and Asia-Pacific, procurement is generally done locally. Acting as a central supply centre, the Industrial Department's mission is to procure parts and subassemblies for street furniture, while the assembly workshops located in the Paris area are responsible for assembling our more complex street furniture, such as public toilets, columns, or electronic bulletin boards. Assembly of other street furniture products is subcontracted.

The Industrial Department essentially works with small and medium sized French suppliers: in 2002, 80% of the Industrial Department's purchases were made from 53 suppliers.

OPTIMISING AND STANDARDISING QUALITY WORLDWIDE

To guarantee the optimal level of quality on an international basis, 80% of the mounting of display panels and maintenance operations is performed by our own employees, who all adhere to our standards for quality and excellence.

PARTNERS THAT ADHERE TO OUR QUALITY AND ETHICS STANDARDS

Regardless of the type of operation that may be subcontracted and the country involved, we choose our suppliers and partners on the basis of their ability to respond to our quality requirements, which include compliance with applicable ethics standards, laws and regulations, especially for working conditions.

3. COMMUNITY RELATIONS

CREATING A SAFER URBAN ENVIRONMENT

As a responsible corporate citizen, we design and develop solutions to make cities safer and more pleasant to live for all citizens. Since our creation, working closely with municipal authorities, we have offered innovative street furniture that helps improve the quality of urban life in the area of transport, communication, public relations, safety and security, and universal accessibility. In 2002, our new product development strategy has focused on two major objectives:

- Improve the city environment for people with reduced mobility,
- Improve the safety of pedestrians with our new "Double-info" service.

UNIVERSAL ACCESSIBILITY

We offer a broad range of products designed to improve the quality of life for people with a disability and that help improve access to urban facilities, such as automatic public toilets. A universal remote access system enables people with a disability to have easy access to several public services, such as parking garages with movable barriers, special merchants calling lines, public toilets, Internet access, and gas stations.

SAFETY

"Double-info" is a major innovation. Designed to enhance pedestrian safety in cities, the "Double-info" service works as a simultaneous information device sending real time information to both car drivers and pedestrians. It signals to the car driver that he is speeding and, simultaneously, alerts the pedestrian that a vehicle may be approaching at an excessive speed. In cities, towns and villages crossed by major roads, or on dangerous highway shoulder areas, "Double-info" provides a great solution to enhance road safety.

COMMUNITY VALUES

Since its creation, JCDecaux has been actively involved with many groups for the protection of minority rights. Whether it involves fighting against HIV/AIDS, supporting the French Muscular Dystrophy Association, or protecting the environment, our Company and employees contribute every day to the well being of other people.

In 2002, we organised a campaign in support of the Téléthon project. More than 750 of our employees volunteered their time and experience to this effort to fight the disease. Our involvement also included lending 250 vehicles (cranes, gondolas, trucks, etc.) to help meet the Téléthon's logistic needs, as well as paying for the printing of 8,000 posters. As a result of its employee involvement, the Group raised more than €67,000 for the Téléthon.

Likewise, and for the sixth consecutive year, JCDecaux participated in community initiatives to fight against the HIV/AIDS disease, together with the *"Solidarité Sida"* association. Among other things, the Group provided free advertising space in support for the cause in 30 cities in France, and, in connection with the music festival called "SOLIDAYS", provided on-the-spot directional signage, advertising space, and bus shelters to facilitate access to the event.

In addition to these large-scale events, JCDecaux also sponsors many other associations, such as *L'Enfant Bleu* (protection of abused children) and Cosmetic Executive Woman (to provide beauty services to women in long-term hospital care).

To help protect the environment, JCDecaux has worked over the last five years in conjunction with the "vacances propres" association, whose goal is to raise vacationers' awareness of the need to preserve and protect the environment throughout the French countryside. During the summer, we run awareness campaigns to sensitise people to "good manners" they can adopt to protect vacation spots and we provide additional equipment for waste collection.

4. ENVIRONMENTAL POLICY

As a major player in urban beautification, JCDecaux is strongly committed to protecting the urban environment. We have developed a complete environmental protection program, which includes designing equipment to collect waste, recycling thousands of tons of advertising posters, and reducing energy, water, and raw material consumption, both upstream and downstream in the production chain.

The internal environmental audit conducted in 2002 confirmed that our business operations are not heavy polluters, but that the level of control of environmental risks could be further improved. As a result, we have created an Environment Task Force, whose objective is to develop and implement environmental action programs to further reduce the level of potential environmental risk and to further improve our environmental performance.

Through a series of internal environmental indicators, we will start to assess, in 2003, the success of these actions designed to protect natural resources by closely monitoring water, energy, and raw material consumptions, as well as waste levels at each stage of the product life cycle.

Our goal is to meet the highest international standards in the area of environmental protection. For example, our Spanish subsidiary, Planigrama Exclusivas Publicitarias SA, was awarded the ISO 14001 certification which could be granted to other subsidiaries beginning in 2004.

The following table presents a summary of the Group's main goals, objectives, and actions in the area of environmental protection:

Goals	Objectives	Actions
Improve the quality of urban life	Reduce visual pollution	Reduce the number of our display inventory by use of scrolling panels
		Create complete, coordinated furniture lines in harmony with local architecture and culture
		Maintain cleanliness of furniture and fight against graffiti
	Reduce sidewalk clutter	Create multifunctional structures: Bus shelters including glass collection bins, Morris column columns with telephone booths, etc.
	Reduce noise pollution	Install soundproof glass collection bins
		Soundproof certain products: electronic bulletin boards, scrolling panels
	Assist in waste collection	Create collection bins for certain types of waste batteries, glass, paper
Reduce consumption of water, energy and raw materials	Reduce water consumption	Install new mechanisms to reduce the amount of water needed for public toilets
	Reduce energy consumption	Use low energy equipment to reduce energy consumption related to illuminating structures
Reduce pollution related to our operations	Reduce and recycle waste	Create reusable metal racks for storage and transport of certain types of structures
		Recycle advertising posters at the end of their useful life
		Recycle computers at the end of their useful life
	Control industrial waste	Use biodegradable cleaning products
		Reduce quantity of detergent needed to maintain structures
		Improve storage of certain products subject to regulation
	Protect biodiversity	Monitor origin of materials to be sure they do not involve use of protected plant species

STRUCTURES DEDICATED TO SPECIALISED COLLECTION

For many years, the Group has actively participated, together with local governments, in campaigns to raise awareness of the use of dedicated recycling bins to collect specific types of waste. The Group has also developed specific product lines to address this environmental issue.

Many of our Street Furniture products can be equipped with bins for collecting batteries, glass, paper and other types of waste. In 2002, through our installation of such structures in various cities, JCDecaux collected and recycled more than 2,725 tons of waste (including 275 tons of batteries and 1,500 tons of glass) throughout Europe.

In line with citizens' growing interest for waste recycling, this product line enjoys an increasing success with local governments, both in France and internationally, and its installation has grown steadily over the past three years.

SAVING ENERGY AT ALL STAGES OF THE PRODUCT LIFE CYCLE

As we strive to reduce the environmental impact of our operations, beginning with the design stage of our installations, we have developed and used new techniques to help save energy. We have developed new mechanisms that reduce the amount of water required to use and maintain our automatic public toilet facilities by almost 40%. Today, we also use energy-saving lighting equipment that preserves optimal quality while conserving resources.

Choosing non-polluting or recycled materials is also a priority for us. We are also conducting research, particularly in the area of using solar energy.

COLLECTING AND RECYCLING TO PROTECT THE ENVIRONMENT

We make a particular effort to reduce pollution that any stage of our operations may generate. Protecting biodiversity is a fundamental part of our environmental charter, which focuses on the need to ensure that there are no protected plant species in any of the raw materials that we use. Our transportation racks used to transport and store various kinds of installations are made of metal and, therefore, fully reusable. We recycle all posters at the end of their useful life, as well as other materials. Controlling industrial waste is a priority for us. We have significantly reduced the level of detergents needed to clean and maintain our structures and use only biodegradable products for such maintenance. Storage conditions for regulated products now adhere to the strictest standards.

In 2002, our business operations in France produced more than 11,800 tons of waste, including 6,150 tons of mixed solid waste, 3,500 tons of used posters, and 6 tons of used computers.

In 2003, our objective is to increase the recycling rate of certain types of waste, as well as to continue to improve the rate of recovery of used posters in Europe.

A PRIORITY: RECYCLING USED POSTERS

Every year in France, we selectively collect 3,500 tons of used posters resulting from advertising campaigns which are reused as recycled cellulose fibres. One ton of such collected posters can be used to manufacture nearly 140,000 envelopes.

SENSITIVITY TO SURROUNDINGS

The principal objective of street furniture is to improve the quality of urban life.

Reducing sidewalk clutter is a key objective of our designers, who develop product lines with multi-functional structures: bus shelters integrating a glass and waste collection bin, automatic public toilets covered with natural materials that will blend into their surroundings, or columns containing public telephones.

We continue to develop such multi-functional street furniture advertising structures which should continue to contribute to our growth in coming years.

We design structures that significantly reduce noise level, which many people consider as one of the major nuisances of urban life. Today, our glass recovery bins are soundproofed to preserve quietness in the surrounding urban areas, while new mechanisms in electronic bulletin boards and scrolling panels help reduce their level of noise.

FITTING POSTERS INTO CITY SURROUNDINGS

Improving the quality of the urban environment also means reducing visual pollution. With this goal in mind, we have developed product lines that fit harmoniously into the city landscape, including high quality scrolling panels (back-lit and glass-covered), to help reduce the number of billboards in cities and suburban areas.

EXPENSES COMMITTED TO ANTICIPATE ENVIRONMENTAL IMPACT OF OPERATIONS

In 2002, we spent €20,000 to improve storage conditions for certain products subject to regulation in France, notably at one of our facilities located in the greater Paris area. The Company also spent over €1,000,000 to eliminate all of the waste it produced, including almost €340,000 for recycling used posters.

PROVISIONS, BONDS, AND INDEMNITIES FOR ENVIRONMENTAL RISKS

Our facilities are not required to be bonded or subject to special financial undertakings to ensure surveillance of sites and emergency measures that might be required because of pollution risks. No court judgements or orders were issued or outstanding against the Company for environmental damage in 2002.

RESEARCH AND DEVELOPMENT

A significant part of our success is due to our strong commitment to research and development, which has led us to develop numerous new products since our creation.

We work with internationally known architects and designers such as Philippe Starck, Lord Norman Foster, Robert A.M. Stern, Mario Bellini, Martin Szekely, Renzo Piano, and Jean-Michel Wilmotte to create innovative, high quality street furniture. Our agreements with these architects provide for the design of street furniture, transfer of the copyright to us, and include an exclusivity clause prohibiting them from creating street furniture for third parties. We provide them with design studios equipped with the latest technology, where about a hundred highly qualified engineers and technicians work to create new generations of street furniture products and other related services.

For international bids, we use local architects to design customised street furniture that fits in harmoniously with local architecture and culture and which respects the characteristics of each city. We are highly committed to respecting the environment and culture of the cities in which we are present.

In connection with our research and development strategy, we have developed a system to detect repair needs on our advertising displays automatically via GSM, enabling our maintenance work force to respond rapidly. This system, installed on approximately 80% of our large city light panels in France, also enables us to provide highly detailed feedback to our advertising clients regarding the operational efficiency of our panels.

Recently, we have designed voice recognition information directories for airports and shopping malls, as well as plasma screens and interactive kiosks that provide interactive advertising for our clients near points of sale.

In 2002, we worked jointly with La Prévention Routière to develop a program to promote road safety to the public and local government authorities. Thus, we are now able to offer cities and towns a new information device called "double-info" which, through two sensors located about 100 meters away, warns pedestrians that a vehicle is approaching at a high speed and, simultaneously, alerts the car driver that he is approaching a pedestrian crossing. To facilitate access to certain public areas or business areas for handicapped persons, an automated calling system has also been developed.

In 2002, we formed an partnership the Paris public transportation system, the RATP, to install approximately 30 interactive kiosks in Paris and the Paris region, both above and below ground. Their purpose is to offer e-mail and Internet access to users of public transportation, as well as to provide them with a wide array of information. Interactive kiosks are becoming increasingly important in responding to public tenders for street furniture, as demonstrated in the contracts we won in 2002 in Madrid and Saragossa.

During the last three years, we have spent significant amounts on research and development efforts, while working harder each year to optimize our product line and research efforts: €20.6 million in 2000, €13.8 million in 2001 and €9.8 million in 2002.
Our investment strategy, as well as our principal present and future investments, are described on page 45 of this document.

OTHER INFORMATION ABOUT OUR BUSINESS

1. REGULATORY ENVIRONMENT

Our outdoor advertising business is subject to significant regulation by national and local authorities in the countries in which we operate. In general these laws restrict the nature, density, and location of billboard advertisements and the type of products that may be the subject of such advertisements.

In France, the Environmental Code (*Code de l'Environnement*, law No. 79,1150 of December 29, 1979) sets forth the general rules applicable to outdoor advertising visible from a public roadway. The law permits advertising within urban areas, subject to certain conditions, and prohibits advertising in rural areas, on nature reserves, and on buildings of historic significance without express permission of local authorities. In urban areas of less than 10,000 people, no display panel may be larger than 16 square meters or 7.5 meters high (unless these areas are part of an urban community of more than 100,000 people). Illuminated signs also have particular size restrictions and typically may only be installed with community approval, which is granted on a case-by-case basis. Local authorities may also decide to limit or prohibit advertising within their community. Under a regulation adopted in 1996, new advertising panels must receive prior approval from local authorities.

In Belgium, a recent law (*Règlement Régional Urbain de l'agglomération bruxelloise*) places similar limits on advertising panels in Brussels and its surrounding regions (Walloon Region: *Code Wallon de l'Aménagement du Territoire, de l'Urbanisme et du Patrimoine,* Flemish Region: *Décrets d'Aménagement du Territoire et Arrêtés d'Exécution,* and Brussels Capital District: *Règlement Régional d'Urbanisme*), but the legal scheme is essentially the same. The laws relating to issuance of permits vary, depending on whether the street furniture products installed perform a public service, or are strictly an advertising display. In the first case, shelters are exempt from the need for urban planning permits both in Flandres and in the Brussels capital district, but are required in Wallonia. For simple advertising installations, permits are issued on a case-by-case basis by local authorities.

In the United Kingdom, outdoor advertising is regulated by the Town and Country Planning (Control of Advertisements) Regulations of 1992. Like the French regulatory scheme, it permits advertising subject to certain conditions on location, size, content and illumination and allows the use of installations that have been in place for some period of time, a case for which we qualify. Although most billboards require the express consent of local planning authorities before they may be erected, an application may not be denied unless the billboard threatens public safety or overall harmony of an area.

In Portugal, the law of April 24, 1998 prohibits outdoor advertising outside of urban areas. The law of July 29, 1976 requires operators of advertising displays to obtain an annual license, the delivery of which is linked to the payment of taxes. Local regulations govern the location of advertising displays.

In Italy, laws 507/93 and 285/92 establish rules similar to those in force in Portugal.

In Germany and in Austria, outdoor advertising is regulated by the terms of the Highway Code and of the Construction Code, as well as by the specific rules at each state (Länder). No specific national legislation applies.

Street furniture advertising panels in France are also restricted as to their size, and those street furniture pieces reserved for information of a general, local or artistic nature must reserve at least half of their advertising space for such information.

To the best of our knowledge, no legislation is proposed that would significantly affect our ability to install and operate advertising displays. Local regulations, however, are tending to reduce the overall number of advertising displays, and local authorities are tending to become more restrictive in applying existing regulations.

Certain countries also have more specific limits regarding the form and subject matter of advertising that may be displayed outdoors. In France, for example, all text on outdoor advertising must be in French (or provide a suitable translation). More typically, advertisements regarding alcohol must be accompanied by a health disclaimer in countries such as France and the United States.

Prohibition against outdoor advertising for tobacco products is becoming more stringent in the European Union and elsewhere. Outdoor advertisements for tobacco products are banned in many countries, including France, Italy, Finland, Portugal, Belgium, the United Kingdom, and Hong Kong. It is permitted, but subject to restrictions, in Austria, Germany, Spain, Sweden, and Denmark. In the Netherlands and Ireland, it is expected that legislation will be adopted to prohibit advertising of tobacco products.

2. CONTRACTS

2.1 THE PUBLIC BID PROCESS

Most of our Street Furniture and Transport advertising contracts that we currently enter into with governments and public authorities are subject to a public bid process.

In France, the public bid process is governed by detailed rules regarding competition, publicity and procedures required by this process. To ensure fair competition, bid rules also require us to reinvest in new urban amenities even when an existing contract is renewed. If the procedures are not complied with, an administrative court may cancel the relevant contract and a legal proceeding may be brought against the company. In addition, under French law, any governmental or local authority that is a party to a public contract has the right to terminate such contract, in whole or in part, for reasons of public interest, regardless of whether the contract provides for such a termination right. In such a case, the private party is legally entitled to compensation for at least the portion of the net value of its investments and its operating costs and, in certain limited situations, may be awarded compensation for future lost profits. While we have rarely had a contract terminated for public interest reasons, no assurance can be given that this will be the case in the future and, if so, that we would receive an amount sufficient to recover the costs and the loss of future profits.

In France, Decree No. 2001/210 of March 7, 2001 of the Public Markets Code (*Code des Marchés Publics*), which took effect as of September 9, 2001, provides that public contracts are contracts that involve payment of consideration by a public entity and, as such, fall within its scope. According to this rule, our public street furniture contracts (which have no cost to the tax payer) should no longer fall within its scope and should not be subject to the public bid procedure. However, as this interpretation has never been confirmed by an appropriate authority, we cannot be certain of the ultimate interpretation of the law.

Principal Terms of Street Furniture Contracts

Our street furniture contracts usually take the form of concession agreements with cities or municipal authorities. In certain countries, the city's governing body must approve the contract before it may be executed. Contracts tend to differ based on upon the needs of local governments, the amount of non-advertising street furniture that they require, and the level of involvement they seek to have in the management of the street furniture program. Some of the principal terms common to most of our street furniture advertising contracts include the following:

- Terms ranging from eight to twenty-five years. The contracts are generally terminable in the event of a material breach of commitments as well as for reasons relating to public interest.

- We are required to install and maintain the street furniture at our own expense.

- We receive the right to advertise on certain of the street furniture that we install. Under some contracts, we also receive the exclusive right to install additional street furniture of the same type or to carry out advertising activities in the areas covered by the agreement. In general, the contracts provide for installing additional street furniture to meet the city's future needs.

- The initial location of street furniture is generally subject to common agreement. The nature and content of the advertisements that we post is typically subject to certain limitations set forth in the contract, as well as periodic review by city authorities.

- Under certain circumstances, the cities may request that we move display panels to an alternative location in the city. This is often at our expense for relocations of a maximum of 3% to 5% of the panels annually, then at the city's expense for additional relocations.

- In most cases we retain title to all street furniture that we install. Upon the expiration or early termination of an agreement, we may offer (or be required to offer) the city the opportunity to purchase the existing street furniture, or we may remove it at our own cost.

In France, as a result of a July 1998 decision by the French antitrust authorities, the terms of our street furniture contracts in France are subject to certain limitations. In particular, contracts made after July 1998 may no longer contain an automatic renewal provision and may not apply a separate term to additional street furniture installed under the contract.

Concerning our non-advertising street furniture contracts, we generally receive a rental fee in consideration for our installation, maintenance and upkeep of such equipment.

Principal Terms of Transport Contracts

Airport and metro advertising contracts vary considerably. This variety depends upon the extent to which the transport authority seeks an active role in managing and determining the content of the advertising that appears in its terminals. This choice of approach may affect contract terms such as title to the display panels, termination rights, the degree of exclusivity that the authority is willing to give, and the location and content of the display panels. Some of the principal terms common to most of our transport advertising contracts include:

- A term of five to ten years. Certain contracts are subject to early termination upon two or three months' notice. Other contracts permit early termination only in the event of a material breach of the agreement and failure to cure.

- We pay a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances.

- Depending upon the requirements of a particular transport authority, we typically design, build, install and maintain, at our own expense, wall panels, dioramas, free standing panels, public phone areas, and bus shelters. We also provide certain transport authorities with flight or train monitors, advertising space and informational materials such as maps.

- We may receive exclusive or non-exclusive rights to conduct advertising activities in a part or all of a transport authority's terminals. Some authorities also extend our rights to outdoor bus shelters and terminal arrival platforms.

- The initial location of display panels is generally subject to common agreement. Quite often, however, the content of the advertising and the rates charged may be subject to the approval of the transport authority. Our rights also may be limited in these respects by airlines that have sub-leased space from an airport authority and that may, as a result, have certain rights to determine the location and content of advertising displays in such areas.

- Relocation of displays depends on the terms of the particular agreement, ranging from all relocations being at our cost to all being at the cost of the transport authority.

- Depending upon the contract, we either retain title to the advertising fixtures or sell them to the transport authority upon installation. In the former instance, some transport authorities may buy (or require us to sell) certain advertising fixtures upon the termination or expiration of the contract.

We also have certain billboard advertising agreements with municipalities and public authorities, including the Paris metropolitan region (*Ile-de-France*), the London regional rail authorities, and certain municipalities in Spain. Typically, contracts with these authorities grant us the right to install display panels for a fixed period of time on public property, including the land on which trains operate and municipal property along highways.

2.2 PRIVATE CONTRACTS

Contracts to build advertising structures on private land are obtained either through direct negotiation with the landowner or through an open bid process.

Principal Terms of Billboard Advertising Contracts
A billboard advertising contract usually takes the form of a lease agreement that we make with private landowners. In certain countries, including France, the terms of these lease agreements are regulated by law. Some of the principal terms common to most of our billboard advertising contracts include:

- A term of up to six years in France, with automatic renewal from year to year thereafter. This term may be longer in countries where the term is not limited by law.
- We have free access to the site to the extent necessary for us to install and maintain the billboards.
- The agreements provide for the type of structure and the nature and size of the bills that may be posted on the site, and for the rent paid to the lessor.
- The lessor is responsible for ensuring that the billboards remain visible and unobscured by vegetation.
- In the event of a material breach of contract that is not cured in a timely manner, a change in applicable regulations, or a significant change in the value of the site, we may suspend or terminate the contract.

Principal Terms of Shopping Mall Street Furniture Contracts
Shopping mall street furniture contracts usually take the form of a master concession agreement with a shopping mall developer and then a separate lease agreement with the manager of each mall property. The terms of the leases typically track the terms of the master agreement, but vary as to certain terms depending upon the size, layout and quality of the mall. The master concession agreements require developers to offer us the opportunity to obtain advertising concession rights in all malls that they control and to use their best efforts to induce malls in which they have an interest, but do not control, to enter into street furniture contracts with us. Any new malls acquired or developed by the developer during the term of the master agreement is also in the scope of such agreement. Some of the principal terms common to most of our shopping mall street furniture contracts include:

- A 10 to 15 year term, subject to early termination in the event of a material breach of the agreement by either party.
- We are obliged to design, build, install and maintain, at our own expense, wall panels, freestanding panels and information directories.
- We receive the exclusive right to use the common areas of the mall to sell commercial advertising space on fixed and scrolling display panels in return for a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances. The location of the panels is initially subject to common agreement. Certain advertising may be prohibited by shopping mall managers, such as advertisements by competing shopping malls or by stores that compete with those in the shopping mall. We do not have any rights with respect to the publicity posted by third-party tenants on their own property.
- Under certain circumstances the mall manager may request that we relocate display panels, at our own expense, to an alternative location in the mall.
- We retain title to all display panels and information directories that we install. Upon the expiration or early termination of an agreement, we may offer the mall manager the opportunity to purchase the existing panels and directories or we may remove them at our own cost.

3. MANUFACTURING

We subcontract the manufacture of our street furniture and billboard structures to a variety of third parties. In 2002, no subcontractor accounted for greater than 13.2% of our annual manufacturing costs. Much of our street furniture is also assembled by third party contractors, although we assemble ourselves the most complicated items, such as the automatic toilets and the rotating decorative columns. Finally, all quality control inspections, installation and repairs are carried out by our own specially trained service technicians.

4. PREPARATION OF POSTERS

A significant part of our operations consists of the weekly preparation of advertising posters, which are supplied directly by the advertisers. We prepare the advertising posters that appear on our advertising panels prior to distributing and posting them throughout our network. The Group operates two major facilities for poster preparation which are located in Plaisir (Yvelines) and in Lyon, France. We also have similar, but smaller, facilities located outside of France.

Large format posters for scrolling panels are assembled from poster parts supplied by our advertisers at the Group's technical facilities, and posters for long campaigns are protected with plastic film. The posters are then rolled and sorted for distribution throughout our network.

Traditional non-rotating billboard posters are prepared for distribution at other facilities that we maintain. We principally use paper advertising posters in our billboard network.

5. COMPETITION

Within our core business, i.e. advertising, we focus solely on the outdoor advertising business. We operate in the three main segments of outdoor advertising, i.e. Street Furniture, Billboard, and Transport advertising. We face competition in the outdoor advertising market from several international outdoor media groups, as well as various national, local and niche players, particularly in the Billboard segment. Our principal competitors in substantially all of our activities and regions are Clear Channel and Viacom (Infinity) and their respective affiliates. Our other major competitors in the principal countries where we operate include the following:

- France: Metrobus (transport) and Liote/Citylux (neon signs).
- United Kingdom: Maiden (Citylight panels and billboards) and Van Wagner (billboards).
- Belgium: Belgian Poster (billboards) and Business Panel (billboards).
- Germany: DSM (street furniture and billboards), Stroer (street furniture and billboards), AWK (billboards), Wall (street furniture), Degesta (street furniture) and DERG (street furniture and billboards).
- Spain: Cemusa (street furniture).
- United States: Lamar Advertising Company (billboards), Interspace (transport), Regency (billboards), Adams Outdoor (billboards), Van Wagner (billboards and telephone booths) and Tri-State/PNE Media (billboards).
- Australia: APN (transport), acting, in particular, for Buspak (transport) and Asdhel (street furniture), Cody & Australian Posters (billboards), and Eye Corporation.

In other countries, we have numerous local competitors, some of whom are the leaders in their particular business activities.
In general, we also compete for advertising revenues against other media such as newspapers, magazines, television, radio and the Internet.

6. CYCLICALITY AND SEASONALITY

Advertising spending is highly dependent on the general condition of the economy. Frequently, companies cut their advertising budgets more severely in periods of lower economic activity than they reduce spending in other areas. Consequently, our advertising activity is dependent on the business cycle. Street Furniture, however, is less vulnerable to these economic swings due to the exceptional quality of our networks and the location of our furniture in cities, which limits the effect of such variations. We succeeded in maintaining growth in Street Furniture revenues during the recessions that occurred in France in 1994, 1995, 1996, and 2001.

Street Furniture is also characterized by long reservation periods for advertising campaigns, up to one year at times, which moderates the effect of the business cycle.

Traditionally, especially in France, our business slows down in July and August and during January. To offset these slowdowns, we grant discounts off our advertising prices during July and August.

7. INTELLECTUAL PROPERTY

We own and protect the intellectual property that is necessary to our business through exclusive rights (trademarks, registered design, patents, and domain names), both in France and in the principal countries in which we do business. In particular, the trademark "JCDecaux" is protected in many countries throughout the world.

We own over 150 secondary trademarks and rights for over 400 designs and models that protect the intellectual property that is necessary to our business both in France and in the main countries where we operate, especially for bus shelters, decorative columns, billboards, and interactive kiosks, some of which are designed by internationally known architects (such as Lord Norman Foster, Jean-Michel Wilmotte, Renzo and Matteo Piano, Gae Aulenti, among others). Technical innovations such as bicycle racks, voice recognition kiosks and automatic public toilets are protected by patents. In 2002, as annuities applicable to such patents were due, we systematically reviewed the appropriateness of maintaining a monopoly on the inventions they protected and, as a result, decided to abandon the patents that no longer provided any real competitive advantage.

The main exception to our exclusive ownership of the industrial and intellectual property rights used in our business and marketing activities is the name "JCDecaux Communication Extérieure", which we registered, but for which Mr. Jean-Claude Decaux and JCDecaux Holding also have rights. Pursuant to a co-existence agreement for the use of trademarks made among Mr. Jean-Claude Decaux and JCDecaux Holding, we and our subsidiaries expressly have the complete right to use and register freely the "JCDecaux" and "JCDecaux Communication Extérieure" trademarks as well as any other trademark including the term "JCDecaux" in the operation and marketing of advertising spaces appearing on street furniture, billboards or illuminated advertising fixtures. Mr. Jean-Claude Decaux and JCDecaux Holding have undertaken not to use these trademarks in the conduct of such businesses.

8. PRINCIPAL FACILITIES

All of our facilities are owned by us or leased pursuant to commercial leases.

Certain of these facilities are owned by entities that are owned or controlled by members of the Decaux family, including our corporate headquarters in Neuilly-sur-Seine and our other Paris suburb facilities in Plaisir, Maurepas, and Puteaux, as well as in London, Brussels and Madrid. The terms and conditions of these leases are similar to those negotiated by the Company with third parties at current market conditions. As of December 31, 2002, the rents that we paid pursuant to commercial leases from such entities totalled €8.2 million.

Our operational headquarters and principal research and development facilities are located in Plaisir, a suburb of Paris. We maintain other principal administrative headquarters in the Paris suburb of Neuilly-sur-Seine, as well as in London and Madrid, and other major cities in which we are present.
We have advertising poster preparation and distribution facilities in Plaisir and Lyon as well as in most of our major markets.

FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION AND ANALYSIS OF GROUP CONSOLIDATED FINANCIAL STATEMENTS 34

Discussion and analysis of financial position and results of operations 34
Recent developments and outlook 43
Investment strategy 45

CONSOLIDATED FINANCIAL STATEMENTS 46

Balance sheet 46
Income statement 48
Cash Flow statement 49
Notes to the consolidated financial statements 50

MANAGEMENT DISCUSSION AND ANALYSIS OF CORPORATE FINANCIAL STATEMENTS 72

Presentation of the financial statements 72
Significant developments during the fiscal year 72
Results of operations 72
Prospects 73

CORPORATE FINANCIAL STATEMENTS 74

Balance sheet 74
Income statement 76
Notes to the corporate financial statements 77

MANAGEMENT DISCUSSION AND ANALYSIS OF GROUP CONSOLIDATED FINANCIAL STATEMENTS

1. DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion of our financial position and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. All of our financial statements have been reviewed in accordance with accounting principles generally accepted in France.

OVERVIEW

Our results of operations are derived principally from selling advertising space on outdoor displays in the following business lines: Street Furniture, Billboard, and Transport advertising.

Street Furniture has been our traditional business since our creation in 1964. Until 1999, our Group's expansion came mainly from organic growth. We expanded our business into Billboard and Transport advertising through our acquisition of Havas Média Communication Publicité Extérieure (also known as Avenir) in June 1999, and further pursued our external growth in 2001 and 2002 with successful acquisitions and partnership agreements in several European countries, including in Spain, Portugal, Italy, Germany, Norway, Sweden, Austria, and Central Europe.

Our organic growth is defined as growth in revenues from sources other than acquisitions and other equity investments in third parties and it excludes exchange rate effects. Our external growth is defined as revenues generated by recently acquired companies and companies newly consolidated into our Group (including joint ventures).

In a difficult advertising market, 2002 revenues grew by 2.2% to €1,577.7 million. Excluding acquisitions and adjusting for currency, organic revenues grew by 0.7% in 2002, compared to 1.2% in 2001. For the second year in a row, the Group's organic growth that was greater than that of the overall advertising market (+0.2%) and of the outdoor advertising market, which remained stable (source : ZénithOptimédia, December 2002). Our EBITDA in 2002 was €405.3 million and represented 25.7% of revenues, a 7.4% increase in EBITDA compared to 2001 when EBITDA represented 24.5% of our revenues and amounted to €377.35 million.

We continued to show significant revenue growth in our Street Furniture business, which grew by 5.3% in 2002, after growing by 10.0% in 2001. Excluding acquisitions and adjusting for currency, organic revenues also grew by 5.3% in 2002, after having grown by 7.5% in 2001, demonstrating the highly resilient nature of our street furniture business at a time of weakness in the overall advertising market. Our Street Furniture EBITDA showed strong growth, reaching 40.5% of our Street Furniture revenues in 2002, as compared to 38.4% in 2001 and 40.5% in 2000. Operating income for this business amounted to 22.5% of Street Furniture revenues in 2002, compared to 21.1% in 2001 and 24.8% in 2000.

Billboard revenues grew by 7.6% in 2002, after having grown by 7.1% in 2001 and by 6.1% in 2000. Excluding acquisitions and adjusting for currency, the Billboard business showed a clear improvement with organic revenues up 2.8% in 2002, after having declined by 8.5% in 2001. Billboard EBITDA amounted to 12.5% of Billboard revenues in 2002, compared to 11.6% in 2001 and 17.3% in 2000. Billboard operating income amounted to 5.2% of Billboard revenues in 2002, compared to 4.4% in 2001 and 11.7% in 2000, respectively.

Transport revenues declined by 11.6% in 2002, after having grown by 8.6% in 2001 and 39.7% in 2000. This business continued to suffer from unfavourable market conditions reflecting the difficulties faced by its principal advertisers (airline companies, financial services and consulting firms, telecommunications companies) in the aftermath of the tragic events of September 11, 2001. Excluding acquisitions and adjusting for currency, organic revenues in Transport declined by 13.0% in 2002. Transport EBITDA represented 3.3% of revenues for this business in 2002, compared to 6.9% in 2001 and 9.0% in 2000. The result was an operating loss representing 0.3% of revenues for this business in 2002, compared to positive operating profit of 4.3% of revenues for this business in 2001 and 6.7% in 2000.

Impact of Acquisitions in 2002

The impact of acquisitions and joint ventures on 2002 consolidated revenues was €36.2 million, of which €19.9 million related to Billboard, €12.1 million to Transport, and €4.2 million to Street Furniture activities.

This impact resulted mainly from transactions completed during 2001 and which had their first full-year impact during 2002:

- On April 1, 2001, our joint venture with Gewista, the leader in outdoor advertising in Austria and which manages, with Affichage Holding, outdoor advertising operations in nine countries of Central Europe.
- On July 1, 2001, the merger of our outdoor advertising business in Italy with IGP, a subsidiary of Rizzoli Corriere della Sera and the Du Chêne de Vère family, creating IGPDecaux, the leading player in the Italian market.

Two transactions that occurred in 2002 also had an impact on revenues during this period:

• An agreement between JCDecaux and Affichage Holding SA, the n°1 outdoor advertising company in Switzerland, to strengthen their alliance in Central Europe, accelerate the growth of their operations in Hungary, Slovenia, Croatia, Bosnia, Macedonia, Bulgaria, and Serbia and redistribute the equity ownership within their joint venture subsidiary, EPI "EuroPlakat International". Upon completion of these transactions, Affichage Holding owned 50% of EPI, compared to 49% before.

• The acquisition by JCDecaux, via its Austrian subsidiary Gewista, of the outstanding minority interests in its outdoor advertising subsidiaries in the Czech Republic and Slovakia.

France remained our largest market in 2002, but its relative share of revenues continued to decline from 38.4% in 2001 to 36.2% in 2002, reflecting the increasing internationalisation of the Group. Revenues in the United Kingdom grew faster than the Group average in 2002 and represented 14.7% of consolidated revenues in 2002, compared to 14.3% in 2001. Revenues generated in Europe outside of France and of the United Kingdom grew significantly in 2002 and now represent 36.0% of consolidated revenues, compared to 33.4% in 2001.

The following table breaks down our historical revenues for 2002, 2001, and 2000 by geography:

Year ended December 31	2002		2001		2000	
In million euros except for percentages	Revenues	% of the total	Revenues	% of the total	Revenues	% of the total
France	**570.9**	**36.2%**	591.8	38.4%	581.1	41.0%
United Kingdom	**231.6**	**14.7%**	220.9	14.3%	213.4	15.0%
Rest of Europe	**568.9**	**36.0%**	516.1	33.4%	401.2	28.3%
Asia-Pacific	**102.1**	**6.5%**	111.0	7.2%	115.5	8.2%
Americas	**104.2**	**6.6%**	103.4	6.7%	105.9	7.5%
Total	1,577.7	100%	1,543.2	100%	1,417.1	100%

Key Factors Affecting Revenues and Operating Income

REVENUES

We earn our revenues principally from advertising that we place on our street furniture, billboards, and transport panels for our advertisers. The amount of advertising revenues generated by our advertising networks generally depends on three principal factors:

• *Number of faces*

Prices charges to advertisers depend of the size and quality of our outdoor advertising networks. Many of our advertising panels, such as scrolling panels carrying two or three faces, have more than one face, each of which generates separate advertising revenues. We earn more revenues when the number of faces in our advertising network increases. Our number of faces depends on our ability to obtain authorisation to erect new advertising panels on existing sites, our ability to renew existing concessions and leases, our ability to win new contracts and to install new advertising structures.

• *Prices*

We aim to charge prices that reflect the superior quality of our panels, which generally are located in city centres and at the best locations, and by offering advertisers network packages that enable them to maximise the impact of their advertising campaigns by targeting appropriate audiences. Prices charged depend largely on the quality of our panels, their locations, the network and the general state of the advertising sector and the economy.

• *Occupancy Rate*

Occupancy rate is the ratio of actual revenues to potential revenues on a given network of advertising panels.

We report our revenues from advertising on a net basis, after deducting discounts. In our Billboard business, in some countries, commissions are paid to advertising agencies and media buyers that serve as intermediaries between us and our advertisers. These commissions are deducted from revenues. For contracts in which we pay variable fees or share a portion of our revenues with concession grantors, we record as revenues all of the amounts received from advertisers, and we record the fees and revenue sharing payments as operating expenses.

Principally in France and the United Kingdom, we also generate revenues from the sale, rental and maintenance of street furniture. revenues from these activities are included in our street furniture revenues. In 2002, revenues from these activities totalled €115.6 million, representing approximately 13.8% of our total Street Furniture revenues. Each year, these activities represent a smaller percentage of our Street Furniture revenues.

EBITDA

We measure the performance of our businesses on the basis of EBITDA (earnings before interest, tax, depreciation and amortisation). Our EBITDA is affected by our revenues and by our net operating expenses, before depreciation and amortisation charges. These amounts are reported by type of expense, in accordance with generally accepted accounting principles in France.

Our principal operating expense categories are the following:

• *Purchase of materials, external expenses and other*
This item includes four principal categories of costs:
- the cost of consumable goods used in the operation and maintenance of our advertising networks, which consist mostly of replacement glass panels, cleaning materials, water, electricity, paint and fuel for our vehicles,

- the rents and concession fees (including revenue sharing based amounts) that we pay to landlords and concession grantors,

- the costs that we incur in hiring subcontractors to perform some of our maintenance operations,

- the fees and operating costs, before personnel expenses, of the different departments of our Group.

• *Personnel expenses*
This item includes salaries, benefits and social insurance charges that we pay to (or on behalf of) our personnel, including our installation and maintenance personnel, research and development staff, sales force and administrative staff, as well as profit sharing for French employees.

• *Taxes and duties*
This item includes taxes and similar charges other than income taxes. The principal taxes recorded under this item are business tax (*taxe professionnelle*) and real estate taxes.

Structural maintenance costs related to our equipment, such as the replacement of damaged benches, bus shelters or other equipment, are recorded as capital expenses. Our costs incurred in daily maintenance activities, such as cleaning or replacing broken glass panes, are accounted for as operating expenses.

A large portion of our operating expenses is fixed and does not vary directly with the level of our revenues. When we expand our network, the level of fixed operating costs, such as fixed fees paid to concession grantors, rent and maintenance costs, increase as a result, but the increase does not bear a direct relationship with the level of our advertising revenues. Our principal costs that vary as a function of our advertising revenues are variable rent and concession fees and certain contracts where a portion of the revenues generated is paid to the concession grantor. The existence of variable operating expenses is less common in our Billboard business than in our Street Furniture and Transport advertising businesses.

In view of the mainly fixed nature of our operating costs, the level of our revenues is the principal factor that determines our EBITDA margins. As a result, by optimising our pricing ("yield management") and introducing innovative marketing techniques, we are able to significantly influence our EBITDA margin. On the other hand, a decline or stagnation in revenues has the effect of reducing our EBITDA margin.

We try to control costs as much as possible by taking advantage of synergies among our various businesses, as well as by maximising the productivity of our technical teams and our purchasing and operating methods. Since March 2001, we have implemented a cost reduction program throughout all of our subsidiaries, which resulted in annual savings of €20.6 million in our mature business, excluding royalty fees and rents, in 2002, compared to the prior period. This amount is in line with the cost saving plan announced by the Company to reduce costs by €20 million in 2002. Headcount declined from 7,336 employees in 2001 to 7,079 employees in 2002.

OPERATING INCOME

Our operating income reflects our EBITDA, less depreciation and amortisation.

Street Furniture structures are depreciated mostly over periods of 7 to 10 years, depending on their useful life, and other advertising equipment is depreciated over periods from 2 to 5 years, in France, and occasionally over longer periods in other countries.

Charges for depreciation and amortisation amount to €194.1 million, or 12.3% of consolidated revenues, in 2002, compared to 11.4% in 2001 and 10.4% in 2000. Depreciation charges are more important in our Street Furniture business, which traditionally requires a higher level of capital expenditure than our other businesses, because the majority of street furniture contracts require both the installation of high quality advertising equipment as well as non-advertising equipment, or some other form of compensation, which contributes to improving public service in areas such as communications, safety, environment, road traffic, or culture. On the other hand, Street Furniture contracts generally last longer (8 to 25 years) than those in the Billboard or Transport businesses.

Depreciation charges for Street Furniture amounted to €151.1 million, or 18.0% of our Street Furniture revenues in 2002, as compared to 17.3% in 2001 and 15.7% in 2000. The increase in depreciation and amortisation charges reflects our strong organic growth in recent years, having won many new contracts in Europe, in the Americas, and in Asia-Pacific, which require significant upfront investments.

In the Billboard segment, depreciation and amortisation charges amounted to €32.4 million, or 7.3% of our Billboard revenues in 2002, compared to 7.2% in 2001, and 5.7% in 2000. This rate stabilised in 2002. The increase that occurred in 2001 was due to investments made in France and in the United Kingdom to modernise the billboard estate following the Avenir acquisition, which significantly improved the quality of our advertising networks (with the installation of glass covered and/or scrolling panels at the best locations).

In the Transport segment, depreciation and amortisation charges are significantly lower than in our other businesses, amounting to only 3.6% of our Transport revenues in 2002, compared to 2.6% in 2001, and 2.3% in 2000. On the other hand, the length of Transport contracts (5 to 10 years) is shorter than that of Street Furniture contracts and there is a high level of revenue sharing with transport authorities.

RESULTS OF OPERATIONS

Revenues, EBITDA, and Operating Income by Business Line for the Years Ended December 31, 2002, 2001, and 2000

The following table sets forth our revenues, EBITDA, EBITDA margin, operating income and operating income margin for each of our principal business lines for the periods indicated. Some of our subsidiaries have business activities outside of their main business line (including, for example, Billboard companies with minor Transport advertising operations), but the amounts relating to such minor activities were not material.

Year ended December 31

In million euros, except for percentages [1]	2002	2001	2000
Street furniture			
Revenues			
Advertising	**724.7**	687.1	608.3
Sales, rentals, and maintenance	**115.6**	111.1	117.5
Total	**840.3**	798.2	725.8
EBITDA	**340.3**	306.5	293.8
EBITDA / revenues	**40.5%**	38.4%	40.5%
Operating income	**189.2**	168.6	180.0
Operating income / revenues	**22.5%**	21.1%	24.8%
Billboard			
Revenues	**442.6**	411.4	384.1
EBITDA	**55.4**	47.8	66.5
EBITDA / revenues	**12.5%**	11.6%	17.3%
Operating income	**22.9**	18.2	44.8
Operating income /revenues	**5.2%**	4.4%	11.7%
Transport			
Revenues	**294.8**	333.6	307.1
EBITDA	**9.6**	23.1	27.6
EBITDA / revenues	**3.3%**	6.9%	9.0%
Operating income	**(1.0)**	14.3	20.6
Operating income /revenues	**(0.3)%**	4.3%	6.7%

(1) 2000 data do not include expenses of JCDecaux Holding, which had a €2.3 million impact on consolidated EBITDA and a €7.7 million impact consolidated operating income. The holding company was eliminated from the financial statements in 2001.

Street Furniture

REVENUES FROM ADVERTISING

Street Furniture advertising revenues increased by 5.5% in 2002, after having increased by 13.0% in 2001.

0.6% of this growth in Street Furniture advertising revenues resulted from acquisitions, the Vienna bus shelter contract having been consolidated as of 1 April 2001, following our joint venture with Gewista.

Organic growth in Street Furniture advertising revenues was 5.5%. This growth resulted from price increases and variances in occupancy rates from existing advertising contracts, from additional advertising faces installed at the time of contract renewal (in Liège and Saragossa, especially), from the continued commercial ramp-up recent contracts (shopping malls in the United States and Portugal, Salvador de Bahia and Montevideo in South America, Melbourne in Australia), and from the start of newly won contracts (Los Angeles in the United States, Alicante and Mostoles in Spain).

In 2002, rate increases exceeded 5% in France, Germany, the Netherlands, and Belgium and were generally in line with inflation in most other European countries. In 2001, rate increases had exceeded 5% in most European countries and had reached 10% in France and Spain.

In 2002, our occupancy rate was 80% in the Street Furniture business, excluding the advertising networks that are ramping up commercially in the Americas and Asia-Pacific, and 76% for our entire Street Furniture business. This latter occupancy rate was 85% in 2001. The five point decline in occupancy on our mature networks must be analysed in view of the Group's decision to maintain or increase pricing despite a very difficult advertising market. In countries such as France and Germany, where the Street Furniture medium is well established, the occupancy rate reached 85% to 90% in 2002.

REVENUES FROM THE SALE, RENTAL, AND MAINTENANCE OF STREET FURNITURE

Revenues from the sale, rental, and maintenance of street furniture grew by 4.0% in 2002, after having declined by 5.4% in 2001. There was significant growth in street furniture sales and maintenance services to local communities in 2002, mainly in France. Street furniture rental in France (mainly shelters, automatic toilets, and electronic bulletin boards) continued to decline, as certain contracts were not renewed or were renewed at lower rates.

TOTAL REVENUES

Total Street Furniture revenues grew from €725.8 million in 2000 to €798.2 million in 2001 and to €840.3 million in 2002, representing an annual increase of 10.0% in 2001 and 5.3% in 2002, respectively. Given the difficult advertising market environment, this solid performance demonstrated the increasing success of street furniture as an advertising medium.

France continued to grow and remained our largest Street Furniture market in 2002, albeit at a slower rate than our revenues generated outside France. In the United States, the Group recorded excellent sales growth in 2002, including in its shopping mall advertising business. In Europe, our business remained steady in Germany, and growth was particularly strong in the United Kingdom, Belgium, the Netherlands, and Sweden.

EBITDA

Our Street Furniture EBITDA, which amounted to €340.3 million in 2002 compared to €306.5 million in 2001 and €293.8 million in 2000, grew by 11.0% in 2002 after having grown by 4.3% in 2001.

Our EBITDA margin represented 40.5% of Street Furniture revenues in 2002, compared to 38.4% in 2001 and 40.5% in 2000. This high EBITDA margin, compared to our other businesses, is due mainly to the fact that a significant part of the costs generated by our Street Furniture operations consists of depreciation of capital expenditures. Including depreciation and amortisation costs, operating income from our Street Furniture operations amounted to 22.5% of our Street Furniture revenues, compared to 21.1% in 2001 and 24.8% in 2000.

The significant growth in EBITDA margin for Street Furniture in 2002 was due to an excellent business performance, with a 5.3% organic revenue growth, to the take-off of sales in US shopping malls, and to the operating cost reduction program, which generated nearly €12.8 million in cost savings from mature operations in the Street Furniture segment alone. This reduction in operating costs was significantly greater than the increase in fees paid to cities as a result of recently-won contracts.

The development of our Street Furniture operations in the United States, South America, Korea, and Japan, continues to put pressure on our EBITDA as development costs, including for the set-up of technical, administrative, and commercial structures, still exceed the revenues currently generated, as these businesses continue to ramp-up commercially. Excluding the start-up costs of such operations, our Street Furniture EBITDA margin was 44.0% in 2002, compared to 43.2% in 2001.

Countries that contributed most to EBITDA growth in 2002 were the United States, with strong growth in shopping malls and significant operating cost reductions, as well as France, the United Kingdom, Germany, and Sweden, which combined revenue growth and cost control.

Billboard

REVENUES

Billboard revenues were €442.6 million in 2002, compared to €411.4 million in 2001 and €384.1 million in 2000, representing growth of 7.6% in 2002, having grown by 7.1% in 2001.

The Group has operated its Billboard business since june 1999, when it acquired Avenir. In 2001, we made several acquisitions and entered into joint ventures which enabled us to strengthen our competitive positions in Billboard and to become n°1 in Europe in terms of number of faces. In early 2001, we acquired a majority stake in Red, the leading billboard company in Portugal and, in April 2001, we created a joint venture with Gewista, the leader in outdoor advertising in Austria and a significant player in Central Europe. In 2002, JCDecaux and Affichage Holding SA entered into an agreement to strengthen their relationship in Central Europe and to accelerate the development of our business in Hungary and in the Balkans. Through our Austrian subsidiary Gewista, we also acquired the outstanding minority interests in its outdoor advertising subsidiaries in the Czech Republic and Slovakia. The transactions completed in 2001 accounted for 4.9% of the growth in Billboard revenues in 2002.

Excluding acquisitions and adjusting for currency, organic Billboard revenues grew by 2.8% in 2002. In an unfavorable economic environment, this performance reflects the significant improvement in our Billboard activities since 2001, a year when Billboard organic revenues declined by 8.5%. Our business also benefited from modernisation investments made during the last two years, especially in France and the United Kingdom, as well as from consolidation in the sector. The markets that contributed most significantly to 2002 revenue growth were the United Kingdom, Ireland, Spain, Croatia, and the Czech Republic.

The Billboard business also includes a neon sign advertising business. Revenues from neon sign advertising totaled €11.2 million in 2002, an increase of 12.9% compared to 2001. The contribution of this activity to total consolidated revenues remained marginal.

EBITDA

Billboard EBITDA, which was €55.4 million in 2002, compared to €47.8 million in 2001 and €66.5 million in 2000, grew by 15.8% in 2002, after having declined by 28.1% in 2001. Billboard EBITDA margin represented 12.5% of revenues in 2002, compared to 11.6% in 2001 and 17.3% in 2000.

The variations in EBITDA margin, a significant decline in 2001 followed by a significant improvement in 2002, are mainly due to the changes in pricing. In 2001, the degradation of the advertising market generated considerable competitive pressure on Billboard advertising prices, which negatively impacted EBITDA margins when rents, essentially fixed charges, nevertheless increased as a result of inflation. In 2002, despite continued difficulties in the market, this situation improved markedly and margins increased compared to 2001, though not recovering to the levels recorded in 2000. Operating costs, excluding rents, were reduced by €1.1 million. Revenue per panel improved as a result of higher quality panels, following the upgrade of our billboard estate due to the significant investment program undertaken since 2000, and of rate optimization ("yield management"). Our leading position in Europe in Billboard and Street Furniture also enabled us to reach pan-European, multi-format commercial alliances with some of our major international clients.

Transport

REVENUES

Transport advertising revenues were €294.8 million in 2002, compared to €333.6 million in 2001 and €307.1 million in 2000, which represented a decline of 11.6% in 2002, compared to a growth of 8.6% in 2001.

Acquisitions made in 2001 had a positive impact on Transport revenues in 2002, contributing to 2002 revenues for a full year, whereas they only contributed to 2001 revenues for part of the year. These include the joint venture entered into in July 2001 with IGP, which made us the leader in the Italian transport advertising market (including the Rome and Milan metro systems, the Milan airports, and bus contracts in the largest Italian cities) and the joint venture with Gewista, effective April 1, 2001, which holds the interactive advertising contract for the Vienna metro.

Excluding acquisitions and adjusting for currency, Transport revenues declined by 13.0% in 2002, after having declined by 1.5% in 2001. Transport advertising continues to be impacted by difficult market conditions in the airport advertising sector, following the tragic events of September 11, 2001 in the United States and reflecting the difficulties in the computer, telecommunications, consulting, financial services and travel industries, all of which are key advertisers in airports.

The non-renewal, in January 2002, of the advertising contract for Air France's inflight magazines, held by RCI, also negatively impacted Transport revenues in 2002. Excluding the non-renewal of this contract, the decline in organic Transport revenues was 6.7%.

This drop in revenues affected all geographic areas, except for some European countries, such as Spain, Sweden, Portugal, and Poland, where passenger traffic was less affected by the events of September 11. The renewal of the advertising concession for the Portuguese airports, as well as our success in winning the concession for the Stockholm airport in 2001, also enabled us to increase the number of advertising faces in 2002, improving revenue growth in these countries.

EBITDA

Transport EBITDA was €9.6 million in 2002, compared to €23.1 million in 2001 and €27.6 million in 2000, representing respective decreases of 58.4% in 2002 and 16.5% in 2001. The Transport EBITDA margin amounted to 3.3% of revenues in 2002, compared to 6.9% in 2001, and 9.0% in 2000.

The decrease in Transport EBITDA was due to the decrease in revenues, which very strongly impacted gross margin after revenue sharing commissions were paid to concession grantors. These commissions did not decrease in the same proportion as revenues, because minimum commissions are often paid to airports and other transport authorities under concession agreements. Nevertheless, the Company generated savings of €6.7 million in operating costs, excluding revenue sharing fees, in its Transport operations, as it endeavored, among other things, to implement synergies with its other operations, which enabled us to limit the decline in EBITDA from 2001.

Operating Income

In 2002, our operating income was €211.2 million, compared to €201.1 million in 2001 and €237.8 million in 2000. Operating income represented 13.4% of revenues in 2002, compared to 13.0% in 2001 and 16.8% in 2000.

The 5% increase in operating income in 2002, compared to 2001, was due to a €28.0 million improvement in EBITDA, which was greater than the increase in depreciation and amortisation charges over the period (+ €17.9 million in 2002).

In 2002, EBITDA grew by €33.8 million in Street Furniture and by €7.6 million in Billboard, but declined by €13.5 million in Transport. EBITDA growth by activity is principally linked to revenue growth, positive for Street Furniture and Billboard, but negative for Transport.

Our depreciation and amortisation charges were €147.7 million in 2000, €176.2 million in 2001, and €194.1 million in 2002. These increases resulted principally from capital expenditures relating to new street furniture concessions. Depreciation and amortisation charges and provisions for the Street Furniture business grew by €13.3 million in 2002, while Billboard and Transport, which require proportionally lower capital expenditures, increased by €2.8 million and €1.8 million, respectively.

Net Financial Result

In 2002, our net financial result was €(36.7) million, an improvement of €16.4 million as compared to 2001. It consisted of net interest expense of €(36.1) million, foreign exchange losses of €(0.2) million, and other items amounting to €(0.4) million.

The improvement in net financial result was due to (i) a reduction in our average net debt in 2002, compared to 2001, following our Initial Public Offering on the *Premier Marché* of Euronext Paris in June 2001, and (ii) the significant improvement in free cash flow in 2002. It was also due, to a lesser extent, to a reduction in EURIBOR rates. As of December 31, 2002, our net debt amounted to €613.2 million (compared to €733.5 million as of December 31, 2001, and €1,218.2 million as of December 31, 2000), and the average net debt for 2002 was €701.2 million. Given this level of net debt in 2002, the net interest charges corresponded to a cost of funding of 5.2%. The cost of our gross debt was 4.62%, based on gross financial charges, corrected for financial discounts and including differentials in interest rates related to currency swaps.

Extraordinary Income/Loss

In 2002, we recorded an extraordinary loss of €2.7 million. This included, in particular, a capital loss of €1.9 million on the sale of our interest in Recruit Holding (Hong Kong).

Income Taxes
In 2002, consolidated income taxes were €70.2 million, compared to €49.8 million in 2001 and €95.0 million in 2000.

The effective tax rate after depreciation and amortisation of goodwill and taking into consideration the earnings of equity affiliates was 40.8% in 2002, compared to 35% in 2001 and 53.1% in 2000. The 2002 effective tax rate was impacted by the depreciation of deferred tax assets resulting from net operating losses of certain subsidiaries, principally U.S. subsidiaries, JCDecaux Uruguay, JCDecaux Singapore, JCDecaux Norge AS, Avenir Spain, and Denmark. Beginning January 1, 2002, a tax consolidation group was formed in France, with JCDecaux SA as the head of the group.

In 2001, the decrease in the effective tax rate was due mainly to the operational and legal reorganisation of our business in the U.S., which made it possible to recognise deferred taxes on the losses for this portion of our business.

Goodwill Amortisation
Goodwill amortisation was €63.7 million in 2002, compared to €70.9 million in 2001 and €49.7 million in 2000.

The reduction of €7.2 million in amortisation charge in 2002 was primarily due to the surplus of amortisation recorded as an extraordinary item in 2001 for our subsidiary RCI, for an amount of €5.8 million and in respect of our U.S. companies, for an amount of €4.2 million. This €10 million reduction was partially offset by additional charges for goodwill resulting from acquisitions. The main additional goodwill charges in 2002 amounted to €0.7 million for JCD Portugal, €0.3 million for Xpomera (Sweden), €0.3 million for Klett (Germany), €0.2 millions for Publiflor (Italy), and €0.2 million for Unicom (Netherlands). Goodwill for IGP (Italy) was amortised over 12 months in 2002, as opposed to 6 months in 2001, resulting in an additional charge of €1.1 million in 2002.

As of December 31, 2002, our review of net asset values did not result in any impairment charge. The increase of €21.2 million in the amortisation charge for 2001 was mainly due to the goodwill amortisation relating to the Gewista operation, for an amount of €5.8 million, and the IGP operation, for an amount of €1.1 million. In addition, amortisation charges recorded for the main acquisitions in 2001 were €0.5 million for JCDecaux AS (Norway), €0.4 million for Red Portugal, €0.4 million for Media Frankfurt (Germany), €0.3 million for Planigrama (Spain), €0.2 million for Placa (Portugal), and €0.09 million for Xpomera (Sweden). The amortisation charge was impacted by an extraordinary charge of €5.8 million for RCI resulting from the termination of its in-flight magazine advertising contract with Air France, as of December 31, 2001, as well as an extraordinary charge of €4.2 million corresponding to the residual value, as of December 31, 2001, of capital gains attributable to American companies recorded in 2000 following the contribution of minority interests.

Net Income
Our net income (group share) was €26.0 million in 2002, compared to €10.2 million in 2001 and €20.4 million in 2000. The increase in net income in 2002 was mainly due to an increase in operating income and net improvement in the financial result. The decrease in net income in 2001 was mainly due to an increase in goodwill amortisation charges and a decrease in operating income, which was only partially offset by a decrease in income taxes.

Income attributable to minority interests was €18.7 million in 2000, €18.4 million in 2001, and €17.5 million in 2002, respectively. These minority interests are principally interests held by our partners, mostly in our Street Furniture activities. Net income before goodwill amortisation and minority interests was €88.8 million in 2000, €99.5 million in 2001, and €107.2 million in 2002.

CASH FLOWS

Introduction
We generate substantial cash flows from our operations, which enables us to self-finance our organic growth. In 2002, such operating cash flows enabled us to reduce our net debt by €120.3 million to €613.2 million as of December 31, 2002. We believe that the existence of acquisition opportunities and, to a lesser extent, the acceleration of our organic growth, could lead to an increase in our net debt or in our equity.

Operating Cash Flows
Our net cash provided by operating activities in 2002 was €324.5 million, compared to €229.5 million in 2001, and €139.3 million in 2000.

Our cash flows amounted to €300.3 million and consisted principally of our net income of €43.5 million, increased by our amortisation and depreciation charges of €261.8 million and reduced by a change in deferred taxes of €10.3 million. The reduction by €24.2 million of our working capital requirements was mainly related to inventories, which changed by €20.6 million during fiscal year 2002.

Investing Activities
Our net cash used in investing activities in 2002 amounted to €(188.6) million, consisting of €(156.6) million for net capital expenditures for tangible and intangible assets, €(49.9) million for acquiring financial assets, €(1.8) million for acquisition of other financial assets, €19.6 million for sale of financial assets, and €0.1 million for fluctuations in receivables and payables on assets.

Gross capital expenditures for tangible and intangible assets amounted to €(166.7) million, relating to acquisitions, which were offset by €10.1 million in cash from disposals.

In 2001, gross capital expenditures for tangible and intangible assets amounted to €(286.9) million, relating to acquisitions, which were offset by €34.8 million in cash from disposals.

Our acquisitions of tangible and intangible assets included €(115.8) million in new street furniture and billboards, €(22.2 million) for spare parts, and €(28.7 million) in general investments, consisting mainly of tooling, vehicles, equipment, computer software, furniture, and structures. All of these items showed sharp reductions compared to 2001, when expenditures for new street furniture and billboards were €(199 million), €(25.4) million for spare parts, and €(62.5) million for general investments.

In 2002, Street Furniture activities represented €(125.0) million or 75% of our capital expenditures. This amount was significantly lower than the €(220) million recorded in 2001, reflecting an increased selectivity with respect to investment projects and the deferral to 2003 of capital expenditures linked to significant projects (Los Angeles, clocks for Madrid). General expenditures also showed a significant decline as a result of cost reductions and the completion of our real estate programs back in 2001 (optimisation of the Plaisir facility, new corporate offices in London and Madrid, renovation of offices in France following the absorption of Avenir).

In 2002, capital expenditures relating to Billboard amounted to €(30.5) million, compared to €(54.7) million in 2001. This reduction was due to the completion of the modernization program for our billboard network.

Capital expenditures for Transport were €(11.2) million in 2002, compared to €(12.2) million in 2001.

Our financial investments, which amounted to €(49.9) million, consisted largely of our purchase of outstanding minority interests in the amount of €39.5 million, and €10.4 million in strategic investments.

We acquired 50% of Univier Communications BV in the Netherlands, a holding company that owns assets in Baltic countries (Lithuania, Estonia, Latvia) and the remaining 51% interest in Planigrama (Spain), bringing our ownership of that company to 100%.

We also repurchased 200,000 of our own shares for €2.1 million in 2002.

Sales of financial assets amounting to €19.6 million included €11.4 million of exchange gains on intercompany financial assets held in non-Euro currencies (€7.4 million for the United States), €1.2 million on sales of shares, €4.0 million in loan repayments, and €3.0 million in terminations of fixed-term deposits (Planigrama).

Financing Activities

Net cash flow from financing activities amounted to €(175.8) million in 2002.

Indebtedness

Our indebtedness declined by €163.5 million in 2002, due to loan repayments for an amount of €202.1 million and refinancing for an amount of €38.6 million.

The main repayments were in France (€179.3 million, including €174.1 million for JCDecaux SA), United Kingdom (€5 million), the Czech Republic (€4.6 million), Austria (€3.1 million), Australia (€2.9 million), and Spain (€2.5 million).

New loans were negotiated mainly in Austria (€20.9 million for Gewista), Belgium (€5.5 million), Chile (€3.2 million), and Thailand (€3.4 million).

Shareholders' Equity and Dividends

JCDecaux SA did not pay out any dividend in 2002.

In 2002, some of our subsidiaries in which there are minority interest holders paid out a total amount of €12.3 million in dividends.

FINANCIAL MANAGEMENT

Liquidity and Financing Risk

We did not carry any net debt until the acquisition of Avenir, in 1999. As of December 31, 2002, our net debt amounted to €613.2 million. We also had cash and cash equivalents of €132.7 million and confirmed available credit lines for an amount of €502 million. As of December 31, 2002, our debt to equity ratio amounted to 46.5%.

Our long-term debt has been rated by Moody's and Standard & Poor's since the summer of 2000. Our present investment grade ratings are Baa2 and BBB, respectively, with a stable outlook.

As of December 31, 2002, the total amount of our medium and long term borrowings was €745 million, most of which was held by JCDecaux SA (15% was held by subsidiaries), as our policy is to centralise the financing activity at the parent-company level. However, we may have certain subsidiaries take out third-party loans, under specific circumstances as (i) in an unfavorable local tax or exchange rate situation (withholding taxes, on-shore and off-shore interest rate conditions, etc.), (ii) in the case of not wholly-owned subsidiaries, (iii) for historical reasons (loans taken out prior to the acquisition of a subsidiary).

Presently our main source of financing is our 2000 syndicated credit facility that matures in 2005. Our objectives are (i) to refinance part of our present debt prior to such maturity, (ii) lengthen the average maturity of our borrowings; and (iii) diversify our sources of financing. With this objective in mind, we implemented, among other things, a Euro Medium Term Notes program in October 2002. As of December 31, 2002, no issue had been made under this program.

Principal Terms of the Syndicated Credit Facility

Our syndicated credit facility consists of two tranches, an "A" tranche of €871 million, available upon signature, repayable in six month installments until September 2005, and a "B" tranche, in the form of a credit facility of €502 million, which is fully due and repayable in September 2005. As of December 31, 2002, outstanding amount under the credit facility was €631 million out of a total capacity of €1,133 million, for an available amount of €502 million.

Our syndicated credit facility bears interest at a rate equal to EURIBOR (LIBOR for borrowings in currencies other than Euros) plus a variable margin of 0.40% to 1.50%, depending upon the credit rating of our company at the time of drawdown or renewal. On the basis of our credit ratings in 2002, the margin is 0.60%.

Our syndicated credit facility must rank at least *pari passu* with other unsecured, unsubordinated debts.

The credit agreement contains various restrictive covenants that limit our ability, among other things, to:

- create liens on assets,
- issue guarantees, or
- extend credit, except, in each case, in the ordinary course of business and subject to certain exceptions, and
- pay dividends greater than 30% of consolidated net income for the fiscal year involved.

We must also:

- hedge a minimum of 30% of our total variable interest debt against short term interest rate increases and,
- limit our business activities to those which we currently undertake in the ordinary course of our outdoor advertising business.

The credit agreement also contains financial covenants that require us to maintain our interest coverage ratio (consolidated EBITDA / consolidated net interest expense) above 5 to 1 and our consolidated net debt coverage ratio (consolidated net indebtedness / consolidated EBITDA) below 3.5 to 1. Failure to satisfy these ratios would be an event of default that may result in the accelerated maturity of our debt. As of December 31, 2002, we were in compliance with both these criteria, with an interest coverage ratio of 11.2 and consolidated net debt coverage ratio of 1.5.

In addition, our lenders can require us to pay back all of the borrowings under the credit agreement if:

- the Decaux family no longer holds more than 50% of the capital and voting rights of JCDecaux Holding, or
- JCDecaux Holding no longer holds more than 50% of the capital and voting rights of JCDecaux SA.

Interest Rate Risk

Nearly all of our outstanding loans bear interest at variable rates. To minimize our exposure to an increase in short term interest rates and to comply with our obligations under the syndicated credit facility discussed above, we have negotiated firm hedges (interest rate swaps, etc.) and optionnal hedges (purchase of caps and tunnels, etc.). Our hedging portfolio, including its market value and its impact on the underlying positions, is described in the notes to the consolidated financial statements in paragraph 4.1, page 64.

Foreign Exchange Rate Risk

Although the majority of our business is conducted in countries in the European Monetary Union, we have significant operations in countries outside of this zone. As a result, our income could be subject to variations in currency exchange rates.

The principal sources of foreign exchange rate risk relate to:

- *commercial transactions:* Since we enter into advertising contracts in the local currency of our foreign subsidiaries, the exchange rate risk is limited in most cases to purchases of materials and services, which are mainly intercompany transactions.
- *financial transactions:* This risk is also limited, since we take out loans in the local currency of our foreign subsidiaries. It is concentrated at the level of JCDecaux SA, as it is in connection with the refinancing and the recycling of the excess cash position activities with its foreign subsidiaries.

To hedge the commercial foreign exchange rate risk, we implement basic hedging strategies, consisting of short-term forward currency purchases and sales and put and call options, for amounts determined periodically by our management. To manage the financial foreign exchange rate risk, we enter into currency swaps. Our hedging portfolio, including its market value, is described in the notes to the consolidated financial statements, paragraph 4.1, page 64.

As of December 31, 2002, we believe that both commercial and financial foreign exchange rate risks were hedged. As a result, our operating income and financial condition should not be materially affected by a change in foreign exchange rates.

We do not engage in derivative transactions for purposes other than hedging our interest rate and foreign exchange exposure.

Risk Related to Short-Term Investments

To get interest income from our excess cash positions, we may invest in money-market instruments (SICAV and FCP investments, certificates of deposit from first-tier banks and short-term treasuries). These financial instruments are short-term, bear interest based on a money-market index and are liquid. The notes to the consolidated financial statements (paragraph 1.12, page 52) set forth the accounting methods used to valuate those short term investments and describe the total amount of such investments that we hold (page 59). We do not hold shares or other negotiable instruments except for shares of companies of the Group, marketable securities and treasury shares. As a result, we consider that the risk of financial loss on our portfolio of short term investments is very low.

Off-Balance Sheet Items

Most of the undertakings given by our Company in respect of securities, referred to in the notes to consolidated financial statements, correspond to put options granted to third parties that relate to their interests in billboard joint ventures in Europe. Undertakings received in respect of securities, referred to in the notes to the consolidated financial statements, correspond to pre-emption rights (on the same financial terms) in respect of the same interests mentioned above and, for certain, call options. The notes to the consolidated financial statements (paragraph 4.2, page 64) describe all material off-balance sheet items.

2. RECENT DEVELOPMENTS AND OUTLOOK

RECENT DEVELOPMENTS

Ongoing Operations

Given the nature of our business, the first months of the year are generally weaker in terms of business activity and revenues for us. In the first few months of operations in 2003, the difficult advertising environment contributed to reinforcing this seasonality.

In February 2003, Europlakat International, a joint venture subsidiary with Affichage Holding in Central Europe, acquired control of Alma Quattro, the leading outdoor advertising company in Serbia-Montenegro. Alma Quattro, among other things, operates more than 600 advertising panels in Belgrade.

Outlook for 2003

2003 will be challenging and it remains difficult to predict the outcome for the full year given the current uncertainties. Nonetheless, we expect to deliver positive organic growth (adjusted for currency) in revenues in the first quarter of 2003, despite slightly negative growth in Street Furniture, reflecting lower rate increases and the fact that the large contracts recently won will not start generating significant revenues until 2004.
However, we remain confident that, if market conditions do not deteriorate further, we can achieve organic growth of around 2% in Street Furniture for the full year 2003.

Our Strategy

Our objective is to be the leading global one-stop shop for outdoor advertising, with the most attractive portfolio of advertising space to offer to our advertisers. To achieve this objective, we intend to continue to expand our already strong advertising network in the most attractive locations worldwide and to implement an operating strategy designed to achieve the best yield from our network. We believe that our strategy will allow us to exploit the position of outdoor advertising as the only remaining mass marketing medium.

We intend to achieve our strategy principally by:

Expanding our Network

We are expanding our network of premium quality street furniture, billboard, and transport advertising spaces in the most attractive locations. We seek to have the most attractive international advertising network to offer our advertisers by:

- targeting the largest and most important cities in the countries where we operate and using our position in these cities to develop strong national networks;
- using our wide range of premium street furniture designs and reputation for scrupulous maintenance to appeal to the municipalities that grant concessions;
- seeking long-term street furniture contracts enabling us to invest in high-quality products that provide a premium showcase for our advertisers;
- using proprietary market research tools such as Geo-Logic to determine the optimal location for our billboard panels;
- developing a comprehensive pan-European presence in each of our principal business activities, including a presence in Street Furniture, Billboard, and Transport in each of our principal cities;
- participating in the ongoing consolidation of the European outdoor advertising market.

Exploiting Acquisition Opportunities
We believe that our operating philosophy and the strength of our network provide significant advantages that allow us to take advantage of acquisition opportunities to enter new markets, expand in cities where contracts have already been awarded, or complete our product offerings. We have already developed a track record for successfully integrating acquired companies in countries such as Sweden, the Netherlands, Germany, Austria, and Portugal and have effectively applied our experience to substantially complete our integration of Avenir in France and to co-ordinate further our business activities in other countries, as in the case of Gewista in Austria, and the case of IGP in Italy. The main elements of our acquisition strategy include:

- acquiring or establishing partnership arrangements with companies occupying positions of quality in their market,

- our experience in partnership arrangements makes us attractive to the many family businesses in the European outdoor advertising market;

- capitalise on our resources: products, operating expertise, marketing strength, to develop and maximise these new markets,

- developing complete product offerings around our acquisition targets that allow us to enhance the profitability of the companies we acquire and develop our presence in the geographic markets of those companies;

- taking advantage of opportunities to reduce costs through shared research and development, merging sales forces where appropriate, and extending our central purchasing operations to our acquired companies;

- taking advantage of our new status as a listed company to use our shares as acquisition currency where appropriate.

Exploiting the Potential of our Network
We exploit the potential of our network by combining our long-standing experience in the outdoor advertising market with our multiple products, sophisticated marketing techniques, and international network.

In particular we achieve this result by:

- increasingly offering packages of Street Furniture, Billboard, and Transport advertising that are fully coordinated as to campaign duration and location, which advertisers would have difficulty achieving in the absence of a single, integrated provider. Such packages include products combining different structures and countries;

- maintaining control over the location of our street furniture advertising spaces in the cities where we operate, so that we can use our experience and know-how to give advertisers the greatest visibility in the most prestigious locations;

- maintaining a uniformly high quality product offering throughout our network, as well as a pricing policy that reflects the premium quality products that we offer. The quality of our panels has been consistently affirmed by independent audience measurement agencies such as POSTAR in the United Kingdom. Avenir, together with Carat Expert, also tested the actual impact of two of its advertising campaigns, one for an advertiser in the alcohol industry, in January, and another for an advertiser in the coffee industry, in May. The campaigns were done in two cities of comparable size in terms of population, with the same advertisements displayed on 100% fixed panels in one city and 100% scrolling panels in another. These two campaigns, which had equivalent reach in terms of audience and GRP, were displayed between January 16 and 23, 2001, and May 22 and 28, 2001 respectively. The results show that, with equally positioned brands, particularly in terms of market penetration, the type of panels (fixed or scrolling) and format ($8m^2$ or $12m^2$) have no effect on the various criteria of impact (recognition, attribution, approval) of an advertising campaign;

- conducting sophisticated socio-demographic analyses of the audiences reached by our network, enabling us to offer our advertisers packages that target the specific audiences that they wish to reach;

- applying successful street furniture concepts such as state-of-the-art design and integration of service applications to enhance the quality of advertising in areas such as Transport and in shopping malls;

- re-launching Billboard advertising as a higher quality advertising medium through incorporation of successful street furniture concepts, such as scrolling posters and back-illumination.

3. INVESTMENT STRATEGY

PRINCIPAL COMPLETED INVESTMENTS

Most of our capital expenditures relate to the construction and installation of street furniture and advertising panels in connection with new contracts, as well as recurring investments necessary for our ongoing business operations (vehicles, computers, office furniture and buildings).

In 2002, we spent €115.8 million on new street furniture concessions, such as those in the metro in Santiago in Chile, the cities of Bangkok in Thailand, Alicante and Mostoles in Spain, Melbourne in Australia, as well as renewing concessions which were arriving at their term (Saragossa, Liège, Quimper) and maximising our network of panels. We spent €28.7 million on general investments (renovating offices, tools, vehicles and computer software programs) and spent €22.2 million to maintain our existing advertising network. In 2001, the amounts of these investments were €199 million, €62.5 million, and €25.4 million, respectively. In 2000, investments in assets (new concessions, renewals, and optimising our current network) amounted to €180.4 million. General investments amounted to €52.0 million, and investments to maintain our existing network totaled €23.0 million.

PRINCIPAL FUTURE INVESTMENTS

Investments in 2003 will be strongly concentrated in developing street furniture concessions, either in connection with new contracts we have won (Los Angeles and Chicago in the United States, Vancouver in Canada, Leicester in the United Kingdom, Naples in Italy, Cordoba in Spain, Oslo in Norway, bicycle racks in Copenhagen in Denmark), or in connection with contract renewals (Gijon and electronic clocks in Madrid in Spain and La Rochelle, Arras, and Grenoble in France).

BALANCE SHEET
(AS OF DECEMBER 31, 2002, 2001 AND 2000)

ASSETS

In million euros	12/31/02	12/31/01	12/31/00
Intangible assets (net)	**33.1**	36.2	27.5
Goodwill (net)	**1,080.0**	1,105.3	1,039.4
Tangible assets (net)	**722.3**	773.2	613.4
Investments (net)	**79.8**	87.3	93.7
Fixed assets	**1,915.2**	**2,002.0**	**1,774.0**
Inventories (net)	**92.6**	113.4	95.4
Trade receivables (net)	**403.1**	409.8	389.6
Others receivables (net)	**126.7**	152.2	180.1
Marketable securities (net)	**82.4**	141.1	27.8
Cash	**80.0**	52.6	50.1
Deferred tax assets (net)	**29.7**	46.4	23.6
Current assets	**814.5**	**915.5**	**766.6**
Total assets	**2,729.7**	**2,917.5**	**2,540.6**

LIABILITIES AND EQUITY

In million euros	12/31/02	12/31/01	12/31/00
Shareholders' equity			
Capital	**3.4**	3.4	2.7
Share premium	**923.2**	923.2	244.2
Legal reserve	**0.3**	0.3	0.3
Consolidated reserves / Group share	**360.5**	384.8	356.3
Current year net income / Group share	**26.0**	10.2	20.4
Shareholders' equity / Group share	1,313.4	1,321.9	623.9
Minority interests	**64.2**	68.8	47.5
Provisions for risks and contingencies	82.6	83.4	73.1
Deferred tax liabilities	20.7	27.4	29.7
Liabilities			
Bank borrowings	**737.7**	896.5	1,278.5
Miscellaneous loans and financial debts	**8.3**	12.2	9.4
Trade payables	**159.1**	188.1	201.3
Other liabilities	**314.0**	300.7	269.0
Bank overdrafts	**29.7**	18.5	8.2
Liabilities	1,248.8	1,416.0	1,766.4
Total liabilities and shareholders' equity	2,729.7	2,917.5	2,540.6

FINANCIAL STATEMENTS

INCOME STATEMENT

In million euros	2002	2001	2000
Net revenues	1,577.7	1,543.2	1,417.1
Operating expenses excluding depreciation charges and provisions	**(1,172.4)**	(1,165.9)	(1,031.6)
EBITDA [1]	405.3	377.3	385.5
Depreciation charges and provision (net)	**(194.1)**	(176.2)	(147.7)
Operating income	211.2	201.1	237.8
Net financial income (loss)	(36.7)	(53.1)	(61.3)
Income from recurring operations	174.5	148.0	176.5
Non-recurring income/(loss)	**(2.7)**	(5.8)	2.4
Income tax	**(70.2)**	(49.8)	(95.0)
Net income from consolidated companies before income from equity affiliates and amortisation of goodwill	101.6	92.4	83.9
Net income from equity affiliates	**5.6**	7.1	4.9
Amortisation of goodwill	**(63.7)**	(70.9)	(49.7)
Consolidated net income	43.5	28.6	39.1
Minority interests	**17.5**	18.4	18.7
Group share	26.0	10.2	20.4
Earnings per share (in euros) [2]	0.117	0.051	0.116
Earnings per share diluted (in euros) [2]	**0.115**	0.050	
Number (average) of shares [2]	**221,528,081**	201,470,353	172,117,733
Number (average) of shares (diluted) [2]	**225,627,199**	203,438,129	

(1) The Group measures the performance of business on the basis of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.
(2) After deduction of Treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT
(AS OF DECEMBER 31)

In million euros	2002	2001	2000
Net income (Group share)	**26.0**	10.2	20.4
Minority interests	**17.5**	18.4	18.7
Income from equity affiliates	**(5.5)**	(7.1)	(4.9)
Dividends received from equity affiliates	**4.3**	4.1	3.7
Employee profit sharing			4.3
Change in deferred tax	**(10.3)**	(47.9)	13.9
Effect of exchange rate fluctuations			(1.1)
Net amortisation & provision allowance	**261.8**	270.5	186.0
Capital (Gain/Loss)	**6.5**	(12.7)	(2.3)
Cash provided by operations	**300.3**	235.5	238.7
Change in working capital	**24.2**	(6.0)	(99.4)
Net cash provided by operating activities	**324.5**	229.5	139.3
Acquisitions of intangible assets	**(10.2)**	(12.6)	(18.8)
Acquisitions of tangible assets	**(156.5)**	(274.3)	(236.6)
Acquisitions of financial assets (long term investments)	**(49.9)**	(135.4)	(188.0)
Acquisitions of financial assets (others)	**(1.8)**	(9.1)	(23.5)
Change in payables on assets	**(3.8)**	(10.0)	(22.0)
Total Investments	**(222.2)**	(441.4)	(488.9)
Disposals of intangible assets	**0.0**	1.6	
Disposals of tangible assets	**10.1**	33.2	11.7
Disposals of financial assets (long term investments)	**1.2**		1.7
Disposals of financial assets (others)	**18.4**	4.4	5.0
Change in receivables on assets	**3.9**	(3.8)	2.0
Total Disposals of assets	**33.6**	35.4	20.4
Net cash (used for) provided by investing activities	**(188.6)**	(405.9)	(468.5)
Dividends paid	**(12.3)**	(14.6)	(35.1)
Reduction of capital			0.5
Repayment of debt	**(202.1)**	(408.3)	(980.7)
Cash inflow from financing activities	**(214.4)**	(422.9)	(1,015.3)
Increase in shareholders' equity	**0.0**	679.8	162.5
Increase in debt	**38.6**	25.1	1,199.5
Cash outflow from financing activities	**38.6**	704.9	1,362.0
Net cash (used in) provided by financing activities	**(175.8)**	282.0	346.7
Effect of exchange rates fluctuations	**(2.7)**	0.0	1.1
Cash of merged companies			(5.9)
Change in cash position	**(42.6)**	105.7	12.7
Cash position beginning of period	**175.3**	69.6	57.0
Cash position end of period	**132.7**	175.3	69.7

The impact of exchange rate fluctuations amounts to €3.1 million on the net cash provided by operating activities and to €10.6 million on the net cash used by investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MAJOR EVENTS OF THE YEAR 2002

In 2002, the Decaux Group carried out a series of purchases of shares held by minority shareholders, especially :
- In Germany, JCDecaux Deutschland purchased the company Klett Decaux's outstanding shares held by the Klett family,
- In Spain, the company Mobiliaro acquired an additional 51% shares from the company Planigrama,
- In Czeck and Slovakia Republics, through its Austrian subsidiary, the Decaux Group purchased, in October, 2002, the minority shares of two outdoor advertising companies managing the activities of billboard and advertisement in transport sector, especially in underground, tramway and bus stations in Prague.

The Group's most significant external growth in 2002 is the acquisition in May of the company Univier Communications BV by Europoster in the Nertherlands. Univier Communications BV owns assets in Baltic countries.

In May, 2002, JCDecaux and Affichage Holding strengthened their cooperation in Central Europe. In July, 2002, the company Gewista sold to Affichage Holding 1% of its shares in the company Europlakat International (EPI), changing its holding from 51% to 50%. Besides, JCDecaux has strenghtened its stake in companies of several countries in Central Europe.

During the year 2002, the Decaux Group reinforced its market share in Europe (Spain, Scandinavia, Italy, United Kingdom and France), in America (Los Angeles, Chicago, Canada, and Chile), and in Asia Pacific (Australia, Thaïland, South Korea and Hong Kong) by signing new contracts or renewing of the existing ones.
In the United States, on January 9th, 2002, Viacom Decaux LLC, a 50/50 joint-venture between Viacom Outdoor Advertising which is a subsidiary of Viacom Inc and JCDecaux in the USA, signed a contract of street furniture with the town of Los Angeles.

1. ACCOUNTING METHODS AND PRINCIPLES

1.1 CONSOLIDATION PRINCIPLES

General principles
The Group's consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

Change in accounting methods
Starting January 1, 2002, the Group changed its accounting methods subsequent to the first application of the CRC rule 2000-06 relating to liabilities.

The application of this new rule did not have a material impact on the consolidated balance sheet and income statement.

1.2 SCOPE AND METHODS OF CONSOLIDATION

The companies of the Group that are of significant size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

In million euros	Amount (absolute value) greater than
Revenues	0.8
Equity (Group Share)	1.5
Net Income (Group Share)	0.6

The aggregate of the non-consolidated companies is not significant.
The financial statements of companies under exclusive control are fully consolidated.
Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.
The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method.

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All the significant transactions between Group companies fully consolidated are eliminated upon consolidation. The transactions with companies consolidated under the proportional method are eliminated at the percentage of integration.
Results within consolidated companies are also eliminated.

1.3 END OF THE FISCAL YEAR

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4 TRANSLATION OF FINANCIAL STATEMENTS PREPARED IN FOREIGN CURRENCY

Foreign subsidiaries' financial statements are translated on the following basis:
- year-end exchange rates, for balance sheet items, except for JCDecaux Argentina's balance sheet that was translated as of December, 2001 on the basis of the average rates of the three first days of quotation of the Peso in January 2002.
- average annual rates, for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in profit or loss as are the other exchange translation differences. This accounting treatment has been applied to the companies JCDecaux Uruguay and JCDecaux Salvador (Brazil).

1.5 INTANGIBLE ASSETS

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortised over their legal useful life.

Only significant, individualised and clearly identified software (such as ERP) are capitalised and amortised over a period of 5 years maximum. Other software is included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortised within the year they are recorded in the financial statements.

1.6 GOODWILL

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:
- positive or negative valuation discrepancies relating to certain identifiable balance-sheet items, and
- goodwill for the unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortised using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortisation allowances, by means of a provision.

1.7 TANGIBLE ASSETS

Tangible assets appear on the balance sheet at historical acquisition cost.

Depreciation allowances, determined according to homogeneous rules within the Group, are mainly calculated using the straight-line method over the following estimated useful lives:

Depreciation period

Tangible assets:

Buildings and constructions	10 to 20 years
Technical installations, tools and equipment (street furniture and billboards)	2 to 10 years

Other tangible assets:

Fixtures and fittings	5 to 10 years
Transport equipment	4 years
Office and computer equipment	3 years
Furniture	5 to 10 years

Street Furniture:

Street Furniture (Bus shelters, MUPIs–City Light Billboards, Seniors, Electronic Information Journals, Automatic Public Toilets, Morris Columns, etc.) is depreciated over a period of 7 to 10 years.

Billboards:

Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions. The main methods used are as follows:

Country	Depreciation Method
France	
Standard billboards	Declining balance over 4 years
Lighted trivisions	Straight-line 5 years
'Palissades' and lighting	Straight-line 2 years
Columns	Straight-line 5 years
United Kingdom	Straight-line 6 years
Italy	Straight-line 7 years
Belgium	Straight-line 3 to 6 years
Spain	Straight-line 7 to 10 years

1.8 EVALUATION OF THE TANGIBLE AND INTANGIBLE FIXED ASSETS AND OF THE GOODWILL

The valuation of assets above is re-examined, at the year-end, according to the prospects for future profitability to determine the need for a depreciation, by comparing the net book value of the assets and their fair value. This fair value is estimated at the level of each segment of activity (Billboard, Street Furniture, Transport), on the basis notably of the present value of future cash flows generated by these assets, their residual value, and the expected synergies at the Group's level. As at December 31, 2002, the review of the values of the assets did not result in exceptional amortisation or depreciation for loss in value.

1.9 INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES

This item consists of equity interests in companies which did not show any activity during the 2002 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.

Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realizable or going concern values assessed investment by investment become lower than their historical cost. The realizable and going concern values take into account the share in equity and the profitability prospects.

1.10 INVENTORIES

Inventories mainly consist of:
- Street furniture or billboards in kit form or partially assembled,
- Parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked for impairment, as needed, when as a result of business prospects, their realizable value is less than their book value.

1.11 PROVISIONS FOR BAD DEBT

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.12 MARKETABLE SECURITIES

Marketable securities are stated at the lower of cost and market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

The application of the rule no.99-02 regarding the revaluation of marketable securities would not have any significant effect compared to the historical values recorded.

1.13 RETIREMENT BENEFIT COMMITMENTS

Since 1995, the French companies of the JCDecaux Group have used an external pension management service which covers part of the accrued retirement benefits of their employees. The part not covered is being provided for.

Retirement benefit commitments of the Avenir division companies in France have undergone an actuarial evaluation and the corresponding provision is recorded as a liability on the balance sheet.

The retirement benefit commitments are calculated in France according to the "*Convention Nationale de la Publicité*" (Collective Bargaining Agreement for Advertising). Their calculation is established on the basis of several hypotheses of rates (inflation rates, rates of revaluation of wages, discounting rate, turnover).

In England, JCDecaux United Ltd (United Communications Group) holds a defined benefit scheme for some of its employees.

The Directors, having taken advice from their advisors, gave notice to the Trustees of the JCDecaux United (United Communications Group) Pension Scheme, that the Scheme was to be terminated in December 2002.

An accrual has been made in the Company's Accounts amounting to €6.4 million, which is the Director's best estimate, based on actuarial advice received, of the likely cost of meeting its Minimum Funding Requirement (MFR) of €3.8 million, plus other wind up costs that it may incur.
The MFR being the regulatory minimum standard that the Scheme must be funded to on wind up.

1.14 TURNOVER

Group turnover mainly consists in sales of advertising spaces on street furniture equipment, billboards and advertising in transport systems.

Turnover resulting from the sale of advertising spaces is recorded on a net basis after deduction of commercial rebate. For the billboard line of business and in some countries, commissions are paid by the Group to advertising agencies and buying groups when they are intermediaries between the Group and customers.These commissions are in this case deducted from the turnover. In agreements where the Group pays variable royalties or pays back a part of its advertising revenues to franchisers, the Group classifies gross advertising revenues as turnover and books royalties and the sales part repaid as operating charges.

1.15 NON-RECURRING INCOME / LOSS

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.16 CURRENT AND DEFERRED INCOME TAX

The Group records deferred tax resulting from timing differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent applicable tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.

The amount of deferred tax recorded results mainly from consolidation adjustments (standardisation of Group accounting principles and amortisation/depreciation periods for tangible and intangible assets), from timing differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.17 FINANCIAL INSTRUMENTS

Interests relating to swaps of rates, caps and floors contracted in order to hedge the risk of interest rate are included in the financial result. The premiums related to the caps and floors are recorded as deferred charges and are recorded in the accounts over the lifespan of the hedge contract. The fair market value of such instruments is subject to a specific disclosure within the Notes related to off-balance sheet commitments.

The latent profits and losses induced by the future exchange transactions, set up to cover the exchange rate risk, are taken into account in the financial result of the Group. They compensate for the latent losses or profits on the hedged elements

1.18 CAPITAL LEASES

Real estate capital lease agreements deemed individually significant are restated.

Fixed assets acquired under capital leases are recorded at cost at the inception of the lease. They are depreciated according to the same principles as if they had been purchased outright.

The corresponding long-term debt is recorded on the balance sheet and is considered to be a financial expense.

Only one agreement (that for the building of SNC Aguesseau) which fell within the scope of application of this principle ended during the 2001 fiscal year, as the Aguesseau building was sold in December 2001.

1.19 EARNINGS PER SHARE

Earnings per share are computed based on the weighted average number of shares excluding stock options.

The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted during the fiscal year. The weighted average number of own shares bought is deducted from the weighted average number of shares taken into account for the calculation of the ratio.

2. COMMENTS ON THE BALANCE SHEET

2.1 SCOPE OF CONSOLIDATION

The main changes that took place during the 2002 year are as follows:

Entries into the scope of consolidation
The companies Viacom Decaux (United-States), JCDecaux Chili (Chile) and IPDecaux (Korea), recently created, have been consolidated for the first time in 2002. The companies Viacom Decaux and IPDecaux are consolidated under proportional method, JCDecaux Chili is fully consolidated.

Ireland started an internal restructuring in 2002 leading to creation of a new company, JCDecaux Ireland (fully consolidated). JCDecaux Ireland South's net assets have been transferred to the new company and to JCDecaux Ireland North.

On May 14, 2002 the company Europoster acquired for €8.9 million, 50% of the company Univier Communications BV in the Netherlands. This company is accounted for under the equity method as at December 31, 2002.

Change in percentage of detention
JCDecaux Deutschland company acquired the remaining 50% in Klett company (Germany) in January 2002.

On January 31, 2002, IGP company acquired the remaining 50% in Publiflor (Italy). In April 2002, an agreement was signed for a merger by absorption of the subsidiary Publiflor into the subsidiary IGP Decaux Affichage (formerly JCDecaux Communicazione Exteriore) with retroactive effect as of January 1, 2002.

The Norvegian company JCDecaux AS acquired by JCDecaux Norge AS (formerly JCD Norge) in 2001, was merged into JCDecaux Norge AS with retroactive effect as of January 1, 2002 thanks to the repurchase of 1.43% from minorities.

On July 1, 2002, the company Gewista in Austria sold 1% of the company Europlakat International to Affichage Holding, thus its holding decreased from 51% to 50%. At the same date, Gewista acquired 100% of the company Aussenwerbung Tschechien in the Czeck Republic: 49% from the company DSM for a price of €4.9 million, and 51% from the company Europlakat International for a price of €3.6 million. The six companies of Czeck Republic (Aussenwerbung Tschechien, Europlakat Sp Sro, Europlakat Interweb, Europlakat Usti Nad Labem, Rencar Praha and Rencar Media), were consolidated following the proportional method in the first semester 2002 and were fully consolidated in the second semester.

Moreover, on the first of July, the company Europlakat International acquired 55% of the company Avenir Budapest in Hungary from Europoster BV for a price of €0.5 million and 60% of the company JCD Neonlight Budapest from JCD Publicité Lumineuse for a price of €0.8 million. As a consequence, these two Hungarian companies were consolidated in the second semester following the proportional method.

On November 6, 2002 the company Mobiliario Urbano took 51% of additional shares in the company Planigrama (Spain), for an acquisition price of €19.9 million. This operation changed the percentage of detention in the Planigrama company to 100%.

Mergers
In 2002, a merger agreement was signed to merge the company Dypsa (Spain) into the company Mobiliario Urbano, with retroactive effect as of January 1, 2002.

The Maxivisio company in Finland was absorbed by JCDecaux Finland on October 1, 2002.

On December 31, 2002, Avenir España was merged into JCDecaux España (formerly Avenir Centro).

2.2 GOODWILL

As of December 31, 2002, goodwill represented €1,310.3 million in gross value and its accumulated amortisation amounted to €230.3 million. The net book value of goodwill recorded in 2002, 2001 and 2000 breaks down as follows:

In million euros	12/31/02	12/31/01	12/31/00
MCPE (outdoor advertising) division	**623.0**	662.7	728.4
Goodwill arising from shares contributed by JCD Holding and minority shareholders in 2000	**124.3**	131.3	142.7
JCD Central Eastern Europe and its subsidiaries (Austria)	**155.7**	155.4	
Affichage Holding (Switzerland)			102.9
IGP (Italy)	**42.0**	44.2	
Planigrama (Spain) *	**17.0**	5.7	
Univier Communications BV (Netherlands)	**7.5**		
Others	**110.5**	106.0	65.4
Total	**1,080.0**	**1,105.3**	**1,039.4**

* *including €11.3 million concerning the complementary acquisition of 51% in 2002.*

The goodwill of the MCPE division amounted to €764 million in gross value and €141 million in accumulated amortisation as of December 31, 2002, compared to €764 million and €101 million as at December 31, 2001.

The variation of goodwill in 2002 breaks down as follows:

In million euros	
Net book value as of January 1st, 2002	**1,105.3**
New goodwill in gross value and change on consolidation scope	38.9
Info Screen Austria Ges. Mbh	0.4
Aussenw. Tschech. -Slow. Beteilig	5.0
Klett Decaux GmbH	6.4
Planigrama	11.7
IGP Decaux Affichage (Publiflor)	3.7
JCD Portugal	0.7
Univier Communications BV	7.7
Rencar Praha AS (Modification of % of integration)	3.4
Amortisation of goodwill	(63.7)
Exchange gains / losses	0.8
Others	(1.3)
Net book value as of December 31, 2002	**1,080.0**

2.3 TANGIBLE ASSETS

Breakdown by type of asset

In million euros	Gross value 12/31/02	Depreciation or provisions 12/31/02	Net value 12/31/02	Net value 12/31/01	Net value 12/31/00
Land	32.7	1.8	30.9	34.8	32.5
Buildings	78.3	40.4	37.9	38.3	48.3
Technical installations, tools and equipment	1,505.0	924.2	580.8	615.7	446.9
Other	224.0	162.0	62.0	65.7	71.6
Fixed assets in progress	10.5	0.3	10.2	16.6	12.4
Advances and deposits	0.5		0.5	2.1	1.7
Total	1,851.0	1,128.7	722.3	773.2	613.4

As of December 31, 2002 gross tangible assets amounted to €708 million in France and €1,143 million in foreign countries compared to €691.2 million and €1,108.2 million respectively as of December 31, 2001. As of December 31, 2002 gross tangible assets in foreign subsidiaries include notably €207.1 million in the UK, €133.5 million in Germany, €124.6 million in Spain, €97 million in Portugal and €90.9 million in Belgium.

The building under capital lease (SNC Aguesseau) was sold in December 2001. As of December 31, 2000, the gross value and the depreciation of the building under capital lease (SNC Aguesseau) amounted to €18.6 million and €10.0 million respectively. The gross value of the land under capital lease (SNC Aguesseau) was €5.2 million.

Changes in gross values

In million euros	Land	Building	Technical installation, tools and equipment	Others	Total
As of January 1, 2000	**29.1**	**82.0**	**937.1**	**197.1**	**1,245.3**
Changes in the consolidation scope			2.2	0.7	2.9
Acquisitions	1.1	8.9	142.3	60.2	212.5
Sales	(0.6)	(3.5)	(37.7)	(18.5)	(60.3)
Translation adjustments	(0.1)		(1.3)	0.6	(0.8)
Capitalized maintenance (opening)			78.7		78.7
Capitalized maintenance (2000 fiscal year)			24.1		24.1
Reclassifications	3.0	1.5	16.3	(22.8)	(2.0)
As of December 31, 2000	**32.5**	**88.9**	**1,161.7**	**217.3**	**1,500.4**
Changes in the consolidation scope	0.2	7.5	81.6	6.3	95.6
Capitalized maintenance (opening)			13.9		13.9
Capitalized maintenance (2001 fiscal year)			25.3		25.3
Acquisitions	2.2	5.6	200.2	41.0	249.0
Sales	(6.0)	(22.4)	(50.0)	(7.8)	(86.2)
Translation adjustments	0.5	0.2	3.9	1.2	5.8
Reclassifications [(1)]	5.4	(3.9)	15.9	(21.8)	(4.4)
As of December 31, 2001	**34.8**	**75.9**	**1,452.5**	**236.2**	**1,799.4**
Changes in the consolidation scope	0.0	0.0	7.3	1.2	8.5
Capitalized maintenance (opening)			22.2		22.2
Acquisitions	0.0	2.4	111.0	20.8	134.2
Sales	(0.4)	(2.5)	(50.1)	(11.3)	(64.3)
Translation adjustments	(1.8)	(0.4)	(42.9)	(4.5)	(49.6)
Reclassifications [(1)]	0.1	2.9	5.0	(7.4)	0.6
As of December 31, 2002	**32.7**	**78.3**	**1,505.0**	**235.0**	**1,851.0**

(1) The net impact of the reclassifications is not zero, as some reclassifications have an impact on other accounts in the balance sheet.

2.4 FINANCIAL INVESTMENTS

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

In million euros	12/31/02	12/31/01	12/31/00
Shares in equity affiliates	**49.2**	45.6	44.6
Shares in non-consolidated subsidiaries	**21.5**	24.0	29.1
Loans	**4.0**	6.6	15.7
Related receivables	**0.4**	3.9	0.9
Other investments	**4.7**	7.2	3.4
Total	**79.8**	**87.3**	**93.7**

The decrease of €7.5 million in investments between 2001 and 2002 is mainly related to the decrease in the marketable securities in Planigrama for €3 million, to the decrease of the related receivables of €3.5 million in JCD Deutschland due to the 50% acquisition of Klett in 2002, and to the sale of recruit Holding (Hong Kong) with an impact of €1.9 million. These decreases are partially offset by the inclusion in the scope of consolidation of Univier Communications BV for €1.6 million as an equity affiliate.

Shares in equity affiliates

In million euros	% of interest as of 2002	12/31/02	12/31/01	12/31/00
Switzerland				
Affichage Holding	**17.55%**	**45.7**	44.1	40.3
Portugal				
Red Portugal [1]				0.3
Placa [1]				0.3
Autedor [1]				0.2
Centeco [1]				0.1
The Netherlands				
Univier Communications BV [2]	**50.00%**	**1.6**	0.0	0.0
Germany				
Nüremberg	**35.00%**	**1.8**	1.4	1.2
Ilg Aussenwerbung Zacharias	**10.00%**	**0.1**	0.1	0.1
Asia / Australia				
Recruit Holding Hong Kong [3]		**0.0**	0.0	2.1
Total		**49.2**	**45.6**	**44.6**

(1) These companies are fully consolidated since January 1, 2001.
(2) This company was acquired in 2002.
(3) Company excluded from the consolidation scope in 2000.

Changes in shares in equity affiliates are as follows:

Companies	12/31/01	2002 Income	2002 Dividends	2002 Acquisitions	Translation	12/31/02
Affichage Holding	44.1	4.7	(4.0)		0.9	**45.7**
Nüremberg	1.4	0.6	(0.3)			**1.8**
Ilg Aussenwerbung Zacharias	0.1					**0.1**
Univier Communications BV		0.3		1.3		**1.6**
Total	**45.6**	**5.6**	**(4.3)**	**1.3**	**0.9**	**49.2**

Shares in non-consolidated subsidiaries

In million euros	% Capital	Income 2002	Equity 12/31/02	Gross value of shares as of 12/31/02	Net value of shares as of 12/31/02
Austria					
ARGE Autobahnwerbung	50.00%	0.40	0.90	0.1	0.1
Objekt Werbung GmbH	25.00%	0.10	1.20	0.9	0.9
ISPA Brno Spol Sr O	100.00%	0.00	0.02	0.3	0.3
Germany					
Wall [1]	11.10%	3.0	16.4	15.6	15.6
France					
Gommage & Aspiration	79.93%	(0.04)	(0.48)	0.2	0.0
Affimétrie	33.00%	0.00	0.00	0.2	0.1
Asia					
JCDecaux Macao	80.00%	0.06	0.18	0.1	0.1
Italy					
Ser.Com	51.00%	0.10	0.30	0.1	0.1
SIPA	49.00%	0.16	0.46	0.3	0.3
ASPE	49.00%	0.18	0.49	0.2	0.2
Pubblisuccesso Lombardia	100.00%	(0.02)	0.31	0.1	0.1
Asia / Australia					
Pearl & Dean Pty Ltd et Pearl & Dean Fidji	100.00%	NC	0.18	3.3	3.3
Slovenia					
N.B.S.H. Proreklam-Europlakat Prishtina	60.00%	(0.05)	0.17	0.2	0.2
Others				0.4	0.2
Total				**22.0**	**21.5**

(1) Data 2001 for the income and the equity.

The amount of the shares in non-consolidated subsidiaries does not have significant variation over 2002.

2.5 INVENTORIES

In million euros	12/31/02	12/31/01	12/31/00
Gross value of inventories	**104.8**	127.8	99.5
Depreciation allowances	**(12.2)**	(14.4)	(4.1)
Net value of inventories	**92.6**	**113.4**	**95.4**

The gross value of inventories as of December 31, 2002 decreased by €18 million for the French companies and €5 million for foreign companies compared to the gross value as of December 31, 2001. In France, the main part of the decrease (€10 million) is due to the decrease in investments.

2.6 TRADE RECEIVABLES AND PROVISION FOR DEPRECIATION OF RECEIVABLES

In million euros	12/31/02	12/31/01	12/31/00
Receivables (Gross value)	**436.4**	440.1	417.2
Provision for depreciation	**(33.3)**	(30.3)	(27.6)
Receivables (Net value)	**403.1**	**409.8**	**389.6**

2.7 OTHER RECEIVABLES

In million euros	12/31/02	12/31/01	12/31/00
Other operating receivables	17.2	14.1	26.2
Allowances for other operating receivables	(0.1)	(0.3)	(0.3)
Miscellaneous receivables	8.3	16.5	24.1
Allowances for miscellaneous receivables	(0.8)	(0.8)	(0.2)
Miscellaneous tax receivables	31.8	42.5	53.5
Receivables on assets	0.2	4.1	0.3
Advances and deposits paid	7.2	11.4	12.5
Prepaid expenses	46.5	49.9	41.6
Deferred expenses	16.4	14.8	22.4
Total other receivables	**127.6**	153.3	180.6
Total allowances on other receivables	**(0.9)**	(1.1)	(0.5)
Net other receivables	126.7	152.2	180.1

As of December 31, 2002, miscellaneous tax receivables have decreased by €10.7 million. JCD Mobilier Urbain contributes mainly to this decrease for an amount of €9.9 million.

2.8 MARKETABLE SECURITIES

In million euros	12/31/02	12/31/01
France	73.0	128.4
Spain	8.7	9.6
Finland	0.5	2.2
Portugal	0.2	0.7
Germany		0.2
Total	82.4	141.1

The reimbursement for €174 million of the syndicated loan namely explains the decrease in marketable securities, since this reimbursement was financed in a part by the sale of marketable securities.

2.9 NET DEFERRED TAX

2.9.1. Deferred tax recorded

In million euros	12/31/02	12/31/01	12/31/00
Deferred tax assets (net of provision for depreciation)	**29.7**	46.4	23.6
Deferred tax liabilities	**(20.7)**	(27.4)	(29.7)
Total	9.0	19.0	(6.1)

The decrease in the net deferred tax asset position as of December 31, 2002 essentially comes from France for €4.0 million and from United-States for €4.5 million.

2.9.2. Deferred tax assets on unrecognized tax losses carried forward

The amount of deferred tax assets computed on the basis of tax losses carried forward, and fully depreciated amounts to €26.8 million as of December 31, 2002 (vs €14.3 million as of December 31, 2001). This variation of €12.5 million comes mainly from the American companies JCD Mallscape for €3.4 million and JCD Chicago for €1.4 million, and a net capital tax loss on Avenir Centro representing an amount of €4.4 million.

2.10 CHANGES IN STOCKHOLDERS' EQUITY

In million euros	Capital	Premium	Consolidated reserves	Total
Equity as of December 31, 1999	**2.6**	**82.1**	**363.9**	**448.6**
Increase in capital of JCDecaux SA [3]	0.1	162.1		162.2
Changes in accounting method			18.9	18.9
Net income for the period			20.4	20.4
Dividends paid			(25.6)	(25.6)
Change in translation adjustments			(0.6)	(0.6)
Equity as of December 31, 2000	**2.7**	**244.2**	**377.0**	**623.9**
Change in net equity of JCDecaux SA [2]	0.7	679.0		679.7
Net income for the period			10.2	10.2
Dividends paid [4]				
Purchase from minority shareholders and merger of JCDecaux SA			13.0	13.0
Change in translation adjustments			(4.9)	(4.9)
Equity as of December 31, 2001	**3.4**	**923.2**	**395.3**	**1,321.9**
Net income for the period			26.0	26.0
Dividends paid [4]				
Purchase of treasury shares [1]			(2.1)	(2.1)
Change in translation adjustments			(32.4)	(32.4)
Equity as of December 31, 2002	**3.4**	**923.2**	**386.8**	**1,313.4**

(1) In 2002, JCDecaux SA bought 200,000 of its own shares in August and October 2002 for a total price of €2.1 million.
(2) The JCDecaux Group went public on June 21, 2001. The share capital is hereinafter made up of 221,600,760 shares, compared to 176,187,464 as of December 31, 2000. The expenses related to the Initial Public Offering were allocated to the share premium net of tax.
(3) In 2000, JCDecaux SA carried out an increase in equity of €162.1 million intended to pay for the shares contributed by JCD Holding and other minority shareholders. In 2000, the impact of changes in accounting methods of €18.9 million on the opening reserves (Group share) is related to the capitalization of maintenance costs amounting to €6.9 million in France and €12.0 million in the foreign subsidiaries.
(4) The company has not paid out any dividends.

2.11 CHANGE IN MINORITY INTERESTS

In million euros	12/31/02	12/31/01	12/31/00
Equity (minority interests) as of January 1	**68.8**	47.5	53.3
Net income for the period	**17.5**	18.4	18.7
Dividends paid	**(12.2)**	(12.6)	(9.5)
Change in translation adjustments	**0.2**	0.8	0.0
Changes in consolidation scope	**(10.1)**	27.7	(18.1)
Changes in accounting methods			3.1
Purchase of minority rights resulting from merger JCDecaux SA		(13.0)	
Equity (minority interests) as of December 31	**64.2**	68.8	47.5

2.12 LOSS AND CONTINGENCY PROVISIONS

Loss and contingency provisions break down as follows:

In million euros	12/31/02	12/31/01	12/31/00
Loss and contingency provisions	**72.0**	73.5	66.7
Provisions for retirement benefit commitments	**10.6**	9.9	6.4
Total	82.6	83.4	73.1

Changes in loss and contingency provisions

In million euros	12/31/01	Allowances	Reversals	Transfers	Exchange gain/loss	Changes of consolidation scope	12/31/02
Provisions for risks	19.3	5.7	(5.8)	(2.6)	(0.1)	(0.1)	**16.4**
Provisions for dismantling [1]	45.9	6.0	0.0	0.1	(0.4)	0.0	**51.6**
Provisions for retirement benefits	10.0	1.5	(0.4)	(0.4)	0.0	(0.1)	**10.6**
Provisions for restructuring	4.5	0.5	(2.9)	0.0	0.0	0.0	**2.1**
Provision charges	3.7	0.4	(1.8)	(0.4)	(0.1)	0.1	**1.9**
Total Provisions	83.4	14.1	(10.9)	(3.3)	(0.6)	(0.1)	82.6

There are no material reversals in 2002 not related to actual charges.

(1) Loss and contingency provisions consist mainly of provisions for dismantling costs in respect of street furniture.
They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces).
The provisions for dismantling costs are spread over the duration of each concession agreement. Upon termination of a concession, 100% of the dismantling costs is set aside as a provision. Dismantling provisions being reestimated at year end, a net deprecation is recorded in the financial year.

Other provisions consist in particular of restructuring provisions for an amount of €2.1 million of provisions on social contingencies for an amount of €3.6 million and of provisions on litigation for an amount of €7.7 million as at December 31, 2002.

2.13 LONG-TERM DEBT

In million euros	12/31/02	12/31/01	12/31/00
Bank borrowings	**737.7**	896.5	1,267.9
Capital leases			10.6
Miscellaneous loans and long-term debt	**8.3**	12.2	9.4
Total	746.0	908.7	1,287.9

Most of the Group's long term debts consist in bank facilities. Its main source of financing is a syndicated credit facility, implemented in 2000 and maturing in 2005. As of December 31, 2002, the outstanding amount under that facility was €631 million.

In addition to the syndicated facility, other borrowings and miscellaneous loans are in place for a total amount of €115 million in some countries, including France for €8 million, Germany for €8.8 million, Austria for €22.7 million, Belgium for €8.7 million, Denmark for €18.6 million, and Australia for €19.1 million.

Miscellaneous loans and long term debts include accrued interests under the bank facilities, and shareholder loans (principal amount plus accrued interests).

Main terms and conditions of the syndicated credit facility

This facility bears interests based on Euribor index and on the Group's rating. It contains restrictive financial covenants and restriction on dividend payment (to be limited to 30% of the annual consolidated net income of the Group). Financial covenants require to maintain the consolidated EBITDA / net consolidated interest expenses ratio above 5 and the Net consolidated debt / consolidated EBITDA ratio below 3.5. As of December 31, 2002, these two ratios are 11.2 and 1.5 respectively, which outperformed the requirement.

Maturity of long-term debt

In million euros	12/31/02	12/31/01	12/31/00
Less than one year	**210.4**	205.4	135.4
More than one year and less than 5 years	**509.0**	692.0	1,115.0
More than 5 years	**26.6**	11.3	37.5
Total	746.0	908.7	1,287.9

Breakdown of long-term debt by currency

	12/31/02	12/31/01	12/31/00
Euro	**689.1**	849.0	1,190.1
US Dollar	**0.0**	0.0	43.0
Danish Crown	**18.6**	20.7	17.4
Norwegian Crown	**6.2**	3.6	2.5
Australian Dollar	**19.1**	23.4	26.6
Swedish Crown	**0.0**	0.4	0.0
UK Pound Sterling	**1.1**	6.5	8.2
Thai Baht	**3.4**	0.4	0.0
Japanese Yen	**4.3**	4.7	0.0
Singapore Dollar	**0.0**	0.0	0.1
Korean Won	**1.4**	0.0	0.0
Chilian Peso	**2.8**	0.0	0.0
Total	746.0	908.7	1,287.9

Breakdown of long-term debt by fixed / variable rate

In million euros	12/31/02	12/31/01	12/31/00
Fixed rate	**35.7**	14.4	5.6
Variable rate [1]	**710.3**	894.3	1,282.3
Total	**746.0**	908.7	1,287.9

(1) Variable rate long-term debt is hedged using financial instruments as described in note 4.1 hereafter.

3. NOTES TO THE INCOME STATEMENT

3.1 NET OPERATING EXPENSES

In million euros	12/31/02	12/31/01	12/31/00
Purchases of materials, external charges and other net operating expenses	**(820.3)**	(820.0)	(712.4)
Taxes and duties	**(18.4)**	(16.8)	(34.9)
Payroll	**(333.7)**	(329.1)	(284.3)
Depreciation allowances and provisions net of releases	**(194.1)**	(176.2)	(147.7)
Total	**(1,366.5)**	(1,342.1)	(1,179.3)

3.2 RESEARCH AND DEVELOPMENT COSTS

In 2002, the research and development costs amounted to €9.8 million against €13.8 million in 2001.

3.3 NET FINANCIAL INCOME / (LOSS)

In million euros	2002	2001	2000
Interest on debt net of cash	**(36.1)**	(57.1)	(56.7)
Net unrealized foreign exchange gains and losses	**(0.2)**	4.3	(2.0)
Others	**(0.4)**	(0.3)	(2.6)
Total	**(36.7)**	(53.1)	(61.3)

The financial loss for 2002 was €(36.7) million compared to €(53.1) million in 2001. The improvement of the financial result over 2002 is due primarily to the decrease in the average clear debt of the Group in 2002 compared to 2001, following its listing on the First Market of Euronext Paris SA in June 2001, and to the significant improvement of its free cash-flow in 2002.

3.4 NON-RECURRING INCOME / (LOSS)

In million euros	2002	2001	2000
Net income from operations	**(12.6)**	(8.5)	(7.4)
Net income from capital transactions	**(5.2)**	10.6	2.5
Net releases and other net income	**15.1**	(7.9)	7.3
Total	**(2.7)**	(5.8)	2.4

Net income from capital transactions amounted to €(5.2) million. They are mainly composed of €2.1 million of write-off of the ERP Manufacturing on JCDecaux SA (for which a provision of €1 million had been made up in 2001), of €1.9 million of net loss on sale of Recruit Holding (Hong Kong), and of €0.9 million of net loss on street furniture.

The net releases and other income, decreased of the net income from operations, amounted to €2.5 million.

3.5 INCOME TAX

Breakdown between deferred and current taxes

In million euros	2002	2001	2000
Current taxes	**(64.2)**	(84.4)	(81.1)
Deferred taxes	**(6.0)**	34.6	(13.9)
Total	**(70.2)**	(49.8)	(95.0)

The effective tax rate before amortisation of goodwill and before net income from equity affiliates, was 53.1% in 2000, 35% in 2001 and 40.8% in 2002. The lower rate in 2001 compared to 2000 results essentially from the impact of the restructuring in the USA for an amount of €24.4 million.

The €6.0 million of deferred expenses in 2002 include a €10.3 million net deferred tax income and a €16.3 million allowance for depreciation of deferred tax assets.

Breakdown of income taxes

In million euros	Income before tax	Taxes	Income after tax
Income from recurring operations	174.5	(70.8)	103.7
Non-recurring income	(2.7)	0.6	(2.1)
Income from consolidated companies before income from equity affiliates and amortisation of goodwill	171.8	(70.2)	101.6

Details of tax calculation

In million euros	2002	2001	2000
Consolidated net income	**43.5**	28.6	39.1
Income Tax charge	**(70.2)**	(49.8)	(95.0)
Consolidated income before taxes	**113.7**	78.4	134.1
Amortisation of goodwill	**63.7**	70.9	49.7
Long-term capital losses			2.9
Share of net income from equity affiliates	**(5.6)**	(7.1)	(4.9)
Parent/subsidiary regime tax treatment	**2.3**	2.9	(0.4)
Miscellaneous	**1.2**	1.7	
Net income before tax subject to the standard tax rate	**175.3**	146.8	181.4
Weighted Group tax rate	**34.65%**	32.20%	36.10%
Theoretical tax charge	**(60.7)**	(47.2)	(65.5)
Deferred tax on unrecognized tax losses	**(16.3)**	(30.6)	(36.5)
Additional local taxes	**0.8**	(2.1)	(1.3)
Use of unrecognized prior tax losses carried forward	**1.1**	7.4	5.6
Correction of deferred tax/previous years	**3.9**		
Impact of the USA restructuring		24.4	
Miscellaneous	**1.0**	(1.7)	2.7
Total tax charge calculated	**(70.2)**	(49.8)	(95.0)
Tax charge recorded	(70.2)	(49.8)	(95.0)

3.6 NET INCOME FROM EQUITY AFFILIATES

In million euros	2002	2001	2000
Affichage Holding	**4.7**	6.3	4.5
Nüremberg	**0.6**	0.8	0.5
Univier Communications BV	**0.3**		
Red Portugal			(0.1)
Placa			(0.1)
Audedor			0.1
Total	5.6	7.1	4.9

3.7 HEADCOUNT AND COMPENSATION OF EXECUTIVE OFFICERS

In 2002, the Group's workforce consisted of 7,079 people.

In 2001, the headcount was 7,336 compared to 6,788 in 2000.

As of December 31, 2002, the headcount of companies consolidated following proportional method is 185 people.

The repartition of headcount for the financial year 2002 and 2001 is as follows:

	2002	2001
Chief executives	**109**	119
Executives	**770**	792
Skilled employees	**1,152**	1,229
Employees	**3,153**	3,271
Workers	**1,895**	1,925
Total	7,079	7,336

The amount of remuneration paid to members of the Group's managing boards, the Board of Directors and Supervising Board amount respectively to €5.5 million and €0.1 million in 2002, compared to €4.6 million and 0.9 million as for fiscal year 2001.

4. OFF-BALANCE SHEET COMMITMENTS

4.1 FINANCIAL INSTRUMENTS

The Group uses derivative products only for interest rate and foreign exchange rate hedging purposes.

Interest rate risk
A significant part of the Group debt is denominated in euros and indexed on variable rate, notably its syndicated loan. In order to reduce its exposure to Euribor rates increases, the group hedged part of its debt with fixed rate swaps, purchase of caps, spread caps and tunnels.

As of December 31, 2002, the positions held by the Group are the following:

• Hedging of the syndicated loan (€631 million outstanding as of December 31, 2002):

- Caps purchased for €483 million maturing between March 2003 and September 2005; none is in the money as of December 31, 2002.

- Caps sold for €76.2 million maturing in March 2003; none is in the money as of December 31, 2002.

- Floors sold for €140 million maturing between December 2003 and September 2005; €120 million are in the money, based on a EURIBOR 3 month index of 2.865% (value as of December 31, 2002).

- Fixed rate swaps for €20 million maturing in December 2003.

The interest expenses to be incurred in 2003 by the syndicated loan including hedges and based on the amortising profile, should amount to €19 million based on short term rate of 2.865% (EURIBOR 3 month as of December 31, 2002), to €23.6 million based on 3.865% and to €15.1 million based on 1.865%.

• Hedging of subsidiary debt:

The Group has also implemented fixed rate swaps in Denmark for 70 million Danish Crowns, maturing between December 2007 and January 2009, to hedge a 75 million Danish Crowns loan indexed on variable rates.

The market value of the Group's portfolio of interest rate instruments was €(2.5) million as of December 31, 2002.

Foreign exchange rate risk
The foreign exchange risk exposure of the Group is related to its activity in foreign countries. Its is mainly generated by commercial activities (purchases of material) and financial activities (refinancing and cash deposits with foreign subsidiaries).

As of December 31, 2002, the hedging transactions implemented by the Group are the following:

In million euros	Currency	Amount
On trading operations		
Forward sales	GBP	2
	SEK	0.2
	EUR	0.5
On financial operations [1]		
Forward purchase	HKD	5.2
	SGD	1.2
Forward sales	USD	45.6
	GBP	10.3
	DKK	2
	NOK	1
	SEK	1

(1) Forward sales and forward purchases hedge respectively facilities granted by JCDecaux SA to its subsidiaries and facilities granted to JCDecaux SA by its subsidiaries.

The market value of those foreign exchange instruments as of December 31, 2002 was €10.2 million.

Counterparty risk on financial instruments:
The Group considers that its exposure to counterparty risk on financial instruments is limited as they are dealt with highly-rated banks.

4.2 OFF-BALANCE SHEET COMMITMENTS, OTHER THAN FINANCIAL INSTRUMENTS

In million euros	12/31/02
Commitments given	
Business guarantees	**69.3**
Guarantees	**12.2**
Pledges and mortgages	**32.9**
Commitments on shares	**230.1**
Total	344.5
Commitments received	
Guarantees	**3.8**
Commitments on shares	**236.6**
Credit facilities	**501.6**
Total	742.0

The business guaranties consist mainly of the performance bonds granted by the Group to Cities and Airports, in the context of signed concession agreements.

Marketable securities have been hypothecated in connection with the commitment given on shares up to €32.7 million.

Commitments given and received on shares are namely granted and received to the extend of external growth agreements.

One of our partners has informed the Group that it is willing to put an end to the cooperation agreement during 2003, in full compliance with the withdrawal conditions provided for in the shareholders' agreement. As a consequence, the JV company will be split and assets distributed according to the cooperation contract's terms. Moreover, our partner benefits from a put option of assets and we have then a call option (exercise period from October 1st, 2004 to October 1st, 2005). As a consequence, if the put option is exercised, JCDSA will pay out €138 million.

The commitments given and received on shares, for respectively an amount of €230.1 million and an amount of €236.6 million include, for this operation, €138 million related to commitments given on shares and €145 million related to commitments received on shares.

Moreover, the commitments given on shares consist, to the benefit of our different partners, of the following put options:

- put option for an amount of €74 million with an exercise period from January 1st, 2009 to December 31, 2009.
- put option for an amount of €17.6 million with an exercise period in two steps: from March 1st, 2004 to March 15th, 2004 (25% of the shares) and from March 1st, 2005 to March 15th, 2005 (25% of the shares).
- put option for an amount of €0.5 million with an exercise period from June 29th, 2003 to September 27th, 2003.

The commitments received on shares consist namely, to our benefit, of a put option for an amount of €17.6 million with an exercise period in two steps: from March 16th, 2004 to March 30th, 2004 (25% of the shares) and from March 16th, 2005 to March 30th, 2005 (25% of the shares).

Lastly, according to the partnership agreements signed, the Group benefits from preemptive rights which are not considered as commitments by the Group.

Guarantees received are mainly representations and guarantees on the liabilities (warranties).

Credit facilities consist of the credit line granted by a pool of banks and still available for JCDecaux SA.

Lastly, the Group has concluded, to the extent of its ordinary business, leases and concessions agreements under which payments of rents or minimum fees are payable to Cities and Airports each financial year.

If it turns out to be that these leases and concession agreements give birth to the payment of any sums by the Group, provisions for risks and charges are recorded in financial statements.

FINANCIAL STATEMENTS

Capital leases commitments are as follows:

	Less than 1 year	More than 1 year and less than 5 years	More than 5 years	Total
Personal property leases	1	1.1	0.0	2.1
Real estate leases	0.4	0.8	0.0	1.2
Total leases	1.4	1.9	0.0	3.3

5. SEGMENT REPORTING

5.1 BY LINE OF BUSINESS

Definition of segments

STREET FURNITURE

The street furniture line of business covers, in general, the advertising agreements relating to public property entered into with local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale of equipment, work, various maintenance and other services.

BILLBOARD

The billboard line of business covers advertising on private property, including both standard billboards and illuminated billboards. It also includes neon-type billboards.

TRANSPORT

The transport line of business covers advertising in public transport systems, including airports, metros, buses, tramways and trains.

In million euros	Net Revenues	EBITDA (1)	Net tangible assets
Street furniture			
2002	840.3	340.3	539.9
2001	798.2	306.4	590.0
2000	725.8	293.8	459.2
Billboard			
2002	442.6	55.4	150.1
2001	411.4	47.8	152.4
2000	384.1	66.4	119.8
Transport			
2002	294.8	9.6	32.3
2001	333.6	23.1	30.8
2000	307.1	27.6	21.3
Holding Cos.			
2002	0.0	0.0	0.0
2001	0.0	0.0	0.0
2000	0.1	(2.3)	13.1
Total			
2002	1,577.7	405.3	722.3
2001	1,543.2	377.3	773.2
2000	1,417.1	385.5	613.4

(1) EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation.

5.2 BY GEOGRAPHIC AREA

In million euros	Net Revenues	EBITDA [1]	Net tangible assets
France			
2002	570.9	185.2	219.7
2001	591.8	181.8	242.9
2000	581.1	174.3	218.3
UK			
2002	231.6	38.0	107.6
2001	220.9	35.1	122.5
2000	213.4	43.3	106.0
Europe (excl. France & UK)			
2002	568.9	192.9	296.3
2001	516.1	182.5	281.5
2000	401.2	170.3	203.0
Americas			
2002	104.2	(8.0)	70.9
2001	103.4	(22.2)	100.0
2000	105.9	(8.5)	63.3
Asia / Pacific			
2002	102.1	(2.8)	27.8
2001	111.0	0.1	26.3
2000	115.5	6.1	22.8
Total			
2002	**1,577.7**	**405.3**	**722.3**
2001	1,543.2	377.3	773.2
2000	1,417.1	385.5	613.4

(1) EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation.

6. SCOPE OF CONSOLIDATION

6.1 IDENTITY OF PARENT COMPANY

As of December 31, 2002, 69.52% of the capital of JCDecaux SA was owned by JCDecaux Holding.

6.2 LIST OF CONSOLIDATED COMPANIES

Consolidated companies as of December 31, 2002

Company	Country	% interest	Consolidation method	% control
Street furniture				
JCDECAUX SA	France	100.00	Parent	100.00
DPE	France	100.00	F	100.00
JCDECAUX MOBILIER URBAIN	France	100.00	F	100.00
SEMUP	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
SOPACT	France	50.00	F	50.00
ACM GmbH	Germany	100.00	F	100.00
GEORG ZACHARIAS	Germany	50.00	F	50.00
ILG AUSSENWERBUNG	Germany	50.00	F	50.00
ILG AUSSENWERBUNG ZACHARIAS	Germany	10.00	EM	20.00
JCD DEUTSCHLAND	Germany	100.00	F	100.00
JCD STADTMOBLIERUNG DRESDEN	Germany	100.00	F	100.00
KLETT DECAUX	Germany	100.00	F	100.00
DSM DECAUX (formerly MGM)	Germany	50.00	F	50.00
NÜREMBERG	Germany	35.00	EM	35.00
R.G.S	Germany	25.00	F	50.00
JCD UK	United Kingdom	100.00	F	100.00
JCD ARGENTINE	Argentina	99.93	F	99.93
JCDECAUX AUSTRALIA	Australia	100.00	F	100.00
JCD STREET FURNITURE AUSTRALIA	Australia	100.00	F	100.00
ACM BELGIQUE	Belgium	100.00	F	100.00
JCD BELGIQUE	Belgium	100.00	F	100.00
JCD SALVADOR	Brazil	100.00	F	100.00
JCD DO BRASIL	Brazil	100.00	F	100.00
IP DECAUX	Korea	50.00	PI	50.00
AFA JC DECAUX	Denmark	50.00	F	50.00
JCDECAUX & SIGN	Spain	75.00	F	75.00
PLANIGRAMA	Spain	100.00	F	100.00
MOBILIARIO URBANO	Spain	100.00	F	100.00
JCDECAUX CHICAGO	United States	100.00	F	100.00
JCDECAUX MALLSCAPE	United States	100.00	F	100.00
JCDECAUX NEW YORK INC.	United States	70.00	F	70.00

Company	Country	% interest	Consolidation method	% control
JCDECAUX NEW YORK LLC	United States	100.00	F	100.00
JCDECAUX UNITED SAN FRANCISCO	United States	100.00	F	100.00
VIACOM DECAUX	United States	50.00	PI	50.00
JCDECAUX FINLANDE	Finland	100.00	F	100.00
JCDECAUX ATLANTIS	Canary Islands	85.00	F	85.00
AFA JCD ICELAND	Iceland	50.00	F	100.00
MCDECAUX INC. JAPON [1]	Japan	60.00	PI	60.00
JCDECAUX GROUP SERVICES	Luxembourg	100.00	F	100.00
JCD LUXEMBOURG	Luxembourg	100.00	F	100.00
JCD NEDERLAND BV (formerly PUBLEX BV)	The Netherlands	50.00	F	50.00
V.K.M BV	The Netherlands	50.00	F	50.00
JCD PORTUGAL	Portugal	100.00	F	100.00
PURBE	Portugal	100.00	F	100.00
JCDECAUX MESTSKY MOBILIAR	Czeck Rep.	100.00	F	100.00
JCD SINGAPOUR	Singapore	100.00	F	100.00
JCD SLOVAQUIE	Slovaquia	100.00	F	100.00
JCDECAUX SVERIGE	Sweden	96.46	F	96.46
JCDECAUX THAÏLANDE	Thaïland	95.15	F	95.15
JCDECAUX URUGUAY	Uruguay	100.00	F	100.00
Billboard				
AGUESSEAU	France	100.00	F	100.00
AVENIR FRANCE	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS & ALLEN GROUP	United Kingdom	100.00	F	100.00
MILLS & ALLEN HOLDINGS	United Kingdom	100.00	F	100.00
MILLS & ALLEN Ltd	United Kingdom	100.00	F	100.00
JCD UNITED Ltd	United Kingdom	100.00	F	100.00
PEARL & DEAN GROUP PTY Ltd	Australia	100.00	F	100.00
GEWISTA	Austria	39.20	F	67.00
PROGRESS AUSSENWERBUNG	Austria	39.20	F	100.00
PROGRESS WERBELAND GmbH	Austria	19.99	F	51.00
JCD CENTRAL EASTERN EUROPE	Austria	58.50	F	58.50
EUROPLAKAT INTERNATIONAL MBH	Austria	19.60	PI	50.00
ISPA WerbegesmbH	Austria	39.20	F	100.00
USP WerbegesmbH	Austria	29.36	F	74.90
BELGOPOSTER	Belgium	100.00	F	100.00
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR	Belgium	61.15	F	61.15
EUROPLAKAT DOO BANJA LUKA	Bosnia	11.76	PI	50.00

Company	Country	% interest	Consolidation method	% control
Billboard				
EUROPLAKAT DOO SARAJEVO	Bosnia	11.76	PI	50.00
EUROPLAKAT POREKLAM DOO	Croatia	9.99	PI	50.00
JCDECAUX ESPANA (formerly Avenir Centro)	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	100.00	F	100.00
EUROPLAKAT KFT	Hungary	13.24	PI	50.00
PERON REKLAM KFT	Hungary	3.30	EM	24.95
AVENIR BUDAPEST	Hungary	10.78	PI	50.00
JCD NEONLIGHT BUDAPEST	Hungary	16.07	PI	50.00
JCD IRELAND	Ireland	100.00	F	100.00
JCD IRELAND NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
JCD IRELAND SOUTH	Ireland	100.00	F	100.00
SOLAR SUMMERBROOK	Ireland	100.00	F	100.00
IGP DECAUX AFFICHAGE (formerly JCD Communication Extérieure)	Italy	32.35	PI	32.35
EUROPOSTER BV	The Netherlands	100.00	F	100.00
UNIVIER COMMUNICATIONS BV [2]	The Netherlands	50.00	EM	50.00
AUSSENWERBUNG POLEN GmbH	Poland	9.60	PI	50.00
MEDIA SYTEM SP ZOO	Poland	4.96	PI	50.00
EUROPLAKAT POLSKA SP ZOO	Poland	9.60	PI	50.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
AUTEDOR	Portugal	51.00	F	51.00
CENTECO	Portugal	70.00	F	70.00
RED LITORAL	Portugal	63.91	F	75.00
GREEN	Portugal	52.19	F	55.00
PLACA	Portugal	100.00	F	100.00
RED PORTUGUESA PUBLICIDAD	Portugal	86.21	F	86.21
AVENIR PRAHA	Czeck Rep.	90.00	F	90.00
AUSSENW. TSCHECH. SLOW. BETEILIG	Czeck Rep.	39.20	F	100.00
EUROPLAKAT INTERWERB SP SRO	Czeck Rep.	39.20	F	100.00
EUROPLAKAT USTI NAD LABEM	Czeck Rep.	32.92	F	84.00
EUROPLAKAT SP SRO	Czeck Rep.	39.20	F	100.00
ISPA SPOL BRATISLAVA	Slovaquia	39.20	F	100.00
PROREKLAM EUROPLAKAT DOO	Slovenia	9.60	PI	50.00
SLOVENIJA PLAKAT DOO	Slovenia	4.90	PI	50.00
INREKLAM PROGRESS DOO	Slovenia	9.60	PI	50.00
AFFICHAGE HOLDING	Switzerland	17.55	EM	30.00
EUROPLAKAT YU DOO	Yougoslavia	15.68	PI	50.00

Company	Country	% interest	Consolidation method	% control
Transport				
JCDECAUX AIRPORT FRANCE	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MEDIA FRANKFURT	Germany	39.00	PI	39.00
JCDECAUX AIRPORT GmbH	Germany	60.00	F	60.00
JCDECAUX AIRPORT Ltd	United Kingdom	100.00	F	100.00
PEARL & DEAN PUBLISHING	Australia	100.00	F	100.00
INFO SCREEN AUSTRIA Ges. MbH	Austria	39.20	F	100.00
JCD CHILI	Chile	100.00	F	100.00
AEROSISTEMAS	Spain	100.00	F	100.00
JCD NORTH AMERICA	United States	100.00	F	100.00
JCDECAUX AIRPORT INC.	United States	100.00	F	100.00
JCD PEARL & DEAN Ltd HONG KONG	Hong Kong	100.00	F	100.00
IGP	Italy	32.35	PI	32.35
JCD PEARL & DEAN SDN BHD	Malaysia	100.00	F	100.00
JCD NORGE AS	Norway	96.98	F	96.98
JCDECAUX AIRPORT POLSKA	Poland	60.00	F	100.00
APS PUBLICIDADE	Portugal	85.00	F	85.00
RENCAR PRAHA	Czeck Rep.	34.70	F	88.52
RENCAR MEDIA	Czeck Rep.	34.70	F	100.00
JCD ASIA SINGAPORE PTE	Singapore	100.00	F	100.00
JCD PEARL & DEAN PTE Ltd	Singapore	100.00	F	100.00
XPOMERA	Sweden	67.52	F	70.00

(1) The MC Decaux company (Japan) is consolidated under the proportional method according to the joint management with the partner of the Group.
(2) The Univier Communications BV company is accounted for under the equity method, the management of the operations being trusted to our partner.
Note : F = Full integration - PI = Proportionnal Integration - EM = Equity Method

7. SUBSEQUENT EVENTS

On February 13th, 2003, the company Europlakat International took the control of Alma Quattro leader of outdoor advertising in Serbia-Montenegro. Alma Quattro runs in particular more than 600 advertising supports in Belgrade city.

MANAGEMENT DISCUSSION AND ANALYSIS OF CORPORATE FINANCIAL STATEMENTS

As provided under Art. 148 of the French Decree dated March 23, 1967, a table setting forth the Company's financial results for the last five fiscal years is annexed hereto.

The following is our discussion and analysis of the information provided, as required by applicable law.

1. PRESENTATION OF THE FINANCIAL STATEMENTS

The 2002 financial statements have been prepared in accordance with the first application of the CRC rule No. 2000-06 on liabilities (in effect since January 1, 2002), which did not have a significant effect on these financial statements.

2. SIGNIFICANT DEVELOPMENTS DURING THE FISCAL YEAR

2002 was characterised by a stability in the scope of our operations following the legal restructuring that occurred in 2001 and the organisation that was put in place last year to foster growth in France.

In a recessionary economic environment, and with significant competition, our strategy focused on protecting our market share in France and on controlling operating costs and capital expenditures, while implementing synergies for marketing and product development.

Our operations covered the following areas:

- marketing of advertising space for JCDecaux Mobilier Urbain, SOPACT and SOMUPI;
- installing, maintaining, repairing, and removing street furniture as well as utilising them for advertising purposes, when that is their purpose;
- maintenance of sidewalk street furniture and cleaning of dog pollution;
- sale of furniture, spare parts, and maintenance of products to our subsidiaries; and
- assistance and consulting services in the technical, administrative, computer, legal, real estate, employee relations, and industrial areas for our various companies.

3. RESULTS OF OPERATIONS

3.1 REVENUES

Revenues for 2002 were €577.9 million, a decline of €52.4 million compared to 2001. This decrease reflected a decline in sales of equipment to our subsidiaries, in connection with our program to control expenditures both in France and abroad. Despite a difficult context, our advertising revenues accounted for 49% of total revenues, compared to 44% in 2001, and amounted to €282.0 million, a 2.7% increase compared to last year.

3.2 OPERATING EXPENSES

Operating expenses were €560.1 million in 2002, compared to €633.9 million in 2001.

The decline in sales of equipment and our active inventory reduction program led to a decrease of €49.8 million in purchased goods.

Other purchases and external charges amounted to €309.8 million, compared to €353.9 million in 2001. This significant decline was due to our cost control program, to the synergies implemented and to the internalisation of several outsourced operations and non-recurring costs recorded in connection with acquisitions in 2001.

In 2002, employee-related expenses amounted to €117.6 million, compared to €108.7 million in 2001. This increase reflects agreements to increase compensation for the lowest levels signed during the last quarter of 2001 and the gradual reduction in subsidies under the Aubry Law relating to implementation of the 35-hour working week.

Depreciation charges and provisions amounted to €39 million in 2002, compared to €27.8 million in 2001. This change resulted from a detailed and exhaustive review of inventories and receivables at the end of 2002.

Non-deductible expenses, in accordance with article 233 quarter of the French Tax Code, amounted to €72,333 but did result in any tax obligation.

3.3 OPERATING INCOME

Operating income in 2002 amounted to a profit of €26.4 million. This profit was due to the stability of our current operations during the period.

3.4 INTEREST AND DIVIDENDS

Interests and dividends amounted to €16 million in 2002, compared to €41.3 million in 2001. This change resulted from a decline in dividends received, to €52.4 million in 2002 from €98.8 million in 2001. At the same time, the net cost of our debt fell by €12.3 million, and the balance of exchange rate gains and losses was positive in 2002. An amount of €10.7 million relates to the reversal of depreciation provisions related to shares of foreign subsidiaries.

3.5 EXTRAORDINARY INCOME (LOSS)

Extraordinary income amounted to €5 million in 2002, compared to a loss of €17.4 million in 2001.

This profit essentially reflected the positive balance of transfers of various capital assets in 2002, while the loss recorded in 2001 included the partial contribution in kind of the interest held in Affichage Holding against the acquisition of shares in Gewista, as well as a provision for the shares of RCI.

3.6 PRE-TAX INCOME

Pre-tax income totalled €54.6 million in 2002, compared to €17.2 million in 2001.

A new tax consolidation group was implemented as of January 1, 2002. With JCDecaux SA as the consolidating entity, we recorded tax savings on income in 2002 of €7.5 million, whereas taxes on income in 2001 amounted to a charge of €10.9 million.

4. PROSPECTS

Revenues should continue to grow slightly in 2003. The economic climate continues to remain unfavorable and strongly subject to uncertainties related to the international geopolitical situation. We will continue our focus on tighter control and selectivity in investments at Group level. No significant growth in equipment sales is expected. Nevertheless, continued controls of operating expenses should lead to an improvement in our internal profitability.

BALANCE SHEET
(AS OF DECEMBER 31 2002, 2001, 2000)

ASSETS

In million euros	Note	12/31/02	12/31/01	12/31/00
Intangible assets				
Gross amount		**30.7**	27.5	27.5
Amortisation	(3)	**(15.5)**	(11.0)	(9.2)
Net amount		**15.2**	16.5	18.3
Tangible assets				
Gross amount		**162.2**	159.2	34.3
Amortisation	(4)	**(110.5)**	(97.9)	(23.0)
Net amount		**51.7**	61.3	11.3
Financial fixed assets				
Gross amount		**1,988.6**	1,972.6	1,707.9
Amortisation	(5)	**(27.4)**	(32.1)	(16.8)
Net amount		**1,961.2**	1,940.5	1,691.10
Fixed assets		2,028.1	2,018.3	1,720.7
Inventories				
Gross amount		**59.4**	77.4	-
Provisions	(6)	**(7.6)**	(3.2)	-
Net amount		**51.8**	74.2	-
Trade receivables				
Gross amount		**162.7**	166.5	56.3
Provisions		**(7.0)**	(2.3)	-
Net amount		**155.7**	164.2	56.3
Other receivables				
Gross amount		**41.1**	67.1	24.2
Provisions		**0**	0	-
Net amount		**41.1**	67.1	24.2
Marketable securities (net)	(7)	**72.6**	128	9
Cash and cash equivalents	(8)	**22.6**	15.1	26.3
Deferred expenses	(9)	**3.3**	5.4	6.3
Adjustment accounts	(11)	**21.2**	10.5	5.3
Current assets		368.3	464.5	127.4
Total assets		2,396.4	2,482.8	1,848.1

LIABILITIES

In million euros	Note	12/31/02	12/31/01	12/31/00
Share capital	[12]	**3.4**	3.4	2.7
Premiums on share issues, mergers, contributions	[12]	**1,086.4**	1,086.4	244.2
Reserves	[12]	**25.1**	25.1	6.6
Retained earnings	[12]	**266.3**	249.2	121.9
Income for the fiscal year	[12]	**54.6**	17.2	104.8
Regulated provisions	[12]	**7.6**	5.4	3.4
Equity		**1,443.4**	**1,386.7**	**483.6**
Loss and contingency provisions	[13]	**7.4**	3.7	1.1
Bank borrowing	[10]	**685.2**	841.9	1,155.5
Miscellaneous loans and financial debts	[10]	**90.6**	77.2	93.0
Trade payables and related accounts	[10]	**64.8**	83.4	51.5
Tax and social liabilities	[10]	**58.1**	46.1	9.2
Outstanding amounts on fixed assets and related accounts	[10]	**2.4**	6.1	5.0
Other liabilities	[10]	**22.8**	21.4	46.1
Adjustment accounts	[11]	**21.7**	16.3	3.1
Total liabilities		**2,396.4**	**2,482.8**	**1,848.1**

INCOME STATEMENT

In million euros	Note	2002	2001	2000
Net Revenues	(15)	577.9	630.3	80.8
Fixed assets produced for use by the company itself		3.5	3.0	10.1
Releases of amortisation, depreciation and provisions, expense transfer		5.4	3.0	8.9
Change in finished goods and in-progress inventory		(1.5)	0.9	
Other revenues		1.2	0.9	0.6
Total operating revenues		586.5	638.1	100.4
Purchases of raw materials and other supplies		(83.5)	(133.2)	-
Other purchases and external charges		(309.8)	(353.9)	(97.3)
Taxes and related payments		(9.4)	(9.7)	(0.3)
Payroll		(85.3)	(79.1)	(2.6)
Social charges		(32.3)	(29.6)	(0.6)
Amortisation, depreciation and provisions		(39.0)	(27.8)	(13.5)
Other charges		(0.8)	(0.6)	(1.3)
Total operating charges		(560.1)	(633.9)	(115.6)
Operating income		26.4	4.2	(15.2)
Financial income	(16)	16.0	41.3	(19.2)
Current income before taxes		42.4	45.5	(34.4)
Non-recurring charges	(17)	(52.5)	(158)	(27.4)
Non-recurring income	(17)	57.5	140.6	166.6
Non-recurring income		5.0	(17.4)	139.2
Income tax	(19)	7.5	(10.9)	-
Employee profit sharing		(0.3)		
Income		54.6	17.2	104.8

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

The company financial statements for the year ended December 31, 2002 were approved by the Executive Board of Directors and show revenues of €577.9 million, income of €54.6 million and a total balance sheet value of €2,396.4 million.

1. ACCOUNTING PRINCIPLES AND METHODS

1.1 GENERAL PRINCIPLES

The corporate financial statements for the twelve months period ended December 31, 2002 were prepared in accordance with current legal provisions and regulations and generally accepted accounting principles in France:

- the going concern principle,
- the consistency principle,
- the accrual basis principle.

The items recorded in the accounts are valued according to the historical cost principle.

1.2 CHANGE IN ACCOUNTING METHOD

As of January 1, 2002, the company changed its accounting treatment of liabilities as a result of the first-time application of CRC (French Accounting Regulations Committee) regulation No. 2000-06 on liabilities.

The application of this new regulation did not have a material impact on the financial statements.

1.3 MAIN PRINCIPLES USED

1.3.1 Fixed assets

Fixed assets are valued at their acquisition cost in accordance with accounting standards. There has been no change in valuation methods.

1.3.1.1 INTANGIBLE ASSETS

Intangible assets consist mainly in software. They are amortised on a straight-line, pro rata basis over a period of 1 to 3 years, with the exception of significant software items developed in-house, which are amortised on a straight-line basis over a period of 5 years.

1.3.1.2 TANGIBLE ASSETS

No change has been made to depreciation methods in comparison with previous financial periods. The depreciation methods used in compliance with tax legislation and calculated according to the estimated useful life of the asset are as follows:

Assets	Depreciation method
Buildings	Straight line 20 years
Fixtures and fittings in buildings	Straight-line 10 years
Plant, machinery and equipment	Straight-line or accelerated method 5 years
Transport equipment	Straight-line 4 years
Office and computer equipment	Straight-line or accelerated method 3 or 5 years
Furniture	Straight-line 10 years
Street furniture	Straight-line 7.3 years

1.3.1.3 FINANCIAL FIXED ASSETS

Equity interests appear in the balance sheet at the acquisition cost when the company acquired them and impairment depreciation is booked when their fair value falls below their acquisition cost.

The fair value of the companies included in the scope of consolidation is assessed on an overall basis by business segment (Street furniture, Billboard, Transport) in light of the critical importance of the network in JCDecaux's commercial offering.

The company thus reviewed the assets in these three business segments by reference to a fair value calculated, in particular, on the basis of the expected future discounted cash flows.

Any provisions to be set aside are set at an amount equal to the negative contribution of each business line to the Group's consolidated equity including adjustments for any capital gains or losses arising from the comparison of the book value of the assets recorded with their fair value.

However, the present value of equity interests is written down on a case-by-case basis when the following conditions are met:

- the lack of importance of such equity interests to the network as a whole,
- a particularly volatile economic environment rendering forecasts extremely difficult,
- negative results of tests carried out on the value in use.

Equity interests in non-consolidated companies and long-term investment securities are written down when their going concern value or fair value, assessed on a case-by-case basis, is lower than their historical cost.

The going concern value and fair value take into account the share in net equity and the projections of expected returns when such projections provide reasonable assurance.

When equity interests are sold, the FIFO method is applied.

1.3.2 Current assets

1.3.2.1 INVENTORIES AND WORK-IN-PROGRESS
Inventories of goods for resale, finished products and semi-finished products are valued at their purchase price. A depreciation reserve is booked on the basis of their fair value and the probability of their future sale.

1.3.2.2 RECEIVABLES
Allowances for doubtful receivables are set aside in case of disputed or overdue outstanding receivables, based on the estimated risk that the receivables are not collected.

1.3.2.3 PREPAID EXPENSES
In accordance with the accrual basis principle, expenses relating to 2003 and thereafter are recorded in this account.

1.3.3 Liabilities

1.3.3.1 LOSS AND CONTINGENCY PROVISIONS
Provisions are set aside to cover potential risks or anticipated charges.

1.3.3.2 PROVISIONS FOR RETIREMENT BENEFITS
Rights granted to employees currently working in the company give rise to a provision for retirement benefits. This provision is calculated on the basis of an actuarial valuation of the various parameters used in this area, less the amounts which have been paid to specialised bodies.

1.3.3.3 PREPAID INCOME
In accordance with the accrual basis principle, income relating to 2003 and thereafter is recorded in this account.

1.3.4 Foreign exchange transactions and financial instruments

1.3.4.1 FOREIGN EXCHANGE TRANSACTIONS
Payables, receivables and cash denominated in foreign currencies are shown on the balance sheet at their equivalent value in euros computed at year-end exchange rates. Any difference resulting from the revaluation of these foreign currency payables and receivables is recorded in the balance sheet under "unrealised foreign exchange gains and losses" within assets and liabilities.

1.3.4.2 FINANCIAL INSTRUMENTS
The purpose of interest rate hedging is to limit the impact of fluctuations in interest rates on loans taken out by the company.

Items are hedged by means of over-the-counter instruments with first-rate banking counterparties. The financial instruments used are mainly swaps, FRAs (Forward Rate Agreements) and interest rate options.

The purpose of foreign currency hedging is to protect the company against the impact of fluctuations in foreign currency exchange rates. The instruments used are mainly forward purchases and sales of foreign currency and foreign currency options.

2. NAME AND ADDRESS OF THE PARENT COMPANY INTO WHICH THE ACCOUNTS OF THIS COMPANY ARE CONSOLIDATED

Although this company publishes consolidated financial statements, its corporate financial statements are fully consolidated into the consolidated financial statements of the following company:

JCDECAUX HOLDING
17, Rue Soyer
92200 Neuilly sur Seine

3. INTANGIBLE ASSETS

In million euros	Amount as of January 1, 2002	Increase	Decrease	Amount as of December 31, 2002
Gross value	27.4	9.9	6.6	**30.7**
Amortisation and depreciation	(11.0)	(5.5)	(1.0)	**(15.5)**
Net value	16.4	4.4	5.6	15.2

Intangible assets mainly consist of software. Software acquired is amortised on a straight-line, pro rata basis over a period of 1 to 3 years.

Costs incurred, both internally and externally, for the development of significant software ("core business" software applications) are recorded in intangible assets and amortised on a straight-line basis over a period of 5 years. In accordance with current accounting standards, only the costs incurred in the detailed design phase and the programming, configuration, test and acceptance phases are booked in fixed assets.

Research and development costs incurred during the period are booked in expenses.

4. TANGIBLE ASSETS

In million euros	Amount as of January 1, 2002	Increase	Decrease	Amount as of December 31, 2002
Gross value	159.2	11.5	8.5	**162.2**
Depreciation	(97.9)	(16.8)	(4.2)	**(110.5)**
Net value	61.3	(5.3)	4.3	51.7

Gross value

In million euros	Amount as of January 1, 2002	Increase	Decrease	Amount as of December 31, 2002
Land	0.2	-	-	**0.2**
Buildings	36.8	1.0	0.2	**37.6**
Street furniture	0.8	-	0.2	**0.6**
Plant, machinery and equipment	23.1	1.6	0.2	**24.5**
Fixture and fittings	33.1	2.0	0.3	**34.8**
Transportation equipment	43.2	1.6	3.5	**41.3**
Office and computer equipment	20.3	2.1	0.2	**22.2**
Other	0.2	-	0.1	**0.1**
Fixed assets in progress	1.0	2.6	2.9	**0.7**
Advances and downpayments	0.5	0.5	0.9	**0.1**
Total	159.2	11.4	8.5	162.2

FINANCIAL STATEMENTS

Accumulated depreciation

In million euros	Amount as of January 1, 2002	Increase	Decrease	Amount as of December 31, 2002
Buildings	(17.6)	(2.9)	-	**(20.5)**
Street furniture	(0.7)	-	(0.2)	**(0.5)**
Plant, machinery and equipment	(13.2)	(3.3)	(0.2)	**(16.3)**
Fixtures and fittings	(19.1)	(2.4)	(0.3)	**(21.2)**
Transportation equipment	(32.1)	(5.2)	(3.4)	**(33.9)**
Office and comp. equip.	(14.9)	(3.0)	(0.1)	**(17.8)**
Re-usable packaging	(0.1)	-	-	**(0.1)**
Fixed assets in progress	(0.2)			**(0.2)**
Total	**(97.9)**	**(16.8)**	**(4.2)**	**(110.5)**

5. FINANCIAL FIXED ASSETS

In million euros	Amount as of January 1, 2002	Increase	Decrease	Amount as of December 31, 2002
Equity interests	1,818.7	53.8	45.5	**1,827.0**
Receivables from subsidiaries	91.3	90.2	84.0	**97.5**
Other long-term inv. securities	-	2.1	-	**2.1**
Loans and other financial fixed assets	62.7	38.1	38.8	**62.0**
Gross value	**1,972.7**	**184.2**	**168.3**	**1,988.6**
Amortisation and depreciation	(32.1)	(5.8)	(10.5)	**(27.4)**
Net value	**1,940.6**	**178.4**	**157.8**	**1,961.2**

Breakdown of the increase in equity interests

In million euros	
Avenir Centro (now JCDecaux España)	4.3
JCDecaux Salvador	0.1
JCDecaux Chile	0.2
JCDecaux Finland (exchange of shares following merger)	48.2
Red Portuguesa (exchange of shares following merger)	0.4
JCDecaux Macao	0.1
JCDecaux Mobilier Urbain	0.2
JCDecaux Norge	0.3
Increase in equity interests	**53.8**

Breakdown of the decrease in equity interests

In million euros	
Liquidation of JCDecaux Mobilier Urbain Genève	0.2
Sale of JCDecaux Salvador	0.3
Sale of JCDecaux UK (redemption of preferred shares)	5.0
Exchange of Maxivisio shares (following merger)	39.5
Exchange of Red Centro shares (following merger)	0.3
Liquidation of Stadtmöblierung Basel AG	0.2
Decrease in equity interests	**45.5**

The increase and decrease in receivables from controlled entities correspond to new loans and to the repayment of loans granted to subsidiaries.

"Other long-term investments" correspond to the redemption of 200,000 JCDecaux SA shares that were acquired without a specific purpose at an average price of €10.28, excluding commission.

6. INVENTORIES

In million euros	2002	2001
Raw materials and supplies	58.7	75.5
Work-in-progress	0.1	0.1
Finished products	0.6	1.8
Total gross value	59.4	77.4
Provision	(7.6)	(3.2)
Total net value	51.8	74.2

7. MARKETABLE SECURITIES

The portfolio consists of the following items:

In million euros	Number	Amount
OPCVM (Organisme de placement collectif en valeurs mobilières – unit trusts)		
NATEXIS Sécurité +	67	14.6
BAREP court terme	930	13.8
Total	997	28.4
Time deposit		
BNP	-	32.7
Total	-	32.7
Other marketable securities		
Hedging instruments GBP	-	0.8
Heading instruments SGD	-	0.1
Hedging instruments USD	-	10.6
Total	-	11.5
Total	0	72.6

The net realisable value of the marketable securities portfolio is €28.4 million.

The amount recorded under "Time deposit" (€32.7 million) is pledged as a guarantee on a portion of the commitment given on shares referred to in note 20.

8. CASH AND CASH EQUIVALENTS

In million euros	2002	2001
Banks and current accounts	22.64	15.07
Postal checking accounts	-	0.01
Petty cash	0.02	0.02
Total	22.66	15.1

9. DEFERRED CHARGES

In million euros	2002	2001
Project roll-out	-	0.2
Loan issuing costs	2.9	4.4
Convergence of accounting systems	0.4	0.8
Total	3.3	5.4

Within the scope of implementing shared service centers and the convergence of accounting systems with the Billboard and Transport divisions, the expenses incurred in 2001 to harmonise these systems have been deferred and will be expensed over a 2-year period.

The loan issuing costs relate to the renegotiation of bank debt in 2000 and are expensed over a period of 5 years.

10. MATURITY OF RECEIVABLES AND DEBTS

In million euros	Total	Less than 1 year	More than 1 year	More than 5 years
Receivables	369.9	355.1	14.8	-
Debts	932.7	452.7	479.8	0.2

The amounts shown in receivables include receivables from subsidiaries, other loans, as well as trade receivables and other receivables.

The company's debts include, in particular, the main source of financing for JCDecaux SA, i.e. the syndicated loan set up in 2000. The loan consists of two tranches: tranche "A" for a principal amount of €871 million, repayable in half-yearly installments until September 2005, and tranche "B" in the form of a line of credit for an amount of €502 million, payable in a single installment in September 2005. As of December 31, 2002, the outstanding amount of the syndicated loan was €631 million, against a total borrowing capacity of €1,133 million, i.e. an undrawn amount of €502 million.

The loan bears interest at EURIBOR plus a variable margin depending on the company's credit rating when a new amount is drawn down or each time the loan is renewed. Based on the company's current rating (Standard & Poor's: BBB, Moody's: Baa2), the margin is 0.60%.

The loan agreement limits the dividend distribution capacity of JCDecaux SA to 30% of consolidated net income for the fiscal year. Furthermore, the company will be subject to early repayment of the entire amounts borrowed if:

- the Decaux family no longer owns at least 50% of the share capital and voting rights of JCDecaux Holding, or,
- JCDecaux Holding no longer owns at least 50% of the share capital and voting rights of JCDecaux SA.

Finally, the loan agreement also contains financial commitments requiring JCDecaux SA and its subsidiaries to maintain a consolidated interest coverage ratio (consolidated EBITDA / consolidated interest) of more than 5 to 1, as well as a net consolidated debt to equity ratio (consolidated net debt / consolidated EBITDA) of below 3.5 to 1. Failure to maintain these ratios would constitute a situation of default that could lead to the early repayment of the loan. As of December 31, 2002, these two criteria had been met, with a consolidated interest coverage ratio of 11.2 and a consolidated debt to equity ratio of 1.5.

11. PREPAID INCOME AND EXPENSES

In million euros	2002	2001
Leasing of advertising sites	**5.1**	4.5
Financial instruments (premiums on interest rate options)	**0.7**	2.8
Miscellaneous maintenance costs	**1.1**	-
Prepaid expenses	**6.9**	7.4
Unrealised foreign exchange losses	**14.3**	3.1
Total adjustment accounts (assets)	21.2	10.5

In million euro	2002	2001
Leasing of advertising sites	**8.9**	8.2
Financial instruments (premiums on interest rate options)	**0.05**	0.2
Miscellaneous	**0.05**	0.2
Prepaid income	**9.0**	8.6
Unrealised foreign exchange gains	**12.7**	7.7
Total adjustment accounts (liabilities)	21.7	16.3

12. SHAREHOLDERS' EQUITY

In million euros	01/01/2002	Allocation of 2001 income	Variation 2002	December 31, 2002
Capital	3.4			**3.4**
Share premium	683.3			**683.3**
Merger premium	159.1			**159.1**
Contribution premium	244.0			**244.0**
Legal reserve	0.3			**0.3**
Net long-term capital gains reserve	21.8			**21.8**
Other reserves	3.1			**3.1**
Retained earnings	249.1	17.2		**266.3**
Income for the fiscal year	17.2	(17.2)	54.6	**54.6**
Regulated provisions	5.4		2.1	**7.5**
Total Shareholders' equity	**1,386.7**	**0**	**56.7**	**1,443.4**

As of December 31, 2002, share capital amounts to €3,378,284.27 and consists of 221,600,760 fully paid-up shares.

Within the scope of the stock option plan approved by the General Meetings of Shareholders of March 23, 2001 and May 23, 2002, the Executive Board of Directors granted 88,096 stock options in 2002, bringing the number of stock options allotted as of December 31, 2002 to 4,191,800, broken down as follows:

Date of issuance	06/21/2001	07/20/2001	12/14/2001	12/13/2002
Number of options issued	3,283,126	480,578	340,000	**88,096**
Stock option strike price	€16.50	€15.46	€11.12	**€10.68**
Expiry date	06/21/2008	07/20/2008	12/14/2008	**12/13/2009**

As of December 31, 2002, JCDecaux Holding owns 69.52% of the company's share capital.

On September 16, 2002, Artisan Funds Inc. A Milwaukee (US) disclosed that it held 3.14% of the company's capital as of said date, i.e. 6,949,356 shares.

The company did not pay any dividends. In any event, the current loan agreement (see note 10) limits the company's dividend payments to 30% of consolidated net earnings for each fiscal year.

13. LOSS AND CONTINGENCY PROVISIONS

In million euros	Amount as of January 1, 2002	Allowances 2002	Reversals 2002 [2]	Amount as of December 31, 2002
Contingency provisions				
Other deductible provisions	1.0	1.6	0.8	**1.8**
Other non-deductible provisions [1]	0.6	3.0	0.6	**3.0**
Provisions for losses				
Provision for retirement benefits	1.7	0.9	-	**2.6**
Restructuring provisions	0.4	-	0.4	**-**
Total	**3.7**	**5.5**	**1.8**	**7.4**

(1) Mainly a provision for foreign exchange losses.
(2) All reversals of provisions correspond to expenses incurred during the fiscal year.

14. UNRECORDED DEFERRED TAXATION

Reduction (+) and increase (-) in the future tax charge

In million euros	2002	2001
Ordinary losses	42.2	33.4
Depreciation and amortisation carried forward	45.5	-
Retirement benefits	2.6	1.7
Other loss and contingency provisions	-	-
Unrealized capital gain on marketable securities	-	-
Employee profit-sharing	-	-
Special social security tax	0.5	0.6
Unrealized foreign exchange gains and losses	0.4	3.1
Deferred charges	(0.4)	(5.4)
Net long-term capital losses	21.8	29.1
Software	(3.3)	(4.2)
Other	13.2	15.6
Total	122.5	73.9

The capital gain recorded in 2000 resulting from the absorption of SEG and SFCM by means of a merger with JC Decaux Mobilier Urbain was accorded the preferential tax treatment provided for under Article 210 A of the French Tax Code. As JC Decaux SA does not intend to sell its shares in JC Decaux Mobilier Urbain, this capital gain was not taken into account in the company's deferred taxes. As the share contributions and mergers which took place in 2000 and 2002 were also carried out subject to tax deferral, these items were not included in the company's deferred taxes as stated, as the company does not intend to sell the shares contributed.

15. BREAKDOWN OF REVENUES

In million euros	2002	2001
France	509.1	545.6
Export	68.8	84.7
Total	577.9	630.3

In million euros	France	Export
Administrative and financial services	32.0	8.7
Sale of advertising space	272.2	9.7
Other services	204.9	50.4
Total	509.1	68.8

Revenues include the sale of advertising space for the Street Furniture business in France, the provision of services provided to non-advertiser clients (local authorities), the sale of street furniture to French and foreign subsidiaries, as well as technical and administrative services provided to all of the Group's French companies.

16. FINANCIAL INCOME

Financial income amounts to €16.0 million in 2002, compared to €41.3 million in 2001, i.e. a decrease of €25.3 million. This decrease is mainly due to the decrease in dividends received (€52.4 million, compared to €98.8 million in 2001, i.e. a decrease of €46.4 million). The decrease in such dividends was offset to a certain extent by a decrease in net financial charges by €12.3 million, due to the combined impact of a decrease in JCDecaux SA's debt and lower interest rates. In 2002, JCDecaux SA generated foreign exchange gains.

Furthermore, the company forgave debts for a total amount of €14 million, of which €10.1 million was owed to it by its subsidiaries in Australia. Forgiveness of the debts was subject to a return-to-profit clause.

17. NON-RECURRING INCOME AND CHARGES

In million euros	2002	2001
Net Book Value of assets sold	0.4	0.2
Provision for setting up foreign operations	-	3.0
Sale/contribution of shares	45.5	146.4
Manufacturing ERP depreciation accrual	2.1	1.0
Miscellaneous	1.1	1.3
Impairment of RCI shares	-	6.0
Tax derogative depreciation	3.4	-
Total non-recurring charges	52.5	157.9

In million euros	2002	2001
Income from assets sold	0.3	0.2
Release of provision for setting up foreign operations	1.3	1.0
Sale/contribution of shares	54.4	-
Miscellaneous	0.5	138.2
Sale of former MCPE fixed assets	-	1.2
Manufacturing ERP depreciation reversal	1.0	-
Total non-recurring income	57.5	140.6

The movements regarding sales of shares in 2002 mainly fall within the scope of the mergers which took place in Finland and Portugal.

In 2001, the movements regarding sales of securities mainly related to transactions which led to the takeover of the company Gewista. As part of this transaction, JCDecaux SA contributed its equity interests in Société Générale d'Affichage (a Swiss company).

18. ACCRUED INCOME AND EXPENSES

In million euros	2002	2001
Accrued expenses		
Long-term debt		
Bank borrowings	**0.4**	1.5
Miscellaneous loans and long-term debt	**1.6**	0.1
Operating liabilities		
Trade payables and related accounts	**40.9**	38.5
Tax and social security liabilities	**22.1**	18.2
Miscellaneous liabilities		
Debts related to fixed assets and related accounts	**1.0**	2.0
Other liabilities	**19.9**	20.4
Cash instruments	**0.7**	0.1

In million euros	2002	2001
Accrued income		
Financial fixed assets		
Receivables from subsidiaries	**1.9**	1.2
Loans	**0.1**	0.4
Other investments	**0**	0
Operating receivables		
Trade notes and related accounts	**6.0**	7.0
Other receivables	**10.5**	10.3
Miscellaneous receivables		
Accrued dividends	**10.1**	10.6
Cash instruments	**1.5**	2.1
Cash and cash equivalents (retrocession)	**0.1**	0.4

19. BREAKDOWN OF INCOME TAX

In million euros	Income before taxes	Taxes	Income after taxes
Current income	42.4	6.0	48.4
Non-recurring income	5.0	1.5	6.5
Employee profit-sharing	(0.3)	-	(0.3)
Income	47.1	7.5	54.6

A tax consolidation agreement, in which the JCDecaux SA is the head of the consolidated tax group, came into effect as of January 1, 2002 and included the following companies:

- JCDecaux Mobilier Urbain
- Avenir
- JCDecaux Airport France
- JCDecaux Publicité Lumineuse
- SEMUP
- DPE

Pursuant to the provisions of this agreement and in accordance with current regulations, each tax-consolidated company determines its taxable income and calculates its corporate income tax as if there was no tax consolidation. The tax expense is recorded by the tax-consolidated company, and corporate income tax is payable to the consolidating company which then pays it to the tax authorities. In the event of a tax loss for the consolidated company, the tax saving represents an immediate gain for the consolidating company. In 2002, this gain amounts to €7.5 million (amount recorded in income tax).

If there was no tax consolidation agreement, no tax would have been recorded by JCDecaux SA.

If one of the Group's subsidiaries leaves the consolidated tax group, for whatever reason, the parties will have to analyse the consequences.

As of December 31, 2002, the consolidated tax group has no tax loss carryforwards.

20. OFF-BALANCE SHEET COMMITMENTS OTHER THAN FINANCIAL INSTRUMENTS

In million euros	12/31/02
Commitments given	
Counter-guarantees on contracts [1]	19.4
Sureties, security and guarantees [2]	89.6
Pledges, mortgages and real security [3]	32.7
Commitments given on shares [4]	212.0
Total	**353.7**
Commitments received	
Commitments received on shares [4]	219.0
Undrawn line of credit	502.0
Forgiveness of debt (return-to-profit clause)	12.2
Total	**733.2**

(1) - including counter-guarantees issued by the company on behalf of subsidiaries: €13.2 million.
- including counter-guarantees issued by banks on behalf of subsidiaries: €6.0 million.
- including counter-guarantees issued by the banks on behalf of the company: €0.2 million.
These correspond primarily to performance of contracts granted within the scope of the concession agreement entered into.
(2) - including those issued by the company for bank lines of credit granted to subsidiaries: €87.9 million.
- including those issued by banks on behalf of subsidiaries: €1.7 million.
(3) A portion of marketable securities (€32.7 million) is pledged as surety for a portion of the commitment given on shares.
(4) Commitments on shares have been given and received, in particular in relation to expansion programs.

One of our partners has informed the company of its wish to terminate the cooperation agreement in fiscal year 2003, in full compliance with the terms and conditions for withdrawal of a partner that were provided for in the cooperation agreement. In this respect, the joint company will be split up and the assets divided up pursuant to the cooperation agreement. Furthermore, our agreements provide for reciprocal rights of sale and purchase. If the sale option was to be exercised, the company would be required to pay €138 million.

Therefore, commitments given and received on shares, amounting to €212 million and €219 million, respectively, comprise €138 million in commitments given on shares and €145 million in commitments received on shares, in connection with the above-mentioned transaction.

Moreover, commitments given on shares include a right of sale in favor of our partners for an amount of €74 million, that may be exercised between January 1, 2009 and December 31, 2009.

21. FINANCIAL INSTRUMENTS

The company uses derivative instruments only for hedging against interest and foreign exchange rate risks.

HEDGING OF FOREIGN EXCHANGE RISK

The company is exposed to foreign exchange risks due to its foreign operations. Such risks are primarily related to commercial transactions (purchases of raw materials) and financial transactions (refinancing of cash flow and cash-flow recycling for foreign subsidiaries).

The latest maturity date for these agreements is April 15, 2003.

As of December 31, 2002, the company has entered into the following hedging agreements:

In million euros	Financial assets	Financial liabilities	Assets / Liabilities	Off-balance sheet (year-end rate)	Contingent positions	Difference
USD	74.6	0.2	74.4	(45.6)	-	28.8
GBP	25.5	2.2	23.3	(12.0)	-	11.3
SGD	2.8	1.9	0.9	1.2	-	2.1
SEK	11.8	-	11.8	(1.0)	-	10.8
AUD	1.5	-	1.5	-	-	1.5
NOK	2.9	-	2.9	(1.0)	-	1.9
DKK	2.1	-	2.1	(2.0)	-	0.1
JPY	0.9	-	0.9	-	-	0.9
HKD	1.1	5.5	(4.4)	5.3	-	0.9
THB	0.2	-	0.2	-	-	0.2
Other currencies	0.1	0.5	(0.4)	-	-	(0.4)
Total	123.5	10.3	113.2	(55.1)	-	58.1

The market value of these financial instruments as of December 31, 2002 is €10.5 million.

HEDGING OF INTEREST RATE RISK

The company is exposed to interest rate risk on the syndicated loan taken out at a variable rate. In order to protect itself against a rise in EURIBOR rates, the company has entered into hedges in the form of fixed-rate swaps, standalone purchases of caps, or caps financed by sales of caps or floors.

As of December 31, 2002, the company has entered into the following interest rate hedging agreements:

- Caps purchased for an amount of €483 million, and maturing between March 2003 and September 2005; none of these caps was in use as of December 31, 2002.
- Caps sold for an amount of €76.2 million, and maturing in March 2003; none of these caps was in use as of December 31, 2002.
- Floors sold for an amount of €140 million and maturing between December 2003 and September 2005, of which €40 million were in use as of December 31, 2002.
- Fixed-rate swaps for an amount of €20 million, maturing in December 2003.

The market value of these financial instruments as of December 31, 2002 is €(1.9) million.

22. COMPENSATION OF SENIOR EXECUTIVES

Fees paid to members of the Supervisory Board in respect of 2002 amount to €73,175.52.

Fees paid to the members of the Executive Board of Directors amount to €2,099,484

23. HEADCOUNT

The breakdown of average headcount per category is as follows:

Category	2002	2001
Executives	354	372
Executive equivalents	148	151
Supervisors	455	472
Office staff	1,767	1,917
Total	2,726	2,912

FINANCIAL STATEMENTS

24. TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

Balance sheet (gross value)

In million euros	2002	2001
Financial fixed assets		
Equity interests	**1,827.1**	1,818.7
Provisions for loss in value of equity interests	**(25.2)**	(32.2)
Receivables from subsidiaries	**97.2**	91.3
Provisions for loss in value of receivables from subsidiaries	**(2.3)**	0
Loans	**60.2**	60.8
Deposits and sureties paid	**0.5**	0.5
Receivables		
Trade notes and related accounts	**61.1**	74.1
Other receivables	**29.2**	52.5
Prepaid expenses	**5.0**	4.5
Cash and cash equivalents	**8.5**	1.9
Liabilities		
Bank borrowings	**43.3**	24.3
Miscellaneous loans and long-term debt	**90.2**	77.0
Deposits and sureties received	**0.2**	0.2
Trade payables and related accounts	**32.6**	31.6
Other liabilities	**5.7**	0.8
Amounts due on fixed assets and related accounts	**0.2**	0.2
Prepaid income	**0.1**	0.2

Income statement items

In million euros	2002	2001
Operating charges	**234.4**	225.8
Operating income	**284.6**	344.9
Financial charges		
Interest and similar charges	**3.6**	4.3
Losses on receivables from subsidiaries	**14.0**	3.6
Allocation to loss and contingency provision for financial transactions	**6.5**	-
Financial income		
Income from equity interests	**52.4**	98.8
Interest	**7.2**	9.0
Reversal of provision	**10.7**	-
Non-recurring charges		
Net book value of financial fixed assets sold	**45.5**	-
Non-recurring income		
Non-recurring income	**1.6**	-
Employee profit-sharing	**0.3**	-

In addition to companies liable to be fully consolidated, related companies are considered to include companies which are accounted for under the proportional consolidation method in JCDecaux SA's consolidated financial statements.

25. FIVE-YEAR FINANCIAL SUMMARY

Type of data	1998 [2]	1999 [2]	2000 [2]	2001	2002
Capital at the end of the fiscal year					
Share capital (in euros)	2,606,223	2,606,223	2,685,961	3,378,284	**3,378,284**
Number of common shares	170,957	170,957	176,187,464 [1]	221,600,760	**221,600,760**
Maximum number of future shares to be created (stock options)	-	-	-	4,103,704	**4,191,800**
Operations and income for the fiscal year (in euros)					
Revenues excluding taxes	45,744,112	58,560,241	80,838,546	630,311,692	**577,865,331**
Income before taxes and calculated charges (deprec./amort. and provisions)	91,290,327	15,842,901	123,072,510	77,196,352	**80,973,816**
Income tax	2,608,447	(1,778,156)		10,901,232	**(7,548,673)**
Employee profit-sharing	-	-	-	-	**347,036**
Income after taxes and calculated charges (deprec./amort. and provisions)	76,021,465	8,681,878	104,811,683	17,208,957	**54,559,112**
Dividends paid	-	24,237,871	-	-	-[3]
Earnings per share (in euros)					
Income after taxes but before calculated charges (deprec./amort. and provisions)	514	103	0.70	0.30	**0.40**
Income after taxes and calculated charges (deprec./amort. and provisions)	445	51	0.59	0.08	**0.25**
Net dividend allocated to each share	-	141.8	-	-	-[4]
Personnel					
Average headcount during the fiscal year	7	7	9	2,912	**2,726**
Amount of payroll for the fiscal year (in euros)	848,612	906,803	2,594,782	79,059,056	**85,335,562**
Amounts paid in the fiscal year for social benefits (Social Security, welfare organizations, etc.) (in euros)	333,833	306,072	575,803	29,648,524	**32,273,264**

(1) In 2000, the company carried out a thousand-for-one split of the shares making up the share capital.
(2) The data provided for fiscal years 1998 to 2000 is data relating to JCDecaux SA, as comparable data with respect to 2001 (impact of mergers) is not available.
(3) The projected distribution of dividends for 2002 referred to in the 2002 financial summary has not yet been approved by the General Meeting of Shareholders.
(4) Subject to approval by the General Meeting of the proposed allocation of earnings.

26. TABLE OF SUBSIDIARIES AND EQUITY INTERESTS AS OF DECEMBER 31, 2002

In thousand euros

Company Information regarding the subsidiaries and equity interests with significant balance sheet values	Capital in local currency	Other equity [1] in euros	Share in capital as %	Balance sheet value of shares held in euros Gross
Subsidiaries in France				
SOMUPI	€762	451	66	1,135
SOPACT	€229	1,978	50	1,042
JCDECAUX MU	€993	25,383	100	233,677
SEMUP	€831	21,166	100	39,471
DPE	€152	(1,027)	27.71	3,167
AVENIR	€26,805	190,612	100	608,462
JCDX PUBLICITE LUMINEUSE	€778	2,138	100	30,390
GOMMAGE GRAFFITIS	€76	(14)	49.7	76
JCDECAUX AIRPORT	€768	4,711	100	98,799
RCI	€15	8	99.90	6,565
Foreign subsidiaries				
JCDX FINLANDE	432 EUR	29,625 EUR	89.89	58,671
JCD BELGIQUE	155 EUR	8,687 EUR	100	42,193
ACM BELGIQUE	62 EUR	895 EUR	100	4,320
JCD LUXEMBOURG	1,048 EUR	172 EUR	100	1,539
JCDECAUX CEE	2,067 EUR	227,157 EUR	58.5	161,334
EL MOBILIARIO URBANO	3,005 EUR	15,511 EUR	100	11,988
JCDX & SIGN (formerly CEMUMA)	3,606 EUR	6,217 EUR	75	2,832
JCD UK	5,500 GBP	7,113 GBP	100	7,926
JCD DEUTSCHLAND	8,232 EUR	9,618 EUR	100	18,661
ACM GmbH	77 EUR	81 EUR	100	1,726
JCD MESTSKY	120,000 CZK	(98,268) CZK	96.2	3,092
JCD SVERIGE	75,000 SEK	33,790 SEK	96.46	25,761
IP DECAUX	500,000 KRW	(194,050) KRW	50	213
JCDECAUX ATLANTIS	2,705 EUR	(283) EUR	80	2,114
JCDX STREET FURNITURE	22,510 AUD	40 AUD	100	14,597
PURBE	60 EUR	12 EUR	100	37,847
MC DECAUX INC. JAPON	10,000 JPY	(239,469) JPY	60	66
JCDX PORTUGAL	1,247 EUR	22,006 EUR	0.15	253
JCDX DO BRAZIL	5,367 BRL	(12,928) BRL	100	3,962
JCDX NORGE	130,000 NOK	(52,702) NOK	75.38	12,021
JC DECAUX CHILIE	122,236 CLP	-	99.9	207
JCDX MACAO	1,000 MOP	-	-	114
JCD SLOVAKIA	7,300 SKK	24,687 SKK	100	184
V K M BV	18 EUR	(3,800) EUR	50	9
AFA JCD	7,200 DKK	23,778 DKK	50	2,209
JCDX NETHERLAND BV (formerly PUBLEX)	20 EUR	2,616 EUR	50	3,260
JCDX SINGAPOUR	7,500 SGD	(7,365) SGD	100	4,495
JCDX ARGENTINE	14 ARS	5,387 ARS	99.93	8,448
JCDX PUBLICITE LUMINEUSE NV	1,735 EUR	162 EUR	9.29	274
MC DECAUX TAIWAN	1,000 TWD	21 TWD	60	33
JCDECAUX ASIA	5,510 SGD	10,988 SGD	100	23,384
JCDECAUX NORTH AMERICA	104,694 USD	22 USD	100	293,809
IGP DECAUX	7,391 EUR	64,304 EUR	20.48	34,861
JCDECAUX SALVADOR	5,200 BRL	(7,284) BRL	90	2,284
PLACA SARL	13 EUR	549 EUR	55	5,087
RED PORTUGUESA PUB. EXT.	383 EUR	818 EUR	52.3	10,138
JCDECAUX ESPANA	4,913 EUR	1,767 EUR	100	4,343

(1) Shareholder's equity excluding share capital and net income for the fiscal year.
(2) A provision for setting up foreign operations has been set aside for the total value of the equity interests.

[B]alance sheet value [of] shares held [i]n euros [N]et	Loans and advances granted by the company and not repaid	Amount of guarantees and sureties provided by the company in euros	Revenues for the 2002 fiscal year in euros	Net income (loss) for the 2002 fiscal year in euros	Dividends received by the company in the fiscal year in euros
1,135	-	-	17,958	2,520	858
1,042	-	-	12,024	616	112
233,677	-	-	243,661	37,874	8
39,471	-	-	34,456	8,127	10,355
3,167	2,063	-	15,218	2,599	0
608,462	-	-	175,140	11,724	0
30,390	-	-	6,109	1,934	1,276
76	-	-	0	(2)	0
98,799	-	-	30,595	936	2,400
0	-	-	1,008	(347)	330
58,671	-	-	28,377	5,758	-
42,193	4,007	-	27,408	(535)	600
4,320	-	-	-	1,121	900
1,539	-	-	1,453	204	160
161,334	-	-	-	8,034	-
11,988	47,278	4,383,935	43,063	2,997	-
2,832	-	-	14,621	6,623	3,300
7,926	1,660	-	69,125	11,348	9,992
18,661	3,659	-	49,020	9,915	8,336
1,726	-	-	11,219	5,002	4,800
3,092	-	-	4,631	1,678	-
25,761	7,569	-	32,138	(2,512)	-
213	-	2,819,676	531	(517)	-
2,114	2,523	2,404,048	2,593	110	-
10,169	1,471	19,939,642	-	(12,152)	-
37,847	-	-	4,581	2,625	2,716
66	-	4,292,950	516	(2,039)	-
253	-	199,519	34,389	5,192	96
225	119	506,606	-	978	-
12,021	2,440	6,366,485	8,457	2,285	-
207	-	2,764,260	1,615	(1,408)	-
114	-	764,024	384	60	-
184	-	-	1,244	405	-
9	-	-	-	3,909	1,936
2,209	2,019	9,317,622	11,455	274	-
3,260	-	-	36,584	6,551	3,888
-	589	946,582	4,517	(1,060)	-
2,495	-	-	517	477	-
274	-	-	1,852	252	29
33	-	-	-	-	-
23,384	-	-	-	1,429	-
293,809	8,391	4,050,252	1,199	754	-
34,861	-	-	80,680	292	-
2,284[2]	10,571	-	845	(6,153)	-
5,087	-	-	5	1,301	194
10,138	-	-	8,507	(655)	60
4,343	-	-	-	(2,236)	-

FEES PAID TO OUR STATUTORY AUDITORS AND THEIR ASSOCIATES

	Barbier Frinault & Autres		Fiduciaire Révisunion	
	In thousand euros	%	In thousand euros	%
Audit				
Audit, certification and examination of consolidated and corporate financial statements	594	55%	260	100%
Related services	148	14%		0%
Subtotal	742	69%	260	100 %
Other Services				
Legal and tax	233	22%		0%
Consulting for IT systems		0%		0%
Internal audit	91	8%		0%
Other	8	1%		0%
Subtotal	331	45%	0	0%
Total	1,072	100%	260	100%

LEGAL AND FINANCIAL INFORMATION

CORPORATE GOVERNANCE 94

Executive Board and Supervisory Board 94
Powers of our Executive Board and Supervisory Board 95
Management compensation 99

OUR SHAREHOLDERS 101

Principal shareholders 101
Shareholder relations 102

OUR SHARE CAPITAL 103

General information 103
Stock options 107
Companies which own a controlling interest in our company 109
Pledges and guarantees 109
Dividends 110

STOCK PERFORMANCE 111

2002 Stock performance 111
Trend in trading price and trading volume 112

LEGAL INFORMATION 113

General information 113
History 113
Articles of association 114
Risk factors 115
Litigation 118
Principal subsidiaries and affiliates 119
Relationship with JCDecaux Holding 119
Organisational chart 120

CORPORATE GOVERNANCE

Our Company is organised as a corporation with an Executive Board and Supervisory Board (*société anonyme à Directoire et Conseil de Surveillance*).

1. EXECUTIVE BOARD AND SUPERVISORY BOARD

1.1 EXECUTIVE BOARD

The Executive Board presently has 5 members appointed by the Supervisory Board. Mr. Jean-Charles and Mr. Jean-François Decaux both use the title of Co-Chief Executive Officer for business purposes and public relations, and both have the same authority to represent our Company in dealing with third parties.

Name	Age	Position	Beginning of Term of Office	End of Term of Office
Jean-Charles Decaux	33	Chairman and Co-Chief Executive Officer	October 9, 2000	May 14, 2003
Jean-François Decaux	43	Co-Chief Executive Officer	October 9, 2000	May 14, 2003
Robert Caudron	54	Member	October 9, 2000	May 14, 2003
Gérard Degonse	55	Member	October 9, 2000	May 14, 2003
Jeremy Male	45	Member	October 9, 2000	May 14, 2003

Jean-Charles Decaux has been Chairman of the Executive Board since July 4, 2002, and co-CEO since October 9, 2000. He joined the Group in 1989 to create and develop the Company's operations in Spain. He currently manages our business in Southern Europe, Asia, and South America. He also serves as Chairman of Avenir and as a member of the Board of Directors and as Acting Chief Executive Officer of JCDecaux Holding.

Jean-François Decaux has been co-Chief Executive Officer of our Company since July 4, 2002. He has been a member of the Executive Board since October 9, 2000. He joined the Group in 1982 as Director Advertising Sales of JCDecaux Germany and is today responsible for our business in Northern and Central Europe, North America, and Australia. He also serves as a Member of the Board of Directors and as Acting Chief Executive Officer of JCDecaux Holding.

Robert Caudron has been a Member of the Executive Board since October 9, 2000. Since July 1, 2000 he has also served as Chief Operating Officer. He joined the JCDecaux group in December 1984 as Financial Director of JCDecaux Mobilier Urbain.

Gérard Degonse has been a Member of the Executive Board since October 9, 2000. He has been Chief Financial Officer since joining our Company in June 2000. Prior to that time, he served as Director of Finance-Treasurer of Elf Aquitaine and as VP Treasurer-Company Secretary of Eurodisney.

Jeremy Male has been a Member of the Executive Board since October 9, 2000. He joined JCDecaux in August 2000 as President of our subsidiary in the United Kingdom. In this capacity, he oversees advertising operations in 14 countries throughout Northern Europe, Eastern Europe, and Scandinavia. Prior to that, he was Director of European Operations for TDI (Viacom Group) and has held numerous management positions in consumer goods companies, such as Jacobs Suchard and Tchibo.

1.2 SUPERVISORY BOARD

Name	Age	Position	Beginning of Term of Office	End of Term of Office
Jean-Claude Decaux	65	Chairman	October 9, 2000	May 14, 2003
Jean-Pierre Decaux	59	Vice-Chairman	October 9, 2000	May 14, 2003
Christian Blanc	60	Member	October 9, 2000	May 14, 2003
Pierre-Alain Pariente	67	Member	October 9, 2000	May 14, 2003

Jean-Claude Decaux has been the Chairman of our Supervisory Board since October 9, 2000. He is the founder of the JCDecaux group and serves as Chairman of the Board of Directors and Chief Executive Officer of JCDecaux Holding.

Christian Blanc has been a member of our Supervisory Board since October 9, 2000. He is currently on the Board of Directors of Cap Gemini, Carrefour, and Thomson Multimédia. He served as the Chairman of Merrill Lynch France and as the Chairman and Chief Executive Officer of Air France and the RATP (Paris Transit Authority). Christian Blanc is a deputy member of the French National Parliament elected in Yvelines and is an independent member of our Supervisory Board in line with the recommendations of the Bouton report on corporate governance.

Jean-Pierre Decaux has been the Vice-Chairman of our Supervisory Board since October 9, 2000. He was the Chairman of the Group's subsidiary RPMU (*Régie Publicitaire du Mobilier Urbain*) before it was absorbed by JCDecaux SA.

Pierre-Alain Pariente has been a member of our Supervisory Board since October 9, 2000. He worked in various capacities within our Group from 1970 until February 2000, including as Commercial Director of the Group's subsidiary RPMU.

2. POWERS OF OUR EXECUTIVE BOARD AND SUPERVISORY BOARD

2.1 OPERATION OF OUR EXECUTIVE BOARD AND SUPERVISORY BOARD

Articles 11 *et seq.* of our Articles of Association relating to our corporate governance were amended by the General Shareholders' Meeting held on October 9, 2000 to create an Executive Board and a Supervisory Board. They were also harmonised by the Ordinary and Extraordinary General Shareholders' Meeting held on May 23, 2002 with the provisions of the Law of May 15, 2001 on New Economic Regulations.

Executive Board

Our Executive Board must consist of at least two and not more than seven members, each of whom is appointed for a term of three years. Incumbent members of the Executive Board may be re-appointed for consecutive terms. They may be removed at any time by a General Meeting of Shareholders, or by the Supervisory Board. In case of removal without fair cause (*juste motif*), a member of the Executive Board may be entitled to damage compensation.

Our Supervisory Board appoints the Chairman from among the members of the Executive Board and determines the length of his term of office. The Supervisory Board may also appoint a Vice-Chairman from among the members of the Executive Board.

Our Executive Board meets as often as our corporate interest requires, either at our registered office or at any other place as may be indicated in the notice of the meeting. Meetings of the Executive Board are called by its Chairman, or in his absence, by half its members, and may be called by any means, including by voice.

Meetings of the Executive Board are chaired by its Chairman or, in his absence, by the Vice-Chairman or, otherwise, by a member of the Executive Board chosen at the beginning of the meeting.

If the Executive Board consists of only two members, actions must be taken unanimously. If it has more than two members, actions are taken by a majority of the members present or represented. In the event of a tie, the person chairing the meeting has the deciding vote.

Our Executive Board has the broadest possible authority to act in all circumstances on behalf of our company, exercising its authority within the limits prescribed by our corporate purposes and subject to the powers expressly reserved to the shareholders and the Supervisory Board.

A member of the Executive Board may accept an appointment to serve on the Executive Board or as sole General Manager of another company only on terms and conditions set forth in the French Code of Commerce.

The Executive Board met 11 times in 2002. The average attendance rates at such meetings was 96.4%. Our Executive Board does not have any internal regulations.

Supervisory Board

Our Supervisory Board must consist of at least three and not more than eighteen members, each of whom is appointed for a term determined by the General Meeting of Shareholders that appointed him or her. This term may not be longer than six years. Incumbent members of the Supervisory Board may be re-appointed for consecutive terms. They may be removed at any time by a General Meeting of Shareholders. Each member of the Supervisory Board must hold at least two of our shares.

The Supervisory Board elects a Chairman and a Vice-Chairman from among its members, who are responsible for giving notice of and chairing its meetings. The Supervisory Board determines the amount of their compensation. The Chairman and Vice Chairman must be individuals. They are appointed for the same term of office as their membership on the Supervisory Board and they may be reappointed.

A member of the Supervisory Board may accept appointment to serve on the Supervisory Board of another company only on terms and conditions set forth in the French Code of Commerce.

The Supervisory Board meets as often as our corporate interest requires and at least once every quarter to hear the report of the Executive Board, either at our registered office or at such other location as indicated in the notice of the meeting.

The Supervisory Board may adopt internal rules and regulations for its own governance providing, among other things, for the creation of one or more committees having whatever tasks it may wish to assign to them and also that members of the Supervisory Board may be deemed present for quorum and voting purposes if they participate in meetings via videoconference on the terms and conditions set forth in the French Code of Commerce.

Supervisory Board meetings are chaired by the Chairman or, in his absence, by the Vice-Chairman or, otherwise, by any member chosen by the Supervisory Board at the beginning of the meeting.

Actions must be taken by a majority of the members present or represented. In the event of a tie, the person chairing the meeting has the deciding vote.

Our Supervisory Board oversees the management of our Company by the Executive Board. The Supervisory Board may review or investigate our Company's operations at any time it deems appropriate and may request any documents that it believes are necessary for this purpose. At least once every quarter, the Executive Board must report to the Supervisory Board on our Company's business and affairs. Within three months following the end of each fiscal year, the Executive Board must present to the Supervisory Board, for its review and approval, the financial statements for the period. The Supervisory Board must present its report to the annual General Meeting of Shareholders on the report of the Executive Board, as well as on the financial statements for the period.

The Supervisory Board held five meetings during fiscal year 2002. The attendance rate at such meetings was 100%. Christian Blanc, who has never had any employment agreement with JCDecaux or received any compensation from the Group other than for attending Supervisory Board meetings, is the only independent member of the Supervisory Board. A second independent member will be proposed at the 2003 General Shareholders' Meeting and we intend for half of the members to be independent by 2004. Our selection of independent Supervisory Board members is based upon their knowledge of the international geopolitical environment in which we are developing our business, their experience in strategic planning and their understanding of the economic aspects of our business. Our Supervisory Board does not have any internal regulations.

Our Supervisory Board has regularly approved the regulated agreements described in the special report of our statutory auditors. Since the end of the fiscal year, no new regulated agreements have been entered into.

2.2 COMMITTEES OF THE SUPERVISORY BOARD

A Compensation Committee and an Audit Committee have been created by the Supervisory Board.
The Compensation Committee consists of three members, Mr. Jean-Claude Decaux, Mr. Jean-Pierre Decaux, and Mr. Christian Blanc, and is responsible for setting the variable portion of the compensation of our officers and directors, changes in the fixed portion of their compensation and their allocation of stock options. It is chaired by Christian Blanc. It held one meeting during fiscal year 2002 in order to set the fixed and variable compensation to be paid in 2003 to members of the Executive Board, the number of stock options to be granted to members of the Executive Board in 2002, and the total number of stock options to be granted in 2003 to the principal managers of the Group.

The Audit Committee, consisting of all Members of the Supervisory Board, was created at the end of 2002. It is responsible for overseeing the procedures relating to preparation and establishment of the annual financial statements. It held its first meeting on March 18, 2003 to review, with our statutory auditors, the procedures followed in preparing the 2002 financial statements.

The working guidelines of our Compensation and Audit Committees will be defined by internal regulations that we plan to adopt during the 2003 fiscal year.

2.3 OFFICES AND DIRECTORSHIPS

The offices held by members of the Executive Board and of the Supervisory Board in other companies inside and outside of our Group are listed below:

Executive Board

Mr. Jean-Charles Decaux - Chairman

Company	Position
JCDecaux SA	Chairman of the Executive Board
JCDecaux Holding (France)	Director – Acting Chief Executive Officer
Avenir (France)	Chairman
JCDecaux Airport France (France)	Chairman
JCDecaux España (Spain)	Chairman
El Mobiliario Urbano SA (Spain)	Acting Director
El Mobiliario Urbano de Madrid SA (Spain)	Sole Director
JCDecaux Cevasa SA (Spain)	Chairman of the Board of Directors
JCDecaux Atlantis (Spain)	Chairman of the Board of Directors
JCDecaux Airport España (Spain)	Acting Director
Planigrama Exclusivas (Spain)	Chairman of the Board of Directors
IGPDecaux (Italy)	Vice-Chairman of the Board of Directors
IGPDecaux Affissioni Spa (Italy)	Chairman of the Board of Directors
JCDecaux Luxembourg (Luxembourg)	Representative of JCDecaux SA

Mr. Jean-François Decaux - co-Chief Executive Officer

Company	Position
JCDecaux SA	Member of the Executive Board – Co-Chief Executive Officer
JCDecaux Holding (France)	Director – Acting Chief Executive Officer
JCDecaux Street Furniture Pty Ltd (Australia)	President
JCDecaux Mallscape LLC (USA)	President
JCDecaux San Francisco LLC (USA)	President
JCDecaux New York LLC (USA)	President
JCDecaux Chicago LLC (USA)	President
Leesons Advertising Ltd (U.K.)	Director
Summerbrook Enterprises Ltd (Ireland)	Director
David Allen Ltd (dormant company) (Ireland)	Director
Gewista Werbegesellschaft Mbh (Austria)	Director
Media Frankfurt GmbH (Germany)	Vice-Chairman of the Supervisory Board
Affichage Holding (Switzerland)	Director
Europlakat International	Member of the Supervisory Board
JCDecaux Central Eastern Europe (Austria)	Managing Director

Mr. Gérard Degonse - Member of the Executive Board

Company	Position
JCDecaux SA	Member of the Executive Board
Bouygues Télécom (France)	Director
B.D.T.	Director
JCDecaux United Ltd	Director
JCDecaux UK Ltd	Director

Mr. Robert Caudron - Member of the Executive Board

Company	Position
JCDecaux SA	Member of the Executive Board
S.E.M.U.P. (France)	President
S.O.M.U.P.I. (France)	President – Chief Executive Officer
JCDecaux Mobilier Urbain (France)	President
Régie Club International - R.C.I. (France)	Managing Director
El Mobiliario Urbano SA (Spain)	Chairman of the Board of Directors
JCDecaux España (Spain)	Director
JCDecaux & Sign SA (Spain)	Chairman of the Board of Directors
JCDecaux Sverige AB (Sweden)	Director
AFA JCDecaux A/S (Denmark)	Director
JCDecaux Finland Oy (Finland)	Director
JCDecaux UK Ltd (U.K.)	Director
Belgoposter (Belgium)	Director
Ste Holding de Gestion et de Participation (Belgium)	Director
JCDecaux Nederland BV (Netherlands)	Member of the Supervisory Board
SIMU BV (Netherlands)	Member of the Executive Board
Verkoop Kantoor Media BV (Netherlands)	Member of the Executive Board
S.O.P.A.C.T. (France)	Representative of JCDecaux SA
JCDecaux Publicité Lumineuse (France)	President
Gommage Graffitis (France)	Representative of JCDecaux SA
JCDecaux Portugal Mobiliario Urbano & Publicidade Ltda (Portugal)	Managing Director
JCDecaux Group Services (GD Luxembourg)	Managing Director
JCDecaux Do Brasil	Representative of JCDecaux SA

Mr. Jeremy Male - Member of the Executive Board	
JCDecaux SA	Member of the Executive Board
JCDecaux Finland (Finland)	Chairman of the Board of Directors
Xpomera AB (Sweden)	Director
JCDecaux Sverige AB (Sweden)	Chairman of the Board of Directors
AFA JCDecaux A/S (Denmark)	Director
AFA JCDecaux Iceland Ehf (Iceland)	Director
JCDecaux Norge (Norway)	Chairman of the Board of Directors
JCDecaux Media Services Ltd (U.K.)	Director
JCDecaux LTD (U.K.)	Director
JCDecaux Airport UK Ltd (U.K.)	Director
JCDecaux UK Ltd (U.K.)	Director
Street Furniture Ltd (Ireland)	President
JCDecaux Nederland BV (Netherlands)	Member of the Executive Board
SIMU BV (Netherlands)	Director
Univier Communications BV (Netherlands)	Member of the Supervisory Board
JCDecaux Stadtmoblierung GmbH (Germany)	Managing Director
Abribus City Media GmbH (Germany)	Managing Director
JCDecaux Deutschland GmbH (Germany)	Managing Director
JCDecaux Airport Polska SpZoo	Chairman of the Supervisory Board

Supervisory Board

Mr. Jean-Claude Decaux - Chairman of the Supervisory Board	
JCDecaux SA (France)	Chairman of the Supervisory Board
JCDecaux Holding (France)	Chairman of the Board of Directors and Chief Executive Officer
SOPACT (France)	Chairman of the Board of Directors and Chief Executive Officer
Gommage Graffitis (France)	Chairman of the Board of Directors
S.C.I. Troisjean	Managing Director
S.C.I. Clos de la Chaîne	Managing Director
S.C.I. Lyonnaise d'Entrepôt	Managing Director

Mr. Jean-Pierre Decaux - Vice-Chairman of the Supervisory Board	
JCDecaux SA	Vice-Chairman of the Supervisory Board
S.C.I. de la Plaine St-Pierre	Managing Director
S.C. Bagavi	Managing Director
ASSOR	Director

Mr. Christian Blanc - Member of the Supervisory Board	
JCDecaux SA	Member of the Supervisory Board
Carrefour	Director
Thomson Multimedia	Director
COFACE (*Cie Française d'Assurance pour le Commerce Extérieur*)	Director
Cap Gemini	Director

Mr. Pierre-Alain Pariente - Member of the Supervisory Board	
JCDecaux SA	Member of the Supervisory Board
SCEA La Ferme de Chateluis	Managing Director
Arthur SA	Director

3. MANAGEMENT COMPENSATION

3.1 INTERESTS OF MANAGEMENT

The amount of gross compensation and other benefits paid to each officer by JCDecaux SA and by other companies in our consolidated Group during the fiscal year ended December 31, 2002, was as follows:

Members of the Executive Board

(For compensation paid in pounds sterling, the exchange rate used was 1 pound sterling for €1.590).

Mr. Jean-François Decaux In euros	Salary	Bonus and Profit Sharing	Life Insurance and Other
JCDecaux SA	457,300	228,700	23,500
Foreign Subsidiaries	429,800	890,400	11,500

Mr. Jean-François Decaux, in addition, has the use of a company car in the principal countries where he carries out direct operating responsibilities.

Mr. Jean-Charles Decaux In euros	Salary	Bonus and Profit Sharing	Life Insurance and Other
JCDecaux SA	457,300	259,200	21,900
Foreign Subsidiaries	424,700	288,000	36,600

Mr. Jean-Charles Decaux, in addition, has the use of a company car in the principal countries where he carries out direct operating responsibilities.

Mr. Robert Caudron In euros	Salary	Bonus and Profit Sharing	Life Insurance and Other
JCDecaux SA	267,300	-	117,400
Foreign Subsidiaries	126,000	30,000	51,800

Mr. Gérard Degonse In euros	Salary	Bonus and Profit Sharing	Life Insurance and Other
JCDecaux SA	228,700	38,100	-
Foreign Subsidiaries	79,500	-	-

During the fiscal year 2002, 28 584 stock options were awarded to Mr. Gérard Degonse. In addition, he has the use of a company car.

Mr. Jeremy Male In euros	Salary	Bonus and Profit Sharing	Life Insurance and Other
JCDecaux SA	-	-	-
Foreign subsidiaries	636,000	397,500	21,700

During the fiscal year 2002, 59,512 stock options were awarded to Mr. Jeremy Male.

Members of the Supervisory Board

For the fiscal year ended December 31, 2002, we paid €73,176 in directors' fees as follows: Mr. Jean-Pierre Decaux (€24,392), Mr. Pierre-Alain Pariente (€24,392), and Mr. Christian Blanc (€24,392). Directors' fees are divided among Supervisory Board members according to attendance rates. The attendance rate at Supervisory Board meetings held during the 2002 fiscal year was 100%.

Mr. Jean-Claude Decaux waived receipt of Directors' fees in connection with his directorships. He received compensation of €45,735 in connection with his responsibilities as Chairman and Chief Executive Officer of Sopact in 2002.

3.2 SHARES OWNED BY OFFICERS AND DIRECTORS

As of December 31, 2002, the Members of the Executive Board and the Supervisory Board owned 4,565,961 of our shares (representing approximately 2.06% of our share capital and voting rights), divided among them as follows:

	As of December 31, 2002			As of December 31, 2001			As of December 31, 2000		
Directors	Number of shares	% of total	% voting rights	Number of shares	% of total	% voting rights	Number of shares (1)	% of total	% voting rights
Jean-François Decaux	2,436,179	1.099	1.099	2,436,179	1.099	1.099	2,279,979	1.294	1.294
Jean-Charles Decaux	2,066,210	0.932	0.932	2,066,210	0.932	0.932	1,936,510	1.099	1.099
Jean-Pierre Decaux	31,723	0.014	0.014	142,463	0.064	0.064	762,037	0.433	0.433
Jean-Claude Decaux	8,175	0.004	0.004	8,175	0.004	0.004	8,175	0.005	0.005
Robert Caudron	23,670	0.011	0.011	23,670	0.011	0.011	23,670	0.013	0.013
Christian Blanc	2	-	-	2	-	-	2	-	-
Pierre-Alain Pariente	2	-	-	2	-	-	2	-	-

(1) Total number of shares as of such date: 176,187,464 shares for a total share capital of €2,685,962.

As of December 31, 2002, the Members of the Executive Board and Supervisory Board owned 1,300,030 shares of JCDecaux Holding (representing approximately 67% of the share capital and voting rights).

3.3 TOTAL NUMBER OF OPTIONS GRANTED FOR OUR SHARES

Stock options awarded to Members of the corporate governance bodies are set forth on page 107 of this document.

3.4 ASSETS BELONGING DIRECTLY OR INDIRECTLY TO OUR DIRECTORS OR TO MEMBERS OF THEIR FAMILY

A description of these assets and the lease amounts paid by our Group is set forth in "Other Information About Our Business-Facilities" (page 32).

OUR SHAREHOLDERS

1. PRINCIPAL SHAREHOLDERS

The principal shareholders of the Company as of December 31, 2002, were as follows:

Shareholders	Number of Shares	Percentage of Share Capital	Percentage of Voting Rights
JCDecaux Holding	154,062,745[1]	69.523%	69.586%
Publicly Held	61,617,699	27.806%	27.831%
Jean-François Decaux	2,436,179	1.100%	1.100 %
Jean-Charles Decaux	2,066,210	0.932%	0.933 %
Jean-Sébastien Decaux	858,324	0.387%	0.388%
Employee Shareholders (FCPE JCDecaux Developpement)	274,400	0.124%	0.124%
Jean-Pierre Decaux	31,723	0.014%	0.014%
Robert Caudron	23,670	0.011%	0.011%
Annick Piraud	18,572	0.008%	0.008%
Jean-Claude Decaux	8,175	0.004%	0.004%
Danielle Decaux	3,059	0.001%	0.001%
Pierre-Alain Pariente	2	-	-
Christian Blanc	2	-	-
Treasury shares	200,000	0.090%	0%
Shares held by subsidiaries	0	-	-
Total	221,600,760	100%	100%

(1) 28,054,645 shares held by JCDecaux Holding are pledged as follows:
- 15,233,645 shares are pledged to BNP Paribas as security for the guaranty given by the JCDecaux Holding in respect of our acquisition of Gewista,
- 12,821,000 shares are pledged to the lender of our syndicated loan facility dated September 9, 2000.

To our knowledge, there are no agreements among the shareholders listed above relating to their respective interests in the Company. We were not party to any shareholder agreements containing provisions that could have a material effect on our share price. No shareholder, other than JCDecaux Holding, owns directly or indirectly, individually or with others, 5% or more of the Company's share capital or voting rights. No shares have double voting rights.

BREAKDOWN OF THE SHARE CAPITAL AS OF DECEMBER 31,2002



0.12% EMPLOYEES
2.46%
0.09% TREASURY SHARES
27.81%
69.52 %
• JCDECAUX HOLDING (1)
○ PUBLIC
○ DECAUX FAMILY AND DIRECTORS

As of January 30, 2003, the share capital was held as follows (source: Euroclear France, inquiry regarding identifiable holders):

- Registered shares: 159,795,836 shares held by 34 shareholders,
- Bearer shares: 61,604,924 shares held by 18,676 shareholders accounts,
- Treasury shares: 200,000.

(1) JCDecaux Holding is owned by the Decaux Family.

2. SHAREHOLDER RELATIONS

• Cécile Prévot
Manager – Investor Relations and
Financial Communications
Tel.: 33 (0)1.30.79.44.86 - Fax: 33 (0)1.30.79.77.91

General and financial information is available on our website:
http://www.jcdecaux.fr

• 2003 investor relations calendar:

Dates	Events
April 29, 2003	1st Quarter 2003 Revenues
May 14, 2003	Annual Shareholder Meeting
June 12, 2003	Open-day event
July 24, 2003	2nd Quarter 2003 Revenues
September 15, 2003	1st Half 2003 Results
October 30, 2003	3rd Quarter 2003 Revenues

OUR SHARE CAPITAL

1. GENERAL INFORMATION

1.1 CHANGES IN SHARE CAPITAL AND VOTING RIGHTS

Any changes in our share capital or voting rights are subject to applicable law. Our Articles of Association do not provide for any other restrictions.

Breakdown of Shareholding
The breakdown of our shareholding structure is set forth on page 101. No shares have double voting rights.

Intentions of Persons Controlling our Company
To our knowledge, our principal Shareholders do not have any intention of selling any interests that they have in our Company.

1.2 SHARE CAPITAL

As of December 31, 2002, our share capital was €3,378,284.27, divided into 221,600,760 fully transferable shares of the same class.

The Joint Extraordinary/Ordinary Meeting of Shareholders held on May 23, 2002, authorised our Executive Board to:

- issue notes or bonds in a total principal amount up to €2 billion, such authority to remain in effect for twenty-six months; the Executive Board did not use this authority during the fiscal year just ended;
- grant options to acquire up to 6,648,022 of our shares to employees of the Company and its French and non-French subsidiaries, such authority to remain in effect for thirty-eight months and superseding the authorisation granted at the Extraordinary Meeting of Shareholders held on March 23, 2001 in connection with which 4,103,704 options were awarded in 2001. In 2002, 88,096 options were awarded. The principal terms and conditions of the stock option plan are set forth in the table below.
- to carry out share capital increases, one or more times, through the issuance – with maintenance of preferential subscription rights – of shares or securities that may be exchanged or converted for shares immediately or upon a fixed date, in an amount up to €2.5 billion and to fix the terms for such securities. This authorisation will expire in 26 months. The same authorisation was given for issuances without the maintenance of preferential subscription rights.

- to carry out share capital increases as described above in connection with take-over bids for the Company and exchange of securities, which authorisation will expire upon the Shareholders' Meeting scheduled to be held on May 14, 2003.

- to carry out, in accordance with the Law of February 19, 2001 relating to employee savings plans, one or more share capital increases in a total amount of up to €15 million, through the issuance of shares reserved to employees of the Company and its subsidiaries, which authorisation shall expire in twenty-six months.

The Executive Board did not exercise the authority granted to pursuant to these resolutions in fiscal year 2002.

- repurchase up to €1,377.47 million worth of our shares in the market, which authorisation will effect for eighteen months. In connection with this authority, we repurchased 200,000 of our shares, on the following terms and conditions:

- 1st tranche: 100,000 shares, at a price of €10.09 (excluding taxes) (€10.13 including pre-tax commissions and exchange fees),

- 2nd tranche: 100,000 shares, at a price of €10.46 (excluding taxes) (€10.51 including pre-tax commissions and exchange fees).

- cancel shares reacquired in connection with the above-described authorisation, this authorisation will expire in twenty-six months.

Outstanding Authority to Issue Securities

Type of Security	Date of Shareholders' Meeting	Amount Authorised (in euros)	Amount Issued (in euros)	Unused Amount (in euros)	Term of Authority
Notes	May 23, 2002	2 billion	Not Applicable	2 billion	July 23, 2004
Securities Carrying the Right to Obtain Shares (*Valeurs mobilières donnant accès au capital*)	May 23, 2002	2.5 billion	Not Applicable	2.5 billion	July 23, 2004
From contributions of reserves, bonuses, profits, etc.	May 23, 2002	200 million	Not Applicable	200 million	July 23, 2004
New Shares Reserved to FCPE JCDecaux Développement	May 23, 2002	15 million	Not Applicable	15 million	July 23, 2004

Information about potential dilution of our share capital

Type of Potentially-Diluting Security	Issue Dates	Exercise Price (in euros)	Discount / Premium (in euros)	Identity of Holders	Number of securities issued	Exercise Period
Options to acquire shares by employees and management (each option carries the right to acquire one share)	June 21, 2001	16.50	0	Employees and management of Company, its subsidiaries, and JCDecaux Holding	3,283,684	From June 21, 2002 up to 1/3
						From June 21, 2003 up to 1/3
						From June 21, 2004 up to 1/3
	July 20, 2001	15.46	(1.04)		479,024	From July 20, 2002 up to 1/3
						From July 20, 2003 up to 1/3
						From July 20, 2004 up to 1/3
	December 14, 2001	11.12	(5.38)		340,996	From December 14, 2002 up to 1/3
						From December 14, 2003 up to 1/3
						From December 14, 2004 up to 1/3
	December 13, 2002	10.68	(5.83)		88,096	From December 13, 2004 up to 1/3
						From December 13, 2005 up to 1/3
						From December 13, 2006 up to 1/3
					4,191,800	

If these options are fully exercised, the employees of our Company, its subsidiaries, and JCDecaux Holding will own approximately 1.85% of our shares (excluding FCPE, *Fonds Commun de Placement en Entreprise*, JCDecaux's Employee Stock Savings Plan).

Evolution of our share capital since formation

Date	Transaction	Number of shares Issued	Paid-in capital of capital increase in euros	Issue premium per share in euros	Total amount of issue premium in euros	Resulting share capital in euros	Cumulative number of shares	Par value in euros
June 5, 1975	Formation	120,000	1,829,388.21	-	-	1,829,388.21	120,000	15.2449
June 30, 1994	Capital Increase [1]	50,957	776,834.46	1,611.38	82,111,277.72	2,606,222.66	170,957	15.2449
June 20, 2000	Conversion of Share Capital into Euros	-	-	-	-	2,606,223	170,957	15.2449 [2]
October 9, 2000	Stock split (10 to 1)	170,786,043	-	-	-	2,606,223	170,957,000	[2]
October 11, 2000	Capital increase to pay for capital contributions of Media Communication Publicité Extérieure	7,000	107	27.32	191,244.09	2,606,330	170,964,000	[2]
October 11, 2000	Capital increase to pay for capital contributions of shares of subsidiaries	5,223,464	79,631.19	30.99	161,869,516.01	2,685,961.19	176,187,464	[2]
October 11, 2000	Capital increase through contribution of reserves	-	0.81	-	-	2,685,962	176,187,464	[2]
March 23, 2001	Capital increase to pay for capital contributions of RPMU and JCDS	2,694,700	41,081	56.97	153,530,088.60	2,727,043	178,882,164	[2]
June 21, 2001	Capital increase resulting from initial public offering	42,424,242	646,753.87	16.485	699,353,239.13	3,373,796.87	221,306,406	[2]
June 28, 2001	Capital increase reserved to employees (Employee Savings Plan)	294,354	4,487.40	13.185	3,880,985.40	3,378,284.27	221,600,760	[2]

(1) The capital increase on June 30, 1994 resulted from a contribution of shares by JCDecaux Holding, the Decaux Family, and the Vivendi group for the purpose of simplifying the organisation of the Group.
(2) At the time of conversion of the share capital into euros, the reference to a par value in our by-laws was eliminated.

Since June 28, 2001, there has been no other change to our share capital.

Information regarding changes to share capital in the last 3 years

Identity of Shareholder	Status of Shareholder	% of share capital held before the transaction	Date of the transaction	Nature of the transaction	Number of shares acquired	Price per share of shares acquired (in euros)	% of capital acquired	% of capital after transaction
JCDecaux Holding	Shareholders described on page 101		Oct 11, 2000	Merger of MCPE	7,000	27.33	N/A	
JCDecaux Holding	Shareholders described on page 101		Oct 11, 2000	Contribution of shares held in subsidiaries	2,167,552	31	1.2	
Mr. Robert Caudron			Oct 11, 2000	Contribution of shares held in subsidiaries	1,670	31	N/A	
Mr. Jean-Claude Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	6,175	31	N/A	
Mr. Jean-Pierre Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	760,037	31	N/A	
Mr. Jean- Charles Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	736,510	31	N/A	
Mr. Jean-François Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	798,979	31	N/A	
Mr. Jean-Sébastien Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	159,024	31	N/A	
Ms Danielle Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	3,059	31	N/A	
Mr. Jean-Marie Decaux			Oct 11, 2000	Contribution of shares held in subsidiaries	571,886	31	N/A	
Ms Annick Piraud			Oct 11, 2000	Contribution of shares held in subsidiaries	18,572	31	N/A	
JCDecaux Holding	Shareholders described on page 101	96.389	Mar 23, 2001	Merger of RPMU and JCDecaux Services	2,268,500	56.98	(1.452)	94.937
Mr. Jean-François Decaux			Mar 23, 2001	Merger of RPMU and JCDecaux Services	156,200	56.98	N/A	
Mr. Jean-Charles Decaux			Mar 23, 2001	Merger of RPMU and JCDecaux Services	129,700	56.98	N/A	
Mr. Jean-Pierre Decaux			Mar 23, 2001	Merger of RPMU and JCDecaux Services	41,000	56.98	N/A	
Mr. Jean-Sébastien Decaux			Mar 23, 2001	Merger of RPMU and JCDecaux Services	99,300	56.98	N/A	

Identity of Shareholder	Status of Shareholder	% of share capital held before the transaction	Date of the transaction	Nature of the transaction	Number of shares acquired	Price per share of shares acquired (in euros)	% of capital acquired	% of capital after transaction
Public		0	Jun 21, 2001	Sale of 18,030,303 shares by JCDecaux Holding Issue of 42,424,242 new shares Sale of 151,515 shares by Mr. Jean-Pierre Decaux		16.50	27.579	27.579
FCPE Decaux Développement	Employees	0	June 28, 2001	Capital increase reserved in connection with Employee Savings Plan	294,354	13.18	0.133	0.133
JCDecaux SA	Company	0	Aug./Oct. 2002	Share repurchase	200,000	10.28	0.09	0.09

2. STOCK OPTIONS

At our General Shareholders' Meeting held on May 23, 2002, the shareholders authorised the Executive Board, for a period of 38 months from the date of that Meeting, to award stock options carrying the right to acquire shares equalling up to 3% of our share capital to salaried employees of our Company and its French and non-French subsidiaries that were at least 50%-owned by our Company and to employees of JCDecaux Holding. This authority superseded the authority granted by the Shareholders at the General Meeting held on March 23, 2001.

Under this plan, the Executive Board awarded 4,103,704 stock options to 6,254 employees in 23 countries during fiscal year 2002.

2.1 STOCK OPTIONS GRANTED DURING FISCAL YEAR 2002

As provided under Article L225-184 of the French Code of Commerce, the Executive Board hereby provides this report on stock options granted and exercised during fiscal year 2002.

During fiscal year 2002, 88,096 additional options were awarded to management by the Supervisory Board. 28,584 stock options were granted to Mr. Gérard Degonse, Chief Financial Officer, at an acquisition price per share of €10.68, as well as 59,512 options to Mr. Jeremy Male, CEO – Northern and Central Europe, at an acquisition price per share of €10.68.

No options were granted other than as described above during fiscal year 2002, in particular to members of the Supervisory Board. Our Company received no notices to exercise options during the fiscal year.

2.2 SUMMARY OF PRINCIPAL TERMS OF OUR STOCK OPTIONS OUTSTANDING IN 2001 / 2002

	Plan 2001		Plan 2002	
Date of the Extraordinary Extraordinary Shareholders' Meetings authorising the plan	March 23, 2001		May 23, 2002	
Dates of Executive Board Meetings granting options	June 21, July 20 and December 14, 2001		December 13, 2002	
Number of beneficiaries	6,254		2	
Types of options	Stock Options		Stock Options	
Total shares granted under options, including :	4,103,704		88,096	
- Management	250,919		88,096	
- Top ten employee	183,485		-	
Criteria for exercising options	***Beneficiaries under an employment agreement with a French company:*** • no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting such options. A holding period of three years applies to shares so acquired; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of of the Executive Board Meeting granting such options. A holding period of two years applies to shares so acquired; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board Meeting granting the options. A holding period of one year applies to shares so acquired. ***Beneficiaries under an employment agreement with foreign company:*** • no option may be exercised before the first anniversary of the Executive Board's decision granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting such options.		***Beneficiaries under an employment agreement with a French company:*** • no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting such options. A holding period of three years applies to shares so acquired; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of of the Executive Board Meeting granting such options. A holding period of two years applies to shares so acquired; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary of the date of the Executive Board Meeting granting the options. A holding period of one year applies to shares so acquired. ***Beneficiaries under an employment agreement with foreign company:*** • no option may be exercised before the first anniversary of the Executive Board's decision granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting such options.	
Expiration Date	7 years from the date of grant		7 years from the date of grant	
Exercise price for shares pursuant to options granted	June 21, 2001 July 20, 2001 December 14, 2001	16.50 euros 15.46 euros 11.12 euros	December 13, 2002	10.68 euros
Number of shares acquired as at December 31, 2002 in connection with these plans		0		0
Number of shares remaining remaining to be granted pursuant to such plans		0		2,456,222

3. COMPANIES WHICH OWN A CONTROLLING INTEREST IN OUR COMPANY

Our principal shareholder is JCDecaux Holding, which is majority-owned by the Decaux family and whose the corporate purpose is principally to give strategic direction to companies in which it holds interests.

As of December 31, 2002, JCDecaux Holding's share capital was owned as follows:

	Number of shares	
Shareholders	Full legal title	Limited legal title (*Nue propriété*)
Jean-Claude Decaux	30	-
Jean-François Decaux	220,935	429,000 [1]
Jean-Charles Decaux	45,435	604,500 [1]
Jean-Sébastien Decaux	45,435	604,500 [1]
Jean-Pierre Decaux	65	-
Robert Caudron	65	-
Danielle Decaux	35	-
Subtotal	312,000	1,638,000
Total	1,950,000	

(1) Mr. Jean-Claude Decaux is beneficial owner of these shares

4. PLEDGES AND GUARANTEES

The following table describes pledges of our shares:

Record Holder	Beneficial holder	Pledge start date	Pledge end date	Condition for pledge	Number of shares pledged	% of capital pledged
JCDecaux Holding	BNPP	July 2001	June 30, 2004	Guarantee of BNP in favor of Bank Austria	15,233,645	6.87%
JCDecaux Holding	Syndicate GS/BNP/CCF/ Barclays	September 2000	Date of repayment	Repayment of debt	12,821,080	5.78%

5. DIVIDENDS

5.1 DIVIDEND POLICY

As we intend to pursue a dynamic growth policy based on re-investment of earnings that we generate, we do not presently intend to pay a dividend in the near future.

We paid the following dividends during the last three years:

	Before conversion of share capital into euros and stock split				After conversion of share capital into euros and stock split [1]			
Fiscal year with respect to which dividend was paid	Dividend per share without tax credit (*avoir fiscal*)		Dividend per share with tax credit (*avoir fiscal*) [2]		Dividend per share without tax credit (*avoir fiscal*)		Dividend per share with tax credit (*avoir fiscal*) [2]	
	francs	euros	francs	euros	francs	euros	francs	euros
1999	930	141.77	1,348.5	205.58	0.90	0.138	1.31	0.20
2000	-	-	-	-	-	-	-	-
2001	-	-	-	-	-	-	-	-

(1) Before capital increase of March 23, 2001, resulting from contribution of subsidiaries' shares, i.e., on the basis of 176,187,464 shares.
(2) Since January 1, 1999, the rate of the tax credit (avoir fiscal) has been 45%.

5.2 LIMITATIONS PERIOD

Unclaimed dividends are paid to the French State after five years from their payment date.

STOCK PERFORMANCE

1. 2002 STOCK PERFORMANCE

JCDecaux has been listed on the *Premier Marché* of Euronext Paris since June 21, 2001. Our shares are eligible to the Deferred Payment Service (*Service du Règlement Différé, SRD*) and for inclusion in regulated equity savings plans (*Plan d'Epargne en Action, PEA*), and are part of the SBF 120 stock index. As of December 31, 2002, the number of shares outstanding was 221,600,760. The weighted average number of shares traded in 2002 was 221,528,081.

Trading in our shares was active in 2002, with an average of 183,533 shares traded everyday. Regarded as a media stock, our shares showed good resilience to the decline in the stock market in general, and in the media sector in particular in 2002. Our shares closed the year at €11.5, down 8.4% compared to 2001, outperforming the SBF 120 index (-32.4%) and the DJ EuroStoxx Media index for European media stocks (-46.5%) (Source : Bloomberg).

Since the initial public offering, our shares have evolved as follows:

TRADING PRICE


€
16
14
12
10
8
6
4
2
0
01/01/02
01/21/02
02/10/02
03/02/02
03/22/02
04/11/02
05/01/02
05/21/02
06/10/02
06/30/02
07/20/02
08/09/02
08/29/02
09/18/02
10/08/02
10/28/02
11/17/02
12/07/02
12/27/02
JCDECAUX
SBF 120
CAC 40
DJ EURO
STOXX MEDIA

Code Sicovam : 7791 / Code Reuters : JCDX.PA / Code Bloomberg : DEC FP

2. TREND IN TRADING PRICE AND TRADING VOLUME

Trading price of JCDecaux shares since June 21, 2001, date of IPO:

	High (in euros)	Low (in euros)	Closing Price (in euros)	No. of Shares Traded
2001				
June	16.8	15.75	15.8	(1) 24,481,194
July	16.13	13.5	13.64	8,197,780
August	14.5	12.91	13.3	5,307,624
September	13	6.2	8.55	9,276,363
October	10.25	8.5	8.5	5,868,784
November	11.7	8.27	10.68	4,372,761
December	12.55	10.25	12.55	1,734,893
2002				
January	13.05	11.75	12.4	5,781,412
February	12.2	10.2	11.06	4,896,854
March	13.75	11.55	13.3	4,539,643
April	14.25	13.2	13.8	4,692,423
May	14.9	13.5	14.5	3,970,589
June	15	12	13.7	3,185,305
July	14	10.15	10.7	3,957,686
August	12.5	9.85	12	2,788,042
September	12.35	10.96	11.42	2,821,717
October	11.98	9.97	10.85	5,535,401
November	11.57	9.55	11.57	3,364,590
December	11.5	10.2	11.5	1,267,208
2003				
January	11.83	9.6	9.6	2,585,992
February	10.1	8.5	8.5	2,865,259
March	9.2	7.15	8.7	3,246,115

Source: Bloomberg
(1) includes significant volumes traded during the first six months following IPO.

2002 stock trading information

High (in euros)*	15
Low (in euros)*	9.55
Market Capitalisation (in millions of euros)**	2,548.40
Number of shares	221,600,760
Daily Average Trading Volume	183,533

** Closing price ** as of December 31, 2002. Source: Bloomberg*

Credit Ratings

Moody's	Baa2
Standard and Poor's	BBB

LEGAL INFORMATION

1. GENERAL INFORMATION

Company Name	JCDecaux SA
Registered Office	17, rue Soyer 92200 Neuilly-sur-Seine Tel: 33 (0)1 30 79 79 69
Registry of Commerce and Companies (*Registre du Commerce et des Sociétés*)	N° 307 570 747 (Nanterre)
Legal form	Corporation (*société anonyme*) with Executive Board and Supervisory Board
Applicable legislation	Laws of France
Date of formation	June 5, 1975
Expiration date	June 5, 2074 (unless prematurely dissolved, or extended)
Fiscal year, approval of annual financial statements, and management report	From January 1st to December 31st

CORPORATE PURPOSES

The Company's purposes, in France and elsewhere, are:

• the study, invention, development, manufacture, repair, assembly, leasing, and sale of all articles or equipment destined for industrial or commercial use, and especially the manufacture, assembly, maintenance, sale, and operation of all types of street furniture, advertising displays and other media, of any kind, and the performance of all services, including advisory and public relations services;

• transport of goods, directly or indirectly, by public ways and leasing of vehicles for transport of such goods;

• advertising, marketing of advertising space on all types of street furniture, advertising displays, as well as any other media, including neon signs, façades, television, radio, the internet, and all other media, and the undertaking on behalf of third parties of all sales, leasing, display, installation, and maintenance of advertising displays and street furniture;

• management of investments in securities, particularly relating to advertising and especially display advertising, and use of its means to invest in securities, especially through acquisition of, or subscription for, shares, equity interests, bonds, bills and notes, or other securities issued by French or foreign companies and relating particularly to advertising;

• and more generally, engaging in any financial, commercial, business or real estate transactions which may be related, directly or indirectly to the corporate purposes, or likely to further or develop them.

• the company may organise a centralised treasury management system with all companies in which it has a direct or indirect equity interest, for the purpose of optimising its credit, such as by investing its surplus cash, in any manner permitted by law.

ACCESS TO AND REVIEW OF LEGAL DOCUMENTS

All of our legal documents that are required to be made available to shareholders under applicable law may be reviewed at our registered office: 17, rue Soyer, 92200 Neuilly-sur-Seine.

2. HISTORY

Formed in 1964 by Jean-Claude Decaux, our Company is the only one in the world that engages solely in the business of outdoor advertising. We have leading positions in each sector of this business:

• n° 1 in the world in Street Furniture, with 285,000 advertising faces in 34 countries.

• n° 1 in advertising in airports, with 145,000 advertising faces in 147 airports and 150 advertising contracts in transport (metros, trains, bus, and trams) in 19 countries.

• n° 1 in Europe in Billboard, with 192,000 advertising faces in 25 countries.

1964: Jean-Claude Decaux invents the concept of street furniture and forms JCDecaux Group. First street furniture concession in Lyon.

The 1970's: We invest in Portugal and Belgium.

1972: First citylight panels (mobilier urbain pour l'information - MUPI). Street furniture contract for Paris.

1973: Introduction of the short-term (seven day) ad campaign.

The 1980's: Expansion in Europe, in Germany (Hamburg), the Netherlands (Amsterdam), and Northern Europe.

1980: Installation of first automatic public toilets in Paris.

1981: First electronic bulletin boards.

1988: Introduction of "Senior", the first larger format advertising panels (8 m^2).

The 1990s: We are present on three continents: in Europe, the United States, and Asia-Pacific.

1994: First street furniture contract in San Francisco.

1998: We expand the concept of street furniture to shopping malls in the United States.

1999: Acquisition of Avenir and diversification of our business into Billboard and Transport advertising. We become the world leader in outdoor advertising.

2001: Partnership with Gewista in Central Europe and IGPDecaux in Italy. We become number one in Billboard in Europe.
We win contracts for Los Angeles and Chicago in the United States.

2002: We sign the Chicago contract in the United States and, with Viacom, win the bid for Vancouver in Canada.

3. ARTICLES OF ASSOCIATION

3.1 ALLOCATION OF EARNINGS

Our shareholders, after making any necessary credit to the legal reserve, may allocate any amount of net distributable income that they choose to retained earnings, any special reserve fund, or any other special or ordinary purpose. The remainder is to be shared among all shareholders, in proportion to their shareholding interest in the share capital.

At the close of the ordinary General Shareholders' Meeting held on May 23, 2002 to approve the financial statements for the fiscal year ended December 31, 2001, the legal reserve had been completely funded.

3.2 GENERAL SHAREHOLDERS' MEETINGS

Shareholders' meetings are called and act within the terms and conditions provided by law. They may be held at our registered office or at any other location in France.

Shareholders' meetings are open to all shareholders, regardless of the number of shares they own, as long as their shares have been fully paid, to the extent that payment is due.

The right to be present in person or by proxy at a shareholders' meeting is subject to the shareholder being registered in a shareholder account maintained by us, or on our behalf, at least five business days before the date of the meeting. However, the Executive Board may, acting for all shareholders, reduce this time period.

An intermediary that meets the requirements of sections 3 and 4 of Article L228-1 of the French Code of Commerce, acting under general authority to manage securities, may transmit the vote or proxy of a shareholder for any Shareholders' Meeting, as defined in section 3 of such Article. Prior to transmitting the proxy or votes to the Shareholders' Meeting, the intermediary registered pursuant to Article L228-1 of the French Code of Commerce is required to supply a list of the non-resident shareholders with respect to which the voting rights attach at the request of the Company or its representative. This list must be provided on the terms and conditions set forth in Articles L228-2 or L228-3, as the case may be, of the French Code of Commerce.

The vote or proxy issued by an intermediary that either has not registered as such, or has not disclosed the shareholder's name, may not be taken into consideration.

As required under Article 136 of the French Decree of March 23, 1967, shareholders holding bearer shares must deposit such shares, their certificate of deposit, or their certificate of registration (*certificat d'immobilisation*) with an accredited intermediary account holder, as indicated in the notice of meeting, at least five full days prior to the date of the meeting. Shareholders' meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by the Vice-Chairman of the Supervisory Board or, in his absence, by a member of the Supervisory Board specially delegated for such purpose by the Supervisory Board. Otherwise, the shareholders' meeting may elect its own chairman.

Each share has the right to one vote. Our by-laws prohibit shares having the right to more than one vote.

3.3 REQUIREMENTS FOR SHAREHOLDINGS EXCEEDING CERTAIN THRESHOLDS

Article 9 of our Articles of Association provides, among other things, that any person or entity acting alone or in concert with others who becomes the direct or indirect owner of a number of shares representing 2% or more of our share capital or our voting rights, through one or more entities that the person or entity controls within the meaning of Article L. 233-3 of the Code of Commerce must notify us by registered mail, return receipt requested, within five trading days of the total number of shares and voting rights the person then owns, as well as of any securities convertible into shares or voting rights which may potentially be attached. The same notification provisions apply to each increase or decrease of more than 1% above such threshold.

Such notice must be given in addition to the notice required to be given by law relating to the crossing of various thresholds described in the next paragraph.

In addition, under the Code of Commerce, any individual or entity acting alone or in concert with others that becomes the direct or indirect owner of more than 5%, 10%, 20%, $33^{1/3}$%, 50% or $66^{2/3}$% of the outstanding shares and/or voting rights of our Company must notify the Company by registered mail, return receipt requested, within 15 calendar days of the date when its ownership crosses the threshold, of the number of shares that the individual or entity holds and its voting rights.

Any individual or entity that fails to comply with such notification requirements will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings upon the request at the general shareholders' meeting of one or more shareholders holding at least 5% of our share capital or voting rights until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

In this connection, Artisan Funds Inc., the principal place of business of which is in Milwaukee, Wisconsin (USA), notified us on September 16,

2002, that it owned 6,949,356 shares, or an amount equal to 3.14% of our share capital.

An intermediary registered as a shareholder, without prejudice to the obligations of the owners of the shares must make the statements required pursuant to the third section of Article L228-1 of the French Code of Commerce for all of the Company's shares with respect to which it is registered. Violation of the obligations prescribed in this section is punishable as provided in Article L228-3-3 of the Code of Commerce.

4. RISK FACTORS

4.1 RISKS RELATING TO OUR COMPANY AND OUR STRATEGY

Risks Related to Concessions and the Bid Process

Our growth strategy includes implementing a significant number of market expansion procedures in the next few years. At the same time, our current contracts will be subject to competing bids as they expire.

Between January 1, 2003 and December 31, 2005, 13.3% of our street furniture contracts (weighted by 2002 Street Furniture revenues and adjusted to account for our projected revenues from newly won street furniture contracts) expire and will have to be renewed.

Our transport advertising concessions generally have shorter terms than our street furniture contracts, and 35.1% of them (weighted by 2002 Transport advertising revenues) expire before December 31, 2005.

In bidding for new contracts or for the renewal of our existing contracts in all of these areas of activity, we might have to offer to make higher investments up front or to share a greater portion of our revenues with the concession grantors than has been the case in the past. If we are unable to make up these increased costs through our advertising prices, our earnings will be adversely affected.

Risks Related to Key Concessions

Our development strategy has been to target the key cities in each of the countries in which we offer an advertising network in order to provide our clients with important bases from which to launch their national or local campaigns. If we lose concessions in key cities in a given country, we would have difficulty attracting the same quality of advertisers that we currently enjoy and obtaining pricing levels commensurate with our premium quality product.

Risks Related to Regulation of Competition

An important element of our growth strategy involves the acquisition of additional outdoor advertising companies and properties, many of which are likely to require the pre-approval of national and/or European competition authorities. Antitrust authorities in the United Kingdom have already acted to prevent us from completing acquisitions in the past. In addition, the Minister of the Economy in France has, in the past, imposed restrictions on our external growth. Although the entrance into the outdoor advertising market of several large multi-national competitors in the past few years has lessened our leading position in several areas of activity, it is still possible that the European Commission or national antitrust authorities might seek to bar us from acquiring additional outdoor advertising operations or to limit some of our business activities.

Risks Related to Exchange Rates

Due to the global nature of our business, our results of operations can be affected by fluctuations in currency exchange rates. These fluctuations can also affect the presentation of our consolidated financial statements because of conversion into euros of data stated in local currencies.

Exchange Rate Risks to our Results of Operations

To reduce a portion of our exposure to the risk of international currency fluctuations, we enter into advertising contracts and incur debt in the currency of each of our national operators. However, certain transactions (purchase of equipment, especially) are made in other than local currencies, in which case, we hedge a portion of our exposure to currency fluctuations (see management of exchange rate risks in Management's Discussion and Analysis of Results of Operations). Thus, the impact on our net income of exchange rate fluctuations is limited.

Effect of Exchange Rate Fluctuations on Presentation of Consolidated Financial Statements in Euros

Since we present our consolidated financial statements in euros, fluctuations in foreign exchange rates from one fiscal year to another can have an effect on our results of operations. This impact is particularly visible in the presentation of revenues. Because our business in the United Kingdom, the United States, in Latin America, and in Asia generated approximately 14.7%, 6.3%, 0.3% and 6.5%, respectively, of our consolidated revenues in 2002, we are particularly sensitive to movements in exchange rates between the euro and the British pound, the U.S. dollar, and the Hong Kong dollar. We also expect that movements in exchange rates between the US dollar and the euro will have an increasingly significant impact on our results of operations as we expand our activity in the United States.

Reliance on Several Key Executive Officers

We depend to a large extent on the continued services of our key executive officers, including Jean-François Decaux and Jean-Charles Decaux, each a Co-Chief Executive Officer and a member of our Executive Board, and Jean-Claude Decaux, the Chairman of our Supervisory Board and our founder. The loss of the services of any of our key executive officers, for any reason, could have an adverse affect upon our business.

Risks Related to Contracts with Governmental Bodies

The procedures relating to the conclusion of contracts with local governments in France and elsewhere are based on complex statutory provisions, the application of which can sometimes be sensitive from a public relations standpoint. Our contracts in France are reviewed and validated by local State representatives (*préfet*) in accordance with French administrative law. Despite this process, third parties have the right to challenge the validity of our contracts based on alleged defects in the public bid process. In the history of our company, there have been several such actions initiated by both local and central public authorities and by competitors. In certain cases, these challenges have been successful.

Certain of our competitors have used the general sensitivity surrounding the public bid process to develop public relations campaigns against our company. They have alleged publicly that our success in winning public contracts is due in part to irregularities in connection with the bid process. Similar allegations have also appeared in press articles in several countries.

We have internal policies relating to the public bid process that are applied throughout our operations, including Billboard (Avenir) since we acquired it.

Although we maintain that our company and its executives have complied with public tender requirements, application of the public tender procedures and related rules is complex and often involves difficult factual and legal judgements. Due to the complexity of such rules and the legal uncertainty surrounding this application, we cannot assure that our company or its executives may eventually not be involved in legal proceedings concerning the application of such rules. Penalties for failure to comply with the public tender requirements include cancellation of the underlying contract and suspension of the breaching party from participating in public tender offers (in France, for a period of up to three years).

Risks Relating to Street Furniture Leasing

In the course of our activities, we occasionally furnish street furniture to cities in return for a fixed annual fee. This approach is most often used to rent public automatic toilets, electronic bulletin boards, and other street furniture such as "Absolute Hour" clocks to regional authorities. We generally negotiated the rental of these products based upon our belief that the unique technological nature of these products makes them exempt from French regulations generally requiring a public bidding process in the context of public contracts (Article 35III.4 (formerly 104-2-1°) of the French regulations governing public contracts). If a court were to conclude that any of these products do not qualify for such an exemption, the validity of our privately negotiated contracts relating to such products could be called into question.

4.2 RISKS RELATED TO OUR BUSINESS

Risks Related to Economic Conditions

Advertising spending is highly dependent on the general condition of the economy. In periods of lower economic activity, as was the case in 2001 and 2002, companies frequently cut their advertising budgets more severely than they reduce spending in other areas. Because a substantial portion of our costs are fixed and give rise to depreciation charges that do not vary with our revenues, a reduction in our revenues due to a deterioration in economic conditions would be likely to have an adverse impact on our operating profit and our net income.

We are not heavily invested in emerging market countries. Our Latin American operations represent 0.3% of revenues and our Asia operations represent 5.5% of revenues, both as of December 31, 2002. As a result, we believe our country risk is limited.

Risks Related to Intensified Competition

We face significant competition in the outdoor advertising industry, which may limit our ability to increase our current advertising revenues. Since 1997, two American companies, Clear Channel and Viacom, have established global outdoor advertising businesses, and they now compete directly with us in substantially all of our areas of business. We also compete for advertising revenues with local outdoor advertising companies as well as with other media such as newspapers, magazines, television and radio.

In addition, public contracts with respect to street furniture and transport advertising generally cannot be renewed without open bids. In order to ensure fair competition, bid rules often require us to reinvest in new urban amenities even when an existing contract is renewed. As a result of the mandatory public bid process and increasing competition, we will need to make significant new investments to maintain our position.

Risks Arising from the Possible Unilateral Termination of Certain Agreements

Some of our contracts can be terminated without cause for public interest reasons, and our compensation may not cover our losses. For example, in France and in Spain, local authorities may terminate our contracts at any time for public interest reasons. Although we would be entitled to compensation for the early termination of a contract, the amount of compensation might not be sufficient to cover our investments or our loss of future profits. Further, loss of such a contract might limit the territorial scope of our network. While we have rarely had a contract terminated for public interest reasons, we cannot be certain that this will continue to be the case in the future.

Risks Related to Changes in Applicable Regulations

The outdoor advertising industry is subject to significant governmental regulation at both the national and local level, particularly in Europe and the United States (see, "Other Information About Our Business - Regulation", page 29). This regulation includes limits on the density, size and location of billboards and other types of signage in urban and other areas, and regulation of the content of outdoor advertising, including bans in certain countries on tobacco and alcohol products. In France, particularly, local authorities have broad powers to restrict or prohibit advertising displays on both public and private property. We are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Changes in laws and regulations affecting outdoor advertising at any level of government could have a material adverse effect on us, both in France and elsewhere.

Risks Related to Changes in Regulations Applicable to Other Media

The application in France of the EU Directive on "Cross-Border Television" broadcasts, which involves a phased termination of restrictions on television advertising by large retailers, could have a negative impact on print and outdoor advertising media. Consultations are presently underway in respect of this issue with the French Government. In the past, we have been able to adapt our business to changes in regulation. However, the adoption of new rules and such changes could have a negative impact on our business. Revenues generated by large retailers in France account for 4.1% of our consolidated revenues.

Risks Related to Regulations Applicable to Tobacco Advertising

The Anti-tobacco campaigns have become a major priority in the European Union, and European countries have taken steps to harmonise legislation on cross-border television, especially EU Directive 89/552 EEC, as amended by Directive 97/36/CE, which harmonises the prohibition against advertising tobacco products. A Directive intended to regulate tobacco advertising and sponsoring (98/43), however, was overruled by a judgment of the Court of the European Communities on October 5, 2000 in connection with an action brought in Germany.

A Directive dated February 21, 2003, which is supposed to be transposed into the domestic legislation of Member States before July 31, 2005, significantly restricts tobacco advertising in the press. In addition, a proposed recommendation to the Council was made on July 17, 2002 to limit tobacco marketing and promotion through media that reach an undefined public (especially through outdoor advertising panels or displays).

Our business could be affected by the gradual prohibition of outdoor tobacco advertising in Europe, which could lead to a decline in the number of advertisers. As of January 1, 2003, we did not have any sales for tobacco advertising in the following countries: Belgium, Denmark, Finland, France, Ireland, Italy, Switzerland, Iceland, Norway, Hungary, Poland, Portugal, Slovakia, and, more recently, the United Kingdom, either because of a voluntary action or because or regulation. In 2002, tobacco advertising in Europe represented 1.9% of our consolidated revenues.

Risks Related to Regulations Applicable to Alcoholic Beverage Advertising

Alcoholic beverage advertising is strictly regulated in France by the "Evin" Law of January 10, 1991. The European Directive on television broadcasting, dated June 30, 1997, regulates the advertising of such beverages.

Regulation in this area varies considerably from country to country, from complete prohibition to permission only at points of sale; however, most countries have adopted laws that regulate the content, presentation, and even the timing of such advertising.

Measures involving the total prohibition of this type of advertising could have a negative impact on our business.

Risks Related to our Credit Rating

Our credit has been rated as "Baa2" by Moody's since July 2001 and "BBB" by Standard & Poor's since November 2001. If these ratings were to be lowered, the variable interest rate applicable under our syndicated credit facility, our principal source of financing, could change, as explained in the notes to the financial statements which appear above under "Consolidated Financial Statements". However, a downgrade would not result in accelerated repayment of amounts outstanding under that facility.

Insurance Risks

We have a global insurance policy at the Group level that protects our French and foreign subsidiaries:

- against essential risks from damages and business loss for up to €20 million per year and up to €10 million for each claim to cover our advertising displays and for up to €120 million for other assets. Fluctuations in the insurance market have led to a substantial rise in the level of deductibles for certain recurring casualty risks, along with limits on the level of recoveries.
- our coverage for civil liability risks related to business losses extends to €61 million per year.

In the recent past, none of our insurance policies against essential risks has been cancelled due to claims and we do not foresee any such cancellation based on our current claims ratio. We therefore consider the Group to be appropriately insured against the essential risks relating to our business in light of a self-evaluation of our claims history and trade and professional practices.

5. LITIGATION

We are regularly involved in legal proceedings within the course of our business activities. These business activities often involve contracts with municipalities and public authorities in France and elsewhere that may give rise to rights and administrative proceedings.

Following the cancellation of its advertising agency contract with Air France for its in-flight magazines, our subsidiary RCI commenced an arbitration proceeding against Air France for improper termination of the agreement, claiming damages in the amount of €11 million.

Air France asserted a counterclaim challenging certain methods of calculating the fees paid by RCI under the agreement. No reserve has been established for this case.

We are currently being sued in French commercial court by *Haut-de-Seine Publicité* ("HSP"), a French company, for amounts that it claims to be due under contracts it has with us relating to advertising rights. Due to a change in commercial strategy by Avenir after joining our group, we terminated such payments to HSP. Avenir has been ordered to pay HSP €0.37 million and has appealed this judgement.

In March 2000, Vivendi S.A. filed a request for summary proceedings against Avenir in the Nanterre Commercial Court demanding repayment of a *précompte* tax amounting to approximately €4.8 million that it deemed to be due, under the rules of consolidated accounting, as a result of an exceptional dividend of almost €98.9 million (including *précompte* tax) distributed by Avenir before the acquisition. A *précompte* tax is payable on certain exceptional dividends such as the one at issue. We have refused to pay the *précompte* tax on the ground that it became due before Avenir and Havas Media Communication ceased their tax integration. On April 27, 2001, the court held in favour of Vivendi. We are currently appealing this decision. A provision for this amount has been reserved for the fiscal year ended December 31, 2002.

We are being sued for the use of an anti-graffiti process by G&A, one of our subsidiaries, that it does not believe is suitable for industrial use. The third party that granted us the exclusive license to this patented process initiated an action against us for payment of royalties. An adequate provision has been reserved in our accounts for the fiscal year ended December 31, 2002.

Finally, we are or have been party to a number of administrative proceedings with various municipalities, both initiated by us as a result of their termination of our contracts or improper decision to grant public contracts to our competitors or initiated by our competitors. In particular, we currently have outstanding claims for approximately €4.7 million against the region of the Alpes-Maritimes, approximately €0.6 million against the city of Draguignan, approximately €0.9 million against the city of Antibes, approximately €0.6 million against the city of Béthune, approximately €3 million against the city of Rennes and approximately €0.24 million against the city of Mouveaux

In addition, we are the target of two claims seeking to annul public contracts, or extensions to such contracts, to which we are a party. The Administrative Court overturned decisions made by the City Council of Rennes and the District of Rennes in 1997 to award an outdoor advertising contract to one of our competitors on the ground that the bidding terms were not respected and that competitors were not treated equally. The two local governments have appealed the judgment.

A judicial investigation by the regional accounting office (*Cour des comptes*) in the Nord-Pas de Calais administrative district is currently underway to determine whether, in certain circumstances, it is permissible to negotiate public contracts privately.

In February 2003, we were notified of the commencement of a proceeding based on possible illegal acts involving our Belgian subsidiary, JCDecaux Belgium.

In the United States, JCDecaux Chicago, LLC, is involved in a case with Electric-Life Urban Décor, LLC, for breach of contract. Electric Life is seeking USD 6 million in damages. Since the court's rejection of 3 of Electric Life's 4 arguments, Electric Life has brought a new action, but a decision on the viability of this action will probably not be made until 2004.

Our subsidiary JCDecaux Australia has filed suit against its competitor, Adshel Street Furniture Pty, a subsidiary of Clear Channel International, to enjoin it against taking steps in the Melbourne metropolitan area to prevent other competitors from entering that market. We are awaiting a decision from the court.

To the best of our knowledge, there are no other exceptional facts or litigation that could have a material impact on the financial condition, business, assets or future prospects of our Company and our subsidiaries.

6. PRINCIPAL SUBSIDIARIES AND AFFILIATES

An organisational chart of our principal subsidiaries and affiliates as of December 31, 2002 [after the legal reorganisation and acquisition transactions described above] is set forth on page 120.

In 2002, we pursued the internal reorganisation begun during fiscal year 2000, essentially outside France. In France, companies that were wholly-owned by JCDecaux SA were transformed into simplified stock companies [*sociétés par actions simplifiées*]. The companies involved were AVENIR, JCDecaux Mobilier Urbain, JCDecaux Airport France, JCDecaux Publicité Lumineuse, Decaux Publicité Extérieure, and SEMUP.

A list of companies controlled by JCDecaux SA is set forth in Note 6.2 to the consolidated financial statements, which appears on page 68. None of these companies owns any equity interest in JCDecaux SA.

We provide our French and foreign subsidiaries with support in finances and financing, legal matters and insurance, and management. These services, while shared, are paid for as a percentage of our subsidiaries' revenues and include the use by our subsidiaries of our intellectual property rights. A total of approximately €5 million was billed to our subsidiaries for these services in 2002.

We also make our other technical and commercial resources available to our subsidiaries, for which they pay according to the specific services rendered to them. A total amount of nearly €36 million was billed to our subsidiaries for these services in 2002.

7. RELATIONSHIP WITH JCDECAUX HOLDING

JCDecaux Holding provides JCDecaux SA with services in the areas of conception and implementation of strategic plans, alliances, and financing under an Agreement dated January 21, 2001.

In 2002, JCDecaux Holding billed JCDecaux SA €762,245 under this Agreement. This amount was the same as the amount billed in 2001.

ORGANISATIONAL CHART

AS OF DECEMBER 31, 2002



Avenir
JCDecaux Mobilier Urbain
100%
100%
100%
21%
U.K.
JCDecaux UK
JCDecaux Ltd
79%
WESTERN EUROPE
JCDECAUX HOLDING
69.523%
JCDECAUX SA
SPAIN
PORTUGAL
BELGIUM / LUX.
GERMANY
AUSTRIA
SWITZERLAND
JCDecaux & Sign sa
JCDecaux Portugal
JCDecaux Belgium Publicité
ACM GmbH
JCDecaux Central Eastern Europe Hold.
Affichage Holding
75%
100%
0.15%
99.85%
100%
100%
100%
58.5%
30%
El Mobiliario Urbano
JCDecaux Luxembourg
JCDecaux Stadtmöblierung GmbH
GEWISTA Werbegesellsch. Gmbh
67%
5%
JCDecaux Atlantis
80%
100%
Planigrama Exclus. Publ.
Belgoposter SA
JCDecaux Deutschl. GmbH
100%
50%
Europlakat International Werbe Gmbh
9.29%
JCDecaux Publ. Lumin. SA
JCDecaux España
100%
50.3%
90.71%
50%
DSM Decaux GmbH
50%
100%
R.E.D. Portuguesa
ISPA Werbe-gesellschaft Mbh
ITALY
100%
IGP Decaux
20.48%
NETHERLAND
Klett Decaux GmbH
50%
JCDecaux Nederland BV
JCDecaux Publicidad Luminosa
JCDecaux Neonlight Publicid. Lum.
100%
67%
100%
50%
ILG Aussenwerbung GmbH
Info Screen Austria Gmbh
IGP Decaux Affissioni Spa
11.96%
100%
JCDecaux Airport España
JCDecaux Airport Portugal
Media Frankfurt GmbH
100%
85%
39%


FRANCE
SEMUP
SOPACT
JCDecaux Publicité Lumineuse
JCDecaux Airport France
100%
49.8%
100%
100%
Street furniture
Billboard
Neonlight
Transport
Holding Company
IRELAND
JCDecaux Airport UK Ltd
JCDecaux Ireland Ltd
David Allen Poster Sites
100%
99.99%
99.99%
EASTERN EUROPE
AMERICA
ASIA / OCEANIA
FINLAND
JCDecaux Finland Oy
10.11%
89.89%
SLOVAKIA
ISPA Bratislava SRO
100%
CZECH REPUBL.
JCDecaux Mestsky Mobil. Spol Sro
3.8%
96.2%
HUNGARY
Avenir Budapest Kft
55%
67.6%
Europlakat Spol sro
Europlakat Kft
Avenir Praha
90%
U.S.A.
Mallscape Llc
100%
100%
JCDecaux Airport USA Inc
100%
JCDecaux San Francisco Llc
Viacom Decaux Llc
50%
SINGAPORE
JCDecaux Singapore Pte Ltd
100%
100%
JCDecaux Asia (S) Pte Ltd
JCDecaux Pearl & Dean Pte Ltd
90%
JCDecaux Neonlight Pte Ltd
10%
HONG KONG
JCDecaux Macao
80%
JCDecaux Pearl & Dean Ltd HK (Metro Airports)
100%
SOUTH KOREA
IP Decaux Inc.
50%
SWEDEN
JCDecaux Sverige
96.5%
CROATIA
Europlakat d.o.o.
51%
NORWAY
JCDecaux Norge AS
20%
74%
5%
BOSNIA
Europlakat Sarajevo d.o.o.
60%
JCDecaux Neonlight SRO
100%
BULGARIA
JCDecaux Neonlight Sarl
60%
SALVADOR
JCDecaux Salvador
99.99%
THAILAND
JCDecaux Neonlight Co Ltd
49%
JCDecaux Thailand Ltd
95.15%
100%
AUSTRALIA / FIJI
JCDecaux Street Furniture Pty
100%
JCDecaux Australia Pty
DENMARK/ICELAND
AFA JCDecaux
50%
SERBIA
Europlakat Proreklam Prishtina d.o.o.
29.4%
POLAND
JCDecaux Neonlight Sarl
60%
Europlakat Polska Sp zoo
49%
ARGENTINA
JCDecaux Argentina
99.99%
CHILE
JCDecaux Chile
99.90%
MALAYSIA
Pearl & Dean Media Sdn Bhd
100%
JCDecaux Airport Polska
60%
MEXICO
UCD JCDecaux Airport
50%
84%
JCDecaux Publicidad Luminosa
JAPAN
MCDecaux Inc.
60%
JCDecaux Airport France
JCDecaux Publicité Lumineuse

ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS MAY 14, 2003

AGENDA 123

DISCUSSION OF PROPOSED RESOLUTIONS 124

STATUTORY AUDITORS' REPORTS 125

Report on the consolidated financial statements 125
Report on the corporate financial statements 126
Special report on regulated agreements 127

PROPOSED RESOLUTIONS 129

PERSONS REPONSIBLE FOR PREPARING THIS DOCUMENT AND FINANCIAL STATEMENTS 132

STATUTORY AUDITORS' REPORT ON THE "DOCUMENT DE RÉFÉRENCE" 133

AGENDA

I. ORDINARY SESSION

1) Approval of Executive Board and Supervisory Board management reports on corporate and consolidated financial statements for the fiscal year ended December 31, 2002. Approval of corporate and consolidated financial statements of JCDecaux SA.

2) Approval of regulated agreements entered into during the fiscal year ended December 31, 2002.

3) Allocation of net earnings.

4) Expenses and charges described in Article 39-4 of the French Tax Code.

5) Executive Board authorisation for share repurchases.

6) Renewal of Supervisory Board members terms of office.

7) Appointment of two new Supervisory Board members.

8) Approval of Directors' fees.

II. EXTRAORDINARY SESSION

1) Executive Board authorisation for capital increases through share or other rights issues, as authorised by the Shareholders' Meeting held on May 23, 2002, in the event of a public offering of our Company's shares.

2) Powers.

DISCUSSION OF PROPOSED RESOLUTIONS

ORDINARY SESSION

• In the first resolution, we ask you to approve the corporate financial statements and Group consolidated financial statements for the fiscal year ended December 31, 2002, as presented to you.

• The 2nd and 3rd resolutions ask that you approve the agreements covered by Article L. 225-86 of the French Code of Commerce made with companies that have officers and/or directors in common with our Company or with Shareholders that own, directly or indirectly, more than 5% of our share capital and that were properly authorised by the Supervisory Board during the fiscal year just ended.

These agreements are discussed in a Special Report prepared by the Statutory Auditors.

• The 4th resolution asks you to allocate the net earnings for the period of €54,559,112 as follows: €739,066 to the special reserve for net long-term gains and the remainder to retained earnings which will thus total €320,125,246.

• The 5th resolution takes note of the expenses and charges described in Article 39-4 of the French Tax Code.

• Through the 6th resolution, the Meeting takes note of the share repurchases made by our Company in 2002 pursuant to the authorisation received on May 23, 2002, and asks you to renew that authority for eighteen months on the terms and conditions set forth hereinafter:

The Shareholders' Meeting held on May 23, 2002, authorised the Executive Board to undertake a share buy-back program by our Company in the securities markets for the purpose, if necessary, of stabilising or managing the trading price of our shares, to implement share buy-backs for the benefit of employees or officers, to deliver shares as consideration in connection with acquisitions, to maximise the management of the Company's finances and assets, or to maximise net income per share through cancellation of our shares. This authorisation was given for a period of eighteen months.

During fiscal year 2002, we repurchased 200,000 of our own shares in two tranches of 100,000 shares each. We are asking the Shareholders to renew this authority given to the Executive Board for a new period of eighteen months.

The essential conditions of such authorisation are as follows:

- the total maximum amount of our shares to be bought back may not exceed €329.40 million;

- the maximum number of shares that we may acquire or hold at any time, pursuant to this resolution, may not exceed 10% of our share capital, which, as of December 31, 2002, and taking into consideration the shares already repurchased, amounts to a total maximum of 21,960,076 shares;

- the maximum price per share shall be €15,
(or the equivalent on the same date in any other currency);

- the minimum sale price per share shall be €8.25,
(or the equivalent on the same date in any other currency);

The authority given to the Executive Board includes authority to subdelegate and to execute this decision by placing, in particular, any necessary orders in the securities markets and to make any required statements and complete any required formalities.

• The 7th resolution renews the term of office of all of the Members of the Supervisory Board for three years.

• The 8th resolution asks you to appoint a new Member to the Supervisory Board.

• The 9th resolution asks you, pursuant to a request by a shareholder in accordance with Article L225-105 of the French Code of Commerce, to appoint an additional Member to the Supervisory Board.

• The 10th resolution increases the total amount of directors' fees taking into consideration, in particular, the increase in the number of the Members of the Supervisory Board.

EXTRAORDINARY SESSION

• The 11th resolution of the extraordinary session of the Meeting authorises the Executive Board to implement any capital increase authorised by the Shareholders' Meeting held on May 23, 2002, in the event of a public offering of our Company's shares.

This authority is given for a period expiring at the end of the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2003.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Translated from French)

To the Shareholders of the Company JCDecaux SA,

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31, 2002, on the audit of the accompanying consolidated financial statements of the Company JCDecaux SA.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We also performed the verification of the information given in the management report of the Executive Board. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

Without qualifying our opinion expressed hereabove, we draw your attention to note 1.1.b of the financial statements disclosing the change in accounting methods, as of January 1st, 2002, due to the first application of rule 2000-06 of the CRC (*Comité de Réglementation Comptable*, French Accounting Regulations Committee) relating to liabilities.

Neuilly-sur-Seine and Paris, March 19th, 2003

The Statutory Auditors

Patrick Malvoisin

BARBIER FRINAULT & AUTRES
ERNST & YOUNG Network
Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Claude Chezaud

FIDUCIAIRE REVISUNION

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

STATUTORY AUDITORS' REPORT ON THE CORPORATE FINANCIAL STATEMENTS

(Translated from French)

To the Shareholders of the Company JCDecaux S.A.,

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31, 2002, on:

-the audit of the accompanying financial statements of the company JCDecaux S.A reported in Euro currency,

-the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion expressed hereabove, we draw your attention to note 1.2 of the financial statements disclosing the change in accounting methods, as of January 1st, 2002, due to the first application of rule 2000-6 of the CRC (*Comité de Règlementation Comptable*, French Accounting Regulations Committee) relating to liabilities.

II. SPECIFIC VERIFICATIONS AND INFORMATION

We also performed the specific verifications required by law, in accordance with the professional standards applied in France.

We have no comment as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains appropriate disclosures as to the percentage interests and votes held by shareholders.

Neuilly-sur-Seine and Paris, March 19th, 2003

The Statutory Auditors

Patrick Malvoisin

BARBIER FRINAULT & AUTRES
ERNST & YOUNG Network
Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Claude Chezaud

FIDUCIAIRE REVISUNION

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS

(Translated from French)

To the Shareholders of JCDecaux S.A.,

In our capacity as Statutory Auditors of your Company, we hereby present you with our report on the regulated agreements.

Pursuant to Article L 225-88 of the Commercial Code, we have been informed of the agreements which were subject to the prior approval of your Supervisory Board.

Our assignment does not involve seeking out the possible existence of any other such agreements but consists in informing you, on the basis of the information provided to us, of the essential characteristics and terms and conditions of those agreements brought to our attention, without having to express an opinion on their usefulness or appropriateness. Pursuant to Article 117 of the Decree of March 23, 1967, it is your responsibility to assess the interest for the company of concluding these agreements with a view to their approval.

We have carried out our work in accordance with the professional standards applied in France; these standards involve the implementation of the procedures required in order to verify that the information which was given to us is consistent with the source documents from which it was taken.

WITH THE COMPANY JCDECAUX ARGENTINA

Person concerned:
JCDecaux SA as shareholder of JCDecaux Argentina.

Nature and purpose:
Your Supervisory Board meeting on December 13, 2002, authorised the forgiveness of debt by JCDecaux SA in favor of its subsidiary JCDecaux Argentina for an amount of 0.9 Million USD.

This forgiveness of debt is subject to clauses providing for review in the event of an improvement in the subsidiary's financial position, i.e that the subsidiary's shareholders' equity would exceed the amount of share capital before December 31, 2007.

Terms:
The Company has recorded a charge of €0.8 million due to this forgiveness during the 2002 fiscal year.

WITH THE COMPANY JCDECAUX STREET FURNITURE

Persons concerned:
JCDecaux SA, as shareholder of JCDecaux Street Furniture.
Mr. Jean François Decaux, Managing Director of JCDecaux SA.

Nature and purpose:
Your Supervisory Board meeting dated December 13, 2002, authorised the forgiveness of debt by JCDecaux SA in favor of its subsidiary JCDecaux Street Furniture for an amount of 14.6 Million AUD.

This forgiveness of debt is subject to clauses providing for review in the event of an improvement in the subsidiary's financial position, i.e that the subsidiary's shareholders' equity would exceed the amount of share capital before December 31, 2007.

Terms:
The Company has recorded a charge of €8.4 million due to this forgiveness during the 2002 fiscal year.

WITH THE COMPANY JCDECAUX AUSTRALIA

Person concerned:
JCDecaux SA in its quality of indirect 100% interest in JCDecaux Australia.

Nature and purpose:
Your Supervisory Board meeting dated December 13, 2002, authorised the forgiveness of debt by JCDecaux SA in favor of its subsidiary JCDecaux Australia for an amount of 2.7 Million AUD.

This forgiveness of debt is subject to clauses providing for review in the event of an improvement in the subsidiary's financial position, i.e that the subsidiary's shareholders' equity would exceed the amount of share capital before December 31, 2007.

Terms:
The Company has recorded a charge of €1.6 million due to this forgiveness during the 2002 fiscal year.

WITH THE COMPANY JCDECAUX NORGE

Persons concerned:
JCDecaux SA, as shareholder of JCDecaux Norge.

Mr. Jeremy Male, Director of JCDecaux SA.

Nature and purpose:
Your Supervisory Board meeting dated December 13, 2002, authorised the forgiveness of debt by JCDecaux SA in favor of its subsidiary JCDecaux Norge for an amount of €1.3 million.

This forgiveness of debt is subject to clauses providing for review in the event of an improvement in the subsidiary's financial position, i.e that the subsidiary's shareholders' equity would exceed the amount of share capital before December 31, 2007.

Terms:
The Company has recorded a charge of €1.3 million due to this forgiveness during the 2002 fiscal year.

WITH THE COMPANY JCDECAUX ASIA

Person concerned:
JCDecaux SA as shareholder of JCDecaux Asia.

Nature and purpose:
Your Supervisory Board meeting on December 13, 2002, authorised the payment of 80 Million THB to JCDecaux Asia in order to compensate that company for the forgiveness of debt it made in favor of JCDecaux Thaïland for an identical amount.

This compensation is subject to clauses providing for review in the event of an improvement in JCDecaux Thaïland financial position, i.e that this company's shareholders' equity would exceed the amount of share capital before December 31, 2007.

Terms:
The Company has recorded a charge of €1.8 million due to of this compensation during the 2002 fiscal year.

Furthermore, pursuant to the Decree of March 23, 1967, we have been informed that the following agreements, approved during previous financial periods, continued to remain in force during the last financial period.

WITH THE COMPANY JCDECAUX HOLDING

Nature, purpose and terms:
Your Company will pay for any cost charged by BNP Paribas to JCDecaux Holding and linked to the guarantee of the collateral granted by BNP Paribas to JCDecaux SA in the course of the agreements for the acquisition of the Gewista group and the establishment of the joint-venture JCDecaux Central Eastern Europe Gmbh. Subsequently, your Company has recorded a charge of €0.7 million during the 2002 fiscal year.

WITH SNC AGUESSEAU BOULOGNE AND SCI TROISJEAN

Nature, purpose and terms:
Your Supervisory Board meeting on December 20, 2001, authorised the sale by SNC Aguesseau Boulogne to SCI Troisjean, of the building located at 114 rue Gallieni in Boulogne Billancourt for a price of €21.5 million subject to :

- SNC Aguesseau Boulogne will undertake any consequence of the warrantees given by SCI Troisjean to the final buyer, up to €4.7 million. No related charge was recorded.

- Reimbursement by the SCI Troisjean to SNC Aguesseau Boulogne of the net capital gain achieved in case of resale within a five year period. The resale of the building by SCI Troisjean in 2002 was achieved without any capital gain.

- Reimbursement by SNC Aguessau Boulogne to SCI Troisjean of future costs pertaining to the fact that no parking lots were built as the corresponding premises were transformed into offices buildings up to €1.7 million and within the next 5 years.

Subsequently SNC Aguesseau Boulogne has recorded 1.1 Million of charges in fiscal year 2002.

Neuilly-sur-Seine and Paris, March 19th, 2003

The Statutory Auditors

Patrick Malvoisin

BARBIER FRINAULT & AUTRES
ERNST & YOUNG Network
Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Claude Chezaud

FIDUCIAIRE REVISUNION

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

PROPOSED RESOLUTIONS

I. ORDINARY SESSION

FIRST RESOLUTION

(Approval of 2002 Financial Statements)

The Shareholders, after reviewing the Reports of the Executive Board, the Supervisory Board, and the Statutory Auditors, hereby resolve to approve such Reports in their entirety, as well as the corporate and consolidated financial statements for the fiscal year ended December 31, 2002, as presented to them.

Consequently, they hereby resolve to approve the transactions reflected in such financial statements and summarized in such Reports.

SECOND RESOLUTION

(Regulated Agreements)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the fiscal year just ended of the transactions described in Article L.225-86 of the Code of Commerce, hereby takes note of the conclusions set forth in such report with respect, among other things, to the following agreements:

- JCDecaux ARGENTINA: in connection with the guaranty given to JCDecaux MALLSCAPE, JCDecaux SA paid, on behalf of its subsidiary a total amount of US$ 857,628.79 corresponding to invoices for supplies of material and equipment. JCDecaux SA was authorised to forgive a debt payable by JCDecaux ARGENTINA for the same amount.

- JCDecaux AUSTRALIA: to assist the start-up of this company, wholly-owned by JCDecaux SA via JCDecaux STREET FURNITURE and taking its strategic importance into consideration, the Company authorised JCDecaux STREET FURNITURE to forgive its debt for the amount of AUD$ 2.7 M in connection with trade receivables;

- JCDecaux NORGE: to assist this wholly-owned subsidiary which is experiencing start-up difficulties, the Company was authorised to forgive €1,286,187.14 in connection with trade receivables.

Forgiveness of the debts was subject to a return-to-profit clause.

- JCDecaux ASIA: the Company was authorised to indemnify its subsidiary, JCDecaux ASIA, for an amount of 80 MTHB in order to compensate JCDecaux ASIA for the debt it forgave to JCDecaux THAÏLAND.

The Shareholders hereby resolve to ratify the agreements herein set forth.

THIRD RESOLUTION

(Regulated Agreements)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the fiscal year just ended of the transactions described in Article L.225-86 of the Code of Commerce, hereby take note of the conclusions set forth in such report and resolve to ratify the following agreement:

- JCDecaux STREET FURNITURE: to assist this subsidiary in its financial restructuring, the Company was authorised to forgive a financial debt payable by the subsidiary for an amount of AUD$ 14.6 M. This debt may be reinstated in the event that JCDecaux STREET FURNITURE'S financial health improves.

The Shareholders, with Mr. Jean-François Decaux, as an Officer affected by such agreements not taking part in such vote, hereby resolves to ratify the agreements set forth hereinabove,

FOURTH RESOLUTION

(Allocation of earnings)

The Shareholders, after reviewing the Report of the Executive Board, hereby resolve to allocate the earnings for the fiscal year ended December 31, 2002, for the amount of €54,559,112, as follows:

net income of	€54,559,112
prior retained earnings of	€266,305,200
which aggregate available net income of	€320,864,312

shall be allocated as follows:

reserve for net long-term capital gain	€739,066
Retained earnings	€320,125,246

For the record, as provided by law, distributions of dividends per shares during the past three fiscal years were as follows:

	1999	2000	2001
Net amount (excluding tax credit (*avoir fiscal*))	141.78 €	-	-
Taxes paid to French Treasury	70.89 €	-	-
Gross income (*avoir fiscal* included)	212.67 €	-	-

FIFTH RESOLUTION

(Expenses described in Article 39-4 of the French Tax Code)

Pursuant to Article 223 quarter of the *Code général des impôts*, the Shareholders hereby resolve to take note of the fact that the charges and expenses set forth in Article 39-4 of such Tax Code amounted to €72,333 during the fiscal year just ended, and that no tax was incurred as a result of such charges and expenses.

SIXTH RESOLUTION

(Share Buy-Back Program)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to ordinary meetings of shareholders, after reviewing the Report of the Executive Board as well as the Information Memorandum approved by the *Commission des Opérations de Bourse*:

• hereby declares that the Company has acquired, pursuant to the authority granted at the Meeting of Shareholders held on May 23, 2002, 200 000 of its own shares;

• hereby authorizes the Executive Board, as provided under Articles L.225-209 et seq. of the Code of Commerce to acquire and to sell shares of the Company, depending on market conditions;

for the purpose, in particular (in descending order):

- of stabilising the share price through systematic counter cyclical transactions in the market;

- of implementing a stock purchase program for the Company's shares in connection with the provisions of Articles L.225-177 et seq. of the Code of Commerce;

- of implementing a stock purchase program by employees as provided by law, including, but not limited to, Articles L.443-1 et seq. of the *Code du travail*;

- of delivering shares (in exchange, or as consideration, or otherwise) in connection with acquisition transactions, in accordance with stock exchange rules;

- of delivering shares upon exercise of rights attached to securities carrying the right through redemption, conversion, exchange, presentation of a coupon, or otherwise, to acquire shares of the Company, in accordance with stock exchange rules;

- of implementing a strategy for managing the shares that it holds, including their preservation, sale, transfer or cancellation, as provided in the authorisation given at the Extraordinary General Meeting of Shareholders held on May 23, 2002.

The acquisitions of the Company's shares may involve a number of shares such that:

• the number of shares that the Company acquires during the term of the repurchase program shall not exceed 10% of the shares constituting its share capital, taking into consideration the shares it already has acquired, i.e., 21,960,076 shares as of December 31, 2002;

• the number of shares that the Company owns at any one time shall not exceed 10% of the shares constituting its share capital.

The acquisition, sale, or transfer of the shares may be made at any time (including during a period of a public offering) and by any means, on the market or in private transactions, including through acquisition or sale of blocks (without limiting the portion of the program that may be implemented through such means), or by use of options or other futures financial instruments traded on a regulated market or in private transactions, or through issues of securities carrying the right, through conversion, exchange, redemption, exercise of a coupon, or otherwise, to acquire shares of the Company owned by it.

The maximum purchase price of the shares in connection with this resolution shall be €15 per share (or the equivalent in any other currency on the same date), such maximum price to be applicable only to acquisitions undertaken as from the date of this Meeting of Shareholders and not to future transactions authorised by an earlier Meeting of Shareholders and providing for acquisitions of shares after the date of this Meeting of Shareholders.

Consequently, and as an indication, the maximum amount that the Company could pay to acquire its shares would be €329,40 million, corresponding to a maximum price per share of €15 and to a maximum of 21,960,076 shares (subject to necessary adjustments in case of transactions involving the share capital).

In the event of resale on the market, the minimum sale price of the shares held in the Treasury acquired in connection with repurchase programs authorised by this Meeting of Shareholders (or prior Meetings of Shareholders) shall be €8.25 per share (or the equivalent in any other currency on the same date). This price shall apply to sales made through issue, after the date of this Meeting, of securities carrying the right through redemption, conversion, exchange, presentation of a coupon, or otherwise to acquire shares of the Company owned by it. Notwithstanding the foregoing, in the event the mechanisms provided under the third section of Article L.225-209 of the Code of Commerce should be used, the rules relating to sale price shall be those established by the then-applicable provisions of law.

This authorisation, as of the date hereof, shall supersede and replace up to the unused portion thereof, if any, of any prior delegation of authority given to the Executive Board to carry out transactions in respect of the Company's shares. This authority is hereby granted for eighteen months from the date hereof.

The Shareholders hereby resolve to delegate to the Executive Board, in the event of change to the par value of the shares, capital increase through incorporation of reserves, awards of shares without consideration, amalgamation of shares, distribution of reserves or any other assets, amortisation of share capital, or any other transaction relating to shareholders' equity, the power to adjust the purchase and sale price referred to above in proportion to difference between the number of shares before and after such transaction.

The Shareholders hereby resolve to grant to the Executive Board any and all authority, with the power to subdelegate on the terms and conditions provided by law, to decide and undertake implementation of the authority granted hereby, to specify the terms and conditions thereof, if need be, and determine the implementation methods therefor, with the power to delegate the implementation of the program, on the terms and conditions provided by law, and, among other things, to place any orders on the market, enter into any agreement, for the purpose of maintaining the books and records for purchases and sales of shares, make any filings with the *Commission des Opérations de Bourse*, the *Conseil des Marchés Financiers*, and any other governmental authority that may be substituted therefor, complete any formalities, and, in general, do whatever may be necessary.

SEVENTH RESOLUTION

(Renewal of the Terms of Office of Members of the Supervisory Board)

The Shareholders, after reviewing the Report of the Executive Board, hereby resolve to renew, for a period of three years ending at the close of the Ordinary General Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005, the terms of office of M. Jean-Claude DECAUX, Christian BLANC, Jean-Pierre DECAUX, and Pierre-Alain PARIENTE as Members of the Supervisory Board.

EIGHTH RESOLUTION

(Appointment of a new Member of the Supervisory Board)

The Shareholders, after reviewing the Report of the Executive Board, hereby resolve to appoint as a Member of the Supervisory Board:

- Mr. Lothar SPÄTH

who shall hold office for a term of three years expiring at the close of the Ordinary General Meeting of Shareholders called to approve on the financial statements for the fiscal year ending December 31, 2005.

NINTH RESOLUTION

(Appointment of a new Member of the Supervisory Board at the request of a shareholder, JCDecaux Holding)

The Shareholders, after reviewing the nomination proposed by JCDecaux Holding, a shareholder with a 69.52% interest, and the consent of the Executive Board, hereby resolve to appoint as a Member of the Supervisory Board:

- Mr. Xavier de SARRAU

who shall hold office for a term of three years expiring at the close of the Ordinary General Meeting of Shareholders called to approve on the financial statements for the fiscal year ending December 31, 2005.

TENTH RESOLUTION

(Directors' Fees)

The Shareholders, after reviewing the Report of the Executive Board and taking into consideration the increase in the number of members of the Supervisory Board, hereby resolve to fix at €164,645 the total amount of directors' fees to be paid in respect of fiscal year 2003, with the Supervisory Board to be responsible for deciding how such fees shall be shared among the members thereof.

II. EXTRAORDINARY SESSION

ELEVENTH RESOLUTION

(Grant of authority to the Executive Board to undertake a capital increase through issues of shares and/or other securities carrying the right immediately or in the future to acquire shares of the Company in the event of a public tender offer for the Company's shares)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board, hereby resolve to authorise the Executive Board to use, in whole or in part, pursuant to applicable provisions of law, the delegations of authority given to the Executive Board by the Extraordinary General Meeting of Shareholders held on May 23, 2002, in the fourth and fifth resolutions thereof, to increase the share capital by issuing shares or other securities, as set forth in such resolutions, in the event there should occur one or more public tender offers for the acquisition or exchange, or other public offer permitted by applicable law in respect of securities issued by the Company, during the period of such offer.

This authority is granted for a period which shall expire at the close of the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2003.

TWELFTH RESOLUTION

(Authority with respect to formalities)

The Shareholders hereby resolve to authorise the bearer of copies or excerpts hereof to make any statements and complete any necessary legal, filing, publication, or other formalities.

PERSONS RESPONSIBLE FOR PREPARING THIS DOCUMENT AND FINANCIAL STATEMENTS

PERSON RESPONSIBLE FOR THE *DOCUMENT DE REFERENCE*

Mr. Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux SA.

Certificate of Person Responsible for the *Document de Référence*

"To our knowledge, the information in this Annual Report is accurate; it includes all information necessary for investors to assess the assets, business, financial condition, results of operations, and prospects of JCDecaux SA, this information does not contain any material errors or omissions."

Jean-Charles Decaux
Chairman of the Executive Board

FINANCIAL STATEMENTS AUDITORS

PRINCIPAL STATUTORY AUDITORS

Barbier Frinault & Autres
41, rue Ybry
92200 Neuilly-sur-Seine

represented by Mr. Patrick Malvoisin,
Appointed on June 20, 2000, and whose appointment will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

Fiduciaire Révisunion
169, boulevard Malesherbes
75017 Paris

represented by Mr. Claude Chezaud,
Appointed on April 25, 1980, and whose appointment was renewed on June 20, 2000, and will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

ALTERNATE STATUTORY AUDITORS

Monsieur Christian Thelier
141, avenue de Wagram
75017 Paris

Appointed on May 23, 2002, and whose appointment will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

Monsieur Maxime Petiet
41, rue Ybry
92200 Neuilly-sur-Seine

Appointed on June 20, 2000, and whose appointment will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

INVESTOR INFORMATION

Cécile Prévot
Manager of Investor Relations
and Financial Communications
Telephone: 01.30.79.44.86
Facsimile: 01.30.79.77.91

STATUTORY AUDITORS' REPORT ON THE "DOCUMENT DE RÉFÉRENCE"

(Translated from French)

In our capacity as statutory auditors of the Company JCDecaux SA, and in accordance with Rule 98-01 of the *Commission des Opérations de Bourse* and professional standards applicable in France, we have performed certain procedures on the information contained in this *Document de Référence* relating to the financial position and the historical financial statements of the Company.

This *Document de Référence* has been prepared under the responsibility of the Company's Chief Executive Officer.

Our responsibility is to report on the fairness of the information presented in this *Document de Référence* relating to the financial position and financial statements of the Company.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information relating to the financial position and the financial statements, and its consistency with the financial statements subject to our audit. These procedures also included reading the other information included in this *Document de Référence* in order to identify any material inconsistencies with the information relating to the financial position and the financial statements, and to report any obviously incorrect information that came to our attention based on our general knowledge of the Company acquired in the course of our engagement.

This *Document de Référence* does not contain forward looking information resulting from a structured elaboration process.

We have audited both the statutory and consolidated financial statements of the Company for the years ended December 31, 2000 and 2001 as approved by the Board of Directors. Our audits were performed in accordance with professional standards applicable in France. We expressed an unqualified opinion on these financial statements.

We have audited both the statutory and consolidated financial statements of the Company for the year ended December 31, 2002 as approved by the Board of Directors. Our audit was performed in accordance with professional standards applicable in France. We expressed an unqualified opinion on these financial statements. Our report included an emphasis of matter concerning to the first time application as of January 1st, 2002 of Rule n° 2000-06 of the *Comité de Réglementation Compable* relating to liabilities, and the fact that no material impact on the statutory and consolidated financial statements.

Based on the procedures performed and described above, we have no matter to report regarding the fairness of the information relating to the financial position and to the financial statements presented in the *Document de Référence*.

Neuilly-sur-Seine and Paris, April 16th, 2003

The Statutory Auditors

Patrick Malvoisin

BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Claude Chezaud

FIDUCIAIRE REVISUNION

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

This document was produced by
JCDecaux's Corporate Finance Division
Investor Relations and Financial Communications

JCDecaux
17, rue Soyer
92200 Neuilly-sur-Seine
Tel: 33 (0)1 30 79 79 79

Designed and produced by Burson-Marsteller

Photo credits: Chris Volk


JCDecaux
www.jcdecaux.com
New. Perfectionist
Correcting Serum For Lines/Wrinkles
SFMOMA
Bay
Area

JCDecaux lamppost designed by Philippe Starck and kiosk designed by Lord Norman Foster, with San Francisco Museum of Modern Art in the background

JCDecaux

showcasing the world


JCDecaux
BOOK YOUR TICKETS NOW!

Decaux bus shelter designed by Robert A.M. Stern Architects, n North Michigan Avenue outside of Tiffany, with Chicago's John ancock building in the background

2002 ANNUAL REPORT

REVENUES BY BUSINESS SEGMENT

(in million €)



1,417
1,543
1,578
307
384
726
334
411
798
295
443
840
2000
2001
2002

☐ TRANSPORT
☐ BILLBOARD
☐ STREET FURNITURE

REVENUES BY GEOGRAPHIC AREA

(in million €)



1,417
1,543
1,578
116
106
401
213
581
111
103
516
221
592
102
104
569
232
571
2000
2001
2002

☐ ASIA
☐ AMERICAS
■ EUROPE
■ UNITED KINGDOM
☐ FRANCE

EBITDA* BY BUSINESS SEGMENT

(in million €)



386
377
405
10
28
66
294
23
48
306
55
340
-2
2000
2001
2002

☐ TRANSPORT
☐ BILLBOARD
☐ STREET FURNITURE
HOLDING

* Earnings Before Interest, Tax, Depreciation and Amortisation.

EBIT* BY BUSINESS SEGMENT

(in million €)



238
201
211
21
45
180
14
18
169
23
189
-8
-1
2000
2001
2002

☐ TRANSPORT
☐ BILLBOARD
☐ STREET FURNITURE
HOLDING

* Operating income.

NET INCOME GROUP SHARE

(in million €)



68
20
87
10
92
26
2000
2001
2002

☐ NET INCOME GROUP SHARE BEFORE AMORTISATION OF GOODWILL AND EXCEPTIONAL ITEMS
■ NET INCOME GROUP SHARE

FREE CASH FLOW*

(in million €)



168
-23
-104
2000
2001
2002

* Cash from operations less change in working capital, less net capital investments (tangible and intangible assets).

FINANCIAL HIGHLIGHTS

THE THREE CORE BUSINESS ACTIVITIES OF JCDECAUX



STREET FURNITURE

	2002	2001
Revenues (in million €)	840	798
EBITDA* (in million €)	340	306
EBIT (in million €)	189	169

- Providing cities with street furniture (bus shelters, multi-service columns, free-standing information panels, automatic outdoor toilets, etc.) and maintaining them free of charge in exchange for the right to sell advertising space on them.
- Helping to improve the urban environment and the quality for people's greater comfort.
- Concessions ranging from 12 to 25 years.

- January:
  - Signed Los Angeles street furniture contract.
  - Increased equity interest in KlettDecaux in Germany.
- February:
  - JCDecaux won three contracts in Spain and one contract in Denmark.
  - Installation of taxi shelters in Seoul and bus shelters in Bangkok.
- April: JCDecaux won contract for Oslo, in Norway.
- July: signed the street furniture contract with the city of Chicago.
- August: Viacom-Decaux awarded a street furniture contract for the city of Vancouver.
- December: JCDecaux won the street furniture contracts for the cities of Naples, Leicester and Cordoba.

- Global leader
- 285,000 advertising panels
- Present in 34 different countries
- 53.3% of Group revenues
- 1,400 concessions
- Present in more than 300 shopping malls





BILLBOARD ADVERTISING

	2002	2001
Revenues (in million €)	443	411
EBITDA* (in million €)	55	48
EBIT (in million €)	23	18

- Offering an extensive range of high quality billboard displays (8m², 12m², 18m², 24m², 36m² and 40m²) positioned in premium locations.
- Private leases for a period of 3 years.

- January: JCDecaux acquired outstanding shares in Publifer in Italy.
- May: JCDecaux and Affichage Holding reinforce their cooperation in Central Europe
- October: JCDecaux assumed control of two outdoor advertising companies in the Czech Republic and Slovakia

- European leader
- 192,000 advertising panels
- Present in 25 different countries
- 28.0% of Group revenues
- Present in 3,000 European cities of more than 10,000 inhabitants



TRANSPORT ADVERTISING

	2002	2001
Revenues (in million €)	295	334
EBITDA* (in million €)	10	23
EBIT (in million €)		14

- Outdoor advertising business in airports, trains, metros, buses and tramways.
- Concession contracts ranging from 5 to 17 years.

- February: JCDecaux secured advertising contract for the Santiago metro in Chile.
- April: renewal of the concession for Marseilles airport.
- May: renewal of the advertising concession for Lyons airport.
- July:
  - Renewal of the concession granted by the Bordeaux airport.
  - Renewal of the advertising concession for the Hong Kong metro.
- November: inauguration of the "Samsung Hand" advertising model at Roissy Charles-de Gaulle.
- December: JCDecaux won the advertising concession for the Bale-Mulhouse airport.

- Global leader in airport advertising
- 145,000 advertising panels
- Present in 19 different countries
- 18.7% of Group revenues
- Present in 147 airports
- 150 transit systems (trains, metros, tramways and buses) managed by the Group

*EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation

CHICAGO: A DECISIVE STEP IN OUR UNITED STATES EXPANSION


JCDecaux
RALPH LAUREN
JCDecaux
RALPH

JCDecaux bus shelter, outside the Wrigley building

JCDecaux bus shelter outside Ralph Lauren shop

The signature of the street furniture contract with the City of Chicago on July 18, 2002, was a decisive step in JCDecaux's US expansion - the world's largest advertising market. With potential advertising revenues of €850 million, this agreement is one of the largest street furniture contracts ever awarded. JCDecaux first entered the US market almost ten years ago when it won the street furniture contract for San Francisco. Since that date, our presence in the US has continued to grow at a rapid pace. The Group is now present in 47 airports throughout the United States, over 100 of the most prestigious shopping malls, and has been awarded the Los Angeles street furniture contract in partnership with Viacom. The next target is the street furniture contract for the City of New York, which is due to be put out to tender in 2003.



n°1 worldwide

IN STREET FURNITURE





n°1 in Europe

ON BILLBOARD ADVERTISING

n°1 worldwide

IN AIRPORT ADVERTISING

PROFILE









Every day, JCDecaux reaches more than 150 million people throughout the world. The outdoor advertising industry is constantly changing and adapting in response to a major social phenomenon: the increasing amount of time that people spend on the move in an increasingly mobile world. As a result, the Group has built on its three key strengths.

- Its focus on the three principal and complementary business activities in the outdoor advertising sector: street furniture, billboard and transport advertising.

- Its leading global positions in each of these segments.

- Its position as the only global player exclusively dedicated to outdoor advertising.

As the only operator capable of offering advertisers an integrated multi-product, multi-format range of advertising displays at a regional, national and international level, JCDecaux boasts significant growth potential in central Europe, America and Asia.

Building on its current position, the Group is pursuing a growth strategy based on carefully targeted acquisitions, particularly in the fragmented European market, well planned organic growth and partnership agreements.

Consistent with the values that have guided the Group since it was first created, JCDecaux's 7,100 employees have a long-term commitment to the Group, a constant focus on quality, innovation and customer service as well as a keen eye for detail and an entrepreneurial spirit.

621,000
ADVERTISING FACES

PRESENT IN
40 countries

AND IN MORE THAN
3,400 towns
(with over 10,000 inhabitants)

CONTENTS

PROFILE 1 • MESSAGE FROM THE CHAIRMAN 2 • MESSAGE FROM OUR CO-CHIEF EXECUTIVE OFFICERS 3 • CORPORATE GOVERNANCE 4 • N°1 WORLDWIDE IN STREET FURNITURE 6 • N°1 IN EUROPE ON BILLBOARD ADVERTISING 10 • N°1 WORLDWIDE IN AIRPORT ADVERTISING 14 • VISIBILITY 18 • NETWORKS 20 • MARKETING INNOVATION 22 • PARTNERSHIPS 24 • PRODUCT INNOVATION 26 • DESIGN 28 • MAINTENANCE 30 • THE COMMITMENT OF AN ENTIRE TEAM 32 • JCDECAUX AND ITS SHAREHOLDERS 34 • SUSTAINABLE DEVELOPMENT (insert) • FINANCIAL REPORT 35 •

MESSAGE FROM THE CHAIRMAN

Dear Shareholder,

Our Group, which created the concept of street furniture, is currently the only world-class player to have developed a full range of outdoor advertising activities including street furniture, billboard and transport advertising. Our focus on these core business activities has been central to our strategy over the past 40 years - to strive for excellence in a single business activity, contributing every day to improving the quality of outdoor advertising, to ensure that it meets the changing needs of cities, airports, transport companies and advertisers alike.

In spite of the depressed advertising market conditions for the consecutive second year, our 2002 results demonstrate the success of our strategy. Thanks to the personal commitment and dynamism of the Group's 7,100 employees in the 40 countries where we operate, we have been successful in outperforming both the outdoor advertising sector and the display advertising industry in general.

In 2002, we won 85% of the street furniture we tendered for, confirming the quality of our commercial offer and, reinforcing our position as number one worldwide, while continuing to grow the business organically. The rapid and successful integration of acquisitions and partnerships forged in 2001 with Gewista and IGPDecaux has given us additional growth potential, enabling us to further consolidate our leading position in the European outdoor advertising market.

To pursue our growth, we will continue to build on the values that have driven the Company's success. Among these values, I would like to emphasize the professionalism of our employees and our continuous focus on innovation, which lies at the heart of our know-how, as well as the essential qualities that govern our every day relations with our customers, our suppliers, our partners and, of course, the employees of the Group.

Together, we look forward to rising to the new challenges of 2003 with unwavering enthusiasm and determination.



Jean-Claude Decaux
Founder and Chairman
of the Supervisory Board

MESSAGE FROM OUR CO-CHIEF EXECUTIVE OFFICERS

2002: strengthening our existing positions

During the year we achieved a stronger rate of growth than both the media sector and the outdoor advertising market, which continues to enjoy a rapid growth in its audience based on changing life styles and on the increasing fragmentation of other of advertising media. In 2002, thanks to this strong growth, we improved the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) margin in our Street Furniture (to 40.5%) and Billboard (to 12.5%) businesses. These results confirm to the quality of our Street Furniture and Billboard assets, and our resilience in a depressed business environment for the second year in succession. Only airport advertising has continued to suffer in the aftermath of September 11, 2001. Nevertheless, we remain committed to this activity, whose large and growing audience represent a fundamental part of the outdoor advertising sector. We have a unique portfolio of 147 airports and 150 advertising concessions in metros and other mass transit systems and remain fully confident in our ability to take advantage of the economic recovery as soon as the geopolitical situation improves. We have also implemented cost-saving measures, which have resulted in annual savings of €20.6 million.

Contracts to drive future growth

Contracts won in 2002 enable us to reinforce our positions as the world's leading street furniture operator, with contracts in 34 of the 50 largest cities in Western Europe. We have won or renewed concessions in Spain, with the cities of Saragossa, Alicante, Mostoles and Cordoba; in France, with Grenoble, Quimper and Arras; in Italy, with Naples; in the United Kingdom, with Leicester; and in Norway, with Oslo. In Asia, we have won a contract for the taxi shelters in Seoul, in partnership with In Poong Inc, the Korean leader in outdoor advertising, and a street furniture contract in Bangkok, Thailand. In North America, we signed a major street furniture contract with the city of Chicago and we were granted, in association with our partner Viacom, our first street furniture concession in Canada, in Vancouver. At the same time, we continued to diversify our range of marketing services and to develop new products in three key areas: the environment, universal accessibility and safety/information.



Jean-Charles Decaux
Chairman of the Executive Board and Co-Chief Executive Officer



Jean-François Decaux
Co-Chief Executive Officer

A development strategy based on organic growth, partnerships and acquisitions

In 2003, we will continue to implement our development strategy based on organic growth, partnerships and acquisitions. The principal opportunities and challenges, are the street furniture contracts to be put out to tender by the cities of New York, London, Rome, Sao Paolo and Taipei. Last year's decision by the city of Naples to award the installation and maintenance of bus shelters to IGPDecaux represents a major step in the development of the Italian street furniture market, which has a high growth potential. We also intend to play a major role in the consolidation of the outdoor advertising market, particularly in Germany and Italy. We will continue to seize opportunities as and when they arise to reinforce our positions, primarily in the European Billboard market.

Creating the largest street furniture network in the United States

Taking account of the specific characteristics of the US market, we are expanding our network from the street furniture already installed in major cities and most prestigious shopping malls. Our successes in Los Angeles and Chicago in 2001-2002, combined with our presence in San Francisco and our contracts with leading operators of shopping malls in the United States, have reinforced our position and created a Street Furniture network.

JCDecaux share performance

In a depressed economic environment, our share price only declined by 8.4% in 2002 while the composite CAC 40 share index fell by 33.7%, the SBF 120 index by 32.4% and the DJ EuroStoxx Media index by 46.5%. This stock market performance highlights the resilience of our business model in a particularly sluggish advertising media market. JCDecaux's management team and all our employees are fully committed to enhance the Group's economic and stock price performance.

CORPORATE GOVERNANCE

JCDecaux is committed to good corporate governance practices to ensure that the interest of its shareholders are represented. In 2000, the Group changed its status to that of a public limited corporation governed by an Executive Board and Supervisory Board. A Compensation Committee, chaired by Christian Blanc, was set up in 2000 and an Audit Committee was set up in June 2002, it convened its first meeting in March 2003 to review the 2002 results.



Robert Caudron
Jean-Charles Decaux
Jeremy Male
Jean-François Decaux
Gérard Degonse

EXECUTIVE BOARD

The Executive Board has five members appointed by the Supervisory Board, and manages the Company's day-to-day operations. Jean-Charles Decaux and Jean-François Decaux alternate as Chairman of the Executive Board.

JEAN-CHARLES DECAUX

Chairman of the Executive Board and Co-Chief Executive Officer.

Jean-Charles Decaux joined the Group in 1989 and moved to Spain to set up and develop the Spanish subsidiary. He subsequently developed subsidiaries in Southern Europe, Asia and South America, primarily through organic growth. He has also been Chairman and Chief Executive Officer of Avenir since June 1999.

JEAN-FRANÇOIS DECAUX

Co-Chief Executive Officer.

Jean-François Decaux joined the Group in 1982, and lived in Germany where he created and developed the German subsidiary. He then developed subsidiaries in Northern and Central Europe, primarily through organic growth. More recently, he succeeded in establishing operations in the United States, as well as in Australia ahead of the Sydney Olympic Games.

ROBERT CAUDRON

Chief Operating Officer.

Robert Caudron joined the Group in 1984 as Finance Director and became Managing Director of JCDecaux Services and President of the Group in 1995. Prior to joining JCDecaux, he worked for Ciments Français and Eternit, where he was responsible for financial operations and investments.

GÉRARD DEGONSE

Chief Financial Officer.

Gérard Degonse joined the Group in June 2000, after holding positions as Chief Financial Officer-Treasurer of Elf-Aquitaine and VP Treasurer-Company Secretary of Euro Disney.

JEREMY MALE

Managing Director of Northern and Central European Operations.

Jeremy Male joined the Group in August 2000. Prior to this, he was Managing Director of European Operations for Viacom Affichage and held a series of management positions in food-processing groups including Jacobs Suchard and Tchibo.

SUPERVISORY BOARD

The Supervisory board oversees the management functions exercised by the Executive Board.

JEAN-CLAUDE DECAUX

Founder of the JCDecaux Group, he has been the Chairman of the Supervisory Board since October 9, 2002.

He invented the concept of street furniture in 1964.

JEAN-PIERRE DECAUX

Vice-Chairman of the Supervisory Board since October 9, 2000.

He was previously Chairman of the Group's subsidiary Régie Publicitaire de Mobilier Urbain (RPMU).

CHRISTIAN BLANC

Member of the Supervisory Board since October 9, 2000.

He served as the Chairman of Merrill Lynch France until March 2002 and Chief Executive Officer of Air France and the Paris city transport authority (RATP).

PIERRE-ALAIN PARIENTE

Member of the Supervisory Board since October 9, 2000.

He held various positions in the JCDecaux Group between 1970 and his retirement in February 2000, latterly as Sales Director of the subsidiary Régie Publicitaire de Mobilier Urbain.


Nº1 WORLDWIDE
IN STREET FURNITURE

Toilette

NOCH IST HIER
EIN STILLES
ÖRTCHEN.
2012 WIRD DAS
ANDERS SEIN.

FEUER UND FLAMME
FÜR HAMBURG
2012

HAMBURG / JUNGFERNSTIEG
06/22/02 9:20 PM

JCDECAUX REINFORCES ITS LEADING GLOBAL POSITION

After two years of strong growth, the Group confirmed the strength of its global street furniture business with a 5.3% increase in revenues. These results testify to the strong resilience of the core business. The good performance achieved in France and Europe was reinforced by strong growth in revenues from the shopping mall business in the United States.

ALREADY PRESENT IN THREE OF THE FOUR LARGEST CITIES IN THE UNITED STATES

In the United States, JCDecaux's strategy is based on creating the largest network of outdoor advertising displays in the domestic market. The street furniture contract for Chicago, the third largest US city, has further enhanced the attractiveness of the Group's proposition to advertisers by extending the network which already includes Los Angeles and San Francisco. At the same time, the Group is continuing to expand on the North American continent with the signing in partnership with Viacom of its first Canadian contract. The 20-year street furniture contract for Vancouver, Canada's third largest city, is forecast to generate advertising revenues of €[illegible] million.

STRONGER POSITIONS THROUGHOUT EUROPE

In France, 12 cities, including [illegible], Grenoble, Tours, Arras, Colmar and Arles renewed their contracts with JCDecaux in 2002. We also won a new contract with Courbevoie, a town in the Paris suburbs.

Winning the contract for the city of Naples, the third largest city in Italy, gave the Group its first street furniture contract in this important country.

2002 enabled the Group to confirm its leading position in Spain where it is now present in 14 of the 15 largest cities on the Iberian Peninsula. The contract for Madrid is the most significant [illegible] in the region where we also won the cities of [illegible], Alicante and Málaga. The street furniture designed for Madrid incorporates [illegible]

In Scandinavia [illegible] JCDecaux signed the largest Norwegian street furniture contract with the city of Oslo.

The Group has also reinforced its presence in the United Kingdom where JCDecaux won a concession for the city of Leicester, and the Group is now present in 9 of the 15 largest cities in the UK. And finally, in Germany the purchase of the Klett family's 50% stake in the KlettDecaux subsidiary confirms JCDecaux's determination to strengthen its presence in this highly fragmented market.

FURTHER INVESTMENT IN ASIA

In Korea, the partnership agreement signed with In-Poong Inc. has allowed the Group to gain a foothold in the world's 7th largest advertising market. JCDecaux also won contracts in a further two major Asian cities for the installation of taxi shelters in Seoul and bus shelters in Bangkok.




NOTTING HILL GATE

LONDON / NOTTING HILL
08/12/02 3:30 PM


N°1 IN EUROPE
ON BILLBOARD ADVERTISING
Dior


Dior
Dior

PARIS / PORTE MAILLOT
03/05/02 7:30 PM

GROWTH IN A DEPRESSED MARKET

[illegible]

FRANCE AND THE UNITED KINGDOM: THE IMPACT OF NETWORK MODERNIZATION

[illegible]

STRONGER POSITIONS IN CENTRAL EUROPE AND ITALY

[illegible]

[illegible]

PERFORMANCE DRIVEN BY YIELD MANAGEMENT

[illegible]




Thinking man's crumpet.

[illegible]DON / HAMMERSMITH

[illegible]12/02 9:50 PM



Nº1 WORLDWIDE
IN AIRPORT ADVERTISING
SAMSUNG
SAMSUNG
SAMS

ROISSY / CHARLES-DE-GAULLE AIRPORT

2/23/02 6:25 PM


UNG

A DIFFICULT YEAR, BUT A PROMISING OUTLOOK

[illegible]

[illegible]

SELECTIVE GROWTH

[illegible]

[illegible]

[illegible]

GROWING SUCCESS OF PROMOTIONAL EVENTS

[illegible]


南面
South


Stay connected.
orange
Hutchison Telecom

HONG KONG / DEPARTURE CHECK
03/13/02 3:50 PM

VISIBILITY

VISIBILITY: AN ESSENTIAL REQUIREMENT

Across all businesses, JCDecaux has always maintained the same strategic priority to meet with advertisers' expectations: that is to offer the best and most attractive sites with a view to providing the highest possible visibility for their customers' advertising campaigns.

FROM CHICAGO-NORTH MICHIGAN TO SINGAPORE-ORCHARD ROAD

In Street Furniture the Group has, focused on positionning its products in the most prestigious city addresses from the very beginning. As a result, JCDecaux is currently present in 34 of the 50 largest cities in Europe in addition to Los Angeles, Chicago, San Francisco, Vancouver and Bangkok.

The same approach is applied to billboard advertising and the Group's billboard portfolio managers are negotiating with the private owners of the best locations – sites on major commuter routes, main roads and crossroads in cities, ring roads, in the vicinity of shopping malls and business areas – to guarantee the largest possible audience.

Lastly, in the transport advertising, a selective approach to bidding for new contracts means that JCDecaux is currently present in six out of ten of the largest airports in the world.

VISIBILITY: THE FOCUS OF RESEARCH

If this "obsession" for visibility dictates the Group's placement strategy, it also inspires certain projects undertaken by its research department. The showcase concept – backlit scrolling display panels with a surface area of between 8 and 18 m^2 – illustrates the change in billboards towards an increasingly sophisticated range of displays, that are more adaptable, flexible and capable of satisfying advertisers' expectations. In street furniture, the contract for the city of Madrid, which was awarded to the Group in 2002, created an opportunity to develop highly visible "totem poles": double-sided temperature clocks, electronic information displays and $4m^2$ variable message boards.


NUMBER OF CONTACTS FOR €1,000 IN THE UNITED KINGDOM
424,757
299,353
92,041
63,371
OUTDOOR ADVERTISING
RADIO
TELEVISION
NEWSPAPERS

OUTDOOR ADVERTISING IN 2002:
THE BEST VISIBILITY/AUDIENCE/COST RATIO

Source: Outdoor Advertising Association / Postar, Universal McCann, Billett Consultancy, National Readership Survey


PARIS / CHAMPS-ÉLYSÉES
04/08/02 7:20 PM

NETWORKS

STREET FURNITURE AND BILLBOARD ADVERTISING: A UNIQUE RANGE

JCDecaux boasts unrivalled experience in the street furniture market and extremely effective displays. In Sydney, for example, thanks to new street furniture, JCDecaux was able to double its prices compared with the previous operator (offering bus shelters only). As a result, the Group is currently the only operator capable of offering advertisers a regional, national and international outdoor advertising network enabling them to launch advertising campaigns on street furniture displays and/or billboards at the level of an individual city, country or world-wide.

In France, this approach – which makes it possible to optimize the use of its different panels – was further reinforced in 2002 by the merger, at a regional level, of the sales forces of the street furniture business with those of Avenir "billboard advertising". This means that advertisers work with a single contact offering a global view of JCDecaux's entire product range. The merger between the JCDecaux and Avenir brands will gradually be extended throughout France.

EMPIR, CERCLO, MODULO, ABRIBUS CAPITALES: STATE-OF-THE-ART PRODUCTS DESIGNED TO MEET SPECIFIC REQUIREMENTS

JCDecaux constantly adapts its product line to satisfy its customers' specific requirements, offering them different types of networks with a variety of formats and display times depending on the country or market.

With a total of 4,800 panels in France, the Empir network guarantees advertisers high-profile locations in all towns and cities of more than 100,000 inhabitants. Cerclo, a network created in 2002, offers additional possibilities thanks to the 1,500 panels deployed in towns of 50-100,000 inhabitants. Modulo enables advertisers to choose tailor-made displays in Paris, whether billboards alongside the Paris ring road or the most desirable addresses in the French capital: Faubourg Saint Honoré, rue la Boétie, Porte Maillot, etc.

The same approach has been adopted in the street furniture sector. The networks of Abribus bus shelters (15,000 panels) and Senior large-format Citylight displays (6,000 panels) ensure successful mass communications and other systems are being developed to reach other more specific targets. The Senior Métropoles Cinéma network, for example, makes it possible to target young city dwellers through 3,200 panels located in 37 different French cities. The Abribus Capitales network, is designed to reach the inhabitants of 24 major regional urban areas.

AN EXAMPLE OF SYNERGIES BETWEEN STREET FURNITURE AND TRANSPORT: THE EUROACCESS NETWORK

Consistent with this strategy of creating new networks, the Group has recently developed EuroAccess. The initiative started with a joint Street Furniture/Transport working group sharing their ideas resulting in the EuroAccess network which consists of 350 advertising panels, sharing the same $2m^2$ bus shelter format, based in strategic positions (arrivals and departures) in 12 European airports as far apart as Barcelona and Frankfurt, or London and Warsaw, enabling advertisers to reach 20 million passengers per month by making a simple telephone call.


Harris St
Pyrmont
Pyrmont St
John St
Wattle Rd
N

STREET FURNITURE STRUCTURE

Bus shelters 35% ○

Phone Bollards 40% ◍

Kiosks 25% ●
(florist, fruits and vegetables, newspapers)


JCDECAUX STREET FURNITURE IN SYDNEY
Opera House
Sydney Cove
Circular Quay
Farm Cove
Royal Botanic Gardens
Wyngard Park
Martin Place
Pitt St Mall
QVB
Monorail
Central Station
Darling Harbour
Woolloomooloo
Kings Cross
Potts Point
Darlinghurst
Taylor Square
Ultimo
Hyde
Park
Fort St
Kent St
Bradfield Hwy
Harrington St
George St
Pitt St
Loftus St
Young St
Cahill Expressway
Bridge St
O'Connell St
Bligh St
Margaret St
Hunter St
Phillip St
Macquarie St
Erskine St
Sussex St
Clarence St
York St
King St
St. James Rd
Art Gallery Rd
Cowper Wharf Roadway
Macleay St
Market St
Castlereagh St
College St
Druitt St
Park St
William St
Riley St
Bathurst St
Elizabeth St
Stanley St
Liverpool St
Victoria St
Henry St
Harris St
Goulburn St
Wentworth Ave
Burton St
Oxford St
Palmer St
Bourke St
Forbes St
Darlinghurst Rd
Hay St
Ultimo Rd
Eddy Ave
Crown St
Broadway

MARKETING INNOVATION

ONE STOP SHOP: A UNIQUE OFFER

One Stop Shop simplifies advertisers' jobs by allowing them to plan worldwide outdoor advertising campaigns through a single contact. Based on our extensive networks this offer is sometimes which only JCDecaux is currently in a position to provide. This unique position is based on three key advantages: a multi-product offering (street furniture, billboards and transport advertising); a truly international presence (Europe, America, Asia Pacific); and a highly integrated organization coordinated by the London based One Stop Shop unit. The success of One Stop Shop has already helped to promote customer loyalty and drive additional growth.

...THAT HAS ALREADY WON THE SUPPORT OF MAJOR ADVERTISERS

In 2002, Levi's teamed up with JCDecaux in a pan-European campaign incorporating 27,000 advertising panels across the UK, France, Germany, Spain and Italy. The handpicked panels were located in sites popular with young people in Berlin, Hamburg, Barcelona, Marseilles, Lyons, Milan and Manchester. Levi's, impressed by the efficiency the campaign, has decided to renew the campaign in 2003 on a larger scale. Holland, Belgium, Sweden, Austria and Portugal have now joined of the countries covered in the first campaign.

Alcatel chose a "multimedia" campaign in 2002 split between street furniture (45%), billboard advertising (45%) and transport advertising (10%) in five different countries – including Thailand – and has decided to renew the campaign in 2003, with a 40% increase in the number of advertising panels.

One Stop Shop has attracted the attention of a large number of fashion advertisers such as Armani, Calvin Klein, Versace - who have discovered, that outdoor advertising, offers an efficient way to reinforce their brand presence among their target international audiences.

Over the next few years, the Group intends to multiply the revenues generated by the One Stop Shop unit by a factor of three.

WHEN TECHNOLOGICAL INNOVATION GOES HAND-IN-HAND WITH MARKETING INNOVATION

Another major marketing innovation in recent years is "time sharing." The combination of technological innovation remote control of the advertising displays – and geomarketing techniques – compilation of behavioral and geographical data allows JCDecaux to offer time sharing. This makes it possible to design highly targeted and extremely responsive advertising campaigns: including the use of "teasing" campaigns and real-time advertising to accompany promotional operations, which is currently used by a number of retailers.




Spinning into theatres May 3

ON SCOTT

B07

JCDecaux

SINGAPORE / ORCHARD ROAD

09/24/02 12:30 PM

PARTNERSHIPS

JCDECAUX, A LONG TERM PARTNER OF THE WORLD'S LARGEST ADVERTISERS

In 2002, the Group continued to enhance and consolidated its reputation among the world's largest advertisers. 90% of these advertisers are now customers of JCDecaux, against just 20% ten years ago. This allows the Group to enjoy strong positions in a wide range of business sectors. The food-processing industry, leisure, cosmetics & luxury goods sector, retail distribution and car industries are all key sectors for JCDecaux.

WHY THE OUTDOOR ADVERTISING?

Unilever answer's

This success has been built on two main factors. Firstly, as the number of media channels has grown –with the multiplication of broadcast, cable and satellite TV channels, Internet sites, magazines, etc.–we are witnessing an ever-greater fragmentation of audiences. As a result, outdoor advertising remains the only mass advertising media, and the major advertisers need to use mass-media communications to reach their target audiences.

WHY JCDECAUX?

Unilever answer's

The second factor is that JCDecaux is the only European operator capable of offering these major advertisers a truly integrated international range of services.

JCDecaux's 5-year alliance with Unilever, the world's largest advertiser, is an excellent example of the sort of partnerships we are seeking to develop.

UNILEVER/JCDECAUX: A WIN-WIN RELATIONSHIP

For Unilever, the partnership gives it access to the expertise of a partner that has been entirely dedicated to outdoor advertising for over 40 years'. It also guarantees the manufacturer priority access to the different advertising panels in the 22 European countries covered by the agreement.

For JCDecaux, the agreement enables the Group to guarantee a volume of business with the world's largest advertiser with the certainty of being involved whenever one of Unilever's brands undertakes an outdoor advertising campaign in a given country. The partnership is forecast to generate advertising revenues of €100 million over five years.

This partnership is also a model of tripartite cooperation between JCDecaux, Unilever and its advertising agency, thereby making it possible to optimize the impact of the outdoor advertising campaign.




NORTH OF FRANCE BEACH
08/15/02 3:45 PM
Lipton
Ice Tea
Pêche
be alive !

PRODUCT INNOVATION

PRODUCT INNOVATION, A REAL COMPETITIVE ADVANTAGE

Innovation inspired the creation of the Group and continues to be at the heart of its expertise. Product innovation remains a fundamental aspect of JCDecaux's competitive advantage and is the driving force behind the Group's successes in 2002, such as the signature of street furniture contracts with the cities of Cordoba and Gijon in Spain where we installed.

REACTION TO NEEDS OF AN INCREASING MOBILE URBAN POPULATIONS

The process of innovation is a complex one that draws on many areas. The first key factor is the increasing integration of new technologies that allow the Group to add new functionality to its display panels. Electronic message boards, interactive electronic display systems, voice activated Internet terminals are just some examples of the benefits that city dwellers enjoy as a result of our products.

The second key factor is the quality of the dialogue between JCDecaux personnel, particularly in our research departments, and the local population. By maintaining regular contact with local residents and being attentive to changes in society, they are well placed to react to changing urban trends thus enabling them to identify and develop the necessary products to meet these demands.

In 2002, our research focused on improving road safety with the development and testing of a new product christened "double info." The system includes two sensors, installed approximately 100m apart in two different units, which are designed to inform people crossing the road of the arrival of a vehicle traveling at high speed, while simultaneously warning the speeding driver that he or she is approaching a pedestrian crossing. The Group has also done its utmost to respect its commitments and, in particular, to promote universal accessibility to all types of public by developing an automatic call system to simplify access for the disabled to certain public places or commercial premises.

NEW INTERACTIVE KIOSKS

The Group has also continued to develop interactive kiosks. In Paris and the greater Paris area, some thirty or so interactive kiosks have been set up in association with the RATP (Paris city transport authority) both underground and at ground level. The aim is to offer new services to mobile city dwellers, thus enhancing public transport by providing access to emails and the Internet, along with information of a practical nature, such as job vacancies, cinema listings, etc.

The inclusion of an "interactive kiosk" element in our bids for street furniture concessions is now becoming a key part of our offer, as demonstrated by the contracts we won for the cities of Madrid and Saragossa in 2002.

NEW DEVELOPMENTS FOR DIGITAL SCREENS

As far as transport advertising is concerned, research conducted in association with designers in advertising agencies has been focused on digital displays with a view to optimizing advertising content on digital screens.




elekiosk
ie öffentliche
& Phone Station
LEIPZIG MARKTPLATZ / ALTES RATHAUS
03/29/02 3:00 PM

DESIGN

COMBINING ESTHETICS WITH FUNCTIONALITY

Designing products that are both pleasant to the eye and provide the services required to improve the urban environment is something that JCDecaux has constantly sought to achieve. This ambition is based on the premise that design, innovation and high quality maintenance, are the key factors in the Group's success. Our ability to provide functional, elegantly designed, street furniture provides us with for a genuine competitive advantage when it comes to winning new contracts.

ENHANCING CITIES WITH THE HELP OF LEADING ARCHITECTS

Over the years, JCDecaux has forged close links with a number of internationally respected architects.

Norman Foster, Philip Cox, Jean-Michel Wilmotte, Knud Holsher or Mario Bellini have all designed entire lines of street furniture for JCDecaux. These ranges include bus shelters and multi-service columns, newspaper kiosks and public benches, candelabra street lamps and flagpoles, free-standing information panels and toilets. Collaboration with these architects further enhances the Group offer when it competes for new street furniture contracts.

Other designers such as Philippe Starck, the creator of an emblematic candelabrum, along with Gae Aulenti, Martin Szekely, Christophe Pillet and Andrée Putman have all provided designs on a one-off basis, to meet the requirements of a particular contract.

The street furniture contract for the city of Chicago provided JCDecaux with an opportunity to work with the American architect Robert A. M. Stern. He designed street furniture tailored to the classical esthetics of a city famed for its architecture. A graduate of the American Institute of Architects, Robert A.M. Stern was responsible for designing the William Gates computer research center in Palo Alto and Disney's animation studios in Burbank.

A BROAD RANGE OF STREET FURNITURE

JCDecaux's range of street furniture now exists in several different lines, each including a variable number of items. They include, in particular, the lines designed by Philip Cox, Jean-Michel Wilmotte and Norman Foster. The line designed by Norman Foster is one of the most comprehensive, with eight sets of street furniture: bus shelters, free-standing information panels, scrolling posters, toilets, columns, flagpoles, city welcome signs and clock displays. These sets also offer different options; the bus shelters can include a pubic convenience, incorporate twin shelters, a shelter with an interactive kiosk or telephone, etc.

The know-how provided by these designers is also ideally suited to the Group's other activities: such as the scrolling backlit panel for billboard advertising, and Wilmotte's plasma screen for airport displays.


NEW
8:58 PM 68°F

DESIGN / SIR NORMAN FOSTER

MAINTENANCE

OUTSTANDING QUALITY STANDARDS

As the inventor of street furniture, we at JCDecaux understand that beauty is nothing without regular maintenance. This is why the quality of our maintenance services forms an essential part of the offer. The Group provides systems designed to satisfy specific requirements: panels standing out of doors, exposed to bad weather and the threat of defacement, scattered over a large area, subject to intensive use over long periods of time. The quality of the maintenance, guaranteed by JCDecaux, satisfies a stringent set of requirements. This quality is also an expression of the values embodied by JCDecaux: a sense of service, an eye for detail, commitment, professionalism and responsiveness.

A PROCESS UNDER PERFECT CONTROL

Maintenance is organized on a national basis with subdivisions at a regional level. The standardization makes it possible to take full advantage of processes of the experience acquired by employees over the years.

The first key principle is undertaking the maintenance ourselves instead of entrusting it to subcontractors, thereby ensuring that the Group retains direct control over the services provided to local authorities.

The second rule is the use of professionals – specialized or generalists as required – responsible for overall maintenance of street furniture in a specific geographical region. This implies an obligation to provide the necessary resources as well an producing the desired results. To keep pace with changes in the technology, these technicians regularly attend training courses organized either at the Group's training center or directly at the place of work.

The third factor in our success is the use of the appropriate equipment both in terms of tools and vehicles, which are specially designed to do the job required of them.

Maintenance procedures are frequently reviewed to ensure that they are kept up-to-date with developments. This is why, in France, the preparation of posters is now centralized at two sites, one in Plaisir, in the Paris suburbs, designed to serve the northern part of the country, and the other in Lyon for the southern zone. The result is an enhanced operating capacity on the part of our personnel, in line with the advertisers' expectations.

ACKNOWLEDGED EXPERTISE

2002 enabled us to observe, once again, that these efforts are paying off. The street furniture contracts for the cities of Leicester in the United Kingdom or of Vancouver in Canada were both won thanks to the added value provided by "maintenance."




GRAND SPECTACLE PYROTECHNIQUE
PROJECTIONS GEANTES
HUGO
ILLUMINE
PARIS
en Scène : Gérard PULLICINO
Textes dits par Claude BRASSEUR
Dimanche 14 juillet 2002 à 22h30
ACCES TOUR EIFFEL / CHAMP-DE-MARS
MAIRIE DE PARIS
RTL
PARIS / PLACE DE LA BASTILLE
07/03/02 11:00 AM

THE COMMITMENT OF AN ENTIRE TEAM

ETHICS FOUNDED ON COMMITMENT

Saying what we are going to do, and then doing it as well as giving ourselves the means to keep our promises to our customers and partners forms the basis of the code of ethics adopted by JCDecaux and this is translated into the constant striving for customer satisfaction everyday. Professionalism (in other words: responsiveness, know-how and reliability), respect for the environment and the rules of international competition, along with the principles of integrity governing the Company's relationships with all of its audiences remain the central values of JCDecaux's corporate culture and provide the basis for our outstanding business success. These values are shared by our 7,100 employees in a total of 40 different countries.

SKILLS DEVELOPMENT AND TRAINING

As a service company, JCDecaux knows that the human dimension plays an essential role in the understanding of customers' expectations, and our being capable of satisfying them. The quality of JCDecaux's personnel as well as their expertise and experience all play a vital role in the Group's future development. In-service training is crucial to this and is becoming all the more necessary as the use of new technologies in street furniture increases from one year to the next. This approach promotes exchanges between employees, the acquisition of new skills and creates real career paths for all members of staff. In 2002, an ambitious training policy was implemented with more than one thousand employees attending courses at the Plaisir training center.
The development of new skills is also the result of a change in the profile of the Group's new recruits. In the space of two years, at a time when the Company's overall headcount grew by just 4%, the number of "sales & marketing" personnel has grown by more than 15%.

WORKING CONDITIONS: SAFETY FIRST

The improvement of safety and working conditions represents a priority objective aimed at improving the quality of life for our employees, which in turn drives the Group's overall performance. In 2002, in compliance with the safety action plan drawn up in 2001, the emphasis was placed on enhanced safety at work.

GROUP EMPLOYEES


6,782
7,336
7,079
2000
2001
2002

2002 TRAINING BUDGET

€1.8 MILLION

30,000
HOURS OF TRAINING PROVIDED

THINKING LOCALLY, SHARING GLOBALLY

This is how our employees in Hong Kong and Santiago got to know each other in 2002. After winning the advertising contract for the Santiago metro, a team of Chilean employees traveled to Hong Kong whose inhabitants enjoy a certain advantage in this particular area. A return trip is planned for 2003 and this time, it's the Hong Kong team that will be traveling to Santiago: a fine example of "cross-fertilization", or how to let everyone benefit from the Group's collective expertise.

DISTRIBUTION OF GROUP EMPLOYEES BY GEOGRAPHICAL REGION


3%
5%
46%
36%
10%


FRANCE
UNITED KINGDOM
EUROPE
AMERICAS
ASIA-PACIFIC

OPERATIONS DEPARTMENT: CHANGES IN THE QUALIFICATIONS STRUCTURE


1996
2002
16%
84%
45%
55%

OPERATORS ■ TECHNICIANS

JCDECAUX GETS INVOLVED

In 2002, more than 750 employees volunteered their services in response to the Telethon appeal. All of JCDecaux's logistics were mobilized in favor of the fight against muscular dystrophy: 250 vehicles (cranes, elevated cradles, trucks, etc.), 8,000 free-standing information panels and 1,000 electronic message boards were made available to this campaign and 8,000 posters were printed and displayed. A big first, coming after a long tradition of socially responsible corporate action. JCDecaux is also associated with the "clean holidays" operation, an initiative set up to raise holiday-makers' awareness of the need to respect the natural environment, and has been a partner of AIDS action group *Solidarité Sida* for more than six years.



JOËL BASLAME
TECHNICIAN

"My job is not always easy, but what I really like is the degree of independence, and trust, I enjoy. I'm in charge of a geographical sector, responsible for managing the maintenance of the different items. After 15 years in the Company, I've seen an significant increase in the technology used. I undertook a six month full-time training course two years ago covering electrical engineering amongst other things, to ensure that, along with my colleagues, I am the best in my field! The company has grown a lot, not so long ago we only worked in Europe, now we have operations all over the world! It's comforting to know this!"



ALBAN DURON
CUSTOMER DIRECTOR

"Within the national sales team, I now manage a portfolio of brands in a variety of business sectors. Our aim is to be a fully-fledged partner of our advertisers and their agencies! Our products enjoy a benchmark status as far as their quality, esthetics and advertising efficiency are concerned. It's a fantastic opportunity to juggle this product range and provide our advertisers with ad hoc solutions. I've discovered an absorbing job rich in human contact, in a group that has managed to preserve its values and create bridges between the different business activities."



ALAIN JAMES
BILLBOARD ASSET NEGOTIATOR

"You feel that it's a Group run by entrepreneurs, a Group that's really focused on public relations and driven by a clear vision for its core business activity. This makes you feel motivated. There are about forty of us in the Company responsible for managing relations with private site owners. Our work? Finding the right sites – those offering the greatest visibility – and negotiating contracts with their owners for a period of at least three years, at the best possible price. JCDecaux: it's a company I'm proud to work for!"



PIERRE JEANJEAN
UK DIRECTOR

"After starting in a branch office in France as a Technical Director in Nantes I then moving to Sweden, before coming to London 10 years ago. I've taken full advantage of my detailed knowledge of the Group to drive our growth. In the Street Furniture, we're present in 9 of the 15 largest cities in the United Kingdom. Quality, customer service, and innovation: we've applied these three fundamental JCDecaux values to Billboard advertising, which made a substantial contribution to our results in 2002. For 2003, the major challenge is the London bus shelter contract, which should be open to tender in the very near future."

JCDECAUX AND ITS SHAREHOLDERS

JCDecaux has been listed on the *Premier Marché of Euronext* Paris since June 21, 2001. Our shares are eligible to the Deferred Payment Service (*Service du Règlement Différé, SRD*) and for inclusion in regulated equity savings plans (*Plan d'Epargne en Action, PEA*), and are part of the SBF 120 stock index. As of December 31, 2002, the number of shares outstanding was 221,600,760. The weighted average number of shares traded in 2002 was 221,528,081.
Trading in our shares was active in 2002, with an average of 183,533 shares traded everyday. Regarded as a media stock, our shares showed good resilience to the decline in the stock market in general, and in the media sector in particular in 2002. Our shares closed the year at €11.5, down 8.4% compared to 2001, outperforming the SBF 120 index (-32.4%) and the DJ EuroStoxx Media index for European media stocks (-46.5%). (Source : Bloomberg)

STOCK TRADING INFORMATION (2002)

High* (in euros)	15
Low* (in euros)	9.55
Market capitalization (in millions of euros)**	2,584.40
Number of sharers	221,600,760
Average daily volume	183,533

* Closing price ** At December 31, 2002 — Source: Bloomberg

CREDIT RATINGS

Moody's	Baa2
Standard and Poor's	BBB

OWNERSHIP STRUCTURE at December 31, 2002



PUBLIC
JCDECAUX HOLDING Company*
27.81%
69.52%
0.09% TREASURY SHARES
0.12% EMPLOYEES
2.46% DECAUX FAMILY

*The JCDECAUX HOLDING COMPANY is wholly owned by the Decaux family

2003 INVESTOR RELATIONS CALENDAR

1st quarter 2003 revenues	April 29, 2003
Annual Shareholder Meeting	May 14, 2003
Open-day event	June 12, 2003
2nd quarter 2003 revenues	July 24, 2003
First half 2003 results	September 15th, 2003
3rd quarter 2003 revenues	October 30, 2003

CONTACT

Cécile Prévot
Manager of Investor Relations and Financial Communications
Tel.: + 33 (1) 30 79 44 86 — Trading information:
Actionnaires@jcdecaux.fr — www.jcdecaux.fr/investisseurs

SHARE PRICE



16
14
12
10
8
6
4
2
0
01/01/02
01/21/02
02/10/02
03/02/02
03/22/02
04/11/02
05/01/02
05/21/02
06/10/02
06/30/02
07/20/02
08/09/02
08/29/02
09/18/02
10/08/02
10/28/02
11/17/02
12/07/02
12/27/02
JCDECAUX
SBF 120
CAC 40
DJ EURO STOXX MEDIA

Sicovam Code: 7791 / Reuters Code: JCDX.PA / Bloomberg Code: DEC FP


INTEGRATION
HARMONIZATION
PROTECTION

INFORMATION PANEL WITH BATTERY RECYCLING BINS

SUSTAINABLE DEVELOPMENT

A TRUE CORPORATE CULTURE

AS MAJOR PLAYER IN THE DRIVE TO ENHANCE THE BEAUTY OF OUR CITIES, JCDecaux is also dedicated to protecting the urban environment. The Group has defined a comprehensive program of actions designed to promote environmental protection: design of street furniture dedicated to collecting waste, a commitment to recycle thousands of metric tons of posters and to save energy, water and raw materials both upstream and downstream of the production process.

THE ENVIRONMENTAL AUDIT COMPLETED IN 2002 confirmed that the activities pursued by JCDecaux are not polluting as such, but that there was room for improving the Group's management of potential environmental risks. The Group therefore set up an Environmental Protection Unit with a view to applying a program of environmental measures designed to reduce the level of potential risks, while simultaneously improving the environmental performance of the Group.

A SERIES OF IN-HOUSE ENVIRONMENTAL INDICATORS will make it possible to appraise and measure – starting in 2003 – the performance of the actions taken by the Group. To preserve natural resources, JCDecaux closely monitors water and energy consumption; the use of raw materials and the level of waste management issues at each stage of the products' life cycle.

JCDecaux strives TO SATISFY THE MOST STRINGENT INTERNATIONAL STANDARDS in the area of environmental protection. Our Spanish subsidiary, Planigrama Exclusivas Publicitarias SA, has now been certified in compliance with ISO 14001, a certification that may be extended to other Group subsidiaries as of 2004.

RECOVERY OF SPENT BATTERIES
MADRID

STREET FURNITURE DEDICATED TO THE SELECTIVE RECYCLING OF WASTE

JCDecaux is actively involved in building awareness of the need for selective recycling of waste and has been, working closely with the local authorities for several years. As a result, the Group has developed a comprehensive range of street furniture capable of satisfying the growing concern over environmental protection.

These units are equipped with bins for recycling used batteries, glass and other waste. In 2002, thanks to the units installed in cities by JCDecaux in cities, more than 2,725 metric tons of waste (including 275 metric tons of batteries and 1,500 metric tons of glass) were collected and recycled in Europe.

Because they meet the growing demand from the population of cities to recycle waste, this range of street furniture developed by JCDecaux is enjoying increasing success among local communities both on the domestic and international market. The installation of these units has enjoyed regular growth over the past 3 years.

2,725 METRIC TONS OF WASTE COLLECTED AND RECYCLED PER YEAR



MULTI-WASTE RECYCLING BIN
DESIGNED BY MARIO BELLINI

PUBLIC TOILET
SAN FRANCISCO / GROVE STREET

SAVING ENERGY AT EVERY STAGE IN THE LIFE CYCLE OF OUR STREET FURNITURE

JCDecaux is determined to reduce the impact of its activities on the natural environment.
From the street furniture's initial design, JCDecaux develops, and includes in its units, new energy-saving technology. JCDecaux has adopted new devices capable of reducing the quantity of water required for the upkeep of the outdoor toilets by up to 40%. Low-energy lighting systems are also used while maintaining optimal quality levels.
The choice of non-polluting or recycled materials represents another priority for the Group. Research is also being conducted on the use of solar energy in our equipment.



[illegible] ENERGY CONSUMPTION STREET LAMPPOST
[illegible]

67 METRIC TONS OF PAPER RECYCLED EVERY WEEK


MAGNUM

SHOPPING MALL / VÉLIZY II

CONTROL AND RECYCLE TO PROTECT THE NATURAL ENVIRONMENT

Particular attention is paid to the pollution generated by the Group's activities. Preserving biodiversity is a key aspect of the environmental protection charter signed by the JCDecaux Group, which monitors the absence of protected plant species in the raw materials it uses. The racks used for transporting and storing certain types of street furniture are now made out of metal to make them easier to reuse. Systematic recycling processes have been adopted for posters and other materials at the end of their useful lives. The control of industrial waste is a priority for the Group, which has significantly reduced the quantity of detergents required to maintain its street furniture and only chooses biodegradable products for this work. The storage conditions for regulated products have also been modified to bring them in line with the most stringent standards in this area.

A KEY PRIORITY: RECYCLING POSTERS AT THE END OF THEIR USEFUL LIVES

Waste paper weighing more than 3,500 metric tons is generated every year by the poster advertising campaigns carried by JCDecaux. These posters are now selectively sorted for reuse as recycled cellulose fibers. One metric ton of posters collected makes it possible to manufacture almost 140,000 envelopes.




ENCORE!

BEFORE...

ENHANCING THE URBAN ENVIRONMENT

As the principal aim of street furniture is to improve the quality of life for city dwellers, one of the principal concerns of JCDecaux's designers is to reduce the amount of pavement space required by street furniture. They have consequently developed a line of practical and multi-functional units: such as bus shelters including a bin for recycling glass, and a "cleanliness point," outdoor toilets covered by a wall of vegetation for optimal integration in the local environment, or advertising columns or message boards including an integrated telephone box.
A large number of projects aimed at increasing the multi-functional aspect of our street furniture are currently in the research stage and should constitute one of the Group's strong growth drivers over the next few years.
JCDecaux designs silent street furniture making it possible to achieve a significant reduction in noise, considered by our fellow citizens to be one of the principal sources of pollution in our cities. Today, JCDecaux's bins for recycling waste glass are sound-proofed to preserve the peace and tranquility for local residents, while the new motors driving the electronic message boards and scrolling panels allow further reduction in the noise generated by these systems.

NORMAN FOSTER'S DESIGN



PUBLIC TOILET
INCORPORATED IN A BUS SHELTER



TELEPHONE BOOTH
INCORPORATED IN A BUS SHELTER



TERACTIVE KIOSK
CORPORATED IN A BUS SHELTER

TAILORING ADVERTISING DISPLAYS TO THE ARCHITECTURAL ENVIRONMENT

Improving a city's living environment also means helping to reduce the amount of visual pollution. To achieve this goal, JCDecaux is developing lines of street furniture capable of blending harmoniously with the architectural style of each city, and is designing a wide range of high quality scrolling panels (back-litand protected by glass), which help to avoid the proliferation of billboards within and around our cities.





CONSOLIDATED FINANCIAL STATEMENTS 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 40

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS 62

FINANCIAL REPORT

BALANCE SHEET
(AS OF DECEMBER 31, 2002, 2001 AND 2000)

ASSETS

In million euros	12/31/02	12/31/01	12/31/00
Intangible assets (net)	**33.1**	36.2	27.5
Goodwill (net)	**1,080.0**	1,105.3	1,039.4
Tangible assets (net)	**722.3**	773.2	613.4
Investments (net)	**79.8**	87.3	93.7
Fixed assets	1,915.2	2,002.0	1,774.0
Inventories (net)	**92.6**	113.4	95.4
Trade receivables (net)	**403.1**	409.8	389.6
Others receivables (net)	**126.7**	152.2	180.1
Marketable securities (net)	**82.4**	141.1	27.8
Cash	**80.0**	52.6	50.1
Deferred tax assets (net)	**29.7**	46.4	23.6
Current assets	814.5	915.5	766.6
Total assets	2,729.7	2,917.5	2,540.6

LIABILITIES AND EQUITY

In million euros	12/31/02	12/31/01	12/31/00
Shareholders' equity			
Capital	**3.4**	3.4	2.7
Share premium	**923.2**	923.2	244.2
Legal reserve	**0.3**	0.3	0.3
Consolidated reserves / Group share	**360.5**	384.8	356.3
Current year net income / Group share	**26.0**	10.2	20.4
Shareholders' equity / Group share	**1,313.4**	**1,321.9**	**623.9**
Minority interests	**64.2**	68.8	47.5
Provisions for risks and contingencies	**82.6**	**83.4**	**73.1**
Deferred tax liabilities	**20.7**	**27.4**	**29.7**
Liabilities			
Bank borrowings	**737.7**	896.5	1,278.5
Miscellaneous loans and financial debts	**8.3**	12.2	9.4
Trade payables	**159.1**	188.1	201.3
Other liabilities	**314.0**	300.7	269.0
Bank overdrafts	**29.7**	18.5	8.2
Liabilities	**1,248.8**	**1,416.0**	**1,766.4**
Total liabilities and shareholders' equity	**2,729.7**	**2,917.5**	**2,540.6**

INCOME STATEMENT

In million euros	2002	2001	2000
Net revenues	1,577.7	1,543.2	1,417.1
Operating expenses excluding depreciation charges and provisions	**(1,172.4)**	(1,165.9)	(1,031.6)
EBITDA [1]	405.3	377.3	385.5
Depreciation charges and provision (net)	**(194.1)**	(176.2)	(147.7)
Operating income	211.2	201.1	237.8
Net financial income (loss)	(36.7)	(53.1)	(61.3)
Income from recurring operations	174.5	148.0	176.5
Non-recurring income/(loss)	**(2.7)**	(5.8)	2.4
Income tax	**(70.2)**	(49.8)	(95.0)
Net income from consolidated companies before income from equity affiliates and amortisation of goodwill	101.6	92.4	83.9
Net income from equity affiliates	**5.6**	7.1	4.9
Amortisation of goodwill	**(63.7)**	(70.9)	(49.7)
Consolidated net income	43.5	28.6	39.1
Minority interests	**17.5**	18.4	18.7
Group share	26.0	10.2	20.4
Earnings per share (in euros) [2]	0.117	0.051	0.116
Earnings per share diluted (in euros) [2]	**0.115**	0.050	
Number (average) of shares [2]	**221,528,081**	201,420,353	172,117,233
Number (average) of shares (diluted) [2]	**225,627,199**	203,438,129	

(1) The Group measures the performance of business on the basis of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.
(2) After deduction of Treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT
(AS OF DECEMBER 31)

In million euros	2002	2001	2000
Net income (Group share)	**26.0**	10.2	20.4
Minority interests	**17.5**	18.4	18.7
Income from equity affiliates	**(5.5)**	(7.1)	(4.9)
Dividends received from equity affiliates	**4.3**	4.1	3.7
Employee profit sharing			4.3
Change in deferred tax	**(10.3)**	(47.9)	13.9
Effect of exchange rate fluctuations			(1.1)
Net amortisation & provision allowance	**261.8**	270.5	186.0
Capital (Gain/Loss)	**6.5**	(12.7)	(2.3)
Cash provided by operations	**300.3**	**235.5**	**238.7**
Change in working capital	**24.2**	(6.0)	(99.4)
Net cash provided by operating activities	**324.5**	**229.5**	**139.3**
Acquisitions of intangible assets	**(10.2)**	(12.6)	(18.8)
Acquisitions of tangible assets	**(156.5)**	(274.3)	(236.6)
Acquisitions of financial assets (long term investments)	**(49.9)**	(135.4)	(188.0)
Acquisitions of financial assets (others)	**(1.8)**	(9.1)	(23.5)
Change in payables on assets	**(3.8)**	(10.0)	(22.0)
Total Investments	**(222.2)**	**(441.4)**	**(488.9)**
Disposals of intangible assets	**0.0**	1.6	
Disposals of tangible assets	**10.1**	33.2	11.7
Disposals of financial assets (long term investments)	**1.2**		1.7
Disposals of financial assets (others)	**18.4**	4.4	5.0
Change in receivables on assets	**3.9**	(3.8)	2.0
Total Disposals of assets	**33.6**	**35.4**	**20.4**
Net cash (used for) provided by investing activities	**(188.6)**	**(405.9)**	**(468.5)**
Dividends paid	**(12.3)**	(14.6)	(35.1)
Reduction of capital			0.5
Repayment of debt	**(202.1)**	(408.3)	(980.7)
Cash inflow from financing activities	**(214.4)**	**(422.9)**	**(1,015.3)**
Increase in shareholders' equity	**0.0**	679.8	162.5
Increase in debt	**38.6**	25.1	1,199.5
Cash outflow from financing activities	**38.6**	**704.9**	**1,362.0**
Net cash (used in) provided by financing activities	**(175.8)**	**282.0**	**346.7**
Effect of exchange rates fluctuations	**(2.7)**	0.0	1.1
Cash of merged companies			(5.9)
Change in cash position	**(42.6)**	**105.7**	**12.7**
Cash position beginning of period	**175.3**	69.6	57.0
Cash position end of period	**132.7**	175.3	69.7

The impact of exchange rate fluctuations amounts to €3.1 million on the net cash provided by operating activities and to €10.6 million on the net cash used by investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MAJOR EVENTS OF THE YEAR 2002

In 2002, the Decaux Group carried out a series of purchases of shares held by minority shareholders, especially :
- In Germany, JCDecaux Deutschland purchased the company Klett Decaux's outstanding shares held by the Klett family,
- In Spain, the company Mobiliaro acquired an additional 51% shares from the company Planigrama,
- In Czeck and Slovakia Republics, through its Austrian subsidiary, the Decaux Group purchased, in October, 2002, the minority shares of two outdoor advertising companies managing the activities of billboard and advertisement in transport sector, especially in underground, tramway and bus stations in Prague.

The Group's most significant external growth in 2002 is the acquisition in May of the company Univier Communications BV by Europoster in the Nertherlands. Univier Communications BV owns assets in Baltic countries.

In May, 2002, JCDecaux and Affichage Holding strengthened their cooperation in Central Europe. In July, 2002, the company Gewista sold to Affichage Holding 1% of its shares in the company Europlakat International (EPI), changing its holding from 51% to 50%. Besides, JCDecaux has strenghtened its stake in companies of several countries in Central Europe.

During the year 2002, the Decaux Group reinforced its market share in Europe (Spain, Scandinavia, Italy, United Kingdom and France), in America (Los Angeles, Chicago, Canada, and Chile), and in Asia Pacific (Australia, Thaïland, South Korea and Hong Kong) by signing new contracts or renewing of the existing ones.
In the United States, on January 9th, 2002, Viacom Decaux LLC, a 50/50 joint-venture between Viacom Outdoor Advertising which is a subsidiary of Viacom Inc and JCDecaux in the USA, signed a contract of street furniture with the town of Los Angeles.

1. ACCOUNTING METHODS AND PRINCIPLES

1.1 CONSOLIDATION PRINCIPLES

General principles
The Group's consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

Change in accounting methods
Starting January 1, 2002, the Group changed its accounting methods subsequent to the first application of the CRC rule 2000-06 relating to liabilities.

The application of this new rule did not have a material impact on the consolidated balance sheet and income statement.

1.2 SCOPE AND METHODS OF CONSOLIDATION

The companies of the Group that are of significant size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

In million euros	Amount (absolute value) greater than
Revenues	0.8
Equity (Group Share)	1.5
Net Income (Group Share)	0.6

The aggregate of the non-consolidated companies is not significant.
The financial statements of companies under exclusive control are fully consolidated.
Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.
The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method.

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All the significant transactions between Group companies fully consolidated are eliminated upon consolidation. The transactions with companies consolidated under the proportional method are eliminated at the percentage of integration.
Results within consolidated companies are also eliminated.

1.3 END OF THE FISCAL YEAR

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4 TRANSLATION OF FINANCIAL STATEMENTS PREPARED IN FOREIGN CURRENCY

Foreign subsidiaries' financial statements are translated on the following basis:
- year-end exchange rates, for balance sheet items, except for JCDecaux Argentina's balance sheet that was translated as of December, 2001 on the basis of the average rates of the three first days of quotation of the Peso in January 2002.
- average annual rates, for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in profit or loss as are the other exchange translation differences. This accounting treatment has been applied to the companies JCDecaux Uruguay and JCDecaux Salvador (Brazil).

1.5 INTANGIBLE ASSETS

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortised over their legal useful life.

Only significant, individualised and clearly identified software (such as ERP) are capitalised and amortised over a period of 5 years maximum. Other software is included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortised within the year they are recorded in the financial statements.

1.6 GOODWILL

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:
- positive or negative valuation discrepancies relating to certain identifiable balance-sheet items, and
- goodwill for the unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortised using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortisation allowances, by means of a provision.

1.7 TANGIBLE ASSETS

Tangible assets appear on the balance sheet at historical acquisition cost.

Depreciation allowances, determined according to homogeneous rules within the Group, are mainly calculated using the straight-line method over the following estimated useful lives:

Depreciation period

Tangible assets:

Buildings and constructions	10 to 20 years
Technical installations, tools and equipment (street furniture and billboards)	2 to 10 years

Other tangible assets:

Fixtures and fittings	5 to 10 years
Transport equipment	4 years
Office and computer equipment	3 years
Furniture	5 to 10 years

Street Furniture:
Street Furniture (Bus shelters, MUPIs–City Light Billboards, Seniors, Electronic Information Journals, Automatic Public Toilets, Morris Columns, etc.) is depreciated over a period of 7 to 10 years.

Billboards:
Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions. The main methods used are as follows:

Country	Depreciation Method
France	
Standard billboards	Declining balance over 4 years
Lighted trivisions	Straight-line 5 years
'Palissades' and lighting	Straight-line 2 years
Columns	Straight-line 5 years
United Kingdom	Straight-line 6 years
Italy	Straight-line 7 years
Belgium	Straight-line 3 to 6 years
Spain	Straight-line 7 to 10 years

1.8 EVALUATION OF THE TANGIBLE AND INTANGIBLE FIXED ASSETS AND OF THE GOODWILL

The valuation of assets above is re-examined, at the year-end, according to the prospects for future profitability to determine the need for a depreciation, by comparing the net book value of the assets and their fair value. This fair value is estimated at the level of each segment of activity (Billboard, Street Furniture, Transport), on the basis notably of the present value of future cash flows generated by these assets, their residual value, and the expected synergies at the Group's level. As at December 31, 2002, the review of the values of the assets did not result in exceptional amortisation or depreciation for loss in value.

1.9 INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES

This item consists of equity interests in companies which did not show any activity during the 2002 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.

Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realizable or going concern values assessed investment by investment become lower than their historical cost. The realizable and going concern values take into account the share in equity and the profitability prospects.

1.10 INVENTORIES

Inventories mainly consist of:
- Street furniture or billboards in kit form or partially assembled,
- Parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked for impairment, as needed, when as a result of business prospects, their realizable value is less than their book value.

1.11 PROVISIONS FOR BAD DEBT

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.12 MARKETABLE SECURITIES

Marketable securities are stated at the lower of cost and market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

The application of the rule no.99-02 regarding the revaluation of marketable securities would not have any significant effect compared to the historical values recorded.

1.13 RETIREMENT BENEFIT COMMITMENTS

Since 1995, the French companies of the JCDecaux Group have used an external pension management service which covers part of the accrued retirement benefits of their employees. The part not covered is being provided for.

Retirement benefit commitments of the Avenir division companies in France have undergone an actuarial evaluation and the corresponding provision is recorded as a liability on the balance sheet.

The retirement benefit commitments are calculated in France according to the "*Convention Nationale de la Publicité*" (Collective Bargaining Agreement for Advertising). Their calculation is established on the basis of several hypotheses of rates (inflation rates, rates of revaluation of wages, discounting rate, turnover).

In England, JCDecaux United Ltd (United Communications Group) holds a defined benefit scheme for some of its employees.

The Directors, having taken advice from their advisors, gave notice to the Trustees of the JCDecaux United (United Communications Group) Pension Scheme, that the Scheme was to be terminated in December 2002.

An accrual has been made in the Company's Accounts amounting to €6.4 million, which is the Director's best estimate, based on actuarial advice received, of the likely cost of meeting its Minimum Funding Requirement (MFR) of €3.8 million, plus other wind up costs that it may incur.
The MFR being the regulatory minimum standard that the Scheme must be funded to on wind up.

1.14 TURNOVER

Group turnover mainly consists in sales of advertising spaces on street furniture equipment, billboards and advertising in transport systems.

Turnover resulting from the sale of advertising spaces is recorded on a net basis after deduction of commercial rebate. For the billboard line of business and in some countries, commissions are paid by the Group to advertising agencies and buying groups when they are intermediaries between the Group and customers.These commissions are in this case deducted from the turnover. In agreements where the Group pays variable royalties or pays back a part of its advertising revenues to franchisers, the Group classifies gross advertising revenues as turnover and books royalties and the sales part repaid as operating charges.

1.15 NON-RECURRING INCOME / LOSS

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.16 CURRENT AND DEFERRED INCOME TAX

The Group records deferred tax resulting from timing differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent applicable tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.

The amount of deferred tax recorded results mainly from consolidation adjustments (standardisation of Group accounting principles and amortisation/depreciation periods for tangible and intangible assets), from timing differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.17 FINANCIAL INSTRUMENTS

Interests relating to swaps of rates, caps and floors contracted in order to hedge the risk of interest rate are included in the financial result. The premiums related to the caps and floors are recorded as deferred charges and are recorded in the accounts over the lifespan of the hedge contract. The fair market value of such instruments is subject to a specific disclosure within the Notes related to off-balance sheet commitments.

The latent profits and losses induced by the future exchange transactions, set up to cover the exchange rate risk, are taken into account in the financial result of the Group. They compensate for the latent losses or profits on the hedged elements

1.18 CAPITAL LEASES

Real estate capital lease agreements deemed individually significant are restated.

Fixed assets acquired under capital leases are recorded at cost at the inception of the lease. They are depreciated according to the same principles as if they had been purchased outright.

The corresponding long-term debt is recorded on the balance sheet and is considered to be a financial expense.

Only one agreement (that for the building of SNC Aguesseau) which fell within the scope of application of this principle ended during the 2001 fiscal year, as the Aguesseau building was sold in December 2001.

1.19 EARNINGS PER SHARE

Earnings per share are computed based on the weighted average number of shares excluding stock options.

The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted during the fiscal year. The weighted average number of own shares bought is deducted from the weighted average number of shares taken into account for the calculation of the ratio.

2. COMMENTS ON THE BALANCE SHEET

2.1 SCOPE OF CONSOLIDATION

The main changes that took place during the 2002 year are as follows:

Entries into the scope of consolidation

The companies Viacom Decaux (United-States), JCDecaux Chili (Chile) and IPDecaux (Korea), recently created, have been consolidated for the first time in 2002. The companies Viacom Decaux and IPDecaux are consolidated under proportional method, JCDecaux Chili is fully consolidated.

Ireland started an internal restructuring in 2002 leading to creation of a new company, JCDecaux Ireland (fully consolidated). JCDecaux Ireland South's net assets have been transferred to the new company and to JCDecaux Ireland North.

On May 14, 2002 the company Europoster acquired for €8.9 million, 50% of the company Univier Communications BV in the Netherlands. This company is accounted for under the equity method as at December 31, 2002.

Change in percentage of detention

JCDecaux Deutschland company acquired the remaining 50% in Klett company (Germany) in January 2002.

On January 31, 2002, IGP company acquired the remaining 50% in Publiflor (Italy). In April 2002, an agreement was signed for a merger by absorption of the subsidiary Publiflor into the subsidiary IGP Decaux Affichage (formerly JCDecaux Communicazione Exteriore) with retroactive effect as of January 1, 2002.

The Norvegian company JCDecaux AS acquired by JCDecaux Norge AS (formerly JCD Norge) in 2001, was merged into JCDecaux Norge AS with retroactive effect as of January 1, 2002 thanks to the repurchase of 1.43% from minorities.

On July 1, 2002, the company Gewista in Austria sold 1% of the company Europlakat International to Affichage Holding, thus its holding decreased from 51% to 50%. At the same date, Gewista acquired 100% of the company Aussenwerbung Tschechien in the Czeck Republic: 49% from the company DSM for a price of €4.9 million, and 51% from the company Europlakat International for a price of €3.6 million. The six companies of Czeck Republic (Aussenwerbung Tschechien, Europlakat Sp Sro, Europlakat Interweb, Europlakat Usti Nad Labem, Rencar Praha and Rencar Media), were consolidated following the proportional method in the first semester 2002 and were fully consolidated in the second semester.

Moreover, on the first of July, the company Europlakat International acquired 55% of the company Avenir Budapest in Hungary from Europoster BV for a price of €0.5 million and 60% of the company JCD Neonlight Budapest from JCD Publicité Lumineuse for a price of €0.8 million. As a consequence, these two Hungarian companies were consolidated in the second semester following the proportional method.

On November 6, 2002 the company Mobiliario Urbano took 51% of additional shares in the company Planigrama (Spain), for an acquisition price of €19.9 million. This operation changed the percentage of detention in the Planigrama company to 100%.

Mergers

In 2002, a merger agreement was signed to merge the company Dypsa (Spain) into the company Mobiliario Urbano, with retroactive effect as of January 1, 2002.

The Maxivisio company in Finland was absorbed by JCDecaux Finland on October 1, 2002.

On December 31, 2002, Avenir España was merged into JCDecaux España (formerly Avenir Centro).

2.2 GOODWILL

As of December 31, 2002, goodwill represented €1,310.3 million in gross value and its accumulated amortisation amounted to €230.3 million. The net book value of goodwill recorded in 2002, 2001 and 2000 breaks down as follows:

In million euros	12/31/02	12/31/01	12/31/00
MCPE (outdoor advertising) division	**623.0**	662.7	728.4
Goodwill arising from shares contributed by JCD Holding and minority shareholders in 2000	**124.3**	131.3	142.7
JCD Central Eastern Europe and its subsidiaries (Austria)	**155.7**	155.4	
Affichage Holding (Switzerland)			102.9
IGP (Italy)	**42.0**	44.2	
Planigrama (Spain) *	**17.0**	5.7	
Univier Communications BV (Netherlands)	**7.5**		
Others	**110.5**	106.0	65.4
Total	**1,080.0**	**1,105.3**	**1,039.4**

** including €11.3 million concerning the complementary acquisition of 51% in 2002.*

The goodwill of the MCPE division amounted to €764 million in gross value and €141 million in accumulated amortisation as of December 31, 2002, compared to €764 million and €101 million as at December 31, 2001.

The variation of goodwill in 2002 breaks down as follows:

In million euros	
Net book value as of January 1st, 2002	**1,105.3**
New goodwill in gross value and change on consolidation scope	38.9
Info Screen Austria Ges. Mbh	0.4
Aussenw. Tschech. -Slow. Beteilig	5.0
Klett Decaux GmbH	6.4
Planigrama	11.7
IGP Decaux Affichage (Publiflor)	3.7
JCD Portugal	0.7
Univier Communications BV	7.7
Rencar Praha AS (Modification of % of integration)	3.4
Amortisation of goodwill	(63.7)
Exchange gains / losses	0.8
Others	(1.3)
Net book value as of December 31, 2002	**1,080.0**

2.3 TANGIBLE ASSETS

Breakdown by type of asset

In million euros	Gross value 12/31/02	Depreciation or provisions 12/31/02	Net value 12/31/02	Net value 12/31/01	Net value 12/31/00
Land	32.7	1.8	30.9	34.8	32.5
Buildings	78.3	40.4	37.9	38.3	48.3
Technical installations, tools and equipment	1,505.0	924.2	580.8	615.7	446.9
Other	224.0	162.0	62.0	65.7	71.6
Fixed assets in progress	10.5	0.3	10.2	16.6	12.4
Advances and deposits	0.5		0.5	2.1	1.7
Total	1,851.0	1,128.7	722.3	773.2	613.4

As of December 31, 2002 gross tangible assets amounted to €708 million in France and €1,143 million in foreign countries compared to €691.2 million and €1,108.2 million respectively as of December 31, 2001. As of December 31, 2002 gross tangible assets in foreign subsidiaries include notably €207.1 million in the UK, €133.5 million in Germany, €124.6 million in Spain, €97 million in Portugal and €90.9 million in Belgium.

The building under capital lease (SNC Aguesseau) was sold in December 2001. As of December 31, 2000, the gross value and the depreciation of the building under capital lease (SNC Aguesseau) amounted to €18.6 million and €10.0 million respectively. The gross value of the land under capital lease (SNC Aguesseau) was €5.2 million.

Changes in gross values

In million euros	Land	Building	Technical installation, tools and equipment	Others	Total
As of January 1, 2000	**29.1**	**82.0**	**937.1**	**197.1**	**1,245.3**
Changes in the consolidation scope			2.2	0.7	2.9
Acquisitions	1.1	8.9	142.3	60.2	212.5
Sales	(0.6)	(3.5)	(37.7)	(18.5)	(60.3)
Translation adjustments	(0.1)		(1.3)	0.6	(0.8)
Capitalized maintenance (opening)			78.7		78.7
Capitalized maintenance (2000 fiscal year)			24.1		24.1
Reclassifications	3.0	1.5	16.3	(22.8)	(2.0)
As of December 31, 2000	**32.5**	**88.9**	**1,161.7**	**217.3**	**1,500.4**
Changes in the consolidation scope	0.2	7.5	81.6	6.3	95.6
Capitalized maintenance (opening)			13.9		13.9
Capitalized maintenance (2001 fiscal year)			25.3		25.3
Acquisitions	2.2	5.6	200.2	41.0	249.0
Sales	(6.0)	(22.4)	(50.0)	(7.8)	(86.2)
Translation adjustments	0.5	0.2	3.9	1.2	5.8
Reclassifications [1]	5.4	(3.9)	15.9	(21.8)	(4.4)
As of December 31, 2001	**34.8**	**75.9**	**1,452.5**	**236.2**	**1,799.4**
Changes in the consolidation scope	0.0	0.0	7.3	1.2	8.5
Capitalized maintenance (opening)			22.2		22.2
Acquisitions	0.0	2.4	111.0	20.8	134.2
Sales	(0.4)	(2.5)	(50.1)	(11.3)	(64.3)
Translation adjustments	(1.8)	(0.4)	(42.9)	(4.5)	(49.6)
Reclassifications [1]	0.1	2.9	5.0	(7.4)	0.6
As of December 31, 2002	**32.7**	**78.3**	**1,505.0**	**235.0**	**1,851.0**

(1) The net impact of the reclassifications is not zero, as some reclassifications have an impact on other accounts in the balance sheet.

2.4 FINANCIAL INVESTMENTS

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

In million euros	12/31/02	12/31/01	12/31/00
Shares in equity affiliates	**49.2**	45.6	44.6
Shares in non-consolidated subsidiaries	**21.5**	24.0	29.1
Loans	**4.0**	6.6	15.7
Related receivables	**0.4**	3.9	0.9
Other investments	**4.7**	7.2	3.4
Total	79.8	87.3	93.7

The decrease of €7.5 million in investments between 2001 and 2002 is mainly related to the decrease in the marketable securities in Planigrama for €3 million, to the decrease of the related receivables of €3.5 million in JCD Deutschland due to the 50% acquisition of Klett in 2002, and to the sale of recruit Holding (Hong Kong) with an impact of €1.9 million. These decreases are partially offset by the inclusion in the scope of consolidation of Univier Communications BV for €1.6 million as an equity affiliate.

Shares in equity affiliates

In million euros	% of interest as of 2002	12/31/02	12/31/01	12/31/00
Switzerland				
Affichage Holding	**17.55%**	**45.7**	44.1	40.3
Portugal				
Red Portugal [1]				0.3
Placa [1]				0.3
Autedor [1]				0.2
Centeco [1]				0.1
The Netherlands				
Univier Communications BV [2]	**50.00%**	**1.6**	0.0	0.0
Germany				
Nüremberg	**35.00%**	**1.8**	1.4	1.2
Ilg Aussenwerbung Zacharias	**10.00%**	**0.1**	0.1	0.1
Asia / Australia				
Recruit Holding Hong Kong [3]		**0.0**	0.0	2.1
Total		49.2	45.6	44.6

(1) These companies are fully consolidated since January 1, 2001.
(2) This company was acquired in 2002.
(3) Company excluded from the consolidation scope in 2000.

Changes in shares in equity affiliates are as follows:

Companies	12/31/01	2002 Income	2002 Dividends	2002 Acquisitions	Translation	12/31/02
Affichage Holding	44.1	4.7	(4.0)		0.9	**45.7**
Nüremberg	1.4	0.6	(0.3)			**1.8**
Ilg Aussenwerbung Zacharias	0.1					**0.1**
Univier Communications BV		0.3		1.3		**1.6**
Total	45.6	5.6	(4.3)	1.3	0.9	49.2

Shares in non-consolidated subsidiaries

In million euros	% Capital	Income 2002	Equity 12/31/02	Gross value of shares as of 12/31/02	Net value of shares as of 12/31/02
Austria					
ARGE Autobahnwerbung	50.00%	0.40	0.90	0.1	0.1
Objekt Werbung GmbH	25.00%	0.10	1.20	0.9	0.9
ISPA Brno Spol Sr O	100.00%	0.00	0.02	0.3	0.3
Germany					
Wall [1]	11.10%	3.0	16.4	15.6	15.6
France					
Gommage & Aspiration	29.93%	(0.04)	(0.48)	0.2	0.0
Affimétrie	33.00%	0.00	0.00	0.2	0.1
Asia					
JCDecaux Macao	80.00%	0.06	0.18	0.1	0.1
Italy					
Ser Com	51.00%	0.10	0.30	0.1	0.1
SIPA	49.00%	0.16	0.46	0.3	0.3
ASPE	49.00%	0.18	0.49	0.2	0.2
Pubblisuccesso Lombardia	100.00%	(0.02)	0.31	0.1	0.1
Asia / Australia					
Pearl & Dean Pty Ltd et Pearl & Dean Fidji	100.00%	NC	0.18	3.3	3.3
Slovenia					
N.B.S.H. Proreklam-Europlakat Prishtina	60.00%	(0.05)	0.17	0.2	0.2
Others				0.4	0.2
Total				**22.0**	**21.5**

(1) Data 2001 for the income and the equity.

The amount of the shares in non-consolidated subsidiaries does not have significant variation over 2002.

2.5 INVENTORIES

In million euros	12/31/02	12/31/01	12/31/00
Gross value of inventories	**104.8**	127.8	99.5
Depreciation allowances	**(12.2)**	(14.4)	(4.1)
Net value of inventories	**92.6**	**113.4**	**95.4**

The gross value of inventories as of December 31, 2002 decreased by €18 million for the French companies and €5 million for foreign companies compared to the gross value as of December 31, 2001. In France, the main part of the decrease (€10 million) is due to the decrease in investments.

2.6 TRADE RECEIVABLES AND PROVISION FOR DEPRECIATION OF RECEIVABLES

In million euros	12/31/02	12/31/01	12/31/00
Receivables (Gross value)	**436.4**	440.1	417.2
Provision for depreciation	**(33.3)**	(30.3)	(27.6)
Receivables (Net value)	**403.1**	**409.8**	**389.6**

2.7 OTHER RECEIVABLES

In million euros	12/31/02	12/31/01	12/31/00
Other operating receivables	**17.2**	14.1	26.2
Allowances for other operating receivables	**(0.1)**	(0.3)	(0.3)
Miscellaneous receivables	**8.3**	16.5	24.1
Allowances for miscellaneous receivables	**(0.8)**	(0.8)	(0.2)
Miscellaneous tax receivables	**31.8**	42.5	53.5
Receivables on assets	**0.2**	4.1	0.3
Advances and deposits paid	**7.2**	11.4	12.5
Prepaid expenses	**46.5**	49.9	41.6
Deferred expenses	**16.4**	14.8	22.4
Total other receivables	**127.6**	**153.3**	**180.6**
Total allowances on other receivables	**(0.9)**	**(1.1)**	**(0.5)**
Net other receivables	**126.7**	**152.2**	**180.1**

As of December 31, 2002, miscellaneous tax receivables have decreased by €10.7 million. JCD Mobilier Urbain contributes mainly to this decrease for an amount of €9.9 million.

2.8 MARKETABLE SECURITIES

In million euros	12/31/02	12/31/01
France	**73.0**	128.4
Spain	**8.7**	9.6
Finland	**0.5**	2.2
Portugal	**0.2**	0.7
Germany		0.2
Total	**82.4**	**141.1**

The reimbursement for €174 million of the syndicated loan namely explains the decrease in marketable securities, since this reimbursement was financed in a part by the sale of marketable securities.

2.9 NET DEFERRED TAX

2.9.1. Deferred tax recorded

In million euros	12/31/02	12/31/01	12/31/00
Deferred tax assets (net of provision for depreciation)	**29.7**	46.4	23.6
Deferred tax liabilities	**(20.7)**	(27.4)	(29.7)
Total	**9.0**	**19.0**	**(6.1)**

The decrease in the net deferred tax asset position as of December 31, 2002 essentially comes from France for €4.0 million and from United-States for €4.5 million.

2.9.2. Deferred tax assets on unrecognized tax losses carried forward

The amount of deferred tax assets computed on the basis of tax losses carried forward, and fully depreciated amounts to €26.8 million as of December 31, 2002 (vs €14.3 million as of December 31, 2001). This variation of €12.5 million comes mainly from the American companies JCD Mallscape for €3.4 million and JCD Chicago for €1.4 million, and a net capital tax loss on Avenir Centro representing an amount of €4.4 million.

2.10 CHANGES IN STOCKHOLDERS' EQUITY

In million euros	Capital	Premium	Consolidated reserves	Total
Equity as of December 31, 1999	2.6	82.1	363.9	448.6
Increase in capital of JCDecaux SA [3]	0.1	162.1		162.2
Changes in accounting method			18.9	18.9
Net income for the period			20.4	20.4
Dividends paid			(25.6)	(25.6)
Change in translation adjustments			(0.6)	(0.6)
Equity as of December 31, 2000	2.7	244.2	377.0	623.9
Change in net equity of JCDecaux SA [2]	0.7	679.0		679.7
Net income for the period			10.2	10.2
Dividends paid [4]				
Purchase from minority shareholders and merger of JCDecaux SA			13.0	13.0
Change in translation adjustments			(4.9)	(4.9)
Equity as of December 31, 2001	3.4	923.2	395.3	1,321.9
Net income for the period			26.0	26.0
Dividends paid [4]				
Purchase of treasury shares [1]			(2.1)	(2.1)
Change in translation adjustments			(32.4)	(32.4)
Equity as of December 31, 2002	3.4	923.2	386.8	1,313.4

(1) In 2002, JCDecaux SA bought 200,000 of its own shares in August and October 2002 for a total price of €2.1 million.
(2) The JCDecaux Group went public on June 21, 2001. The share capital is hereinafter made up of 221,600,760 shares, compared to 176,187,464 as of December 31, 2000. The expenses related to the Initial Public Offering were allocated to the share premium net of tax.
(3) In 2000, JCDecaux SA carried out an increase in equity of €162.1 million intended to pay for the shares contributed by JCD Holding and other minority shareholders. In 2000, the impact of changes in accounting methods of €18.9 million on the opening reserves (Group share) is related to the capitalization of maintenance costs amounting to €6.9 million in France and €12.0 million in the foreign subsidiaries.
(4) The company has not paid out any dividends.

2.11 CHANGE IN MINORITY INTERESTS

In million euros	12/31/02	12/31/01	12/31/00
Equity (minority interests) as of January 1	**68.8**	47.5	53.3
Net income for the period	**17.5**	18.4	18.7
Dividends paid	**(12.2)**	(12.6)	(9.5)
Change in translation adjustments	**0.2**	0.8	0.0
Changes in consolidation scope	**(10.1)**	27.7	(18.1)
Changes in accounting methods			3.1
Purchase of minority rights resulting from merger JCDecaux SA		(13.0)	
Equity (minority interests) as of December 31	**64.2**	68.8	47.5

2.12 LOSS AND CONTINGENCY PROVISIONS

Loss and contingency provisions break down as follows:

In million euros	12/31/02	12/31/01	12/31/00
Loss and contingency provisions	**72.0**	73.5	66.7
Provisions for retirement benefit commitments	**10.6**	9.9	6.4
Total	82.6	83.4	73.1

Changes in loss and contingency provisions

In million euros	12/31/01	Allowances	Reversals	Transfers	Exchange gain/loss	Changes of consolidation scope	12/31/02
Provisions for risks	19.3	5.7	(5.8)	(2.6)	(0.1)	(0.1)	**16.4**
Provisions for dismantling [1]	45.9	6.0	0.0	0.1	(0.4)	0.0	**51.6**
Provisions for retirement benefits	10.0	1.5	(0.4)	(0.4)	0.0	(0.1)	**10.6**
Provisions for restructuring	4.5	0.5	(2.9)	0.0	0.0	0.0	**2.1**
Provision charges	3.7	0.4	(1.8)	(0.4)	(0.1)	0.1	**1.9**
Total Provisions	**83.4**	**14.1**	**(10.9)**	**(3.3)**	**(0.6)**	**(0.1)**	**82.6**

There are no material reversals in 2002 not related to actual charges.

(1) Loss and contingency provisions consist mainly of provisions for dismantling costs in respect of street furniture.
They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces).
The provisions for dismantling costs are spread over the duration of each concession agreement. Upon termination of a concession, 100% of the dismantling costs is set aside as a provision. Dismantling provisions being reestimated at year end, a net deprecation is recorded in the financial year.

Other provisions consist in particular of restructuring provisions for an amount of €2.1 million of provisions on social contingencies for an amount of €3.6 million and of provisions on litigation for an amount of €7.7 million as at December 31, 2002.

2.13 LONG-TERM DEBT

In million euros	12/31/02	12/31/01	12/31/00
Bank borrowings	**737.7**	896.5	1,267.9
Capital leases			10.6
Miscellaneous loans and long-term debt	**8.3**	12.2	9.4
Total	**746.0**	**908.7**	**1,287.9**

Most of the Group's long term debts consist in bank facilities. Its main source of financing is a syndicated credit facility, implemented in 2000 and maturing in 2005. As of December 31, 2002, the outstanding amount under that facility was €631 million.

In addition to the syndicated facility, other borrowings and miscellaneous loans are in place for a total amount of €115 million in some countries, including France for €8 million, Germany for €8.8 million, Austria for €22.7 million, Belgium for €8.7 million, Denmark for €18.6 million, and Australia for €19.1 million.

Miscellaneous loans and long term debts include accrued interests under the bank facilities, and shareholder loans (principal amount plus accrued interests).

Main terms and conditions of the syndicated credit facility

This facility bears interests based on Euribor index and on the Group's rating. It contains restrictive financial covenants and restriction on dividend payment (to be limited to 30% of the annual consolidated net income of the Group). Financial covenants require to maintain the consolidated EBITDA / net consolidated interest expenses ratio above 5 and the Net consolidated debt / consolidated EBITDA ratio below 3.5. As of December 31, 2002, these two ratios are 11.2 and 1.5 respectively, which outperformed the requirement.

Maturity of long-term debt

In million euros	12/31/02	12/31/01	12/31/00
Less than one year	**210.4**	205.4	135.4
More than one year and less than 5 years	**509.0**	692.0	1,115.0
More than 5 years	**26.6**	11.3	37.5
Total	**746.0**	**908.7**	**1,287.9**

Breakdown of long-term debt by currency

	12/31/02	12/31/01	12/31/00
Euro	**689.1**	849.0	1,190.1
US Dollar	**0.0**	0.0	43.0
Danish Crown	**18.6**	20.7	17.4
Norwegian Crown	**6.2**	3.6	2.5
Australian Dollar	**19.1**	23.4	26.6
Swedish Crown	**0.0**	0.4	0.0
UK Pound Sterling	**1.1**	6.5	8.2
Thai Baht	**3.4**	0.4	0.0
Japanese Yen	**4.3**	4.7	0.0
Singapore Dollar	**0.0**	0.0	0.1
Korean Won	**1.4**	0.0	0.0
Chilian Peso	**2.8**	0.0	0.0
Total	**746.0**	**908.7**	**1,287.9**

Breakdown of long-term debt by fixed / variable rate

In million euros	12/31/02	12/31/01	12/31/00
Fixed rate	**35.7**	14.4	5.6
Variable rate [1]	**710.3**	894.3	1,282.3
Total	746.0	908.7	1,287.9

(1) Variable rate long-term debt is hedged using financial instruments as described in note 4.1 hereafter.

3. NOTES TO THE INCOME STATEMENT

3.1 NET OPERATING EXPENSES

In million euros	12/31/02	12/31/01	12/31/00
Purchases of materials, external charges and other net operating expenses	**(820.3)**	(820.0)	(712.4)
Taxes and duties	**(18.4)**	(16.8)	(34.9)
Payroll	**(333.7)**	(329.1)	(284.3)
Depreciation allowances and provisions net of releases	**(194.1)**	(176.2)	(147.7)
Total	(1,366.5)	(1,342.1)	(1,179.3)

3.2 RESEARCH AND DEVELOPMENT COSTS

In 2002, the research and development costs amounted to €9.8 million against €13.8 million in 2001.

3.3 NET FINANCIAL INCOME / (LOSS)

In million euros	2002	2001	2000
Interest on debt net of cash	**(36.1)**	(57.1)	(56.7)
Net unrealized foreign exchange gains and losses	**(0.2)**	4.3	(2.0)
Others	**(0.4)**	(0.3)	(2.6)
Total	(36.7)	(53.1)	(61.3)

The financial loss for 2002 was €(36.7) million compared to €(53.1) million in 2001. The improvement of the financial result over 2002 is due primarily to the decrease in the average clear debt of the Group in 2002 compared to 2001, following its listing on the First Market of Euronext Paris SA in June 2001, and to the significant improvement of its free cash-flow in 2002.

3.4 NON-RECURRING INCOME / (LOSS)

In million euros	2002	2001	2000
Net income from operations	**(12.6)**	(8.5)	(7.4)
Net income from capital transactions	**(5.2)**	10.6	2.5
Net releases and other net income	**15.1**	(7.9)	7.3
Total	(2.7)	(5.8)	2.4

Net income from capital transactions amounted to €(5.2) million. They are mainly composed of €2.1 million of write-off of the ERP Manufacturing on JCDecaux SA (for which a provision of €1 million had been made up in 2001), of €1.9 million of net loss on sale of Recruit Holding (Hong Kong), and of €0.9 million of net loss on street furniture.

The net releases and other income, decreased of the net income from operations, amounted to €2.5 million.

3.5 INCOME TAX

Breakdown between deferred and current taxes

In million euros	2002	2001	2000
Current taxes	**(64.2)**	(84.4)	(81.1)
Deferred taxes	**(6.0)**	34.6	(13.9)
Total	(70.2)	(49.8)	(95.0)

The effective tax rate before amortisation of goodwill and before net income from equity affiliates, was 53.1% in 2000, 35% in 2001 and 40.8% in 2002. The lower rate in 2001 compared to 2000 results essentially from the impact of the restructuring in the USA for an amount of €24.4 million.

The €6.0 million of deferred expenses in 2002 include a €10.3 million net deferred tax income and a €16.3 million allowance for depreciation of deferred tax assets.

Breakdown of income taxes

In million euros	Income before tax	Taxes	Income after tax
Income from recurring operations	174.5	(70.8)	103.7
Non-recurring income	(2.7)	0.6	(2.1)
Income from consolidated companies before income from equity affiliates and amortisation of goodwill	171.8	(70.2)	101.6

Details of tax calculation

In million euros	2002	2001	2000
Consolidated net income	**43.5**	28.6	39.1
Income Tax charge	**(70.2)**	(49.8)	(95.0)
Consolidated income before taxes	**113.7**	78.4	134.1
Amortisation of goodwill	**63.7**	70.9	49.7
Long-term capital losses			2.9
Share of net income from equity affiliates	**(5.6)**	(7.1)	(4.9)
Parent/subsidiary regime tax treatment	**2.3**	2.9	(0.4)
Miscellaneous	**1.2**	1.7	
Net income before tax subject to the standard tax rate	**175.3**	146.8	181.4
Weighted Group tax rate	**34.65%**	32.20%	36.10%
Theoretical tax charge	**(60.7)**	(47.2)	(65.5)
Deferred tax on unrecognized tax losses	**(16.3)**	(30.6)	(36.5)
Additional local taxes	**0.8**	(2.1)	(1.3)
Use of unrecognized prior tax losses carried forward	**1.1**	7.4	5.6
Correction of deferred tax/previous years	**3.9**		
Impact of the USA restructuring		24.4	
Miscellaneous	**1.0**	(1.7)	2.7
Total tax charge calculated	**(70.2)**	(49.8)	(95.0)
Tax charge recorded	(70.2)	(49.8)	(95.0)

3.6 NET INCOME FROM EQUITY AFFILIATES

In million euros	2002	2001	2000
Affichage Holding	**4.7**	6.3	4.5
Nüremberg	**0.6**	0.8	0.5
Univier Communications BV	**0.3**		
Red Portugal			(0.1)
Placa			(0.1)
Audedor			0.1
Total	5.6	7.1	4.9

3.7 HEADCOUNT AND COMPENSATION OF EXECUTIVE OFFICERS

In 2002, the Group's workforce consisted of 7,079 people.

In 2001, the headcount was 7,336 compared to 6,788 in 2000.

As of December 31, 2002, the headcount of companies consolidated following proportional method is 185 people.

The repartition of headcount for the financial year 2002 and 2001 is as follows:

	2002	2001
Chief executives	**109**	119
Executives	**770**	792
Skilled employees	**1,152**	1,229
Employees	**3,153**	3,271
Workers	**1,895**	1,925
Total	7,079	7,336

The amount of remuneration paid to members of the Group's managing boards, the Board of Directors and Supervising Board amount respectively to €5.5 million and €0.1 million in 2002, compared to €4.6 million and 0.9 million as for fiscal year 2001.

4. OFF-BALANCE SHEET COMMITMENTS

4.1 FINANCIAL INSTRUMENTS

The Group uses derivative products only for interest rate and foreign exchange rate hedging purposes.

Interest rate risk

A significant part of the Group debt is denominated in euros and indexed on variable rate, notably its syndicated loan. In order to reduce its exposure to Euribor rates increases, the group hedged part of its debt with fixed rate swaps, purchase of caps, spread caps and tunnels.

As of December 31, 2002, the positions held by the Group are the following:

- Hedging of the syndicated loan (€631 million outstanding as of December 31, 2002):

- Caps purchased for €483 million maturing between March 2003 and September 2005; none is in the money as of December 31, 2002.

- Caps sold for €76.2 million maturing in March 2003; none is in the money as of December 31, 2002.

- Floors sold for €140 million maturing between December 2003 and September 2005; €120 million are in the money, based on a EURIBOR 3 month index of 2.865% (value as of December 31, 2002).

- Fixed rate swaps for €20 million maturing in December 2003.

The interest expenses to be incurred in 2003 by the syndicated loan including hedges and based on the amortising profile, should amount to €19 million based on short term rate of 2.865% (EURIBOR 3 month as of December 31, 2002), to €23.6 million based on 3.865% and to €15.1 million based on 1.865%.

- Hedging of subsidiary debt:

The Group has also implemented fixed rate swaps in Denmark for 70 million Danish Crowns, maturing between December 2007 and January 2009, to hedge a 75 million Danish Crowns loan indexed on variable rates.

The market value of the Group's portfolio of interest rate instruments was €(2.5) million as of December 31, 2002.

Foreign exchange rate risk

The foreign exchange risk exposure of the Group is related to its activity in foreign countries. Its is mainly generated by commercial activities (purchases of material) and financial activities (refinancing and cash deposits with foreign subsidiaries).

As of December 31, 2002, the hedging transactions implemented by the Group are the following:

In million euros	Currency	Amount
On trading operations		
Forward sales	GBP	2
	SEK	0.2
	EUR	0.5
On financial operations [1]		
Forward purchase	HKD	5.2
	SGD	1.2
Forward sales	USD	45.6
	GBP	10.3
	DKK	2
	NOK	1
	SEK	1

(1) Forward sales and forward purchases hedge respectively facilities granted by JCDecaux SA to its subsidiaries and facilities granted to JCDecaux SA by its subsidiaries.

The market value of those foreign exchange instruments as of December 31, 2002 was €10.2 million.

Counterparty risk on financial instruments:

The Group considers that its exposure to counterparty risk on financial instruments is limited as they are dealt with highly-rated banks.

4.2 OFF-BALANCE SHEET COMMITMENTS, OTHER THAN FINANCIAL INSTRUMENTS

In million euros	12/31/02
Commitments given	
Business guarantees	**69.3**
Guarantees	**12.2**
Pledges and mortgages	**32.9**
Commitments on shares	**230.1**
Total	344.5
Commitments received	
Guarantees	**3.8**
Commitments on shares	**236.6**
Credit facilities	**501.6**
Total	742.0

The business guaranties consist mainly of the performance bonds granted by the Group to Cities and Airports, in the context of signed concession agreements.

Marketable securities have been hypothecated in connection with the commitment given on shares up to €32.7 million.

Commitments given and received on shares are namely granted and received to the extend of external growth agreements.

One of our partners has informed the Group that it is willing to put an end to the cooperation agreement during 2003, in full compliance with the withdrawal conditions provided for in the shareholders' agreement. As a consequence, the JV company will be split and assets distributed according to the cooperation contract's terms. Moreover, our partner benefits from a put option of assets and we have then a call option (exercise period from October 1st, 2004 to October 1st, 2005). As a consequence, if the put option is exercised, JCDSA will pay out €138 million.

The commitments given and received on shares, for respectively an amount of €230.1 million and an amount of €236.6 million include, for this operation, €138 million related to commitments given on shares and €145 million related to commitments received on shares.

Moreover, the commitments given on shares consist, to the benefit of our different partners, of the following put options:

- put option for an amount of €74 million with an exercise period from January 1st, 2009 to December 31, 2009.
- put option for an amount of €17.6 million with an exercise period in two steps: from March 1st, 2004 to March 15th, 2004 (25% of the shares) and from March 1st, 2005 to March 15th, 2005 (25% of the shares).
- put option for an amount of €0.5 million with an exercise period from June 29th, 2003 to September 27th, 2003.

The commitments received on shares consist namely, to our benefit, of a put option for an amount of €17.6 million with an exercise period in two steps: from March 16th, 2004 to March 30th, 2004 (25% of the shares) and from March 16th, 2005 to March 30th, 2005 (25% of the shares).

Lastly, according to the partnership agreements signed, the Group benefits from preemptive rights which are not considered as commitments by the Group.

Guarantees received are mainly representations and guarantees on the liabilities (warranties).

Credit facilities consist of the credit line granted by a pool of banks and still available for JCDecaux SA.

Lastly, the Group has concluded, to the extent of its ordinary business, leases and concessions agreements under which payments of rents or minimum fees are payable to Cities and Airports each financial year.

If it turns out to be that these leases and concession agreements give birth to the payment of any sums by the Group, provisions for risks and charges are recorded in financial statements.

Capital leases commitments are as follows:

	Less than 1 year	More than 1 year and less than 5 years	More than 5 years	Total
Personal property leases	1	1.1	0.0	2.1
Real estate leases	0.4	0.8	0.0	1.2
Total leases	1.4	1.9	0.0	3.3

5. SEGMENT REPORTING

5.1 BY LINE OF BUSINESS

Definition of segments

STREET FURNITURE

The street furniture line of business covers, in general, the advertising agreements relating to public property entered into with local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale of equipment, work, various maintenance and other services.

BILLBOARD

The billboard line of business covers advertising on private property, including both standard billboards and illuminated billboards. It also includes neon-type billboards.

TRANSPORT

The transport line of business covers advertising in public transport systems, including airports, metros, buses, tramways and trains.

In million euros	Net Revenues	EBITDA [1]	Net tangible assets
Street furniture			
2002	840.3	340.3	539.9
2001	798.2	306.4	590.0
2000	725.8	293.8	459.2
Billboard			
2002	442.6	55.4	150.1
2001	411.4	47.8	152.4
2000	384.1	66.4	119.8
Transport			
2002	294.8	9.6	32.3
2001	333.6	23.1	30.8
2000	307.1	27.6	21.3
Holding Cos.			
2002	0.0	0.0	0.0
2001	0.0	0.0	0.0
2000	0.1	(2.3)	13.1
Total			
2002	1,577.7	405.3	722.3
2001	1,543.2	377.3	773.2
2000	1,417.1	385.5	613.4

(1) EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation.

5.2 BY GEOGRAPHIC AREA

In million euros	Net Revenues	EBITDA [1]	Net tangible assets
France			
2002	570.9	185.2	219.7
2001	591.8	181.8	242.9
2000	581.1	174.3	218.3
UK			
2002	231.6	38.0	107.6
2001	220.9	35.1	122.5
2000	213.4	43.3	106.0
Europe (excl. France & UK)			
2002	568.9	192.9	296.3
2001	516.1	182.5	281.5
2000	401.2	170.3	203.0
Americas			
2002	104.2	(8.0)	70.9
2001	103.4	(22.2)	100.0
2000	105.9	(8.5)	63.3
Asia / Pacific			
2002	102.1	(2.8)	27.8
2001	111.0	0.1	26.3
2000	115.5	6.1	22.8
Total			
2002	**1,577.7**	**405.3**	**722.3**
2001	1,543.2	377.3	773.2
2000	1,417.1	385.5	613.4

(1) EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation.

6. SCOPE OF CONSOLIDATION

6.1 IDENTITY OF PARENT COMPANY

As of December 31, 2002, 69.52% of the capital of JCDecaux SA was owned by JCDecaux Holding.

6.2 LIST OF CONSOLIDATED COMPANIES

Consolidated companies as of December 31, 2002

Company	Country	% interest	Consolidation method	% control
Street furniture				
JCDECAUX SA	France	100.00	Parent	100.00
DPE	France	100.00	F	100.00
JCDECAUX MOBILIER URBAIN	France	100.00	F	100.00
SEMUP	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
SOPACT	France	50.00	F	50.00
ACM GmbH	Germany	100.00	F	100.00
GEORG ZACHARIAS	Germany	50.00	F	50.00
ILG AUSSENWERBUNG	Germany	50.00	F	50.00
ILG AUSSENWERBUNG ZACHARIAS	Germany	10.00	EM	20.00
JCD DEUTSCHLAND	Germany	100.00	F	100.00
JCD STADTMOBLIERUNG DRESDEN	Germany	100.00	F	100.00
KLETT DECAUX	Germany	100.00	F	100.00
DSM DECAUX (formerly MGM)	Germany	50.00	F	50.00
NÜREMBERG	Germany	35.00	EM	35.00
R.G.S	Germany	25.00	F	50.00
JCD UK	United Kingdom	100.00	F	100.00
JCD ARGENTINE	Argentina	99.93	F	99.93
JCDECAUX AUSTRALIA	Australia	100.00	F	100.00
JCD STREET FURNITURE AUSTRALIA	Australia	100.00	F	100.00
ACM BELGIQUE	Belgium	100.00	F	100.00
JCD BELGIQUE	Belgium	100.00	F	100.00
JCD SALVADOR	Brazil	100.00	F	100.00
JCD DO BRASIL	Brazil	100.00	F	100.00
IP DECAUX	Korea	50.00	PI	50.00
AFA JC DECAUX	Denmark	50.00	F	50.00
JCDECAUX & SIGN	Spain	75.00	F	75.00
PLANIGRAMA	Spain	100.00	F	100.00
MOBILIARIO URBANO	Spain	100.00	F	100.00
JCDECAUX CHICAGO	United States	100.00	F	100.00
JCDECAUX MALLSCAPE	United States	100.00	F	100.00
JCDECAUX NEW YORK INC.	United States	70.00	F	70.00

Company	Country	% interest	Consolidation method	% control
JCDECAUX NEW YORK LLC	United States	100.00	F	100.00
JCDECAUX UNITED SAN FRANCISCO	United States	100.00	F	100.00
VIACOM DECAUX	United States	50.00	PI	50.00
JCDECAUX FINLANDE	Finland	100.00	F	100.00
JCDECAUX ATLANTIS	Canary Islands	85.00	F	85.00
AFA JCD ICELAND	Iceland	50.00	F	100.00
MCDECAUX INC. JAPON [1]	Japan	60.00	PI	60.00
JCDECAUX GROUP SERVICES	Luxembourg	100.00	F	100.00
JCD LUXEMBOURG	Luxembourg	100.00	F	100.00
JCD NEDERLAND BV (formerly PUBLEX BV)	The Netherlands	50.00	F	50.00
V.K.M BV	The Netherlands	50.00	F	50.00
JCD PORTUGAL	Portugal	100.00	F	100.00
PURBE	Portugal	100.00	F	100.00
JCDECAUX MESTSKY MOBILIAR	Czeck Rep.	100.00	F	100.00
JCD SINGAPOUR	Singapore	100.00	F	100.00
JCD SLOVAQUIE	Slovaquia	100.00	F	100.00
JCDECAUX SVERIGE	Sweden	96.46	F	96.46
JCDECAUX THAÏLANDE	Thaïland	95.15	F	95.15
JCDECAUX URUGUAY	Uruguay	100.00	F	100.00
Billboard				
AGUESSEAU	France	100.00	F	100.00
AVENIR FRANCE	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS & ALLEN GROUP	United Kingdom	100.00	F	100.00
MILLS & ALLEN HOLDINGS	United Kingdom	100.00	F	100.00
MILLS & ALLEN Ltd	United Kingdom	100.00	F	100.00
JCD UNITED Ltd	United Kingdom	100.00	F	100.00
PEARL & DEAN GROUP PTY Ltd	Australia	100.00	F	100.00
GEWISTA	Austria	39.20	F	67.00
PROGRESS AUSSENWERBUNG	Austria	39.20	F	100.00
PROGRESS WERBELAND GmbH	Austria	19.99	F	51.00
JCD CENTRAL EASTERN EUROPE	Austria	58.50	F	58.50
EUROPLAKAT INTERNATIONAL MBH	Austria	19.60	PI	50.00
ISPA WerbegesmbH	Austria	39.20	F	100.00
USP WerbegesmbH	Austria	29.36	F	74.90
BELGOPOSTER	Belgium	100.00	F	100.00
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR	Belgium	61.15	F	61.15
EUROPLAKAT DOO BANJA LUKA	Bosnia	11.76	PI	50.00

Company	Country	% interest	Consolidation method	% control
Billboard				
EUROPLAKAT DOO SARAJEVO	Bosnia	11.76	PI	50.00
EUROPLAKAT POREKLAM DOO	Croatia	9.99	PI	50.00
JCDECAUX ESPANA (formerly Avenir Centro)	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	100.00	F	100.00
EUROPLAKAT KFT	Hungary	13.24	PI	50.00
PERON REKLAM KFT	Hungary	3.30	EM	24.95
AVENIR BUDAPEST	Hungary	10.78	PI	50.00
JCD NEONLIGHT BUDAPEST	Hungary	16.07	PI	50.00
JCD IRELAND	Ireland	100.00	F	100.00
JCD IRELAND NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
JCD IRELAND SOUTH	Ireland	100.00	F	100.00
SOLAR SUMMERBROOK	Ireland	100.00	F	100.00
IGP DECAUX AFFICHAGE (formerly JCD Communication Extérieure)	Italy	32.35	PI	32.35
EUROPOSTER BV	The Netherlands	100.00	F	100.00
UNIVIER COMMUNICATIONS BV (2)	The Netherlands	50.00	EM	50.00
AUSSENWERBUNG POLEN GmbH	Poland	9.60	PI	50.00
MEDIA SYTEM SP ZOO	Poland	4.96	PI	50.00
EUROPLAKAT POLSKA SP ZOO	Poland	9.60	PI	50.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
AUTEDOR	Portugal	51.00	F	51.00
CENTECO	Portugal	70.00	F	70.00
RED LITORAL	Portugal	63.91	F	75.00
GREEN	Portugal	52.19	F	55.00
PLACA	Portugal	100.00	F	100.00
RED PORTUGUESA PUBLICIDAD	Portugal	86.21	F	86.21
AVENIR PRAHA	Czeck Rep.	90.00	F	90.00
AUSSENW. TSCHECH. SLOW. BETEILIG	Czeck Rep.	39.20	F	100.00
EUROPLAKAT INTERWERB SP SRO	Czeck Rep.	39.20	F	100.00
EUROPLAKAT USTI NAD LABEM	Czeck Rep.	32.92	F	84.00
EUROPLAKAT SP SRO	Czeck Rep.	39.20	F	100.00
ISPA SPOL BRATISLAVA	Slovaquia	39.20	F	100.00
PROREKLAM EUROPLAKAT DOO	Slovenia	9.60	PI	50.00
SLOVENIJA PLAKAT DOO	Slovenia	4.90	PI	50.00
INREKLAM PROGRESS DOO	Slovenia	9.60	PI	50.00
AFFICHAGE HOLDING	Switzerland	17.55	EM	30.00
EUROPLAKAT YU DOO	Yougoslavia	15.68	PI	50.00

Company	Country	% interest	Consolidation method	% control
Transport				
JCDECAUX AIRPORT FRANCE	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MEDIA FRANKFURT	Germany	39.00	PI	39.00
JCDECAUX AIRPORT GmbH	Germany	60.00	F	60.00
JCDECAUX AIRPORT Ltd	United Kingdom	100.00	F	100.00
PEARL & DEAN PUBLISHING	Australia	100.00	F	100.00
INFO SCREEN AUSTRIA Ges. MbH	Austria	39.20	F	100.00
JCD CHILI	Chile	100.00	F	100.00
AEROSISTEMAS	Spain	100.00	F	100.00
JCD NORTH AMERICA	United States	100.00	F	100.00
JCDECAUX AIRPORT INC.	United States	100.00	F	100.00
JCD PEARL & DEAN Ltd HONG KONG	Hong Kong	100.00	F	100.00
IGP	Italy	32.35	PI	32.35
JCD PEARL & DEAN SDN BHD	Malaysia	100.00	F	100.00
JCD NORGE AS	Norway	96.98	F	96.98
JCDECAUX AIRPORT POLSKA	Poland	60.00	F	100.00
APS PUBLICIDADE	Portugal	85.00	F	85.00
RENCAR PRAHA	Czeck Rep.	34.70	F	88.52
RENCAR MEDIA	Czeck Rep.	34.70	F	100.00
JCD ASIA SINGAPORE PTE	Singapore	100.00	F	100.00
JCD PEARL & DEAN PTE Ltd	Singapore	100.00	F	100.00
XPOMERA	Sweden	67.52	F	70.00

(1) The MC Decaux company (Japan) is consolidated under the proportional method according to the joint management with the partner of the Group.
(2) The Univier Communications BV company is accounted for under the equity method, the management of the operations being trusted to our partner.
Note : F = Full integration - PI = Proportionnal Integration - EM = Equity Method

7. SUBSEQUENT EVENTS

On February 13th, 2003, the company Europlakat International took the control of Alma Quattro leader of outdoor advertising in Serbia-Montenegro. Alma Quattro runs in particular more than 600 advertising supports in Belgrade city.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Translated from French)

To the Shareholders of the Company JCDecaux SA,

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31, 2002, on the audit of the accompanying consolidated financial statements of the Company JCDecaux SA.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We also performed the verification of the information given in the management report of the Executive Board. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

Without qualifying our opinion expressed hereabove, we draw your attention to note 1.1.b of the financial statements disclosing the change in accounting methods, as of January 1st, 2002, due to the first application of rule 2000-06 of the CRC (*Comité de Réglementation Comptable,* French Accounting Regulations Committee) relating to liabilities.

Neuilly-sur-Seine and Paris, March 19th, 2003

The Statutory Auditors

Patrick Malvoisin

BARBIER FRINAULT & AUTRES
ERNST & YOUNG Network
Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Claude Chezaud

FIDUCIAIRE REVISUNION

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

A *Document de Référence* published in French and registered with the *Commission des Opérations de Bourse* under the No. R 03-053 on April 16, 2003, is also available.

JCDecaux
17, rue Soyer
92200 Neuilly-sur-Seine - France
Tel: 33 (0)1 30 79 79 79

JCDecaux's Communication and Investor Relations departments.

Designed and produced by Burson-Marsteller.

Photo credits: Marc Augé / Alain Dovifat / Isabelle Lévy / Matthew Stuart / Chris Volk / Gérard Uferas - Rapho.


N°1 and N°2
N°3 and N°4
30% MARKET SHARE IN EUROPE
(including the 30% interest in Affichage Holding)
17%
NORWAY
43%
SWEDEN
60%
FINLAND
UNITED KINGDOM
24%
DENMARK
60%
IRELAND
22%
THE NETHERLANDS
30%
10%
GERMANY
POLAND
CZECK REP.
SLOVAQUIA
BELGIUM & LUXEMBOURG
40%
75%
SWITZERLAND
AUSTRIA
40%
HUNGARY
SLOVENIA
CROATIA
BOSNIA
ITALY
20%
36%
FRANCE
SERBIA and MONTENEGRO
BULGARIA
PORTUGAL
55%
34%
SPAIN

JCDECAUX, THE LARGEST OUTDOOR OPERATOR IN EUROPE

ARGENTINA
JCDecaux Argentina
54 11 4394 0282
soledad.romerstein@jcdecauxargentina.com.ar

AUSTRALIA
JCDecaux Australia Pty Ltd
61 2 9557 6555
www.jcdecaux.com.au

AUSTRIA
Gewista
43 1 795 97 700
www.gewista.at / dion@gewista.at
www.europlakat.at / europlakat@europlakat.at

BELGIUM
JCDecaux Belgium
32 2 274 11 11
www.jcdecaux.be

BOSNIA
Europlakat
387 33 252 400
epsa.bih@europlakat-bih.co.ba
www.europlakat-bih.co.ba

BRASIL
JCDecaux Do Brasil, Ltda
55 11 30 89 68 24
jcdecaux@jcdecaux.com.br
www.jcdecaux.com.br

BULGARIA
Europlakat
359 2 8707 280
europlakat.bg@techno-link.com

CHILE
56 2 208 5666
philippe.lecuyer@jcdecauxargentina.com.ar

CROATIA
Europlakat
385 1 3031 000
europlakat-proreklam@europlakat-pro.tel.hr

CZECK REP.
JCDecaux
420 2 8409 4410 / 420 2 6631 1032
jcd@mbox.vol.cz

DENMARK
AFA JCDecaux AS
45 86 12 02 88 -
www.afajcdecaux.dk / info@afajcdecaux.dk

FINLAND
JCDecaux Finland Oy
358 9 759 091
www.jcdecaux.fi / jcdecaux@jcdecaux.fi

FRANCE
JCDecaux SA
33 1 30 79 79 79
www.jcdecaux.com / dircom@jcdecaux.fr

GERMANY
JCDecaux Deutschland GmbH
49 221 54 685-0
www.jcdecaux.de / zentrale@jcdecaux.de

HONG KONG
852 2111 0111
info@jcdecaux.com.hk

HUNGARY
Europlakat
36 1 4888 440
www.europlakat.hu / office@europlakat.hu /
avenir@avenirbp.hu

ICELAND
AFA JCDecaux Island ehf.
354 562 4243
www.afajcdecaux.is / afajcdecaux@afajcdecaux.is

IRELAND
JCDecaux Ireland
353 1 29 58 170
www.jcdecaux.ie / info@jcdecaux.ie

ITALY
IGP Decaux
39 02 65 46 51
www.igpdecaux.it / info@igpdecaux.it

JAPAN
MC Decaux
81 3 5217 2520
bastide@mcdecaux.co.jp

KOREA
IPDecaux INC
82 2 514 0220
www.ipdecaux.com
contact@ipdecaux.com

LUXEMBOURG
JCDecaux Luxembourg
32 2 274 11 11
www.jcdecaux.be

MALAYSIA
JCDecaux Pearl & Dean Sdn Bhd
60 378 04 47 88
klchuah@jcdecauxpnd.com.my

MEXICO
52 55 5281 77 40
orvajulio@terra.com.mx

NORWAY
JCDecaux Norge AS
47 23 00 75 00
www.jcdecaux.no / markussen@jcdecaux.no

POLAND
JCDecaux Airport
48 22 331 33 20
jcdecaux@jcdecauxairport.com.pl

PORTUGAL
351 21 831 75 00
www.jcdecaux.com / jcdecauxlisboa@mail.telepac.pt

SERBIA AND MONTENEGRO
Europlakat
381 11 3281 949
office@europlakat.co.yu

SINGAPORE
JCDecaux Singapore
65 6333 6639
marketing@jcdecaux.com.sg

SLOVAQUIA
JCDecaux
421 2 6224 7421
jcd@jcdecaux.sk

SLOVENIA
Europlakat
386 1 4363 557
proreklam-europlakat@siol.net

SPAIN
El Mobiliario Urbano, S.A. JCDecaux & Sign
91 837 41 00
www.jcdecaux.es

SWEDEN
JCDecaux Sweden
46 8 761 92 00
www.jcdecaux.se / info@jcdecaux.se

SWITZERLAND
SGA
41 22 737 02 00
www.apgsga.ch

THAÏLAND
JCDecaux Thaïland
66 2 679 22 73
stephanet@jcdecaux.co.th

THE NETHERLANDS
JCDecaux Nederland BV
31 20 660 75 00
www.jcdecaux.nl / info@jcdecaux.nl

UNITED STATES / CANADA
JCDecaux North America
646 834 1200
www.jcdecauxna.com / info@jcdecauxna.com

UNITED KINGDOM
44 208 326 77 77
www.jcdecaux.co.uk

URUGUAY
598 2 208 9510
www.jcdecaux.com.uy
soledad.romerstein@jcdecauxargentina.com.ar

CONTACTS

COMMUNICATION DEPARTMENT
33 (1) 30 79 35 43
dircom@jcdecaux.fr

INVESTOR RELATIONS
33 (1) 30 79 44 86
actionnaires@jcdecaux.fr


New setting up

ICELAND

CANADA

UNITED STATES

MEXICO

BRASIL

CHILE

URUGUAY

ARGENTINA

CHINA (Macao, Hong Kong)

KOREA

JAPAN

THAÏLAND

MALAYSIA

SINGAPORE

AUSTRALIA

JCDECAUX, A WORLD LEADER IN OUTDOOR ADVERTISING


JCDecaux
www.jcdecaux.com
Bay
Area
New Perfectionist

JCDecaux lamppost designed by Philippe Starck and kiosk designed by Lord Norman Foster, with San Francisco Museum of Modern Art in the background